invensys®

Invensys plc

Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

82-2142

SUPPL

5 June 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 4 notifications released to the London Stock Exchange concerning

(1) Documents Lodged with the UK Listing Authority
(2) Prospectus and Circular Posted
(3) Notification of Major Interests in Shares
(4) Notification of Interests of Directors and Connected Persons

Yours sincerely

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

RNS Number:6842D
Invensys PLC
26 May 2006

INVENSYS PLC

DOCUMENTS LODGED WITH THE UK LISTING AUTHORITY

Invensys plc confirms that further to yesterday's announcements, two copies of the following documents have been filed with the UK Listing Authority:

1. Circular in relation to the Rights Issue;
2. Prospectus in relation to the Rights Issue; and
3. Invensys plc Annual Report & Accounts 2006

The documents will be available to the public for inspection at the UK Listing Authority's Document Viewing Facility at:

UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 26 May 2006

RNS Number:7565D
Invensys PLC
30 May 2006

INVENSYS PLC

PROSPECTUS AND CIRCULAR POSTED

Further to the announcement made on 26 May 2006, the prospectus and circular, in relation to the proposed rights issue, have been posted on Saturday, 27 May 2006.

Copies of the prospectus and circular are available for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 30 May 2006

RNS Number:7887D
Invensys PLC
30 May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group in respect of their material and non-material interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired
24,942,600

6) Percentage of issued class
n/a

7) Number of shares/amount of stock disposed
n/a

8) Percentage of issued class
n/a

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

30 May 2006

11) Date company informed

30 May 2006

12) Total holding following this notification

749,259,704

13) Total percentage holding of issued class following this notification

13.174%

14) Any additional information

The Company has been informed that the notification received from Standard Life Investments on 24 May 2006 was made in error. As at Wednesday 24 May 2006, Standard Life Investments had a holding of 718,036,796 shares and a 12.63% interest in the Company

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 30 May 2006

RNS Number:9476D
Invensys PLC
01 June 2006

INVENSYS PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Invensys plc notifies that:

1) Grant of an Award under the Invensys plc 1998 Senior Executive Long Term Incentive Plan:

A conditional award in respect of 5,988,346 ordinary shares of 1p each to Ulf C I Henriksson, a director of the Company, has been made today, 1 June 2006, under the Invensys plc 1998 Senior Executive Long Term Incentive Plan.

Vesting of the award is conditional upon performance conditions (consisting of a Total Shareholder Return condition and overall Company performance underpins) to be applied over the three year period commencing on 1 June 2006. Subject to the satisfaction of the performance conditions over the three year period, 50% of the shares under award will be released and the other 50% will be deferred for one further year.

2) Grant of an Award under the Invensys plc Turnaround Bonus Overlay Plan:

An award in respect of 2,579,045 ordinary shares of 1p each has been made today, 1 June 2006, to Mr Henriksson under the Invensys plc Turnaround Bonus Overlay Plan.

Subject to continued employment, 50% of the shares will be released following the first anniversary of the date of grant and the other 50% will be released following the second anniversary.

The number of shares under the awards referred to above will be subject to adjustment in the same manner as other share awards in connection with the proposed rights issue.

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 78213758

Name of Company Official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 1 June 2006

THIS DOCUMENT AND ANY ENCLOSURES TO IT ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the FSMA if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you sell or transfer or have sold or otherwise transferred all of your Existing Shares, please forward this Document and the accompanying documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. If you sell or have sold only part of your holding of Existing Shares in certificated form, please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately. Instructions regarding split applications will be set out in the Provisional Allotment Letter.

HSBC Bank plc, JPMorgan Cazenove Limited, Morgan Stanley & Co. International Limited and Tricorn Partners LLP are acting exclusively for the Company and no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this Document) as a client in relation to the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue or any other matters referred to in this Document.

For a discussion of certain risk factors which should be taken into account when considering whether to vote in favour of the Resolution and when considering whether to take up your rights under the Rights Issue, see Part 2 of this Document.

The distribution of this Document and/or the accompanying documents into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this Document and/or the accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of such jurisdictions.

Capitalised terms have the meanings ascribed to them in the "Definitions" section of this Document.

---

invensys®

(registered in England and Wales under the Companies Acts 1917 to 1980 with registered number 166023)

Proposed 2 for 5 Rights Issue of up to 2,276 million New Shares at 15 pence per New Share and arrangement of new banking facilities

Circular and Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of Invensys on pages 6 to 14 of this Document, recommending you to vote in favour of the Resolution described in this Document. You should read this Document in its entirety and consider whether to vote in favour of the Resolution in light of the information contained in this Document.

Notice of an Extraordinary General Meeting of Invensys, to be held at Victoria Park Plaza, 239 Vauxhall Bridge Road, London SW1V 1EQ at 11.00 a.m. on 14 June 2006 is set out at the end of this Document.

Shareholders will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Shareholders are requested to complete and return the Form of Proxy whether or not they intend to attend the meeting. To be valid, Forms of Proxy should be completed and signed in accordance with the instructions printed thereon and returned by post or by hand so as to reach the Registrar at Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible and, in any event, by no later than 11.00 a.m. on 12 June 2006. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notice convening the Extraordinary General Meeting at the end of this Document. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude Shareholders from attending and voting at the Extraordinary General Meeting, should they so wish.

All Shareholders on the register of members of the Company at the close of business on 22 May 2006, have been sent this Document. In addition, all such Shareholders other than those Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Australia, France, Japan or South Africa have been sent a Prospectus and, subject to certain conditions being satisfied, including the passing of the Resolution, it is expected that Qualifying non-CREST Shareholders other than those with a registered address in, subject to certain exceptions, the United States, Canada, Australia, France, Japan or South Africa will be sent a Provisional Allotment Letter on or around 14 June 2006, such documents constituting the offer under the Rights Issue to Qualifying Shareholders.

This Document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to be issued in connection with the Rights Issue and/or to take up entitlements to Nil Paid Rights, in any jurisdiction in which such an offer or solicitation is unlawful. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Shares, the Nil Paid Rights or the Fully Paid Rights or the accuracy or adequacy of this Document. Any representation to the contrary is a criminal offence in the United States.

The Existing Shares have been admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities. Application has been made to the Financial Services Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to be admitted to the Official List of the Financial Services Authority, and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission to the Official List will become effective and that dealings in the New Shares will commence on the London Stock Exchange, nil paid, at 8.00 a.m. on 15 June 2006.

Disclosure regarding forward-looking statements

This Document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include statements that are not statements of historical fact, including statements in Part 1 ("Letter from the Chairman") and Part 2 ("Risk Factors"), and relate to the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Group operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond the Company's ability to control or predict. The Company cautions you that forward-looking statements are not guarantees of future performance and the Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates may differ materially from those made in or suggested by the forward-looking statements contained in this Document. In addition, even if the Group's results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, are consistent with the forward-looking statements contained in this Document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to, the factors discussed in Part 1 ("Letter from the Chairman") and Part 2 ("Risk Factors").

You are advised to read this Document in its entirety, and in particular Part 1 ("Letter from the Chairman") and Part 2 ("Risk Factors"), for a more complete discussion of the factors that could affect the Group's future performance and the industries in which the Group operates. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this Document may not occur.

These forward-looking statements speak only as of the date of this Document. Except as required by the Financial Services Authority, the London Stock Exchange or by law, the Company undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No incorporation of website information

The contents of the Group's website do not form part of this Document.

Presentation of financial information

Unless otherwise indicated, all references in this Document to "sterling", "pounds sterling", "£", "pence", "penny" or "p" are to the lawful currency of the United Kingdom and all references to "US dollars", "$", "US$" or "cents" are to the lawful currency of the United States. The Company prepares its financial statements in pounds sterling.

Unless otherwise noted, the financial information set forth in Part 1 ("Letter from the Chairman") has been extracted without material adjustment from the Group's audited consolidated financial statements and unless otherwise noted, the ratios of financial measures presented in this Document have been calculated based on information presented in Invensys' audited consolidated financial statements.

EXPECTED TIMETABLE FOR THE RIGHTS ISSUE

	2006
Announcement of Rights Issue	Thursday, 25 May
Publication of Prospectus	Thursday, 25 May
Latest time and date for receipt of Forms of Proxy	11.00 a.m. on Monday, 12 June
Latest time and date for receipt of electronic proxy appointments via the CREST system	11.00 a.m. on Monday, 12 June
Record Date for entitlements under the Rights Issue	5.00 p.m. on Monday, 12 June
Extraordinary General Meeting	**11.00 a.m. on Wednesday, 14 June**
Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only[1])	Wednesday, 14 June
Dealings in New Shares, nil paid, commence on the London Stock Exchange	**8.00 a.m. on Thursday, 15 June**
Existing Shares marked "ex-rights" by the London Stock Exchange	8.00 a.m. on Thursday, 15 June
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only[1])	as soon as practicable after 8.00 a.m. on Thursday, 15 June
Nil Paid Rights and Fully Paid Rights enabled in CREST	as soon as practicable after 8.00 a.m. on Thursday, 15 June
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form)	4.30 p.m. on Friday, 30 June
Latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on Monday, 3 July
Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. on Wednesday, 5 July
Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	**11.00 a.m. on Friday, 7 July**
Dealings in New Shares, fully paid, commence on the London Stock Exchange and New Shares credited to CREST stock accounts (uncertificated holders only[1])	**8.00 a.m. on Monday, 10 July**
Despatch of definitive share certificates for New Shares in certificated form (certificated holders only[1])	by Tuesday, 18 July

[1] Subject to certain restrictions relating to Shareholders with registered addresses outside the UK (details of which are set out in the Prospectus).

The dates set out in the expected timetable for the Rights Issue above may be adjusted by the Company in which event details of the new dates will be notified to the Financial Services Authority, the London Stock Exchange and, where appropriate, to Shareholders. In particular, pursuant to the Underwriting Agreement, the Company and the Underwriters and the Managers have agreed that if a supplementary prospectus is issued by the Company two Business Days or fewer prior to the date specified in the expected timetable for the Rights Issue above as the latest date for acceptance and payment in full, such date shall be extended to the date which is two Business Days after the date of issue of the supplementary prospectus.

References to times in this Document are to British Summer Time.

If you have any queries about the Rights Issue or on the procedure for acceptance and payment you should call the shareholder helpline 0870 600 3963 (or +44 1903 276342 from outside the UK). The helpline is available between the hours of 8.30 a.m. and 5.30 p.m. Monday to Friday excluding public holidays.

Registered Office:
Portland House
Bressenden Place
London SW1E 5BF

Registered in England and Wales
(No. 166023)

25 May 2006

Dear Shareholder

Rights Issue of up to 2,276 million New Shares at 15 pence per New Share on the basis of 2 New Shares for every 5 Existing Shares and arrangement of new banking facilities Notice of Extraordinary General Meeting

Capitalised terms used in this letter are, where not otherwise defined in this letter, defined in Part 4 ("Definitions") of this Document

1. INTRODUCTION

I am writing to you with details of the refinancing plan which was announced today by your Board (the "2006 Refinancing") consisting of:

- a fully underwritten rights issue of New Shares to raise approximately £341 million (before expenses); and
- the arrangement of new banking facilities of approximately £700 million.

The Rights Issue and the arrangement of the New Senior Credit Facilities are inter-conditional– see section 8 below for further details.

The proceeds of the Rights Issue will be used to repay 35% of the aggregate principal amount of the Group's outstanding High Yield Bonds with the balance being applied to partially fund a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender") as set out below. The New Senior Credit Facilities, together with certain existing cash resources will be used to repay and cancel the Group's existing bank facilities, as explained in more detail in section 4 of this letter.

In addition, the Group announced yesterday the disposal of the Invensys Building Systems operations in the US and Asia Pacific ("IBS") to Schneider Electric SA for £157 million (the "Disposal"). Further details of the Disposal are included in section 5 of this letter. A portion of the proceeds of the Rights Issue plus some of the proceeds of the IBS disposal will be used to tender for all of the 144A Notes.

The purpose of this Document is to explain why the Directors believe that the proposed 2006 Refinancing is in the best interests of the Company and its Shareholders, and to recommend you to vote in favour of the Resolution needed to approve the Directors allotting the New Shares under the proposed Rights Issue. A notice convening an Extraordinary General Meeting of the Company at which the Resolution is to be proposed is set out at the end of this Document.

Highlights of the Group's results for the year ended 31 March 2006, announced today, are set out in section 3 below.

2. BACKGROUND TO AND REASONS FOR THE 2006 REFINANCING

Introduction

In the light of the significant progress the Group has made in many areas, your Board has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the 2004 refinancing

(the "2004 Refinancing"), which today have a negative impact on its business. Consequently, your Board has concluded that to maximise the opportunities across the Group and continue to enhance value for Shareholders, it should undertake the 2006 Refinancing. Your Board believes that by proceeding with the 2006 Refinancing now, Invensys can immediately benefit from a cheaper, more robust, efficient and flexible capital and financing structure which in turn will help build greater stakeholder confidence in the Group's stability. The 2006 Refinancing will also provide an improved platform for future growth.

Progress since the 2004 Refinancing

In February 2004, the Company implemented the 2004 Refinancing consisting of the issue of ordinary shares and high yield bonds and the negotiation of new bank facilities. This strengthened the Group's balance sheet and provided a foundation from which to realise the potential of its businesses over the longer term.

Since the 2004 Refinancing, as the results for the year ended 31 March 2006 demonstrate, good progress has been made in Process Systems and Rail Systems although the Controls and APV businesses have under-performed. In these latter two businesses, remedial action has been and is being taken including certain management changes. Furthermore, the Group has made significant progress in many other areas, including reducing the scale and uncertainty surrounding its pension and other long-term legacy liabilities.

Set out below are the strategic goals of the 2004 Refinancing and examples of good progress made against these goals:

Strengthening of the Group's financial platform to:

- maximise the value of its businesses with leading market positions in their key markets:
  - the continuing operations of the Group have secured increased orders, delivered an improvement in return on sales and generated improved cash flows;
- provide the flexibility to manage the Group's businesses over the longer term:
  - the 2004 Refinancing removed the immediate need for disposals and facilitated the Group's ability to deliver a series of disposals from a position of greater strength and so achieve attractive pricing;
- increase confidence with customers, suppliers and other business partners:
  - for example, Rail Systems has won new contracts in new geographies outside its core markets and Process Systems has introduced the key account programme;
- reduce the uncertainty and scale of its longer-term legacy liabilities through:
  - settling legacy environmental, taxation, transition and legal liabilities which reduced from £305 million as at 31 March 2004 to £122 million as at 31 March 2006; and
  - agreeing with the Trustee of Invensys' main UK pension fund a definitive future funding plan for the fund, so increasing clarity and certainty for both the Group and the fund's members.

Accelerating the improvement of operational performance by:

- enabling the retention, development and recruitment of talented people throughout the Group:
  - for example, strengthening of the Controls management team;
- removing management layers and accelerating the programme to minimise head office costs:
  - corporate costs have been reduced from £66 million in the year to 31 March 2004 to £35 million in the year to 31 March 2006;
- further simplifying business structures and strengthening business processes to increase effectiveness and reduce costs:
  - for example, Process Systems implemented a process improvement programme, which underpinned its improved financial performance; and

- allowing continued investment in key technologies and marketing:
- for example, in Process Systems a major new product, InFusion™, has been launched and ArchestrA® was successfully established as a major business line and in Rail Systems, new signalling technologies are being developed.

Reasons for the 2006 Refinancing

Notwithstanding the progress that the Group has made in many areas over the past two years, Invensys continues to be burdened with a high level of borrowing and remains subject to financial costs and restrictions associated with the 2004 Refinancing. These factors have a negative impact on its business performance and limit strategic opportunities for the Group in the future. The Board has therefore concluded that to maximize the opportunities in the businesses and value for Shareholders, it should undertake a rights issue to strengthen further the capital base of the Group and a restructuring of the Group's debt capital.

The 2006 Refinancing involves raising approximately £341 million (before expenses) by way of a rights issue (the "Rights Issue") and arranging cheaper, more flexible new senior credit facilities of approximately £700 million (the "New Senior Credit Facilities") reflecting Invensys' more stable profile. The proposed restructuring of the Group's debt capital comprises a reduction of the level of the outstanding High Yield Bonds and (assuming holders tender their 144A Notes) 144A Notes and the replacement of the Current Senior Credit Facilities. The one-off cash costs associated with the 2006 Refinancing are expected to be approximately £65 million, including £27 million of early redemption costs and £26 million of underwriting costs. However, based on the Group's net borrowing requirements as at 31 March 2006, adjusted for the effects of the 2006 Refinancing, and assuming the proceeds are used as detailed in section 4 of this letter, the pro-forma unaudited annualised reduction in net cash interest expense from the 2006 Refinancing is expected to be approximately £45 million.[1]

In addition to these significant direct financial benefits, the Board believes that the 2006 Refinancing will provide Invensys with the foundation for the next stage of its development with the following core elements:

Creating a more robust, efficient and appropriate capital structure by:

- substantially enhancing the financial stability of the Group through reduced borrowings, a strengthened capital base and the extension of the Group's senior debt facilities through to 2010/11;
- enabling the Group to run its financial affairs more efficiently, for example, by collapsing the now inefficient escrow facility, which reserves cash for payments made towards legacy liabilities which, after the £105 million UK pension fund payment, stood at £219 million as at 31 March 2006, and reducing the interest burden in fiscal jurisdictions where the Group already has substantial tax losses;
- underpinning the Group's ability to invest in its businesses; and
- relaxing the restrictive debt covenants particularly around cash flow.

Enhancing growth prospects through:

- increased customer confidence allowing the value of the investment made in research and development and operational developments over the past two years to be realised, driving faster growth, particularly into new market and product areas. For example it will enable Process Systems to continue its strong recovery through the roll-out of its InFusion™ system integrator offering by providing further confidence to customers regarding long-term support required from a systems integrator;
- relaxing restrictions on Invensys' participation in industry initiatives, through, for example, joint ventures to relocate manufacturing facilities to lower-cost locations; and
- underpinning continued investment in research and development, product development, capital expenditure, and where necessary, restructuring (especially in Controls, APV and Eurotherm).

Financial impact of the 2006 Refinancing

As a result of the pro-forma unaudited annualised reduction in net cash interest expense which is expected to be approximately £45 million,[1] the 2006 Refinancing is expected to be earnings enhancing for Invensys in the year ending 31 March 2007, before one-off costs associated with the 2006 Refinancing (as described above).

[1] This assumes that £64 million aggregate principal amount of the 144A Notes are repurchased in the Debt Tender but does not take into account any repurchases of such notes with a portion of the proceeds of the Disposal and any related reduction in net cash interest expense.

3. 2006 Results Highlights, Current Trading and Prospects of the Group

During the year ended 31 March 2006, Invensys has continued to focus on addressing the operational performance of each of its businesses and building a solid foundation for growth. In particular, the businesses have begun to meet the challenge to:

- achieve a return on sales at least in line with their peer groups;
- convert a greater proportion of their operating profits into cash; and
- invest in the capabilities required to grow market share.

During the year ended 31 March 2006, orders from continuing operations were up 5% at CER at £2,637 million (unaudited) and revenue from continuing operations was up 1% at CER at £2,457 million. Operating profit before exceptional items was £191 million (2005: £165 million), up 11% at CER and operating margin[1] after corporate costs was 7.8% (2005: 7.0%).

Operating cash flow for the Group (before the payment of legacy liabilities) in the year ended 31 March 2006 was an inflow of £228 million (2005: £188 million inflow). Free cash inflow from operations (before the payment of legacy liabilities) was £100 million (2005: £39 million). Legacy liability payments, including a £105 million UK pension scheme deficit reduction payment, amounted to £175 million (2005: £181 million). Net debt at 31 March 2006 was £757 million, a reduction during the year of £45 million.

Controls

Controls is addressing the significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance businesses in October 2004. Under the leadership of its new business president, Chan Galbato, it is executing a broad range of actions to improve its manufacturing quality and efficiency, thereby improving its customer on-time delivery and product quality. This is also helping to counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. The leadership team is also being strengthened through the recruitment of several senior managers and engineers to enhance its execution ability.

Process Systems

Process Systems has undergone significant restructuring across all aspects of its business during the past two years and has now restored its position as a leader[2] in the global market for process automation. In April 2006 InFusion™ was launched, which is a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. Infusion™ is planned to become a high-growth product offering.

Rail Systems

Rail Systems is benefiting from an increase in investment in rail infrastructure within its main markets (the United Kingdom, US and Iberia) and is gaining business in its export markets. Rail Systems has recently been awarded "preferred bidder" status on three Category A large signalling renewal framework contracts by Network Rail. This preferred bidder success on three out of the six available framework contracts confirms the Group's continued market leadership in the UK mainline market and provides the opportunity for over £200 million of sales in the next five years. Final agreement on the framework contracts and the award of the first two projects under these contracts is expected shortly. Funding for rail crossings in the US is also increasing following the signing in 2005 of the US Transportation Bill. In export markets, the business is building upon its success in the Chinese mass transit market and is exploring new opportunities, particularly in Latin America and the new member states of the European Union. For example, it has recently won a series of contracts and agreements worth approximately £43 million with Marubeni of Japan. These contracts will provide Marubeni with technical support services and technical consultancy on a major new railway signalling project in Taiwan.

APV

APV has undergone significant restructuring which has stabilised its operations at breakeven and further action is now being taken to create a more stable and profitable financial performance. Procedures to reduce the risk on projects have been implemented and allied to this it is also increasing the use of standardised engineering solutions. Sales and marketing efforts have been refocused upon products, spares and services ("PSS"), addressing APV's large installed base; good progress has been made and PSS now represents over half of APV's revenue, although growth is tempered by a shortage of titanium, an important raw material for industrial heat exchangers.

1 Operating margin (unaudited) is OPBIT (audited) as a percentage of revenue (audited).

2 By reference to revenue (*Company estimates*).

Eurotherm

Eurotherm, which has been a steady performer for many years, has begun a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture the growth in its markets in Asia. It is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacture and to establish a manufacturing base in Poland. In order to capture the strong growth in capacity within Asian markets, Eurotherm is to commence manufacturing at a facility in Shanghai, China and this is due to begin production towards the end of the second quarter of the year ending 31 March 2007.

Corporate

Corporate costs continued to fall from £46 million to £35 million in the year ended 31 March 2006 in line with recent trends.

Outlook

The overall prospects for the Group's major markets remain encouraging. Global demand for process automation is strong, driven by the need to optimise plant performance and by the construction of new capacity in the oil, gas and power generation sectors, in particular in the Middle East and Asia Pacific. Spending on rail infrastructure is also expected to remain strong with significant new investment being made in improving and expanding mainline and mass transit rail systems in many countries across the world. Although the prospects for residential and commercial construction vary across the world, overall demand in the markets in which the Controls business operates is likely to remain stable in the short term, albeit subject to pricing pressure.

Each of the Group's businesses is executing detailed operational plans intended to improve their performance. Process Systems is building upon its recent investment in technology and its performance improvement programme in order to take advantage of the strength within its major markets. Controls is continuing to take action to stabilise its business by addressing the operational and market issues that have affected its performance during the past two years. Rail Systems is positioning itself to capture as much as possible of the significant increase in rail infrastructure spending, particularly in the UK. APV is carrying out further restructuring to improve its financial performance and Eurotherm is also restructuring to reduce its cost base and to capture the growth in its Asian markets.

Against the background of this market assessment and having identified the actions to be undertaken within each of the Group's businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

4. Details of the 2006 Refinancing

The 2006 Refinancing of the Company consists of the following elements:

- the raising of approximately £341 million (before expenses) by the issue of up to 2,276 million New Shares at an issue price of 15 pence per New Share by way of a rights issue. The Rights Issue is fully underwritten by HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited (the "Underwriters"). The terms and conditions of the Rights Issue are set out in full in the Prospectus which was published by the Company today; and
- the arrangement of new banking facilities of approximately £700 million under the New Senior Credit Facilities.

The Group has entered into the New Senior Credit Facilities with the Lenders which expire in December 2010/January 2011 and which comprise:

- a term loan facility denominated in US dollars and euro for the equivalent of £150 million;
- a multicurrency revolving credit facility for £150 million (with a back-up facility); and
- a bonding facility denominated in US dollars, euro and sterling for the equivalent of £400 million.

The Group intends to use the proceeds of the Rights Issue, drawings under the New Senior Credit Facilities and certain existing cash resources (expressed in Sterling as at 31 March 2006 exchange rates):

- to redeem £243 million in principal amount of the Group's outstanding High Yield Bonds under an "equity clawback" provision that permits a redemption of up to 35% of the aggregate principal amount of the High Yield Bonds at par plus an early redemption payment equal to one year's interest on such principal amount;

- to fund the US$ equivalent of £64 million of a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender");
- to repay and cancel £113 million in principal amount of the Group's outstanding five year and six month term loan euro and US dollar denominated facility due 2009;
- to repay and cancel £25 million in principal amount of the Group's outstanding five year bonding facility due 2009; and
- to repay and cancel £277 million in principal amount of the Group's outstanding five year and nine month second lien euro and US dollar denominated loan facilities due 2009.

The remaining committed, but undrawn, Current Senior Credit Facilities will be cancelled following the completion of the 2006 Refinancing.

Following the successful completion of the 2006 Refinancing, it is the intention of the Board to include a resolution at the forthcoming AGM of the Company to carry out a ten-for-one share consolidation, with the intention of reducing the share price volatility and narrowing the trading spreads for the benefit of Shareholders. Details of the share consolidation will be announced in due course.

5. The Disposal

The disposal of IBS to Schneider Electric SA for £157 million was announced on 24 May 2006. IBS is a supplier of building management systems. In the year ended 31 March 2006, IBS had revenue of £73 million and operating profit before exceptional items of £11 million; its net operating assets as at 31 March 2006 were £32 million, including goodwill of £8 million[1]. The Disposal is subject to customary regulatory approvals and is expected to complete by the end of July 2006.

The Group intends to use the proceeds from the Disposal to purchase the balance of the aggregate principal amount of the 144A Notes tendered in the Debt Tender and to make the contributions to the Group's UK and US pension schemes required by agreements with the UK Trustee and PBGC respectively. The balance of the proceeds of the Disposal will be used for the reduction of debt.

The Debt Tender is being launched today at par plus a premium calculated based on a reference US treasury rate plus 50 basis points (approximately 103.5% of par at today's rates). The Debt Tender is conditional upon, *inter alia*, the receipt of the Rights Issue proceeds, receipt of the Disposal proceeds and the replacement of the Company's existing credit facilities with the New Senior Credit Facilities.

6. Senior Management

As was announced on 2 February 2006, Adrian Hennah will be leaving Invensys on 16 June 2006 to join Smith & Nephew plc as Finance Director. On 21 April 2006, we were pleased to announce the appointment of Stephen Hare as the Group's new Chief Financial Officer, who will be joining the Board on 21 July 2006. Stephen is currently Group Finance Director of Spectris plc. In the interim period between Adrian departing (on 16 June 2006) and Stephen joining, David Thomas, currently the Group Controller, will be Acting Chief Financial Officer.

In addition, as was announced on 16 May 2006, Michael Parker, the Group Chief Executive of BNFL, the nuclear power company, joined the Board as a Non-Executive Director on 24 May 2006, to succeed Larry Farmer, who will be retiring from the Board at the Group's AGM, which is scheduled for 3 August 2006.

Furthermore, Andrew Macfarlane, who has been a Non-Executive Director since 2003, has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the AGM. A search for his replacement as Non-Executive Director and Chairman of the Audit Committee is underway.

7. Principal terms of the Rights Issue

The Board intends to offer the New Shares by way of rights to all Qualifying Shareholders other than Qualifying Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Australia, France, Japan or South Africa on the following basis:

2 New Shares at 15 pence per New Share for every 5 Existing Shares

held and registered in their name at 5.00 p.m. on the Record Date and so on in proportion for any other number of Existing Shares then held. Fractions of New Shares will not be allotted to Qualifying Shareholders and entitlements will be rounded down to the nearest whole number of New Shares. Shareholders with fewer than 3 Existing Shares will not be entitled to any New Shares.

[1] These figures are unaudited and have been extracted without adjustment from Invensys' accounting records.

The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this Document.

The Existing Shares are already admitted to CREST. No further application for admission to CREST is required for the New Shares and all of the New Shares when issued and fully paid may be held and transferred through CREST. The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST.

The Issue Price of 15 pence per New Share represents a 24% discount to the closing middle market price on the London Stock Exchange's main market for listed securities of 19.75 pence per Existing Share on 24 May 2006 (being the last date before the announcement of the Rights Issue).

The Rights Issue is fully underwritten by the Underwriters in order to provide certainty as to the amount of capital to be raised.

The Rights Issue is conditional, amongst other things, on:

(i) Admission;

(ii) the passing without amendment of the resolution to be proposed at the Extraordinary General Meeting convened for 11.00 a.m. on Wednesday, 14 June 2006; and

(iii) the conditions in the Underwriting Agreement being satisfied or waived.

Prior to Admission, the Underwriters and the Managers may terminate the Underwriting Agreement in certain circumstances. If this occurs, the 2006 Refinancing will not proceed.

The Rights Issue will result in the issue of up to 2,276 million New Shares (representing approximately 29% of the issued share capital of the Company, as enlarged by the Rights Issue). The New Shares will, when issued and fully paid, rank equally in all respects, including dividend rights, with, and have the same rights as, the Existing Shares. Application has been made for the Nil Paid Rights and Full Paid Rights to be admitted to CREST and held in uncertificated form. The New Shares may be held and transferred through CREST and are also capable of being held in certificated form.

Further details of the Rights Issue are set out in the Prospectus.

8. Interconditionality between the Rights Issue and the New Senior Credit Facilities

The Rights Issue and the availability of the New Senior Credit Facilities are inter-conditional: Invensys will only commence the offer of New Shares under the Rights Issue, and Admission of the Nil Paid Rights will only occur, if all conditions to drawdown under the New Senior Credit Facilities, except for receipt of proceeds of the Rights Issue, are satisfied or waived. Subject to Admission occurring, drawdown under the New Senior Credit Facilities will take place on receipt by the Company of the proceeds of the Rights Issue. Following the commencement of the Rights Issue, customary events of default under the New Senior Credit Facilities will apply, as they also will after the completion of the Rights Issue.

9. Dividend policy

As at 31 March 2006, Invensys had, and after the application of the net proceeds from the Rights Issue, Invensys will continue to have, a significant deficit on distributable reserves and is subject to restrictions on payment of dividends under the terms of the High Yield Bonds. Accordingly, Invensys is unlikely to pay dividends for the foreseeable future.

10. Invensys Share Schemes

In accordance with the rules of the Invensys share schemes, outstanding options and outstanding share awards will be adjusted to take account of the Rights Issue in such manner as the Board (or the appropriate committee of the Board) may consider appropriate. This is subject to the prior approval (where required) of UK HM Revenue and Customs and the Company's auditors. Participants will be notified of the adjustments in due course.

11. OVERSEAS SHAREHOLDERS

New Shares will be provisionally allotted to all Qualifying Shareholders, including all Qualifying Shareholders with a registered address in the United States, Canada, Australia, France Japan and South Africa. However, due to securities law restrictions in the United States, Canada, Australia, France Japan and South Africa, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States or who are resident in the United States or who have a registered address in Canada, Australia, France, Japan or South Africa will not be sent a Provisional Allotment Letter nor will they have their stock accounts in CREST credited with entitlements to Nil Paid Rights, as applicable, and, subject to certain exceptions, Shareholders with a registered address in the United States or who are resident in the United States or who have a registered address in Canada, Australia, France, Japan or South Africa who were on the register of members of the Company at the close of business on 22 May 2006 have not been, and will not be, sent a copy of the Prospectus. Notwithstanding the above, if Qualifying Shareholders who have a registered address in Canada, Australia, France, Japan or South Africa provide to the Company proof satisfactory to the Company that they are able properly and lawfully to receive a copy of the Prospectus and/or either receive a Provisional Allotment Letter or have their stock account in CREST credited with their entitlements to Nil Paid Rights, as applicable, without the contravention of any registration or other legal requirement in any jurisdiction, they will be sent a Prospectus and/or either be sent a Provisional Allotment Letter or have their stock account in CREST credited with their entitlements to Nil Paid Rights, as applicable. Any Shareholder who has a registered address in Canada, Australia, France, Japan or South Africa and who believes that he or she may be able to take advantage of the exception outlined immediately above should contact the Company Secretary either in writing at the address on the front of this letter or by telephone on +44 20 7834 3848.

For the avoidance of doubt, and notwithstanding the provisions in the above paragraph, this Document has been sent to all Shareholders on the register of members of the Company at the close of business on 22 May 2006.

12. EXTRAORDINARY GENERAL MEETING

The notice convening the Extraordinary General Meeting of the Company to be held at Victoria Park Plaza, 239 Vauxhall Bridge Road, London SW1V 1EQ at 11.00 a.m. on 14 June 2006 is set out at the end of this Document. The purpose of this meeting is to seek Shareholders' approval of the Resolution set out in the notice of the Extraordinary General Meeting. If passed, the Resolution will authorise the Directors pursuant to section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in that section) up to a maximum aggregate nominal amount of £22,759,507, which the Directors intend to allot in connection with the Rights Issue, being 2,276 million Ordinary Shares, representing approximately 40% of the total issued Ordinary Share capital on 24 May 2006 (being the last practicable date before the publication of this Document). This authority will expire on the earlier of 15 months from the passing of the Resolution and the conclusion of the next AGM of the Company (unless previously revoked, varied or extended by the Company in general meeting).

13. AMERICAN DEPOSITARY RECEIPTS

New Shares will be allotted to the nominee for the Depositary for the Invensys American Depositary Receipt ("ADR") programme in relation to the Existing Shares underlying the ADRs. However, due to securities law restrictions in the United States, subject to certain exceptions, ADR holders have not been, and will not be, sent a copy of the Prospectus, and, subject to certain exceptions, ADR holders will not be permitted to take up entitlements to Nil Paid Rights. It is expected that the Depositary will sell such Nil Paid Rights in offshore transactions in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act and will convert the proceeds from the sale of such Nil Paid Rights to US dollars to be distributed on a pro rata basis (less the Depositary's fees, currency exchange fees and expenses) to the ADR holders in accordance with the Deposit Agreement.

14. ACTION TO BE TAKEN

Extraordinary General Meeting

You will find enclosed with this Document a Form of Proxy for use at the Extraordinary General Meeting or any adjournment thereof. You are requested to complete and sign the Form of Proxy (in accordance with the instructions printed on it) and return it as soon as possible, but in any event so as to be received no later than 11.00 a.m. on 12 June 2006, to the Registrar. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the EGM Notice. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending and voting at the meeting in person if you so wish.

Rights Issue

You are not required to take any action at present in relation to the Rights Issue. If the Resolution is passed, and provided the Underwriting Agreement has not been terminated in accordance with its terms, it is intended that:

(i) if you are a Qualifying non-CREST Shareholder (with a registered address other than in, subject to certain exceptions, the United States, Canada, Australia, France, Japan or South Africa), you will be sent a Provisional Allotment Letter giving details of your Nil Paid Rights by post on or about 14 June 2006;

(ii) if you are a Qualifying CREST Shareholder (with a registered address other than in, subject to certain exceptions, the United States, Canada, Australia, France, Japan or South Africa), your CREST stock account will be credited with entitlements to Nil Paid Rights at 8.00 a.m. on 15 June 2006; and

(iii) dealings in the Nil Paid Rights will commence on 15 June 2006.

It you sell or have sold or otherwise transferred all of your Existing Shares held in certificated form before 12 June 2006, please forward this Document and the accompanying Documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee.

The latest time for acceptance and payment in full in respect of entitlements under the Rights Issue is expected to be 11.00 a.m. on 7 July 2006, unless otherwise announced by the Company through a Regulatory Information Service. The procedure for acceptance and payment and procedure for rights not taken up is set out in the Prospectus. Further details will also appear in the Provisional Allotment Letter that is expected to be sent on 14 June 2006 to all Qualifying Non-CREST Shareholders (other than those Qualifying Non-CREST Shareholders with registered addresses in, subject to certain exceptions, the United States, Canada, Australia, France, Japan and South Africa).

15. Further Information

Your attention is drawn to the further information contained in Parts 2 and 3 and the section headed "Expected Timetable For the Rights Issue" included in this Document.

You are advised to read the whole of this Document and not to rely solely on the information in this letter.

16. Intentions of the Directors

The Directors, who in aggregate hold 1,448,876 Existing Shares[1], intend to take up in full their entitlements to an aggregate of 579,550 New Shares under the Rights Issue[1].

17. Recommendation

The Board, who have received financial advice from JPMorgan Cazenove Limited, Morgan Stanley & Co. International Limited and Tricorn Partners LLP in relation to the proposed Rights Issue, considers the proposed Rights Issue and the Resolution to be in the best interests of the Company and its Shareholders as a whole. In giving their advice, JPMorgan Cazenove Limited, Morgan Stanley & Co. International Limited and Tricorn Partners LLP have relied upon the Directors' commercial assessment of the impact of the Rights Issue and of the Group's funding requirements.

Accordingly, the Board recommends Shareholders to vote in favour of the Resolution, as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

Martin Jay CBE
Chairman

[1] In addition, two million shares net of tax will be released pursuant to a restricted share award to Ulf Henriksson, who intends to take up his rights in respect of the after tax number of such shares.

The Rights Issue is subject to a number of risks. Accordingly, Shareholders should consider carefully all of the information set out in this Document and the risks attaching to an investment in the Company, including, in particular, the risks described below, prior to making any decisions on whether or not to vote in favour of the Resolution and whether or not to make an investment in the Company. Additional risks and uncertainties relating to the Group that are not currently known to the Company, or that it currently deems immaterial, may also have an adverse effect on the Company's business, financial condition and operating results.

The Group's business, financial condition or results of operations could be materially and adversely affected by any of the risks described below. In such case, the market price of the Ordinary Shares, Nil Paid Rights and/or Fully Paid Rights may decline and investors could lose all or part of their investment. Investors and prospective investors should consider carefully whether the Rights Issue is in the best interests of the Company, and whether an investment in the Ordinary Shares is suitable for them in light of the information in this Document and their personal circumstances.

Risks Factors relating to the Group's businesses

The Group's substantial debt could adversely affect its ability to service its debt and other liabilities

The Group has, and after implementation of the 2006 Refinancing, will continue to have, a substantial amount of debt and similar liabilities, and a deficit on shareholders' equity. The Group's ability to comply with its financial covenants, to make scheduled payments or to refinance its debt and other obligations will depend on, among other things, its gearing, its operating performance and its liability management programme (particularly pensions), which, in turn, are subject to prevailing economic conditions and certain financial, competitive, regulatory, technical, business and other factors beyond its control. If the Group's cash flow and capital resources are insufficient to fund its debt service requirements, its liability management program and its other obligations, the Group may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt. There can be no assurance that the Group's operating performance, cash flow and capital resources will be sufficient to service the Group's debt and other liabilities in the future. In the event that the Group is required to dispose of material assets or operations or to restructure its debt or other obligations, there can be no assurance as to the terms of any such transaction, disposal or restructuring, how soon any such transaction could be completed or whether any such transaction or transactions would allow the Group to satisfy its obligations with respect to its debt and other liabilities.

The Group may be exposed to additional liabilities with respect to its UK and US pension plans

The interaction of, among other things, increased life expectancy, equity market performance and low interest rates over the past several years has had a significant negative impact on the funding levels of the Group's pension plans including the Group's plans in both the UK and the US. This has materially and adversely affected the pension plan funding obligations of the Group. These developments have been exacerbated by the Group's very high proportion of pensioners relative to its active workforce. With respect to both the Group pension plans for its UK operations (the "UK Plan") and for its US operations (the "US Plan"), any decline in the equity market, improvements in life expectancy, changes in expected morbidity rates or future decreases in interest rates could increase the funding deficit and require additional funding contributions in excess of those currently expected. An increase in required funding contributions could have a material adverse effect on the Group's business, financial condition and results of operations.

UK. In the UK, although the proportion of the assets of the UK Plan invested in equities has been reduced, and further diversification is expected to be undertaken by the trustee of the plan (the "Trustee"), a proportion of the UK Plan's assets must be invested in assets other than fixed interest securities if the UK Plan is to meet the investment returns required for the UK Plan to become fully funded. A level of investment in equities will remain and the UK Plan therefore remains subject to the risk of declines in equity markets. Equally, as the UK Plan investments become diversified, the UK Plan will inevitably become subject to the risk of decline in a wider range of assets, notwithstanding that each new asset class will represent a smaller proportion of the fund's, assets than equities do at present.

On 28 March 2006, the Company and the Trustee entered into a funding plan for the UK Plan, based on the triennial actuarial valuation of the UK Plan undertaken with a reference date of 30 September 2005, which indicated a funding deficit of £325 million on the reference date. The Trustee and the Company agreed a

recovery plan to eliminate the deficit which involved a payment of £105 million made on 29 March 2006, payments of £20 million in each of the years ending 31 March 2007 and 31 March 2008, and payments of £35 million per annum thereafter (adjusted for inflation) until the deficit is eliminated (anticipated to be in September 2014). The Company has also agreed to pay the annual employer service cost for the UK Plan which in the year ending 31 March 2007 is expected to be £16 million. In addition, the Company will make additional payments to the UK Plan out of the proceeds of disposals. Except where the UK regulatory regime requires a higher sum to be paid, the Company will contribute 8% of the proceeds of business disposals (net of tax and costs) subject to a de minimis proceeds level of £1 million. The UK Pensions Regulator may review the funding plan, and, if it is not satisfied that it will eliminate the funding deficit in a short enough period of time, may put pressure on the Trustee to seek to revise it.

The UK Pensions Regulator has confirmed to the Company that the 2006 Refinancing is not an event where clearance from the UK Pensions Regulator should be sought.

The funding plan is subject to revision after the next valuation to be undertaken by the Trustee, which must have a reference date no later than 30 September 2008 (although the Trustee is free to call for a further valuation on any earlier date it sees fit). If the funding deficit of the UK Plan revealed by such valuation (the "revised deficit") is such that the contributions agreed under the current recovery plan will not clear the revised deficit, the Trustee may seek increased contributions from the Company. Such increased contributions would need to be agreed by the Company, but if no agreement is reached, the UK Pensions Regulator has statutory power to fix the contribution rate. Such a position could arise if the fund's investments do not produce the rate of return targeted by the Trustee, if the scheme liabilities are increased by further falls in interest rates, if there are further improvements in life expectancy assumptions which have to be brought into account in the scheme valuation, or other changes in the valuation assumptions which cause liabilities to increase. The Company cannot rule out the possibility that the assumptions used in the valuation as at 30 September 2005 may change in the future causing liabilities to increase.

The trust deed of the UK Plan does not contain a unilateral power for the Trustee of the UK Plan to wind up the UK Plan. However, the Trustee may make an application to the UK Pensions Regulator for an order to wind up the UK Plan. A winding-up order can only be made if the UK Pensions Regulator is satisfied that both the winding up of the UK Plan is necessary to protect the interests of the members of the UK Plan and that it is reasonable to make such an order.

If the UK Plan were to be wound up, the relevant employers would be responsible, under section 75 of the Pensions Act 1995, to fund the UK Plan up to the level of the cost of buying out the benefits for all scheme members with an insurer. This cost would be considerably more than the value placed on the liabilities while the scheme is ongoing. The deficit in the UK Plan calculated on a winding-up basis was approximately £1.8 billion as at 30 September 2005. If triggered, such a liability would have a material adverse effect on the Group's business, financial condition and results of operations and could result in the insolvency of the Company and most of its material UK subsidiaries.

Funding obligations (on a share of the buy-out basis) can also arise under section 75 of the Pensions Act 1995 if an employer ceases to participate in the UK Plan (e.g. on a sale). Such section 75 debt would be by reference to the relevant employing company's share of the total buy-out debt (the total buy-out debt being equivalent to the funding deficit calculated on a winding-up basis). In certain limited circumstances the Trustee of the UK Plan and the UK Pensions Regulator may agree to a reduction in the amount of this debt. Such obligations, after any agreed reductions, may lead to contributions to the UK Plan on a disposal of a business being in excess of the 8% of disposal proceeds agreed with the Trustee in the recovery plan.

It is possible that such funding obligations could prevent Invensys entering into business disposals involving employers participating in the UK Plan if the amount of the funding obligation arising under section 75 made such a disposal uneconomic and the Trustee of the UK Plan and/or the UK Pensions Regulator were unwilling to agree to a reduction in the debt to a point where a disposal became viable.

The UK Pensions Regulator also has statutory powers in some circumstances to require persons connected or associated with an employer (such as other companies within the Group) to contribute to underfunding in a UK pension scheme such as the UK Plan.

United States: The interests of the participants in the US Plan are under the oversight of the Pension Benefit Guaranty Corporation (the "PBGC") which is empowered to seek a court order to terminate the US Plan if, among other things, the PBGC demonstrates that required minimum funding contributions under the US Plan have not been made or "the possible long-run loss" of the PBGC with respect to the US Plan "may reasonably be expected to increase unreasonably if the plan is not terminated". If a court were to determine that the US Plan failed to satisfy either of the foregoing tests, it could terminate the US Plan. As a result, the Company and each of its subsidiaries in which it holds at least 80% of the voting power or equity (the "ERISA controlled group") would be jointly and severally liable for the full amount of the underfunded liability under the US Plan, which was approximately $500 million as at 31 December 2005. If such underfunded amount were not paid to the PBGC upon its demand, the PBGC would be granted an automatic lien securing the underfunded amount, subject to a maximum amount of 30% of the net worth of all members of the ERISA controlled group.

On 25 February 2004, the Company entered into an agreement with the PBGC providing that the PBGC would forebear from instituting proceedings to terminate the US Plan in advance of or as a result of the 2004 Refinancing or any sale of a business. In consideration for the PBGC's forbearance agreement, the Company agreed to accelerate contributions to the US Plan in order to maintain an agreed level of funding of the US Plan for a period not to exceed five years or until an agreed maximum level of funding of the US Plan is attained, if sooner. Pursuant to the agreement, the Company contributed $150 million over the three-month period following consummation of the 2004 Refinancing, and has contributed over $45 million out of the proceeds of the disposals of the Powerware, Hansen Transmissions, ABS Europe and Lambda businesses and other smaller disposals. The Company is obligated to contribute, as additional contributions, 4% of net proceeds from any future disposals during the term of the agreement plus such additional amount (in excess of the minimum funding requirements under ERISA), if any, required to maintain the agreed level of funding. Under the agreement with the PBGC, "such additional amounts" are due by 31 March following the end of the plan year. The PBGC's forbearance agreement will terminate under certain circumstances including the Company's failure to make the required contributions or acceleration of any credit facility under the 2004 Refinancing.

If the US Plan were to be involuntarily terminated by a court and the ERISA controlled group were to be required to fund the underfunded amount with respect to the US Plan or failing which, the PBGC were granted a lien over any assets of the members of the ERISA controlled group, this would have a material adverse effect on the Group's business, financial condition and results of operations.

The US legislature is currently considering proposals to procure the repayment of pension deficits over a set period, most likely seven years. Should this legislation be passed, Invensys would be required to increase its ongoing contributions to US pension plans to levels significantly higher than the regular contributions made in recent years.

The PBGC has confirmed that the 2006 Refinancing has no effect on the agreement made by the Company and the PBGC in 2004.

The Group could be exposed to further deterioration in financial results if the restructuring and turnaround initiatives of certain of the Group's significant businesses are not successful

In response to poor operating performance due to difficult external trading conditions for Controls, APV and Eurotherm and deficiencies in internal execution capabilities in APV and Controls, the Group has significant restructuring activities in process in these three businesses. These restructuring activities and turnaround initiatives involve the closure of a number of production facilities and changes in management and there is therefore a risk of disruption to the business through industrial action and, potentially, continuity and quality of products and services. In addition, there is a risk that the implementation of these activities may not be successful, resulting in loss of market share and a further deterioration in the Group's financial results.

The Group is subject to ongoing litigation and environmental liabilities

The Group currently has substantial liabilities in aggregate in relation to environmental claims, disputed taxes, costs associated with past disposals of businesses and ongoing litigation. Invensys is also subject, from time to time, to litigation in the ordinary course of business. Members of the Group are also defendants in a number of lawsuits in the United States and the UK in which the plaintiffs claim damages for personal injury arising from alleged exposure to asbestos and silica. The Group continues to tackle these liabilities and has made provision for them where appropriate but if the actual liabilities exceed these provisions it could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations are subject to European, US and other laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection including hazardous waste disposal and public and worker health and safety. Breach of these laws could result in business interruption and/or the imposition of civil or criminal penalties which could have a material adverse effect on the Group's business, financial condition and results of operations.

In addition, the environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites, including some sites no longer owned by the Group. Provision is made for the expected cost of remediation, based on independent professional advice. There is a risk that remediation could prove more costly than expected and that further contamination could be discovered.

The amounts provided in the Group's accounts in respect of the above liabilities are based on current knowledge. All of the above liabilities are subject to a number of uncertainties, assumptions and contingencies. While the Group continually monitors these liabilities there can be no assurance that these liabilities will not be substantially higher or become payable sooner than currently anticipated or that any of the current reserves in the Group's accounts in respect of any such liabilities will be sufficient. If these liabilities were to be substantially higher than currently estimated or if currently unknown liabilities should arise, the resulting increase in the Group's liabilities could have a material adverse effect on the Group's business, financial condition and results of operations.

Operating in global markets subjects the Group to risks associated with changes in political and economic conditions and in applicable laws and regulations

Invensys derives a significant portion of its revenue from customers in Europe and North America and this latter market is particularly important to the Controls business. The Group operates in over 60 countries and is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. In addition, the Group has no control over changes in inflation, interest rates, foreign currency exchange rates and controls, political and economic conditions, changes in laws and regulations or other factors affecting its businesses. Unexpected change in any of these variables could significantly impair the Group's performance, as could failure to comply with the relevant laws, regulations or standards, which could damage the reputation of the Group.

The Group faces intense competition that could reduce its margins and revenue growth

Invensys operates in highly competitive markets and the Group's products and services are characterised by continually evolving industry standards and rapidly changing technology driven by the demands of the Group's customers. The Group invests in research and development to sustain competitive advantage, and also works continually to ensure that its cost base is competitive. However, if the Group's businesses fail to keep pace with technological changes and delivery and product requirements in the industrial sectors, the Group may fail, or experience delay, in introducing new or enhanced products. This may result in lower margins and loss of market share.

The expansion or opening of manufacturing and engineering facilities in jurisdictions with lower operating costs, including in Asia and other developing economies, may expose the Group to losses

In response to increased competition, especially from low cost manufacturers in Asia, the Group intends to increase its operating efficiencies and decrease its operating costs by acquiring, opening or, in certain cases, expanding, manufacturing and engineering facilities in countries that have lower operating costs, including in Asia and other developing economies. In order to carry out the opening or expansion of facilities in lower-cost countries successfully, the Group will be required to commit resources to close down existing facilities, make personnel redundant and to purchase the appropriate property, plant and equipment at the new location. Transition issues may cause disruption to the businesses. In addition, the Group will be required to hire managers and technicians with industry knowledge, or, if managers or technicians are not available in the local market, commit resources to providing appropriate training for employees. There can be no assurance that any such move will result in lower costs or be successful or meet the pricing pressure coming from low cost manufacturers.

The Group's business could be harmed if it is unable to protect its intellectual property rights

The Group currently has limited protection for certain of its intellectual property, particularly in relation to the intellectual property of the Process Systems business. Certain of the Group's know-how, particularly in

relation to applications or solutions products, are embedded in those products and as such it may be difficult to manage or protect such know-how. As a result, the Group may not be in a position to prevent third parties from replicating its products or the processes and know-how used to produce its products. In particular, the Group's intellectual property rights in the ArchestrA® and InFusion™ products are important to the future prospects of the Group. If the Group's competitors succeed in reproducing its products at comparatively low costs, or in improving or exploiting its unprotected products, processes or know-how, this could have a material adverse effect on the Group's financial condition and results of operations. In addition, the Group may be unable to protect itself from infringement in jurisdictions in which it may be unable to obtain adequate intellectual property rights or is unable to enforce its intellectual property rights.

The Group may be subject to claims of infringement of third-party intellectual property rights

From time to time, third parties may assert against the Group or its customers alleged patent, copyright, trademark and other intellectual property rights to technologies that are important to its business. Any claims that the Group's products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause it to incur significant costs in responding to, defending and resolving such claims and may divert the efforts and attention of the Group's management and technical personnel away from its business. If any infringement or other intellectual property claim made against the Group by any third party is successful, or if the Group fails to develop non-infringing technology or license the rights to the technology on commercially reasonable terms, there may be a material adverse effect on the Group's business, financial condition and results of operations.

The Group is exposed to risks associated with the commercial failure of new products, projects and technologies

The Group develops new technologies and introduces new products, in some cases contracting to supply the products to the customer before the design is established or proven. All new technologies and products involve business risk in terms of possible abortive expenditure, reputational risk, and potentially customer claims or onerous contracts. Such risks may have a material adverse effect on the Group's business, financial condition and results of operations.

Adverse currency fluctuations can negatively impact the Group's revenue and net income

The Group is exposed to two types of currency risk. There is 'translation risk' in that the Group's financial statements are stated in pounds sterling. Most of the Group's revenue and expenses are denominated in currencies other than pounds sterling, primarily the US dollar and euro. The revenue and expenses are translated into pounds sterling at the applicable exchange rates for inclusion in the Group's consolidated financial statements. The exchange rate between these currencies and pounds sterling can fluctuate substantially. Currency fluctuations could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations are also subject to currency 'transaction risks' where revenue is denominated in a currency that is different from that in which the related manufacturing costs were incurred. If the currency in which the expenses are denominated increases in value relative to the currency in which revenue is denominated, the Group's operating margins decrease. In addition, the Group is impacted by currency transaction risk in relation to its debt.

The Group may be subject to liabilities as a result of past or future disposals

Over the past several years, the Group has made a number of significant disposals. In many cases, the Group has agreed to retain known or pre-sale liabilities or share the liabilities with the purchaser. However, the Group has retained both known and unknown liabilities of businesses disposed of in the past and the Group expects that it will retain liabilities in respect of any future disposals, either contractually, through the provision of certain indemnities and representations and warranties regarding the disposed businesses, or otherwise. Any such liabilities could result in a cash outflow from the Group and have a material adverse effect on the Group's business, financial condition and results of operations.

Undertaking large, long-term fixed price projects exposes the Group's business to risk of loss

A significant number of the Group's businesses involve long-term projects (some on a fixed price), that can take many months or even years to complete. These projects may be subject to delays and cost overruns due to

delays in equipment deliveries, engineering problems, work stoppages, unanticipated cost increases, shortages of materials or skilled labour or labour unrest or other unforeseen problems. Further, these projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the nature of the projects.

Any cost overruns or delays may require the Group, among other things, to seek to incur additional indebtedness to complete a particular project which could have a material adverse effect on the Group's business, financial condition and results of operations.

In addition, the Group operates, especially through its Rail Systems, Process Systems and APV businesses, within a competitive contracting environment that sells to governmental authorities and private sector contractors. Contracting conditions normally include provisions for liquidated damages for delay and railway disruption costs and in a limited number of cases may include unliquidated liability for consequential loss. Although liability is usually capped at a percentage of the total contract price, there are exceptions, including in Spain and Portugal (where the Rail Systems business has substantial operations), Asia and in other jurisdictions where procurement laws applicable to public bodies could prohibit the exclusion or limitation of liabilities arising from breach of contract.

The Group may be subject to liability as a result of product liability claims

The Group has incurred and may continue to incur product liability claims. There can be no assurance that the Group will not face material product liability claims, warranty claims or product recalls and associated claims in the future particularly as some of the Group's products are safety critical. Any errors and defects in the Group's products, systems or applications could cause injury to persons or damage to property and equipment. These occurrences could result in claims, loss of revenue, warranty costs, costs and damages associated with product recalls, litigation, delay in market acceptance or harm to the Group's reputation for safety and quality. The Group may not be able to dispose of any such claims successfully or effect any product recalls without incurring significant costs, which in each case could have a material adverse effect on the Group's business, financial condition and results of operations.

Industry consolidation has resulted in fewer customers, and certain of the Group's businesses are dependent on a small number of customers

A number of the industries in which the Group's customers operate have experienced consolidation particularly in the sectors served by Process Systems. This has affected many of the Group's customers and their relationships with the Group. For example, when a customer of one of the Group's competitors acquires one of the Group's customers, the Group has generally lost business. Additionally, customers' ability to exert pricing pressure on suppliers, including the Group, has increased as these customers have become larger and more concentrated. In addition, the Group's Rail Systems business and, with respect to its North American businesses, the Group's Controls business, depend on a limited number of large customers in the business areas in which they operate. Reliance on a limited number of customers may increase volatility for the Rail Systems and the Controls businesses if they are unable to retain these customers or the customers experience delays stemming from financial or operational difficulties including industrial action. For example, recently it has been announced by the Transport Salaried Staff Association and the National Union of Rail, Maritime and Transport Workers that they intend to ballot their members for potential industrial action in regard to the Railways Pension Scheme.

The timing and frequency of substantial contract awards for the Group's Rail Systems business are unpredictable

The revenue of the Group's Rail Systems business depends on a small number of large customers, such as Network Rail and the public private partnership ("PPP") consortia in the UK and other large rail and mass-transport operators in Europe, Asia Pacific and the US. New contract awards are generally associated with major transport infrastructure upgrades and as a result by their nature are large and infrequent. Funding for these new projects is frequently dependent on governmental investment decisions and these may be affected by changes in political and economic conditions. As a result the timing of contract awards is uncertain and delays in awards may result in volatility in the results of the Rail Systems business and have a material adverse effect on the Group's business, financial condition and results of operations.

The Group depends upon the ability of third parties to deliver parts, components, services and raw materials in a timely manner

The Group uses many different types of raw materials to produce its products. Key raw materials include the following:

- electronic components and equipment, including semiconductors;
- computer hardware and operating systems software;
- metals, including in particular titanium, in various forms; and
- machined parts, bearings, fasteners, stampings, fabrications, plastic resins and parts.

Each of the Group's businesses relies on third parties to supply it with raw materials, parts, components and services. Using third parties to manufacture, assemble and test its products reduces the Group's control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply the Group with raw materials, parts and components also have other customers and may not have sufficient capacity to meet all customer needs during periods of increased demand. Although the Group works closely with its suppliers to avoid shortages, there can be no assurance that the Group will not encounter problems in the future or that it will be able to replace a supplier that is not able to meet the Group's demand. None of the Group's suppliers individually supplies it with a material portion of the raw materials, parts, components or services that the Group requires, and the supplier market for many of the businesses is fragmented. Any significant shortages and delays by suppliers could have a material adverse effect on the Group's business, financial condition and results of operations.

Periods of shortage, particularly of raw materials and semi-conductors, may be accompanied by rapid rises in prices and there can be no assurance that such cost increases can be wholly recovered from the Group's customers.

If the Group is unable to retain key personnel and hire additional personnel, it may not be able to effectively implement its business strategy and could experience delays in the development of, or increased difficulty in selling, its products and services

The Group is currently going through a period of significant change in its head office senior management team (including changes to the Board). In addition, there have been a number of changes to senior management positions in certain of the Group's businesses and many of the appointees are new to the Group with limited knowledge of the organisation.

Invensys believes its future success will depend in part upon its ability to attract and retain highly skilled personnel. The Group has in the past experienced difficulty in hiring and retaining employees with appropriate qualifications. If the Group does not succeed in attracting and retaining skilled personnel, it may not be able to grow and manage its business as anticipated.

Risk factors relating to the New Shares and Nil Paid Rights

The trading price of the New Shares may be volatile

The trading price of the New Shares may be volatile and subject to wide fluctuations. Invensys' share price may fluctuate as a result of a variety of factors, including the operating and share price performance of other companies in the industry and markets in which the Group operates; speculation about the Group's business in the press, media or the investment community; the publication of research reports by analysts and general market conditions.

An active trading market in Nil Paid Rights may not develop and the trading price may be highly volatile

The trading period for the Nil Paid Rights is expected to commence on 15 June 2006 and end on 7 July 2006. The Nil Paid Rights will not be traded on any exchange other than the London Stock Exchange. An active trading market in the Nil Paid Rights may not, however, develop on the London Stock Exchange during that period. In addition, because the trading price of Nil Paid Rights depends on the trading price of the Ordinary Shares and given that the Nil Paid Rights will only have a limited trading life and will have a lower value than the Ordinary Shares, the price of the Nil Paid Rights can be expected to be highly volatile and subject to the same risks as notified above in "The trading price of the New Shares may be volatile".

Invensys does not expect to pay dividends in the foreseeable future

Companies incorporated under the laws of England and Wales are permitted to pay dividends only if they have distributable profits as defined in the Act. Invensys does not have any distributable profits, and will not be entitled to pay any dividends in respect of Ordinary Shares for a considerable period of time. As a result, investors should not rely on an investment in Invensys' Ordinary Shares to provide dividend income. Capital appreciation, if any, of Ordinary Shares may be Shareholders' sole source of gain for the foreseeable future.

Holders of Ordinary Shares may not be able to exercise their pre-emptive rights on any issue of shares

In the case of an allotment of Ordinary Shares for cash, Invensys' Shareholders are entitled to pre-emptive rights unless waived by a resolution of the Shareholders at a general meeting or in certain circumstances as stated in the Articles, and such an issue could dilute the interests of the then existing Shareholders. If Invensys allots Ordinary Shares for cash and pre-emptive rights are not waived, holders of the Ordinary Shares outside the United Kingdom may not be able to exercise their pre-emptive rights for Ordinary Shares unless Invensys decides to comply with applicable local laws and regulations and, in the case of holders in the United States, a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements of the Securities Act is available. Invensys intends to evaluate at the time of any rights or similar offering the costs and potential liabilities associated with any such registration statement or an exemption from registration, as well as the indirect benefits of enabling holders in the United States of Invensys' Ordinary Shares to exercise any pre-emptive rights for Ordinary Shares and any other factors considered appropriate at the time, and then to make a decision as to how to proceed. Invensys cannot assure its US Shareholders that steps will be taken to enable them to exercise their pre-emptive rights, or to permit them to receive any proceeds or other amounts relating to their pre-emptive rights.

PART 3 ADDITIONAL INFORMATION

1. WORKING CAPITAL

In the opinion of the Company, the working capital available to the Group is sufficient for the Group's present requirements, that is for the next 12 months following the date of this Document.

2. CONSENTS

JP Morgan Cazenove Limited has given and not withdrawn its written consent to the inclusion in this Document of all statements attributed to it and references to its name in the form and context in which they appear.

Morgan Stanley & Co. International Limited has given and not withdrawn its written consent to the inclusion in this Document of all statements attributed to it and references to its name in the form and context in which they appear.

Tricorn Partners LLP has given and not withdrawn its written consent to the inclusion in this Document of all statements attributed to it and references to its name in the form and context in which they appear.

Dated: 25 May 2006.

"144A Notes"	the 144A Notes issued by the Company due 2010
"2004 Refinancing"	the refinancing plan announced by the Invensys Board on 5 February 2004 including the following transactions: a) the raising of approximately £470 million (£450 million net of expenses) by the issue of 2,187,363,013 Ordinary Shares at an issue price of 21.50 pence per Ordinary Share by way of a placing and open offer; b) the raising of approximately £650 million (£625 million net of expenses) by the issue of High Yield Bonds; and c) the arrangement of the £1.6 billion senior credit facilities
"2006 Refinancing"	the Rights Issue and the New Senior Credit Facilities
"Act"	the Companies Act 1985, as amended
"Admission"	the admission of the New Shares, nil paid, (i) to the Official List and (ii) to trading on the London Stock Exchange's market for listed securities
"ADR"	an American Depositary Receipt of the Company issued under the Deposit Agreement, evidencing an American Depositary Share, each representing two Ordinary Shares
"Australia"	the Commonwealth of Australia
"Business Day"	a day (excluding Saturdays and public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business
"Canada"	Canada, its territories and possessions
"CCSS"	the CREST Courier and Sorting Service established by CRESTCo to facilitate *inter alia*, the deposit and withdrawal of securities
"certificated" or "in certificated form"	not in uncertificated form
"CER"	constant exchange rates (prior periods restated to reflect the prevailing exchange rate in the later period)
"Circular" or "this Document"	this circular issued by the Company on 25 May 2006
"Company" or "Invensys"	Invensys plc
"CREST"	the relevant system (as defined in the Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which CRESTCo is the operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrar Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since)
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations)
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)
"CREST Shareholders"	Shareholders holding Ordinary Shares in uncertificated form

"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member
"Current Senior Credit Facilities"	the senior credit facilities issued pursuant to the 2004 Refinancing
"Deposit Agreement"	the amended and restated deposit agreement between the Depositary, the Company and holders of ADRs, dated as of 12 February 1999, as amended
"Depositary"	Deutsche Bank Trust Company America of 60 Wall Street, New York, NY 10005, United States
"Directors" or "Board"	the Executive Directors and Non-Executive Directors as at the date of this Document
"Disclosure Rules"	the disclosure rules made under Section 73A of the FSMA
"Disposal"	the disposal of IBS to Schneider Electric S.A.
"EGM Notice"	the notice of the Extraordinary General Meeting set out at the end of this Document
"Executive Directors"	the executive Directors of the Company
"Existing Shares"	the existing issued Ordinary Shares
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company convened for Wednesday, 14 June 2006, (including any adjournment thereof), notice of which is set out at the end of this Document
"Financial Services Authority" or "FSA"	the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA
"Form of Proxy"	the form of proxy relating to the EGM
"FRS"	the Financial Reporting Standards
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Fully Paid Rights"	rights to subscribe for the New Shares, fully paid
"High Yield Bonds"	the 9.875% Senior Subordinated Notes due 2011 issued by the Company
"IBS"	Invensys Building Systems operations in the US and Asia Pacific
"Invensys Group" or the "Group"	the Company and its consolidated subsidiaries and subsidiary undertakings from time to time
"Invensys Share Scheme"	the Invensys 1998 Senior Executive Share Option Scheme, the Siebe plc Share Option Scheme 1993, the BTR Executive Share Option Scheme (1995), the BTR Senior Executive Share Option Scheme 1985, the Eurotherm plc Executive Share Option Scheme 1995, the Eurotherm International Executive Share Option Scheme 1985, the Second Unitech 1984 Executive Share Option Scheme, the Unitech 1984 Executive Share Option Scheme, the Invensys Savings Related Share Option Scheme, the Invensys Overseas Savings Related Share Option Scheme, the BTR plc Savings Related Share Option Scheme, the Baker Savings Related Share Option Scheme (1981), the Invensys 1998 Senior Executive Long Term Incentive Plan, the Invensys plc Restricted Share Plan and any other arrangements for involving employees of Invensys and/or members of its group in the capital of Invensys

"Lenders"	Bank of America, N.A., Deutsche Bank AG, London Branch, HSBC Bank plc, Lloyds TSB Bank plc, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited and The Royal Bank of Scotland plc
"Listing Rules"	the listing rules made under section 73A of the FSMA
"London Stock Exchange"	London Stock Exchange plc
"Managers"	HSBC Bank plc, JPMorgan Cazenove Limited and Morgan Stanley & Co. International Limited
"New Shares"	the new Ordinary Shares to be allotted and issued pursuant to the Rights Issue
"New Senior Credit Facilities"	the £700 million banking facilities described in Part 1 of this Document
"Nil Paid Rights"	rights to subscribe for New Shares, nil paid, provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue
"Non-Executive Directors"	the non-executive Directors of the Company
"Ordinary Shares"	the ordinary shares of 1 pence each in the capital of Invensys
"Official List"	the Official List of the Financial Services Authority
"Prospectus"	the Prospectus issued by the Company in respect of the Rights Issue which contains the offer to purchase or subscribe New Shares, Nil Paid Rights and Fully Paid Rights dated 25 May 2006 (together with any supplements or amendments thereto)
"Prospectus Rules"	the rules made for the purposes of Part VI of FSMA in relation to the offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004
"Provisional Allotment Letters" or "PALs"	the renounceable provisional allotment letters representing Nil Paid Rights or Fully Paid Rights to be issued to Qualifying non-CREST Shareholders (other than Qualifying Shareholders with a registered address, subject to certain exceptions in the United States, Canada, France, Australia, Japan, or South Africa)
"Qualifying CREST Shareholders"	Qualifying Shareholders holding Existing Shares in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders holding Existing Shares in certificated form
"Qualifying Shareholders"	holders of Existing Shares on the register of members of Invensys at the close of business on the Record Date
"Record Date"	12 June 2006
"Registered Office"	Portland House, Bressenden Place, London SW1E 5BF
"Registrar"	Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended
"Regulatory Information Service"	a Regulatory Information Services that is approved by the FSA and that is on the list of regulatory information service providers maintained by the FSA
"Resolution"	the resolution set out in the EGM Notice
"Rights Issue"	the proposed issue by way of rights of up to 2,276 million New Shares to Qualifying Shareholders on the terms and subject to the conditions set out in the Prospectus and, in the case of Qualifying non-CREST Shareholders only, in the Provisional Allotment Letters
"Securities Act"	the United States Securities Act of 1933, as amended

"Shareholders"	the holders of Ordinary Shares
"South Africa"	the Republic of South Africa
"UK"	the United Kingdom of Great Britain and Northern Ireland
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"Underwriters"	HSBC Bank plc, J.P. Morgan Securities Limited and Morgan Stanley & Co. International Limited
"Underwriting Agreement"	an underwriting agreement entered into between the Company, the Underwriters and the Managers in relation to the Rights Issue
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia

INVENSYS PLC

(registered in England and Wales under the Companies Acts 1917 to 1980 with registered number 166023)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of Invensys plc (the "Company") will be held at Victoria Park Plaza, 239 Vauxhall Bridge Road, London SW1V 1EQ at 11.00 a.m. on 14 June 2006 to consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

RESOLUTION

THAT the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount equal to £22,759,507 in connection with the Rights Issue (as defined in the Circular of the Company dated 25 May 2006). This authority shall expire on the earlier of 15 months from the date that this resolution is passed and the conclusion of the next AGM of the Company (unless previously revoked, varied or extended by the Company in general meeting) save that the Company may, before the expiry of this period, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired. The authority granted by this resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.

By order of the Board

Victoria Hull
Company Secretary
25 May 2006

Registered Office:
Portland House
Bressenden Place
London, SW1E 5BF

Notes:

1. Any member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2. A form of proxy is enclosed. To be effective, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, must be deposited with the Company's registrar at the address shown on the form of proxy not later than 11.00 a.m. on 12 June 2006 (or 48 hours before the time of the meeting if adjourned). Completion of a form of proxy will not preclude a member from attending and voting at the meeting in person.

3. A form of proxy can also be completed via the internet. On the enclosed form of proxy there is a printed Reference number, Card ID and Account number which, together, make up a unique 24-character reference. This number is unique to each member. To complete and lodge a form of proxy, a member can either complete the enclosed form of proxy and return it to the address on the reverse of the form of proxy or log on to www.sharevote.co.uk and complete a proxy online.

4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 14 June 2006 at 11.00 a.m. and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, (ID 7RA01) by 5.00 p.m. on 12 June 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members as at 6.00 p.m. on 12 June 2006 (or 48 hours before the time of the meeting if adjourned) shall be entitled to attend and/or vote at the meeting. Changes to entries in the register of members after 6.00 p.m. on 12 June 2006 shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.



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THIS DOCUMENT AND ANY ENCLOSURES TO IT ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 (as amended) ("FSMA") if you are in the UK, or from another appropriately authorised independent financial adviser if you are in a territory outside the UK.

If you sell or transfer or have sold or otherwise transferred all of your Existing Shares (other than ex-rights) held in certificated form before 15 June 2006 (the "ex-rights date"), please forward this Document and the accompanying documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. This Document and/or the Provisional Allotment Letter should not, however, be distributed, forwarded to or transmitted in, or into, any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including, but not limited to, subject to certain exceptions, the Excluded Jurisdictions. Please refer to paragraph 7 of Part 15 ("Terms and Conditions of Rights Issue") if you propose to send this Document and/or the Provisional Allotment Letter outside the UK. If you sell or have sold or otherwise transferred your Existing Shares (other than ex-rights) held in uncertificated form before the ex-rights date, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee. If you sell or have sold only part of your holding of Existing Shares (other than ex-rights) in certificated form, please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately. Instructions regarding split applications will be set out in the Provisional Allotment Letter.

The distribution of this Document and/or the Provisional Allotment Letter and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Shares into jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this Document and/or the accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulation of such jurisdictions. In particular, subject to certain exceptions, this Document, the Provisional Allotment Letter and any other such documents (other than the Circular and the Proxy Form) should not be distributed, forwarded to or transmitted in or into the United States (as defined in Regulation S under the US Securities Act of 1933, as amended) or the other Excluded Jurisdictions.

You should read this Document and the documents incorporated by reference in their entirety, and in particular Part 3 ("Risk Factors") when considering whether to take up your rights under the Rights Issue.

The Existing Shares have been admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities. Application has been made to the Financial Services Authority for the New Shares (nil and fully paid) to be issued in connection with the Rights Issue to which this Document relates to be admitted to the Official List of the Financial Services Authority, and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission to the Official List will become effective and that dealings in the New Shares will commence on the London Stock Exchange, nil paid, at 8.00 a.m. on 15 June 2006.


invensys®

(registered in England and Wales under the Companies Acts 1917 to 1980 with registered number 166023)

Proposed 2 for 5 Rights Issue of up to 2,276 million New Shares at 15 pence per New Share

The latest time for acceptance and payment in full of entitlements under the Rights Issue is 11.00 a.m. 7 July 2006. The procedure for acceptance and payment is set out in Part 15 ("Terms and Conditions of Rights Issue") of this Document and, for Qualifying non-CREST Shareholders only, will also be set out in the Provisional Allotment Letter. Qualifying CREST Shareholders should refer to paragraph 4 of Part 15 ("Terms and Conditions of Rights Issue").

HSBC Bank plc, JPMorgan Cazenove Limited and Morgan Stanley & Co. International Limited are acting exclusively for the Company and no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this Document) as a client in relation to the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue or any other matters referred to in this Document.

This Document comprises a prospectus relating to the Company, the offer of New Shares under the Rights Issue and the admission of the New Shares to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities, which has been prepared in accordance with the Listing Rules made under section 73A of the FSMA and the Prospectus Rules made under Part VI of the FSMA. The Prospectus will be made available to the public in accordance with the Prospectus Rules.

Capitalised terms used in this Document are defined in Part 17 ("Definitions").

HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited (the "Underwriters") may engage in trading activity for the purpose of hedging their commitments under the Underwriting Agreement. Such activity may include purchases and sales of securities of the Company and related and other securities and instruments (including Ordinary Shares, Nil Paid Rights and Fully Paid Rights).

Certain information relating to the Group has been incorporated by reference into this Document; you should read Part 18 ("Checklist of Documentation Incorporated by Reference") of this Document.

Qualifying non-CREST Shareholders, other than those with registered addresses in, subject to certain exceptions, the United States, Canada, Japan, Australia, France or South Africa, will be sent a Provisional Allotment Letter. Qualifying CREST Shareholders, other than those with registered addresses in, subject to certain exceptions, the United States, Canada, Japan, Australia, France or South Africa, are expected to receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 15 June 2006. The Nil Paid Rights so credited are expected to be enabled for settlement by CRESTCo as soon as practicable after Admission. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this Document and the Rights Issue.

This Document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to be issued in connection with the Rights Issue and/or to take up entitlements to Nil Paid Rights in any jurisdiction in which such an offer or solicitation is unlawful. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Shares, the Nil Paid Rights or the Fully Paid Rights or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. Except as otherwise provided for herein, neither this Document nor any Provisional Allotment Letter constitutes an offer of New Shares, Nil Paid Rights or Fully Paid Rights to any Shareholder with a registered address in, or who is resident in, the United States, Canada, Japan, Australia, France or South Africa. The Managers may arrange for the offer of New Shares not taken up in the Rights Issue in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that sellers of the New Shares, Nil Paid Rights or Fully Paid Rights may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The New Shares, the Nil Paid Rights and the Fully Paid Rights offered outside the United States are being offered in reliance on Regulation S under the Securities Act. For a description of these and certain further restrictions on offers, sales and transfers of the New Shares, Nil Paid Rights and/or Fully Paid Rights, see Notice to US Investors below and paragraph 7 of Part 15 ("Terms and Conditions of Rights Issue"). New Shares have been provisionally allotted to all Qualifying Shareholders, including Overseas Shareholders. However, subject to certain exceptions, the Provisional Allotment Letters will not be posted to any person in the United States, Canada, Japan, Australia, France or South Africa. The attention of Overseas Shareholders and other recipients of this Document who are residents or citizens of any country other than the UK or who have a contractual or other obligation to forward this Document or the Provisional Allotment Letter to a jurisdiction outside the UK is drawn to paragraph 7 of Part 15 ("Terms and Conditions of Rights Issue").

TO NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN

ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The contents of this Document should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for advice.

Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

Any reproduction or distribution of this Document in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than in considering an acquisition of the New Shares, the Nil Paid Rights or the Fully Paid Rights is prohibited. Each offeree of the New Shares, the Nil Paid Rights or the Fully Paid Rights by accepting delivery of this Document agrees to the foregoing.

Information not contained in this Document

No person has been authorised to give any information or to make any representations other than those contained in this Document and, if given or made, such information or representations must not be relied on as having been authorised by Invensys, the Managers or the Underwriters. Subject to the FSMA, the Listing Rules, the Prospectus Rules and the Disclosure Rules, neither the delivery of this Document, nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this Document or that the information in it is correct as at any subsequent date.

No statement in this Document is intended as a profit forecast and no statement in this Document should be interpreted to mean that the earnings per Ordinary Share for the current or future years would necessarily match or exceed the historical published earnings per Ordinary Share.

No incorporation of website information

Except as set out in Part 18 ("Checklist of Documentation Incorporated by Reference"), the contents of the Group's website do not form part of this Document.

NOTICE TO US INVESTORS

For the Rights Issue, the Company is relying on exemptions from registration under the US federal securities laws for an offer that does not involve a public offering in the United States. None of the New Shares, the Nil Paid Rights or the Fully Paid Rights have been recommended by any US federal or state securities commission or any other US regulatory authority and they have not determined that this Document is accurate or complete. Any representation to the contrary is a criminal offence.

The New Shares, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.

The Company has agreed that, for so long as any of the New Shares, the Nil Paid Rights and the Fully Paid Rights are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is neither subject to Section 13 or 15(d) of the US Securities Exchange Act of 1934, as amended, nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner, upon the request of such holder, beneficial owner or prospective purchaser, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

Subject to certain exceptions, this Document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for New Shares, Nil Paid Rights and/or

Fully Paid Rights to any Shareholder with a registered address in, or who is resident in, the United States. If you are in the United States, you may not exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby unless you are a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act (a "QIB"). In addition, in order to exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby you must sign and deliver an investor letter, substantially in the form described under paragraph 7(d) of Part 15 ("Terms and Conditions of Rights Issue").

If you sign such a letter, you will be, amongst other things:

- representing that you and any account for which you are acquiring the New Shares, the Nil Paid Rights or the Fully Paid Rights are a QIB;
- agreeing not to reoffer, resell, pledge or otherwise transfer the New Shares, Nil Paid Rights or the Fully Paid Rights, except:
  - in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act;
  - to another QIB in accordance with Rule 144A under the Securities Act; or
  - with respect to the New Shares only, pursuant to Rule 144 under the Securities Act (if available);

and, in each case, in compliance with any applicable securities laws of any state or other jurisdiction of the United States; and

- agreeing not to deposit any New Shares into any unrestricted depositary facility established or maintained by a depositary bank, unless they have been registered pursuant to an effective registration statement under the Securities Act.

Rule 144 under the Securities Act is not expected to be available for the sale of any Nil Paid Rights, Fully Paid Rights or New Shares by QIBs.

Any envelope containing a Provisional Allotment Letter and post marked from the United States will not be accepted unless it contains a duly executed investor letter in the appropriate form as described in paragraph 7(d) of Part 15 ("Terms and Conditions of Rights Issue"). Similarly, any Provisional Allotment Letter in which the exercising holder requests New Shares to be issued in registered form and gives an address in the United States will not be accepted unless it is accompanied by a duly executed investor letter.

The payment paid in respect of Provisional Allotment Letters that do not meet the foregoing criteria will be returned without interest.

Any person in the United States who obtains a copy of this Document and who is not a QIB is required to disregard it.

CONTENTS

PART 1 SUMMARY

This summary should be read as an introduction to the Prospectus. Any decision to invest in New Shares and/or Nil Paid Rights and/or Fully Paid Rights and/or to take up any entitlements should be based on consideration of the Prospectus, and the documents incorporated by reference, as a whole by the investor.

Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each Member State of the European Economic Area ("EEA"), no civil liability will attach to those persons responsible for this summary in any such Member State, including any translations of this summary, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Document (including the information incorporated by reference therein). Where a claim relating to the information contained in this Document is brought before a court in a Member State of the EEA, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating this Document or any document incorporated by reference herein before legal proceedings are initiated.

1. Overview of the Group

Invensys plc ("Invensys") is the holding company for a group of businesses (together the "Group") that manufacture and sell a wide range of products and services to businesses in many sectors, including the chemical, oil and gas, power generation, telecommunications, paper, food, rail transportation, dairy and healthcare sectors.

In 2004, a refinancing (the "2004 Refinancing") was completed which strengthened Invensys' balance sheet significantly, providing the foundation and flexibility from which to realise the potential of its businesses over the longer term and thereby enhance shareholder value.

Since the 2004 Refinancing, the Group has made a number of disposals, raising aggregate gross proceeds in excess of £600 million (not including the proceeds of the disposal of Invensys Building Systems ("IBS").

2. Background to and reasons for the Rights Issue

Notwithstanding the progress that the Group has made in many areas over the past two years, Invensys continues to be burdened with a high level of borrowing and remains subject to financial costs and restrictions associated with the 2004 Refinancing. These factors have a negative impact on its business performance and limit strategic opportunities for the Group in the future. The Board has therefore concluded that to maximise the opportunities in the businesses and value for Shareholders, it should undertake a rights issue to strengthen further the capital base of the Group and a restructuring of the Group's debt capital (together, the "2006 Refinancing").

The 2006 Refinancing involves raising approximately £341 million (before expenses) by way of a rights issue (the "Rights Issue") and arranging cheaper, more flexible new senior credit facilities of approximately £700 million (the "New Senior Credit Facilities") reflecting Invensys' more stable profile. The proposed restructuring of the Group's debt capital comprises a reduction of the level of the outstanding High Yield Bonds and (assuming holders tender their 144A Notes) 144A Notes and the replacement of the Current Senior Credit Facilities. The one-off cash costs associated with the 2006 Refinancing are expected to be approximately £65 million. However, based on the Group's net borrowing requirements as of 31 March 2006, adjusted for the effects of the 2006 Refinancing, and assuming the proceeds are used as set out below, the pro-forma unaudited annualised reduction in net cash interest expense from the 2006 Refinancing is expected to be approximately £45 million.[(1)]

Admission of the Nil Paid Rights under the Rights Issue and the arrangement of the New Senior Credit Facilities will be interconditional. The Group intends to use the proceeds of the Rights Issue, drawings under the New Senior Credit Facilities and certain existing cash resources (as illustrated in Part 13 ("Unaudited Pro-Forma Financial Information") and expressed in sterling at 31 March 2006 exchange rates):

- to redeem £243 million in principal amount of the Group's outstanding High Yield Bonds under an "equity clawback" provision that permits a redemption of up to 35% of the aggregate principal amount of the High Yield Bonds at par plus an early redemption payment equal to one year's interest on such principal amount;

[1] This assumes that £64 million aggregate principal amount of the 144A Notes are repurchased in the Debt Tender but does not take into account any repurchases of such notes with a portion of the proceeds of the Disposal (described in Section 7. Disposal) and any related reduction in net cash interest expense.

- to fund the US$ equivalent of £64 million of a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender");
- to repay and cancel £113 million in principal amount of the Group's outstanding five year and six month term loan euro and US dollar denominated facility due 2009;
- to repay and cancel £25 million in principal amount of the Group's outstanding five year bonding facility due 2009; and
- to repay and cancel £277 million in principal amount of the Group's outstanding five year and nine month second lien euro and US dollar denominated loan facilities due 2009.

The remaining committed, but undrawn Current Senior Credit Facilities will be cancelled following the completion of the 2006 Refinancing.

3. Risk Factors

Risk factors relating to the Group's business:

- The Group's substantial debt could adversely affect its ability to service its debt and other liabilities
- The Group may be exposed to additional liabilities with respect to its UK and US pension plans
- The Group could be exposed to further deterioration in financial results if the restructuring and turnaround initiatives of certain of the Group's significant businesses are not successful
- The Group is subject to ongoing litigation and environmental liabilities
- Operating in global markets subjects the Group to risks associated with changes in political and economic conditions and applicable laws and regulations
- The Group faces intense competition that could reduce its margins and revenue growth
- The expansion or opening of manufacturing and engineering facilities in jurisdictions with lower operating costs, including in Asia and other developing economies, may expose the Group to losses
- The Group's business could be harmed if it is unable to protect its intellectual property rights
- The Group may be subject to claims of infringement of third party intellectual property rights
- The Group is exposed to risks associated with the commercial failure of new products, projects and technologies
- Adverse currency fluctuations can negatively impact the Group's revenue and net income
- The Group may be subject to liabilities as a result of past or future disposals
- Undertaking large, long-term fixed price projects exposes the Group's business to risk of loss
- The Group may be subject to liability as a result of product liability claims
- Industry consolidation has resulted in fewer customers, and certain of the Group's businesses are dependent on a small number of customers
- The timing and frequency of substantial contract awards for the Group's Rail Systems business are unpredictable
- The Group depends upon the ability of third parties to deliver parts, components, services and raw materials in a timely manner
- If the Group is unable to retain key personnel and hire additional personnel, it may not be able to effectively implement its business strategy and could experience delays in the development of, or increased difficulty in selling, its products and services

Risk factors relating to the New Shares and Nil Paid Rights:

- The trading price of the New Shares may be volatile
- An active trading market in Nil Paid Rights may not develop and the trading price may be highly volatile
- Invensys does not expect to pay dividends in the foreseeable future
- Holders of Ordinary Shares may not be able to exercise their pre-emptive rights on any issue of shares

4. PRINCIPAL TERMS OF THE RIGHTS ISSUE

The Board intends to offer new ordinary shares in the Company (the "New Shares") by way of rights to all shareholders of the Company ("Shareholders") other than Shareholders with a registered address in, subject to certain exceptions, the US, Canada, Australia, Japan, France or South Africa on the following basis:

2 New Shares at 15 pence per New Share for every 5 existing ordinary issued shares ("Existing Shares")

held and registered in their name at 5.00 p.m. on 12 June 2006 (each such Shareholder, a "Qualifying Shareholder") and so on in proportion for any other number of Existing Shares held. Fractions of New Shares will not be allotted to Qualifying Shareholders and entitlements will be rounded down to the nearest whole number of New Shares. Shareholders with fewer than 3 Existing Shares will not be entitled to any New Shares.

The Issue Price of 15 pence per New Share represents a 24% discount to the closing middle-market price on the London Stock Exchange's main market for listed securities of 19.75 pence per Existing Share on 24 May 2006 (being the last date, prior to announcement at the Rights Issue).

The Rights Issue, which is fully underwritten by the Underwriters, is conditional, amongst other things, on:

(i) Admission;

(ii) the passing without amendment of the resolution to be proposed at the Extraordinary General Meeting convened for 14 June 2006; and

(iii) the conditions in the Underwriting Agreement being satisfied or waived.

Prior to Admission, the Underwriters and the Managers may terminate the Underwriting Agreement in certain circumstances. If this occurs, the 2006 Refinancing will not proceed.

The Rights Issue will result in the issue of up to 2,276 million New Shares (representing approximately 29% of the issued share capital of the Company, as enlarged by the Rights Issue). The New Shares will, when issued and fully paid, rank equally in all respects, including dividend rights, with, and have the same rights as, the Existing Shares.

5. NEW SENIOR CREDIT FACILITIES

The Group has entered into the New Senior Credit Facilities with the Lenders, which expire in December 2010/January 2011 and which comprise:

- a term loan facility denominated in US dollars and euro for the equivalent of £150 million;
- a multicurrency revolving credit facility for £150 million (with a back-up facility); and
- a bonding facility denominated in US dollars, euro and sterling for the equivalent of £400 million.

6. INTERCONDITIONALITY OF THE RIGHTS ISSUE AND NEW SENIOR CREDIT FACILITIES

The Rights Issue and the availability of the New Senior Credit Facilities are inter-conditional: Invensys will only commence the offer of New Shares under the Rights Issue, and Admission of the Nil Paid Rights will only occur, if all conditions to drawdown under the New Senior Credit Facilities, except for receipt of proceeds of the Rights Issue, are satisfied or waived. Subject to Admission occurring, drawdown under the New Senior Credit Facilities will take place on receipt by the Company of the proceeds of the Rights Issue. Following the commencement of the Rights Issue, customary events of default under the New Senior Credit Facilities will apply, as they also will after the completion of the Rights Issue.

7. DISPOSAL

The disposal of IBS to Schneider Electric SA for £157 million (the "Disposal") was announced 24 May, 2006. IBS is a supplier of building management systems. In the year ended 31 March 2006, IBS had revenue of £73 million and operating profit before exceptional items of £11 million; its net operating assets as at 31 March 2006 were £32 million, including goodwill of £8 million[1]. The Disposal is subject to customary regulatory approvals and is expected to complete by the end of July 2006.

The Group intends to use the proceeds from the Disposal to purchase the balance of the aggregate principal amount of 144A Notes tendered in the Debt Tender and to make the contributions to the Group's UK and US pension schemes required by agreements with the UK Trustee and the PBGC respectively. The balance of the proceeds of the Disposal will be used for the reduction of debt in due course.

[1] These figures is unaudited and has been extracted without adjustment from Invensys' accounting records.

8. Selected Financial Information

Except as otherwise stated, the financial information set out below in the first table for the years ended 31 March 2005 and 31 March 2004 has been extracted without material adjustment from Invensys' audited consolidated financial information for the years ended 31 March 2005 and 31 March 2004 prepared in accordance with UK GAAP.

Except as otherwise stated, the financial information set out in the second table for the years ended 31 March 2006 and 31 March 2005 has been extracted without material adjustment from Invensys' audited consolidated financial information for the year ended 31 March 2006 prepared in accordance with IFRS as adopted by the European Union ("IFRS"), with comparatives for the year ended 31 March 2005 restated to comply with IFRS as set out in Part 11 ("Financial Information for Years Ended 31 March 2006 and 31 March 2005 (IFRS)").

2005 and 2004 prepared in accordance with UK GAAP

Summary consolidated income statement

For the year ended 31 March	2005	2004
	£m	£m
Revenue[1]		
– continuing	2,359	2,514
– discontinued	564	1,377
	2,923	3,891
Operating profit before exceptional items, goodwill amortisation and goodwill impairment[1]		
– continuing	156	180
– discontinued	19	37
	175	217
Operating loss	(349)	(233)
Net finance costs and similar charges	(151)	(135)
Loss before taxation	(500)	(368)
Loss for the year	(484)	(333)
Loss per share – Group (pence)	(8.3)	(9.0)

Summary consolidated balance sheet

As at 31 March	2005	2004
	£m	£m
Net assets excluding net debt[2]	282	682
Net debt	(792)	(986)
Total equity	(510)	(304)

Summary consolidated cash flow statement

For the year ended 31 March	2005	2004
	£m	£m
Net cash inflow/(outflow) flow from operating activities	92	(207)
Returns on investment and servicing of finance	(126)	(121)
Taxation	(76)	(73)
Capital expenditure and financial investment	(58)	(115)
Acquisitions and disposals	361	486
Cash inflow/(outflow) before use of liquid resources and financing	193	(30)
Management of liquid resources	32	(43)
Financing		
Issue of ordinary shares	–	448
Decrease in debt	(110)	(165)
Increase in cash in year	115	210

[1] Continuing and discontinued revenue and continuing and discontinued operating profit before exceptional items, goodwill amortisation and goodwill impairment (OPBIT) are unaudited and are extracted without adjustment from Part 12 ("Unaudited Revised Presentation to Reflect Discontinued Operations"); total revenue and OPBIT are audited.

[2] These figures are unaudited and have been calculated by deducting the figure for net debt from the figure for net assets, in each case as contained in Invensys' audited financial information for the relevant years.

Summary consolidated income statement

For the year ended 31 March	2006	2005
	£m	£m
Continuing operations		
Revenue	2,457	2,359
Operating profit before exceptional items	191	165
Operating profit/(loss)	131	(24)
Net finance costs and similar charges	(157)	(136)
Loss before taxation	(26)	(160)
Loss after taxation	(38)	(150)
Discontinued operations		
Profit after taxation	60	44
Total Group		
Profit/(loss) for the year	22	(106)
Earnings/(loss) per share – Group (pence)	0.3	(1.7)

Summary consolidated balance sheet

As at 31 March	2006	2005
	£m	£m
Net assets excluding net debt[1]	164	326
Cash and cash equivalents	450	638
Borrowings	(1,207)	(1,440)
Net debt	(757)	(802)
Total equity	(593)	(476)

Summary consolidated cash flow statement

For the year ended 31 March	2006	2005
	£m	£m
Cash generated from operations	116	112
Income taxes paid	(25)	(76)
Interest paid	(140)	(131)
Net cash flows from operating activities	(49)	(95)
Cash flows from investing activities	139	289
Cash flows from financing activities	(305)	(111)
Net foreign exchange difference	27	(7)
Net (decrease)/increase in cash and cash equivalents	(188)	76

9. WORKING CAPITAL

In the opinion of the Company, the working capital available to the Group is sufficient for the Group's present requirements, that is for the next 12 months following the date of this Document.

10. DIVIDEND POLICY

As at 31 March 2006, Invensys had, and after the application of the net proceeds from the Rights Issue, Invensys will continue to have, a significant deficit on distributable reserves and is subject to restrictions on payment of dividends under the terms of the High Yield Bonds. Accordingly, Invensys is unlikely to be able to pay dividends for the foreseeable future.

[1] These figures are unaudited and have been calculated by deducting the figure for net debt from the figure for net assets. Net debt equals borrowings less cash and cash equivalents. The underlying figures for net assets, borrowings and cash and cash equivalents are as contained in Invensys' audited financial information for the relevant years.

11. Current Trading and Prospects

The overall prospects for the Group's major markets remain encouraging. Global demand for process automation is strong, driven by the need to optimise plant performance and by the construction of new capacity in the oil, gas and power generation sectors, in particular in the Middle East and Asia Pacific. Spending on rail infrastructure is also expected to remain strong with significant new investment being made in improving and expanding mainline and mass transit rail systems in many countries across the world. Although the prospects for residential and commercial construction vary across the world, overall demand in the markets in which the Controls business operates is likely to remain stable in the short term, albeit subject to pricing pressure.

Against the background of this market assessment and having identified the actions to be undertaken within each of the Group's businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

1. DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Document and the information incorporated by reference into this Document include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include statements that are not statements of historical fact, including statements in Part 3 ("Risk Factors"), Part 6 ("The Business"), Part 8 ("Operating and Financial Review and Prospects") and elsewhere in this Document and relate to the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Group operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond the Company's ability to control or predict. Without prejudice to the working capital statement in paragraph 16 of Part 16 ("Additional Information"), the Company cautions you that forward-looking statements are not guarantees of future performance and the Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates may differ materially from those made in or suggested by the forward-looking statements contained in this Document and the information incorporated by reference into this Document. In addition, even if the Group's results of operations, financial condition and liquidity, and the development of the industries in which the Group operates are consistent with the forward-looking statements contained in this Document and the information incorporated by reference into this Document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to, the factors discussed in Part 3 ("Risk Factors"), Part 6 ("The Business") and Part 8 ("Operating and Financial Review and Prospects").

You are advised to read this Document in its entirety and the information incorporated by reference into this Document, and, in particular, Part 3 ("Risk Factors"), Part 6 ("The Business") and Part 8 ("Operating and Financial Review and Prospects") for a more complete discussion of the factors that could affect the Group's future performance and the industries in which the Group operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Document and the information incorporated by reference into this Document may not occur.

These forward-looking statements speak only as of the date of this Document. Except as required by the Financial Services Authority, the London Stock Exchange or by law (including under the Prospectus Rules, the Listing Rules and the Disclosure Rules), the Company undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.

2. PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all references in this Document to "sterling", "pounds sterling", "£", "pence", "penny" or "p" are to the lawful currency of the UK, all references to "US dollars", "$", "US$" or "cents" are to the lawful currency of the United States and all references to "euro" or "€" are to the lawful currency of the 12 member states of the European Union who adopted the euro in Stage Three of the Treaty establishing Economic and Monetary Union on 1 January 1999. The Company prepares its financial statements in pounds sterling.

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this Document may vary slightly from the actual arithmetic totals of such data.

The financial information in Part 11 ("Financial Information for Years Ended 31 March 2006 and 31 March 2005 (IFRS)") for the year ended 31 March 2006 has been prepared under IFRS with comparatives for the year ended 31 March 2005 restated to comply with IFRS. The financial information incorporated by reference into this Document for the years ended 31 March 2005 and 31 March 2004 has been prepared in accordance with UK GAAP, which differs in certain respects from IFRS. In respect of the year ended 31 March 2005, a reconciliation showing the principal changes between UK GAAP and IFRS is presented in section 4 of Part 8 ("Operating and Financial Review and Prospects"). IFRS differs in certain respects from US GAAP. See "Summary of Significant Differences Between IFRS and US GAAP" in paragraph 20 of Part 16 ("Additional Information").

Unless otherwise noted, the financial data set forth in Part 1 ("Summary"), Part 3 ("Risk Factors"), Part 5 ("Extract from Letter from the Chairman"), Part 6 ("The Business"), Part 8 ("Operating and Financial Review and Prospects"), Part 12 ("Unaudited Revised Presentation to Reflect Discontinued Operations"), Part 13 ("Unaudited Pro-Forma Financial Information"), Part 14 ("Unaudited Capitalisation and Indebtedness Statement") and Part 16 ("Additional Information") has been extracted without material adjustment from the audited consolidated financial statements of Invensys, included elsewhere in this Document or incorporated by reference (as applicable), and unless otherwise noted, the ratios of financial measures presented in this Document have been calculated based on information presented in such audited consolidated financial statements.

3. EXCHANGE RATE INFORMATION

The following chart shows for the period from 1 January 2001 through 24 May 2006 the high/low, period average and period end noon buying rates in the City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York expressed as dollars per £1.00.

	Dollars per £1.00			
	High	Low	Period Average[1]	Period End
Year				
2001	1.50	1.37	1.44	1.45
2002	1.61	1.41	1.50	1.61
2003	1.78	1.55	1.63	1.78
2004	1.95	1.75	1.83	1.92
2005	1.93	1.71	1.82	1.72
2006 (up to 24 May 2006)	1.89	1.73	1.78	1.87
Month				
November 2005	1.78	1.71	1.73	1.73
December 2005	1.74	1.72	1.75	1.72
January 2006	1.79	1.74	1.77	1.78
February 2006	1.78	1.73	1.75	1.75
March 2006	1.76	1.73	1.74	1.74
April 2006	1.82	1.74	1.77	1.82
May 2006 (up to 24 May 2006)	1.89	1.87	1.83	1.87

1 The average rate of exchange based on the daily noon buying rates in the City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York for each applicable period.

The noon buying rate for pounds sterling on 24 May 2006 was $1.87 = £1.00

The above rates differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this Document or incorporated by reference. The Company's inclusion of these exchange rates is not meant to suggest that the pounds sterling amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

4. SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

The Company has been incorporated under English law. Service of process upon Directors and officers of the Company, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since many directly owned assets of the Company are outside the United States, any judgment obtained in the United States against it, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state or territory or jurisdiction with the United States, may not be collectible within the United States. There is doubt as to the enforceability of certain civil liabilities under US federal securities laws in original actions in English courts, and, subject to certain exceptions and time limitations, English courts will treat a final and conclusive judgment of a US court for a liquidated amount as a debt enforceable by fresh proceedings in the English courts.

Any investment in New Shares and/or Nil Paid Rights and/or Fully Paid Rights and/or taking up of any entitlements would be subject to a number of risks. Prior to subscribing for any New Shares and/or Nil Paid Rights and/or Fully Paid Rights and/or taking up any entitlements, prospective investors should consider carefully the factors and risks associated with any investment in the Company, the Group's business and the industries in which it operates, together with all other information contained in this Document and the information incorporated by reference including, in particular, the risk factors described below. Additional risks and uncertainties relating to the Group that are not currently known to the Company, or that it currently deems immaterial, may also have an adverse effect on the Company's business, financial condition and operating results. If this occurs, the price of the Ordinary Shares may decline and investors could lose all or part of their investment. Investors should consider carefully whether an investment in the Ordinary Shares is suitable for them in light of the information in this Document (including the information incorporated by reference) and their personal circumstances.

Risk factors relating to the Group's businesses

The Group's substantial debt could adversely affect its ability to service its debt and other liabilities

The Group has, and after implementation of the 2006 Refinancing, will continue to have, a substantial amount of debt and similar liabilities, and a deficit on Shareholders' equity. The Group's ability to comply with its financial covenants, to make scheduled payments or to refinance its debt and other obligations will depend on, among other things, its gearing, its operating performance and its liability management programme (particularly pensions), which, in turn, are subject to prevailing economic conditions and certain financial, competitive, regulatory, technical, business and other factors beyond its control. If the Group's cash flow and capital resources are insufficient to fund its debt service requirements, its liability management program and its other obligations, the Group may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt. There can be no assurance that the Group's operating performance, cash flow and capital resources will be sufficient to service the Group's debt and other liabilities in the future. In the event that the Group is required to dispose of material assets or operations or to restructure its debt or other obligations, there can be no assurance as to the terms of any such transaction, disposal or restructuring, how soon any such transaction could be completed or whether any such transaction or transactions would allow the Group to satisfy its obligations with respect to its debt and other liabilities. This risk factor is without prejudice to the working capital statement in paragraph 16 of Part 16 ("Additional Information").

The Group may be exposed to additional liabilities with respect to its UK and US pension plans

The interaction of, among other things, increased life expectancy, equity market performance and low interest rates over the past several years has had a significant negative impact on the funding levels of the Group's pension plans including the Group's plans in both the UK and the US. This has materially and adversely affected the pension plan funding obligations of the Group. These developments have been exacerbated by the Group's very high proportion of pensioners relative to its active workforce. With respect to both the Group pension plans for its UK operations (the "UK Plan") and for its US operations (the "US Plan"), any decline in the equity market, improvements in life expectancy, changes in expected morbidity rates or future decreases in interest rates could increase the funding deficit and require additional funding contributions in excess of those currently expected. An increase in required funding contributions could have a material adverse effect on the Group's business, financial condition and results of operations.

UK. In the UK, although the proportion of the assets of the UK Plan invested in equities has been reduced, and further diversification is expected to be undertaken by the trustee of the plan (the "Trustee"), a proportion of the UK Plan's assets must be invested in assets other than fixed interest securities if the UK Plan is to meet the investment returns required for the UK Plan to become fully funded. A level of investment in equities will remain and the UK Plan therefore remains subject to the risk of declines in equity markets. Equally, as the UK Plan investments become diversified, the UK Plan will inevitably become subject to the risk of decline in a wider range of assets, notwithstanding that each new asset class will represent a smaller proportion of the funds' assets than equities do at present.

On 28 March 2006, the Company and the Trustee entered into a funding plan for the UK Plan, based on the triennial actuarial valuation of the UK Plan undertaken with a reference date of 30 September 2005, which indicated a funding deficit of £325 million on the reference date. The Trustee and the Company agreed a

recovery plan to eliminate the deficit which involved a payment of £105 million made on 29 March 2006, payments of £20 million in each of the years ending 31 March 2007 and 31 March 2008, and payments of £35 million per annum thereafter (adjusted for inflation) until the deficit is eliminated (anticipated to be in September 2014). The Company has also agreed to pay the annual employer service cost for the UK Plan which in the year ending 31 March 2007 is expected to be £16 million. In addition, the Company will make additional payments to the UK Plan out of the proceeds of disposals. Except where the UK regulatory regime requires a higher sum to be paid, the Company will contribute 8% of the proceeds of business disposals (net of tax and costs) subject to a de minimis proceeds level of £1 million. The UK Pensions Regulator may review the funding plan, and, if it is not satisfied that it will eliminate the funding deficit in a short enough period of time, may put pressure on the Trustee to seek to revise it.

The UK Pensions Regulator has confirmed to the Company that the 2006 Refinancing is not an event where clearance from the UK Pensions Regulator should be sought.

The funding plan is subject to revision after the next valuation to be undertaken by the Trustee, which must have a reference date no later than 30 September 2008 (although the Trustee is free to call for a further valuation on any earlier date it sees fit). If the funding deficit of the UK Plan revealed by such valuation (the "revised deficit") is such that the contributions agreed under the current recovery plan will not clear the revised deficit, the Trustee may seek increased contributions from the Company. Such increased contributions would need to be agreed by the Company, but if no agreement is reached, the UK Pensions Regulator has statutory power to fix the contribution rate. Such a position could arise if the fund's investments do not produce the rate of return targeted by the Trustee, if the scheme liabilities are increased by further falls in interest rates, if there are further improvements in life expectancy assumptions which have to be brought into account in the scheme valuation, or other changes in the valuation assumptions which cause liabilities to increase. The Company cannot rule out the possibility that the assumptions used in the valuation as at 30 September 2005 may change in the future causing liabilities to increase.

The trust deed of the UK Plan does not contain a unilateral power for the Trustee of the UK Plan to wind up the UK Plan. However, the Trustee may make an application to the UK Pensions Regulator for an order to wind up the UK Plan. A winding-up order can only be made if the UK Pensions Regulator is satisfied that both the winding up of the UK Plan is necessary to protect the interests of the members of the UK Plan and that it is reasonable to make such an order.

If the UK Plan were to be wound up, the relevant employers would be responsible, under section 75 of the Pensions Act 1995, to fund the UK Plan up to the level of the cost of buying out the benefits for all scheme members with an insurer. This cost would be considerably more than the value placed on the liabilities while the scheme is ongoing. The deficit in the UK Plan calculated on a winding-up basis was approximately £1.8 billion as at 30 September 2005. If triggered, such a liability would have a material adverse effect on the Group's business, financial condition and results of operations and could result in the insolvency of the Company and most of its material UK subsidiaries.

Funding obligations (on a share of the buy-out basis) can also arise under section 75 of the Pensions Act 1995 if an employer ceases to participate in the UK Plan (e.g. on a sale). Such section 75 debt would be by reference to the relevant employing company's share of the total buy-out debt (the total buy-out debt being equivalent to the funding deficit calculated on a winding-up basis). In certain limited circumstances the Trustee of the UK Plan and the UK Pensions Regulator may agree to a reduction in the amount of this debt. Such obligations, after any agreed reductions, may lead to contributions to the UK Plan on a disposal of a business being in excess of the 8% of disposal proceeds agreed with the Trustee in the recovery plan.

It is possible that such funding obligations could prevent Invensys entering into business disposals involving employers participating in the UK Plan if the amount of the funding obligation arising under section 75 made such a disposal uneconomic and the Trustee of the UK Plan and/or the UK Pensions Regulator were unwilling to agree to a reduction in the debt to a point where a disposal became viable.

The UK Pensions Regulator also has statutory powers in some circumstances to require persons connected or associated with an employer (such as other companies within the Group) to contribute to underfunding in a UK pension scheme such as the UK Plan.

United States. The interests of the participants in the US Plan are under the oversight of the Pension Benefit Guaranty Corporation (the "PBGC") which is empowered to seek a court order to terminate the US Plan if, among other things, the PBGC demonstrates that required minimum funding contributions under the US Plan have not been made or "the possible long-run loss" of the PBGC with respect to the US Plan "may reasonably be expected to increase unreasonably if the plan is not terminated". If a court were to determine that the US Plan failed to satisfy either of the foregoing tests, it could terminate the US Plan. As a result, the Company and each of its subsidiaries in which it holds at least 80% of the voting power or equity (the "ERISA controlled group") would be jointly and severally liable for the full amount of the underfunded liability under the US Plan, which was approximately $500 million as at 31 December 2005. If such underfunded amount were not paid to the PBGC upon its demand, the PBGC would be granted an automatic lien securing the underfunded amount, subject to a maximum amount of 30% of the net worth of all members of the ERISA controlled group.

On 25 February 2004, the Company entered into an agreement with the PBGC providing that the PBGC would forebear from instituting proceedings to terminate the US Plan in advance of or as a result of the 2004 Refinancing or any sale of a business. In consideration for the PBGC's forbearance agreement, the Company agreed to accelerate contributions to the US Plan in order to maintain an agreed level of funding of the US Plan for a period not to exceed five years or until an agreed maximum level of funding of the US Plan is attained, if sooner. Pursuant to the agreement, the Company contributed $150 million over the three-month period following consummation of the 2004 Refinancing, and has contributed over $45 million out of the proceeds of the disposals of the Powerware, Hansen Transmissions, ABS Europe and Lambda businesses and other smaller disposals. The Company is obligated to contribute, as additional contributions, 4% of net proceeds from any future disposals during the term of the agreement plus such additional amount (in excess of the minimum funding requirements under ERISA), if any, required to maintain the agreed level of funding. Under the agreement with the PBGC, "such additional amounts" are due by 31 March following the end of the plan year. The PBGC's forbearance agreement will terminate under certain circumstances, including the Company's failure to make the required contributions or acceleration of any credit facility under the 2004 Refinancing.

If the US Plan were to be involuntarily terminated by a court and the ERISA controlled group were to be required to fund the underfunded amount with respect to the US Plan or failing which, the PBGC were granted a lien over any assets of the members of the ERISA controlled group, this would have a material adverse effect on the Group's business, financial condition and results of operations.

The US legislature is currently considering proposals to procure the repayment of pension deficits over a set period, most likely seven years. Should this legislation be passed, Invensys would be required to increase its ongoing contributions to US pension plans to levels significantly higher than the regular contributions made in recent years.

The PBGC has confirmed that the 2006 Refinancing has no effect on the agreement made by the Company and the PBGC in 2004.

The Group could be exposed to further deterioration in financial results if the restructuring and turnaround initiatives of certain of the Group's significant businesses are not successful

In response to poor operating performance due to difficult external trading conditions for Controls, APV and Eurotherm and deficiencies in internal execution capabilities in APV and Controls, the Group has significant restructuring activities in process in these three businesses. These restructuring activities and turnaround initiatives involve the closure of a number of production facilities and changes in management and there is therefore a risk of disruption to the business through industrial action and, potentially, continuity and quality of products and services. In addition, there is a risk that the implementation of these activities may not be successful, resulting in loss of market share and a further deterioration in the Group's financial results.

The Group is subject to ongoing litigation and environmental liabilities

The Group currently has substantial liabilities in aggregate in relation to environmental claims, disputed taxes, costs associated with past disposals of businesses and ongoing litigation. Invensys is also subject, from time to time, to litigation in the ordinary course of business. Members of the Group are also defendants in a number of lawsuits in the United States and the UK in which the plaintiffs claim damages for personal injury arising from alleged exposure to asbestos and silica. The Group continues to tackle these liabilities and has made provision for them where appropriate (see Part 11 ("Financial Information for Years Ended 31 March 2006 and 31 March 2005 (IFRS)")), but if the actual liabilities exceed these provisions it could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations are subject to European, US and other laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection including hazardous waste disposal and public and worker health and safety. Breach of these laws could result in business interruption and/or the imposition of civil or criminal penalties which could have a material adverse effect on the Group's business, financial condition and results of operations.

In addition, the environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites, including some sites no longer owned by the Group. Provision is made for the expected cost of remediation, based on independent professional advice. There is a risk that remediation could prove more costly than expected and that further contamination could be discovered.

The amounts provided in the Group's accounts in respect of the above liabilities are based on current knowledge. All of the above liabilities are subject to a number of uncertainties, assumptions and contingencies. While the Group continually monitors these liabilities there can be no assurance that these liabilities will not be substantially higher or become payable sooner than currently anticipated or that any of the current reserves in the Group's accounts in respect of any such liabilities will be sufficient. If these liabilities were to be substantially higher than currently estimated or if currently unknown liabilities should arise, the resulting increase in the Group's liabilities could have a material adverse effect on the Group's business, financial condition and results of operations.

Operating in global markets subjects the Group to risks associated with changes in political and economic conditions and in applicable laws and regulations

Invensys derives a significant portion of its revenue from customers in Europe and North America and this latter market is particularly important to the Controls business. The Group operates in over 60 countries and is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. In addition, the Group has no control over changes in inflation, interest rates, foreign currency exchange rates and controls, political and economic conditions, changes in laws and regulations or other factors affecting its businesses. Unexpected change in any of these variables could significantly impair the Group's performance, as could failure to comply with the relevant laws, regulations or standards, which could damage the reputation of the Group.

The Group faces intense competition that could reduce its margins and revenue growth

Invensys operates in highly competitive markets and the Group's products and services are characterised by continually evolving industry standards and rapidly changing technology driven by the demands of the Group's customers. The Group invests in research and development to sustain competitive advantage, and also works continually to ensure that its cost base is competitive. However, if the Group's businesses fail to keep pace with technological changes and delivery and product requirements in the industrial sectors, the Group may fail, or experience delay, in introducing new or enhanced products. This may result in lower margins and loss of market share.

The expansion or opening of manufacturing and engineering facilities in jurisdictions with lower operating costs, including in Asia and other developing economies, may expose the Group to losses

In response to increased competition, especially from low-cost manufacturers in Asia, the Group intends to increase its operating efficiencies and decrease its operating costs by acquiring, opening or, in certain cases, expanding, manufacturing and engineering facilities in countries that have lower operating costs, including in Asia and other developing economies. In order to carry out the opening or expansion of facilities in lower-cost countries successfully, the Group will be required to commit resources to close down existing facilities, make personnel redundant and to purchase the appropriate property, plant and equipment at the new location. Transition issues may cause disruption to the businesses. In addition, the Group will be required to hire managers and technicians with industry knowledge, or, if managers or technicians are not available in the local market, commit resources to providing appropriate training for employees. There can be no assurance that any such move will result in lower costs or be successful or meet the pricing pressure coming from low cost manufacturers.

The Group's business could be harmed if it is unable to protect its intellectual property rights

The Group currently has limited protection for certain of its intellectual property, particularly in relation to the intellectual property of the Process Systems business. Certain of the Group's know-how, particularly in

relation to applications or solutions products, are embedded in those products and as such it may be difficult to manage or protect such know-how. As a result, the Group may not be in a position to prevent third parties from replicating its products or the processes and know-how used to produce its products. In particular, the Group's intellectual property rights in the ArchestrA® and InFusion™ products are important to the future prospects of the Group. If the Group's competitors succeed in reproducing its products at comparatively low costs, or in improving or exploiting its unprotected products, processes or know-how, this could have a material adverse effect on the Group's financial condition and results of operations. In addition, the Group may be unable to protect itself from infringement in jurisdictions in which it may be unable to obtain adequate intellectual property rights or is unable to enforce its intellectual property rights.

The Group may be subject to claims of infringement of third-party intellectual property rights

From time to time, third parties may assert against the Group or its customers alleged patent, copyright, trademark and other intellectual property rights to technologies that are important to its business. Any claims that the Group's products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause it to incur significant costs in responding to, defending and resolving such claims and may divert the efforts and attention of the Group's management and technical personnel away from its business. If any infringement or other intellectual property claim made against the Group by any third party is successful, or if the Group fails to develop non-infringing technology or license the rights to the technology on commercially reasonable terms, there may be a material adverse effect on the Group's business, financial condition and results of operations.

The Group is exposed to risks associated with the commercial failure of new products, projects and technologies

The Group develops new technologies and introduces new products, in some cases contracting to supply the products to the customer before the design is established or proven. All new technologies and products involve business risk in terms of possible abortive expenditure, reputational risk, and potentially customer claims or onerous contracts. Such risks may have a material adverse effect on the Group's business, financial condition and results of operations.

Adverse currency fluctuations can negatively impact the Group's revenue and net income

The Group is exposed to two types of currency risk. There is 'translation risk' in that the Group's financial statements are stated in pounds sterling. Most of the Group's revenue and expenses are denominated in currencies other than pounds sterling, primarily the US dollar and euro. The revenue and expenses are translated into pounds sterling at the applicable exchange rates for inclusion in the Group's consolidated financial statements. The exchange rate between these currencies and pounds sterling can fluctuate substantially. Currency fluctuations could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations are also subject to currency 'transaction risks' where revenue is denominated in a currency that is different from that in which the related manufacturing costs were incurred. If the currency in which the expenses are denominated increases in value relative to the currency in which revenue is denominated, the Group's operating margins decrease. In addition, the Group is impacted by currency transaction risk in relation to its debt.

The Group may be subject to liabilities as a result of past or future disposals

Over the past several years, the Group has made a number of significant disposals. In many cases, the Group has agreed to retain known or pre-sale liabilities or share the liabilities with the purchaser. However, the Group has retained both known and unknown liabilities of businesses disposed of in the past and the Group expects that it will retain liabilities in respect of any future disposals, either contractually, through the provision of certain indemnities and representations and warranties regarding the disposed businesses, or otherwise. Any such liabilities could result in a cash outflow from the Group and have a material adverse effect on the Group's business, financial condition and results of operations.

Undertaking large, long-term fixed price projects exposes the Group's business to risk of loss

A significant number of the Group's businesses involve long-term projects (some on a fixed price), that can take many months or even years to complete. These projects may be subject to delays and cost overruns due to delays in equipment deliveries, engineering problems, work stoppages, unanticipated cost increases, shortages of materials or skilled labour or labour unrest or other unforeseen problems. Further, these projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the nature of the projects.

Any cost overruns or delays may require the Group, among other things, to seek to incur additional indebtedness to complete a particular project which could have a material adverse effect on the Group's business, financial condition and results of operations.

In addition, the Group operates, especially through its Rail Systems, Process Systems and APV businesses, within a competitive contracting environment that sells to governmental authorities and private sector contractors. Contracting conditions normally include provisions for liquidated damages for delay and railway disruption costs and in a limited number of cases may include unliquidated liability for consequential loss. Although liability is usually capped at a percentage of the total contract price, there are exceptions, including in Spain and Portugal (where the Rail Systems business has substantial operations), Asia, and in other jurisdictions where procurement laws applicable to public bodies could prohibit the exclusion or limitation of liabilities arising from breach of contract.

The Group may be subject to liability as a result of product liability claims

The Group has incurred and may continue to incur product liability claims. There can be no assurance that the Group will not face material product liability claims, warranty claims or product recalls and associated claims in the future particularly as some of the Group's products are safety critical. Any errors and defects in the Group's products, systems or applications could cause injury to persons or damage to property and equipment. These occurrences could result in claims, loss of revenue, warranty costs, costs and damages associated with product recalls, litigation, delay in market acceptance or harm to the Group's reputation for safety and quality. The Group may not be able to dispose of any such claims successfully or effect any product recalls without incurring significant costs, which in each case could have a material adverse effect on the Group's business, financial condition and results of operations.

Industry consolidation has resulted in fewer customers, and certain of the Group's businesses are dependent on a small number of customers

A number of the industries in which the Group's customers operate have experienced consolidation particularly in the sectors served by Process Systems. This has affected many of the Group's customers and their relationships with the Group. For example, when a customer of one of the Group's competitors acquires one of the Group's customers, the Group has generally lost business. Additionally, customers' ability to exert pricing pressure on suppliers, including the Group, has increased as these customers have become larger and more concentrated. In addition, the Group's Rail Systems business and, with respect to its North American businesses, the Group's Controls business, depend on a limited number of large customers in the business areas in which they operate. Reliance on a limited number of customers may increase volatility for the Rail Systems and the Controls businesses if they are unable to retain these customers or the customers experience delays stemming from financial or operational difficulties, including industrial action. For example, recently it has been announced by the Transport Salaried Staff Association and the National Union of Rail, Maritime and Transport Workers that they intend to ballot their members for potential industrial action in regard to the Railways Pension Scheme.

The timing and frequency of substantial contract awards for the Group's Rail Systems business are unpredictable

The revenue of the Group's Rail Systems business depends on a small number of large customers, such as Network Rail and the Public Private Partnership ("PPP") consortia in the UK and other large rail and mass-transport operators in Europe, Asia Pacific and the US. New contract awards are generally associated with major transport infrastructure upgrades and as a result by their nature are large and infrequent. Funding for these new projects is frequently dependent on governmental investment decisions and these may be affected by changes in political and economic conditions. As a result the timing of contract awards is uncertain and delays in awards may result in volatility in the results of the Rail Systems business and have a material adverse effect on the Group's business, financial condition and results of operations.

The Group depends upon the ability of third parties to deliver parts, components, services and raw materials in a timely manner

The Group uses many different types of raw materials to produce its products. Key raw materials include the following:

- electronic components and equipment, including semi-conductors;
- computer hardware and operating systems software;
- metals, including in particular titanium, in various forms; and
- machined parts, bearings, fasteners, stampings, fabrications, plastic resins and parts.

Each of the Group's businesses relies on third parties to supply it with raw materials, parts, components and services. Using third parties to manufacture, assemble and test its products reduces the Group's control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply the Group with raw materials, parts and components also have other customers and may not have sufficient capacity to meet all customer needs during periods of increased demand. Although the Group works closely with its suppliers to avoid shortages, there can be no assurance that the Group will not encounter problems in the future or that it will be able to replace a supplier that is not able to meet the Group's demand. None of the Group's suppliers individually supplies it with a material portion of the raw materials, parts, components or services that the Group requires, and the supplier market for many of the businesses is fragmented. Any significant shortages and delays by suppliers could have a material adverse effect on the Group's business, financial condition and results of operations.

Periods of shortage, particularly of raw materials and semi-conductors, may be accompanied by rapid rises in prices and there can be no assurance that such cost increases can be wholly recovered from the Group's customers.

If the Group is unable to retain key personnel and hire additional personnel, it may not be able to effectively implement its business strategy and could experience delays in the development of, or increased difficulty in selling, its products and services

The Group is currently going through a period of significant change in its head office senior management team (including changes to the Board). In addition, there have been a number of changes to senior management positions in certain of the Group's businesses and many of the appointees are new to the Group with limited knowledge of the organisation.

Invensys believes its future success will depend in part upon its ability to attract and retain highly skilled personnel. The Group has in the past experienced difficulty in hiring and retaining employees with appropriate qualifications. If the Group does not succeed in attracting and retaining skilled personnel, it may not be able to manage and grow its business as anticipated.

Risk factors relating to the New Shares and Nil Paid Rights

The trading price of the New Shares may be volatile

The trading price of the New Shares may be volatile and subject to wide fluctuations. Invensys' share price may fluctuate as a result of a variety of factors, including the operating and share price performance of other companies in the industry and markets in which the Group operates; speculation about the Group's business in the press, media or the investment community; the publication of research reports by analysts and general market conditions.

An active trading market in Nil Paid Rights may not develop and the trading price may be highly volatile

The trading period for the Nil Paid Rights is expected to commence on 15 June 2006 and end on 7 July 2006. The Nil Paid Rights will not be traded on any exchange other than the London Stock Exchange. An active trading market in the Nil Paid Rights may not, however, develop on the London Stock Exchange during that period. In addition, because the trading price of Nil Paid Rights depends on the trading price of the Ordinary Shares and given that the Nil Paid Rights will only have a limited trading life and will have a lower value than the Ordinary Shares, the price of the Nil Paid Rights can be expected to be highly volatile and subject to the same risks as notified above in "The trading price of the New Shares may be volatile".

Invensys does not expect to pay dividends in the foreseeable future

Companies incorporated under the laws of England and Wales are permitted to pay dividends only if they have distributable profits as defined in the Act. Invensys does not have any distributable profits, and will not be entitled to pay any dividends in respect of Ordinary Shares for a considerable period of time. As a result, investors should not rely on an investment in Invensys' Ordinary Shares to provide dividend income. Capital appreciation, if any, of Ordinary Shares may be Shareholders' sole source of gain for the foreseeable future.

Holders of Ordinary Shares may not be able to exercise their pre-emptive rights on any issue of shares

In the case of an allotment of Ordinary Shares for cash, Invensys' Shareholders are entitled to pre-emptive rights unless waived by a resolution of the Shareholders at a general meeting or in certain circumstances as stated in the Articles, and such an issue could dilute the interests of the then existing Shareholders. If Invensys allots Ordinary Shares for cash and pre-emptive rights are not waived, holders of the Ordinary Shares outside the United Kingdom may not be able to exercise their pre-emptive rights for Ordinary Shares unless Invensys decides to comply with applicable local laws and regulations and, in the case of holders in the United States, a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements of the Securities Act is available. Invensys intends to evaluate at the time of any rights or similar offering the costs and potential liabilities associated with any such registration statement or an exemption from registration, as well as the indirect benefits of enabling holders in the United States of Invensys' Ordinary Shares to exercise any pre-emptive rights for Ordinary Shares and any other factors considered appropriate at the time, and then to make a decision as to how to proceed. Invensys cannot assure its US Shareholders that steps will be taken to enable them to exercise their pre-emptive rights, or to permit them to receive any proceeds or other amounts relating to their pre-emptive rights.

PART 4 RIGHTS ISSUE HIGHLIGHTS

Directors, Secretary, Registered and Head Office and Advisers

	Name	Age	Position
Directors	Martin Jay CBE	66	Chairman
	Ulf Clemens Ingemar Henriksson	43	Chief Executive
	Adrian Nevil Hennah[1]	48	Chief Financial Officer (current)
	Larry Earl Farmer[2]	66	Non-Executive Director
	Michael James Bay Green	62	Senior Independent Director
	Jean-Claude Guez	62	Non-Executive Director
	Andrew Elliott Macfarlane[3]	49	Non-Executive Director
	Michael Parker	60	Non-Executive Director
Proposed Director	Stephen Hare[4]	45	Chief Financial Officer (proposed)

Company Secretary	Victoria Hull
Registered and head office of the Company and business address of the Directors	Portland House, Bressenden Place, London SW1E 5BF
Joint Sponsors	JPMorgan Cazenove Limited 20 Moorgate London EC2R 6DA Morgan Stanley & Co. International Limited 25 Cabot Square London E14 4QA
Underwriters	HSBC Bank plc 8 Canada Square London E14 5HQ J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ Morgan Stanley & Co. International Limited 25 Cabot Square London E14 4QA
English and US legal advisers to the Company	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS
English and US legal advisers to the Joint Sponsors and Underwriters	Linklaters One Silk Street London EC2Y 8HQ
Principal Bankers	HSBC Bank plc 8 Canada Square London E14 5HQ
Reporting Accountants and Auditors	Ernst & Young LLP 1 More London Place London SE1 2AF
Registrar	Lloyds TSB Registrars Princess House 1 Suffolk Lane London EC4R 0AX

1 Adrian Hennah has resigned from the Board with effect from 16 June 2006.

2 Larry Farmer will retire from the Board at the AGM, which is scheduled to take place on 3 August 2006.

3 Andrew MacFarlane has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the AGM. A search for his replacement as Non-Executive Director and Chairman of the Audit Committee is underway.

4 Stephen Hare has been appointed to the Board with effect from 21 July 2006.

RIGHTS ISSUE STATISTICS

Price per New Share	15 pence
Number of New Shares to be provisionally allotted by Invensys pursuant to the Rights Issue*	2,275 million
Net proceeds receivable by the Group, after deduction of expenses	£324 million
New Shares as a percentage of enlarged issued share capital of Invensys following the Rights Issue*	29%
Number of Ordinary Shares in issue immediately following the Rights Issue*	7,962 million
Basis of Rights Issue	2 for 5

* Assumes no options over Ordinary Shares are exercised between the date of this Document and completion of the Rights Issue.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2006
Announcement of Rights Issue	Thursday, 25 May
Publication of Prospectus	Thursday, 25 May
Latest time and date for receipt of Forms of Proxy	11.00 a.m. on Monday, 12 June
Latest time and date for receipt of electronic proxy appointments via the CREST system	11.00 a.m. on Monday, 12 June
Record Date for entitlements under the Rights Issue	5.00 p.m. on Monday, 12 June
Extraordinary General Meeting	**11.00 a.m. on Wednesday, 14 June**
Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only[1])	Wednesday, 14 June
Dealings in New Shares, nil paid, commence on the London Stock Exchange	**8.00 a.m. on Thursday, 15 June**
Existing Shares marked "ex-rights" by the London Stock Exchange	8.00 a.m. on Thursday, 15 June
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only[1])	as soon as practicable after 8.00 a.m. on Thursday, 15 June
Nil Paid Rights and Fully Paid Rights enabled in CREST	as soon as practicable after 8.00 a.m. on Thursday, 15 June
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form)	4.30 p.m. on Friday, 30 June
Latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on Monday, 3 July
Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. on Wednesday, 5 July
Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	**11.00 a.m. on Friday, 7 July**
Dealings in New Shares, fully paid, commence on the London Stock Exchange and New Shares credited to CREST stock accounts (uncertificated holders only [1])	**8.00 a.m. on Monday, 10 July**
Despatch of definitive share certificates for New Shares in certificated form (certificated holders only[1])	by Tuesday, 18 July

Note

(1) Subject to certain restrictions relating to Shareholders with registered addresses outside the UK (details of which are set out in Part 15 ("Terms and Conditions of Rights Issue").

The dates set out in the expected timetable for the Rights Issue above and mentioned in this Document and in the Provisional Allotment Letter may be adjusted by the Company in which event details of the new dates will be notified to the Financial Services Authority, the London Stock Exchange and, where appropriate, to Shareholders. In particular, pursuant to the Underwriting Agreement, the Company and the Underwriters and the Managers have agreed that if a supplementary prospectus is issued by the Company two Business Days or fewer prior to the date specified in the expected timetable for the Rights Issue above as the latest date for acceptance and payment in full, such date shall be extended to the date which is two Business Days after the date of issue of the supplementary prospectus.

References to times in this Document are to British Summer Time.

If you have any queries about the Rights Issue or on the procedure for acceptance and payment you should call the shareholder helpline 0870 600 3963 (or +44 1903 276342 from outside the UK). The helpline is available between the hours of 8.30 a.m. and 5.30 p.m. Monday to Friday excluding public holidays.

This Part 5 contains an extract of certain sections of the Letter from the Chairman that is contained in the Circular.

"1. INTRODUCTION

I am writing to you with details of the refinancing plan which was announced today by your Board (the "2006 Refinancing") consisting of:

- a fully underwritten rights issue of New Shares to raise approximately £341 million (before expenses); and
- the arrangement of new banking facilities of approximately £700 million.

The Rights Issue and the arrangement of the New Senior Credit Facilities are inter-conditional—see section 8 below for further details.

The proceeds of the Rights Issue will be used to repay 35% of the aggregate principal amount of the Group's outstanding High Yield Bonds with the balance being applied to partially fund a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender") as set out below. The New Senior Credit Facilities, together with certain existing cash resources will be used to repay and cancel the Group's existing bank facilities, as explained in more detail in section 4 of this letter.

In addition, the Group announced yesterday the disposal of Invensys Building Systems operations in the US and Asia Pacific ("IBS") to Schneider Electric SA for £157 million (the "Disposal"). Further details of the Disposal are included in section 5 of this letter. A portion of the proceeds of the Rights Issue plus some of the proceeds of the IBS disposal will be used to tender for all of the 144A Notes.

The purpose of this Document is to explain why the Directors believe that the proposed 2006 Refinancing is in the best interests of the Company and its Shareholders, and to recommend you to vote in favour of the Resolution needed to approve the Directors allotting the New Shares under the proposed Rights Issue. A notice convening an Extraordinary General Meeting of the Company at which the Resolution is to be proposed is set out at the end of this Document.

Highlights of the Group's results for the year ended 31 March 2006, announced today, are set out in section 3 below.

2. BACKGROUND TO AND REASONS FOR THE 2006 REFINANCING

Introduction

In the light of the significant progress the Group has made in many areas, your Board has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the 2004 refinancing (the "2004 Refinancing"), which today have a negative impact on its business. Consequently, your Board has concluded that to maximise the opportunities across the Group and continue to enhance value for Shareholders, it should undertake the 2006 Refinancing. Your Board believes that by proceeding with the 2006 Refinancing now, Invensys can immediately benefit from a cheaper, more robust, efficient and flexible capital and financing structure which in turn will help build greater stakeholder confidence in the Group's stability. The 2006 Refinancing will also provide an improved platform for future growth.

Progress since the 2004 Refinancing

In February 2004, the Company implemented the 2004 Refinancing consisting of the issue of ordinary shares and high yield bonds and the negotiation of new bank facilities. This strengthened the Group's balance sheet and provided a foundation from which to realise the potential of its businesses over the longer term.

Since the 2004 Refinancing, as the results for the year ended 31 March 2006 demonstrate, good progress has been made in Process Systems and Rail Systems although the Controls and APV businesses have underperformed. In these latter two businesses, remedial action has been and is being taken including certain management changes. Furthermore, the Group has made significant progress in many other areas, including reducing the scale and uncertainty surrounding its pension and other long-term legacy liabilities.

Set out below are the strategic goals of the 2004 Refinancing and examples of good progress made against these goals:

Strengthening of the Group's financial platform to:

- maximise the value of its businesses with leading market positions in their key markets:
  - the continuing operations of the Group have secured increased orders, delivered an improvement in return on sales and generated improved cash flows;
- provide the flexibility to manage the Group's businesses over the longer term:
  - the 2004 Refinancing removed the immediate need for disposals and facilitated the Group's ability to deliver a series of disposals from a position of greater strength and so achieve attractive pricing;
- increase confidence with customers, suppliers and other business partners:
  - for example, Rail Systems has won new contracts in new geographies outside its core markets and Process Systems has introduced the key account programme;
- reduce the uncertainty and scale of its longer-term legacy liabilities through:
  - settling legacy environmental, taxation, transition and legal liabilities which reduced from £305 million as at 31 March 2004 to £122 million as at 31 March 2006; and
  - agreeing with the Trustee of Invensys' main UK pension fund a definitive future funding plan for the fund, so increasing clarity and certainty for both the Group and the fund's members.

Accelerating the improvement of operational performance by:

- enabling the retention, development and recruitment of talented people throughout the Group:
  - for example, strengthening of the Controls management team;
- removing management layers and accelerating the programme to minimise head office costs:
  - corporate costs have been reduced from £66 million in the year to 31 March 2004 to £35 million in the year to 31 March 2006;
- further simplifying business structures and strengthening business processes to increase effectiveness and reduce costs:
  - for example, Process Systems implemented a process improvement programme, which underpinned its improved financial performance; and
- allowing continued investment in key technologies and marketing:
  - for example, in Process Systems a major new product, InFusion™, has been launched and ArchestrA® was successfully established as a major business line and in Rail Systems, new signalling technologies are being developed.

Reasons for the 2006 Refinancing

Notwithstanding the progress that the Group has made in many areas over the past two years, Invensys continues to be burdened with a high level of borrowing and remains subject to financial costs and restrictions associated with the 2004 Refinancing. These factors have a negative impact on its business performance and limit strategic opportunities for the Group in the future. The Board has therefore concluded that to maximise the opportunities in the businesses and value for Shareholders, it should undertake a rights issue to strengthen further the capital base of the Group and a restructuring of the Group's debt capital.

The 2006 Refinancing involves raising approximately £341 million (before expenses) by way of a rights issue (the "Rights Issue") and arranging cheaper, more flexible new senior credit facilities of approximately £700 million (the "New Senior Credit Facilities") reflecting Invensys' more stable profile. The proposed restructuring of the Group's debt capital comprises a reduction of the level of the outstanding High Yield Bonds and (assuming holders tender their 144A Notes) 144A Notes and the replacement of the Current Senior Credit Facilities. The one-off cash costs associated with the 2006 Refinancing are expected to be approximately £65 million, including £27 million of early redemption costs and £26 million of underwriting costs. However, based on the Group's net borrowing requirements as at 31 March 2006, adjusted for the effects of the 2006 Refinancing, and assuming the proceeds are used as detailed in section 4 of this letter, the pro-forma unaudited

annualised reduction in net cash interest expense from the 2006 Refinancing is expected to be approximately of £45 million.[1]

In addition to these significant direct financial benefits, the Board believes that the 2006 Refinancing will provide Invensys with the foundation for the next stage of its development with the following core elements:

Creating a more robust, efficient and appropriate capital structure by:

- substantially enhancing the financial stability of the Group through reduced borrowings, a strengthened capital base and the extension of the Group's senior debt facilities through to 2010/11;
- enabling the Group to run its financial affairs more efficiently, for example, by collapsing the now inefficient escrow facility, which reserves cash for payments made towards legacy liabilities, which, after the £105 million UK pension fund payment, stood at £219 million as at 31 March 2006, and reducing the interest burden in fiscal jurisdictions where the Group already has substantial tax losses;
- underpinning the Group's ability to invest in its businesses; and
- relaxing the restrictive debt covenants, particularly around cash flow.

Enhancing growth prospects through:

- increased customer confidence allowing the value of the investment made in research and development and operational developments over the past two years to be realised, driving faster growth, particularly into new market and product areas. For example, it will enable Process Systems to continue its strong recovery through the roll-out of its InFusion™ system integrator offering by providing further confidence to customers regarding long-term support required from a systems integrator;
- relaxing restrictions on Invensys' participation in industry initiatives, through, for example, joint ventures to relocate manufacturing facilities to lower-cost locations; and
- underpinning continued investment in research and development, product development, capital expenditure, and where necessary, restructuring (especially in Controls, APV and Eurotherm).

Financial impact of the 2006 Refinancing

As a result of the pro-forma unaudited annualised reduction in net cash interest expense which is expected to be approximately £45 million,[1] the 2006 Refinancing is expected to be earnings enhancing for Invensys in the year ending 31 March 2007, before one-off costs associated with the 2006 Refinancing (as described above).

3. 2006 RESULTS HIGHLIGHTS, CURRENT TRADING AND PROSPECTS OF THE GROUP

During the year ended 31 March 2006, Invensys has continued to focus on addressing the operational performance of each of its businesses and building a solid foundation for growth. In particular, the businesses have begun to meet the challenge to:

- achieve return on sales at least in line with their peer groups;
- convert a greater proportion of their operating profits into cash; and
- invest in the capabilities required to grow market share.

During the year ended 31 March 2006, orders from continuing operations were up 5% at CER at £2,637 million (unaudited) and revenue from continuing operations was up 1% at CER at £2,457 million. Operating profit before exceptional items was £191 million (2005: £165 million), up 11% at CER and operating margin[2] was 7.8% (2005: 7.0%).

Operating cash flow for the Group (before the payment of legacy liabilities) in the year ended 31 March 2006 was an inflow of £228 million (2005: £188 million inflow). Free cash inflow from operations (before the payment of legacy liabilities) was £100 million (2005: £39 million). Legacy liability payments, including a £105 million UK pension scheme deficit reduction payment, amounted to £175 million (2005: £181 million). Net debt at 31 March 2006 was £757 million, a reduction during the year of £45 million.

[1] This assumes that £64 million aggregate principal amount of the 144A Notes repurchased in the Debt Tender but does not take into account any repurchases of such notes with a portion of the proceeds of the Disposal and any related reduction in net cash interest expense.

[2] Operating margin (unaudited) is OPBIT (audited) as a percentage of revenue (audited).

Controls

Controls is addressing the significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance businesses in October 2004. Under the leadership of its new business president, Chan Galbato, it is executing a broad range of actions to improve its manufacturing quality and efficiency, thereby improving its customer on-time delivery and product quality. This is also helping to counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. The leadership team is also being strengthened through the recruitment of several senior managers and engineers to enhance its execution ability.

Process Systems

Process Systems has undergone significant restructuring across all aspects of its business during the past two years and has now restored its position as a leader[1] in the global market for process automation. In April 2006 InFusion™ was launched, which is a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. InFusion™ is planned to become a high-growth product offering.

Rail Systems

Rail Systems is benefiting from an increase in investment in rail infrastructure within its main markets (the United Kingdom, US and Iberia) and is gaining business in its export markets. Rail Systems has recently been awarded "preferred bidder" status on three Category A large signalling renewal framework contracts by Network Rail. This preferred bidder success on three out of the six available framework contracts confirms the Group's continued market leadership in the UK mainline market and provides the opportunity for over £200 million of sales in the next five years. Final agreement on the framework contracts and the award of the first two projects under these contracts is expected shortly. Funding for rail crossings in the US is also increasing following the signing in 2005 of the US Transportation Bill. In export markets, the business is building upon its success in the Chinese mass transit market and is exploring new opportunities, particularly in Latin America and the new member states of the European Union. For example, it has recently won a series of contracts and agreements worth approximately £43 million with Marubeni of Japan. These contracts will provide Marubeni with technical support services and technical consultancy on a major new railway signalling project in Taiwan.

APV

APV has undergone significant restructuring which has stabilised its operations at breakeven and further action is now being taken to create a more stable and profitable financial performance. Procedures to reduce the risk on projects have been implemented and allied to this it is also increasing the use of standardised engineering solutions. Sales and marketing efforts have been refocused upon products, spares and services ("PSS"), addressing APV's large installed base; good progress has been made and PSS now represents over half of APV's revenue, although growth is tempered by a shortage of titanium, an important raw material for industrial heat exchangers.

Eurotherm

Eurotherm, which has been a steady performer for many years, has begun a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture the growth in its markets in Asia. It is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacture and to establish a manufacturing base in Poland. In order to capture the strong growth in capacity within Asian markets, Eurotherm is to commence manufacturing at a facility in Shanghai, China and this is due to begin production towards the end of the second quarter of the year ending 31 March 2007.

Corporate

Corporate costs continued to fall from £46 million to £35 million in the year ended 31 March 2006 in line with recent trends.

Outlook

The overall prospects for the Group's major markets remain encouraging. Global demand for process automation is strong, driven by the need to optimise plant performance and by the construction of new capacity

[1] By reference to revenue (*Company estimates*).

in the oil, gas and power generation sectors, in particular in the Middle East and Asia Pacific. Spending on rail infrastructure is also expected to remain strong with significant new investment being made in improving and expanding mainline and mass transit rail systems in many countries across the world. Although the prospects for residential and commercial construction vary across the world, overall demand in the markets in which the Controls business operates is likely to remain stable in the short term, albeit subject to pricing reserve.

Each of the Group's businesses is executing detailed operational plans intended to improve their performance. Process Systems is building upon its recent investment in technology and its performance improvement programme in order to take advantage of the strength within its major markets. Controls is continuing to take action to stabilise its business by addressing the operational and market issues that have affected its performance during the past two years. Rail Systems is positioning itself to capture as much as possible of the significant increase in rail infrastructure spending, particularly in the UK. APV is carrying out further restructuring to improve its financial performance and Eurotherm is also restructuring to reduce its cost base and to capture the growth in its Asian markets.

Against the background of this market assessment and having identified the actions to be undertaken within each of the Group's businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

4. Details of the 2006 Refinancing

The 2006 Refinancing of the Company consists of the following elements:

- the raising of approximately £341 million (before expenses) by the issue of up to 2,276 million New Shares at an issue price of 15 pence per New Share by way of a rights issue. The Rights Issue is fully underwritten by HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited (the "Underwriters"). The terms and conditions of the Rights Issue are set out in full in the Prospectus which was published by the Company today; and
- the arrangement of new banking facilities of approximately £700 million under the New Senior Credit Facilities.

The Group has entered into the New Senior Credit Facilities with the Lenders which expire in December 2010/ January 2011 and which comprise:

- a term loan facility denominated in US dollars and euro for the equivalent of £150 million;
- a multicurrency revolving credit facility for £150 million (with a back-up facility); and
- a bonding facility denominated in US dollars, euro and sterling for the equivalent of £400 million (the "Bonding Facility").

The Group intends to use the proceeds of the Rights Issue, drawings under the New Senior Credit Facilities and certain existing cash resources (expressed in Sterling as at 31 March 2006 exchange rates):

- to redeem £243 million in principal amount of the Group's outstanding High Yield Bonds under an "equity clawback" provision that permits a redemption of up to 35% of the aggregate principal amount of the High Yield Bonds at par plus an early redemption payment equal to one year's interest on such principal amount;
- to fund the US$ equivalent of £64 million of a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender");
- to repay and cancel £113 million in principal amount of the Group's outstanding five year and six month term loan euro and US dollar denominated facility due 2009;
- to repay and cancel £25 million in principal amount of the Group's outstanding five year bonding facility due 2009; and
- to repay and cancel £277 million in principal amount of the Group's outstanding five year and nine month second lien euro and US dollar denominated loan facilities due 2009.

The remaining committed, but undrawn, Current Senior Credit Facilities will be cancelled following the completion of the 2006 Refinancing.

Following the successful completion of the 2006 Refinancing, it is the intention of the Board to include a resolution at the forthcoming AGM of the Company to carry out a ten-for-one share consolidation, with the intention of reducing the share price volatility and narrowing the trading spreads for the benefit of Shareholders. Details of the share consolidation will be announced in due course.

5. THE DISPOSAL

The disposal of IBS to Schneider Electric SA for £157 million was announced on 24 May 2006. IBS is a supplier of building management systems. In the year ended 31 March 2006, IBS had revenue of £73 million and operating profit before exceptional items of £11 million; its net operating assets as at 31 March 2006 were £32 million, including goodwill of £8 million[1]. The Disposal is subject to customary regulatory approvals and is expected to complete by the end of July 2006.

The Group intends to use the proceeds from the Disposal to purchase the balance of the aggregate principal amount of the 144A Notes tendered in the Debt Tender and to make the contributions to the Group's UK and US pension schemes required by agreements with the UK Trustee and PBGC respectively. The balance of the proceeds of the Disposal will be used for the reduction of debt.

The Debt Tender is being launched today at par plus a premium calculated based on a reference US treasury rate plus 50 basis points (approximately 103.5% of par at today's rates). The Debt Tender is conditional upon, *inter alia*, the receipt of the Rights Issue proceeds, receipt of the Disposal proceeds and the replacement of the Company's existing credit facilities with the New Senior Credit Facilities.

6. SENIOR MANAGEMENT

As was announced on 2 February 2006, Adrian Hennah will be leaving Invensys on 16 June 2006 to join Smith & Nephew plc as Finance Director. On 21 April 2006, we were pleased to announce the appointment of Stephen Hare as the Group's new Chief Financial Officer, who will be joining the Board on 21 July 2006. Stephen is currently Group Finance Director of Spectris plc. In the interim period between Adrian departing (on 16 June 2006) and Stephen joining, David Thomas, currently the Group Controller, will be Acting Chief Financial Officer.

In addition, as was announced on 16 May 2006, Michael Parker, the Group Chief Executive of BNFL, the nuclear power company, joined the Board as a Non-Executive Director on 24 May 2006, to succeed Larry Farmer, who will be retiring from the Board at the Group's AGM, which is scheduled for 3 August 2006.

Furthermore, Andrew Macfarlane, who has been a Non-Executive Director since 2003, has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the AGM. A search for his replacement as Non-Executive Director and Chairman of the Audit Committee is underway.

7. PRINCIPAL TERMS OF THE RIGHTS ISSUE

The Board intends to offer the New Shares by way of rights to all Qualifying Shareholders other than Qualifying Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Australia, France, Japan or South Africa on the following basis:

2 New Shares at 15 pence per New Share for every 5 Existing Shares

held and registered in their name at 5.00 p.m. on the Record Date and so on in proportion for any other number of Existing Shares then held. Fractions of New Shares will not be allotted to Qualifying Shareholders and entitlements will be rounded down to the nearest whole number of New Shares. Shareholders with fewer than 3 Existing Shares will not be entitled to any New Shares.

1 These figures are unaudited and have been extracted without adjustment from Invensys' accounting records.

The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this Document.

The Existing Shares are already admitted to CREST. No further application for admission to CREST is required for the New Shares and all of the New Shares when issued and fully paid may be held and transferred through CREST. The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST.

The Issue Price of 15 pence per New Share represents a 24% discount to the closing middle market price on the London Stock Exchange's main market for listed securities of 19.75 pence per Existing Share on 24 May 2006 (being the last date before the announcement of the Rights Issue).

The Rights Issue is fully underwritten by the Underwriters in order to provide certainty as to the amount of capital to be raised.

The Rights Issue is conditional, amongst other things, on:

(i) Admission;

(ii) the passing without amendment of the resolution to be proposed at the Extraordinary General Meeting convened for 11.00 a.m. on Wednesday, 14 June 2006; and

(iii) the conditions in the Underwriting Agreement being satisfied or waived.

Prior to Admission, the Underwriters and the Managers may terminate the Underwriting Agreement in certain circumstances. If this occurs, the 2006 Refinancing will not proceed.

The Rights Issue will result in the issue of up to 2,276 million New Shares (representing approximately 29% of the issued share capital of the Company, as enlarged by the Rights Issue). The New Shares will, when issued and fully paid, rank equally in all respects, including dividend rights, with, and have the same rights as, the Existing Shares. Application has been made for the Nil Paid Rights and Full Paid Rights to be admitted to CREST and held in uncertificated form. The New Shares may be held and transferred through CREST and are also capable of being held in certificated form.

Further details of the Rights Issue are set out in the Prospectus.

8. Interconditionality between the Rights Issue and the New Senior Credit Facilities

The Rights Issue and the availability of the New Senior Credit Facilities are inter-conditional: Invensys will only commence the offer of New Shares under the Rights Issue, and Admission of the Nil Paid Rights will only occur, if all conditions to drawdown under the New Senior Credit Facilities, except for receipt of proceeds of the Rights Issue, are satisfied or waived. Subject to Admission occurring, drawdown under the New Senior Credit Facilities will take place on receipt by the Company of the proceeds of the Rights Issue. Following the commencement of the Rights Issue, customary events of default under the New Senior Credit Facilities will apply, as they also will after the completion of the Rights Issue.

9. Dividend policy

As at 31 March 2006, Invensys had, and after the application of the net proceeds from the Rights Issue, Invensys will continue to have, a significant deficit on distributable reserves and is subject to restrictions on payment of dividends under the terms of the High Yield Bonds. Accordingly, Invensys is unlikely to pay dividends for the foreseeable future.

10. Invensys Share Schemes

In accordance with the rules of the Invensys Share Schemes, outstanding options and outstanding share awards will be adjusted to take account of the Rights Issue in such manner as the Board (or the appropriate committee of the Board) may consider appropriate. This is subject to the prior approval (where required) of UK HM Revenue and Customs and the Company's auditors. Participants will be notified of the adjustments in due course.

11. INTENTIONS OF THE DIRECTORS[1]

The Board considers the proposed Rights Issue and the Resolution to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors, who in aggregate hold 1,448,876 Existing Shares, intend to take up in full their entitlements to an aggregate of 579,550 New Shares under the Rights Issue.[2]"

1 Note that this section 11 was Section 16 in the Letter from the Chairman contained in the Circular and also includes part of another section of the Letter from the Chairman contained in the Circular (that has not been reproduced in full) and a minor non-substantial change to the wording of this section for language reasons.

2 In addition, two million shares (net of tax) will be released pursuant to a restricted share award to Ulf Henriksson, who intends to take up his rights in respect of the after tax numbers of such shares.

Except where stated otherwise, the financial information considered in this Part 6 has been extracted without material adjustment, other than the restatement for discontinued operations and reclassification for operations between businesses as set out in Part 12 ("Unaudited Revised Presentation to Reflect Discontinued Operations") from Invensys' audited consolidated financial information for the years ended 31 March 2005 and 31 March 2004, which have been prepared in accordance with UK GAAP and Invensys' audited consolidated financial information for the year ended 31 March 2006, as set out in Part 11 ("Financial information for the Years Ended 31 March 2006 and 31 March 2005 (IFRS)") prepared in accordance with IFRS together with comparatives for the year ended 31 March 2005 restated to comply with IFRS. UK GAAP differs in certain significant respects from IFRS. The principal differences between UK GAAP and IFRS as they relate to 2005 financial information for the Group are summarised in section 4 of Part 8 ("Operating and Financial Review and Prospects—Unaudited Reconciliation of UK GAAP to IFRS"). IFRS differs in certain respects from US GAAP. See "Summary of Significant Differences Between IFRS and US GAAP" in paragraph 20 of Part 16 ("Additional Information").

Overview of the Group

Invensys is the holding company for a group of businesses that manufacture and sell a wide range of products and services to businesses in many sectors, including the chemical, oil and gas, power generation, telecommunications, paper, food, rail transportation, dairy and healthcare sectors.

The Group's businesses are as follows:

- the **Controls** business provides components, systems and services used in appliances, heating, air conditioning/cooling, refrigeration and safety products across a wide range of industries in residential and commercial markets, together with utility monitoring services in the UK;
- the **Process Systems** business designs, manufactures, installs, tests and commissions software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing business and simulations of manufacturing process operations;
- the **Rail Systems** business designs, manufactures, supplies, installs, tests and commissions safety related rail signalling and control systems and other rail signalling products for mainline, metro and freight railways;
- the **APV** business provides process equipment, automation solutions, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers; and
- the **Eurotherm** business provides control, data and measurement instrumentation solutions and services to manage specific parameters of the manufacturing process, such as temperature and pressure, for the global industrial control and process markets.

See Part 8 ("Operating and Financial Review and Prospects") for details of the revenue for each of the Group's businesses for the three years ended 31 March 2006, 2005 and 2004 and further commentary on the businesses, and Part 11 ("Financial Information for the Years Ended 31 March 2006 and 31 March 2005 (IFRS)") for details of the Group's revenue by geography for the years ended 31 March 2006 and 2005.

The Group's Background

Since the merger in 1999 of Siebe plc and BTR plc, the Group has undergone a significant amount of reorganisation and has completed a substantial number of business disposals. As a consequence, the present Group is substantially smaller than the Group at the time of the merger in 1999.

In March 2004, the 2004 Refinancing was completed which consisted of:

- a placing and offer of ordinary shares raising £470 million before expenses;
- the issue of High Yield Bonds raising £650 million before expenses; and
- the £1.6 billion Current Senior Credit Facilities.

Since the 2004 Refinancing, the Group has made a number of disposals, with aggregate gross proceeds totalling in excess of £600 million (not including the Disposal). See paragraph 1 of Part 8 ("Operating and Financial Review and Prospects") and paragraph 14 of Part 16 ("Additional Information") for more details of these disposals.

The Group's Businesses

Controls Business

Effective 1 October 2004, the Climate business and the Appliance business were combined to form the Controls business. The combined Controls business deploys more effectively sales and operating resources in the markets served by these businesses, leveraging buying power and reducing overheads by removing duplication between the businesses. The Controls business is operated as four regional product and distribution businesses, along with a local business in the UK servicing the utilities industry and its major customers. The disposal of IBS has been announced and is expected to complete at the end of July 2006. This will complete the exit of the Controls business from the building systems business, the European portion of the building systems business and the contracting business having been disposed of over the previous two years.

General. The Controls business provides thermostats and other components, systems and services that are used to control the comfort and safety of residential and commercial living environments to the cooling, commercial refrigeration, heating and residential safety markets. In addition, it supplies electromechanical and electronic control products to the laundry, cooking, refrigeration, dishwashing and small appliances sectors with over 1.5 billion installed products in machines worldwide. The Controls business holds leading positions[1] in the Americas, maintains a strong position in Europe and has a platform for growth in the expanding Asia Pacific market. The business's customers include some of the largest producers worldwide, from domestic appliances to commercial food service equipment and original equipment manufacturers, wholesalers, distributors, retailers, contractors and project managers.

Products and services. The Controls business seeks to offer a comprehensive portfolio of high quality, customer-oriented components, systems and services. These include brands widely recognised within the industry, such as Ranco® temperature controls and heat/cool unit controllers, Eberle® thermostats and room temperature sensors, Erie® valves and hydraulic control systems, EnerStat® zone controls and electronic thermostats, Robertshaw® heating gas and gas ignition controls and thermostats, and Firex® smoke alarms and heat alarms. In the appliance sector, the Controls business products comprise electromechanical timers and switches; water valves, electronic controls, motor controls, pressure switches and motorised actuators (for washing machines); products used in ovens and other cooking equipment, including infinite switches, gas valves, electronic timers, energy regulators for hobs and electromechanical thermostats for temperature control; electronics for refrigeration, including defrost timers, mechanical thermostats, ice-maker valves, door switches, temperature sensors and refrigerant and gas valves; diverter and water valves, electronic controls, pressure switches and timers (for dishwashers); and controls for use in coffee machines, irons and shower attachments.

Markets and customers. The Controls business occupies a strong position in the following markets in which it operates: Cooling, Commercial Refrigeration, Heating and Safety, and Appliance (laundry, cooking, refrigeration, dishwashing and small appliances). The Controls business is one of the market leaders[1] in the Americas, with a strong position in the fragmented European market and a platform for growth in the increasingly important Asia Pacific region.

The Controls business maintains long-standing relationships with its customers and a large number of major customers have been purchasing the business's products and services for more than 30 years. These relationships include sharing development costs, agreements for next generation technology enhancements and year-over-year cost productivity improvements. Representative customers of the business include Whirlpool (and its subsidiary Maytag), Electrolux, Arcelik, Merloni, Bosch-Siemens, General Electric, Sub Zero-Wolf, Samsung, Haier, Carrier, Watkins, Dacor, British Gas, Rheem, Toshiba, Mitsubishi Electric, Johnstone Supply, Wolseley Centers and Yamas Controls.

Competition. Principal competitors of the Controls business include BRK Brands (a unit of Sunbeam), Danfoss, Emerson Electric, Fujikoki Corporation, GebrüderTrox, Honeywell International, Johnson Controls, Lindner, Robert Bosch, Saginomia Seisakusho Inc., Sanhua Group, Siemens, United Technologies (and its subsidiary Kidde), Bitron, Diehl, EGO, Flextronics, Foushan and Useong Electro Mechanics. In all of the climate markets in which it competes, the Controls business competes against large and small companies and

[1] Determined by reference to revenue in the specified markets *(Source: Company estimates)*

Invensys believes it is well positioned because of its broad range of offerings. In the US appliance markets, most product segments are dominated by a single competitor, Emerson Electric, limiting opportunities for organic growth in that market, while in Europe the market is more fragmented. Invensys believes that electronic control manufacturers are an increasing threat in this market with the shift of some products away from electromechanical towards electronic controls. To remain competitive, the business intends to focus on higher value-added electronic solutions and to increase its electronics production in countries that have lower operating costs.

Process Systems Business

General. The Process Systems business designs, manufactures, installs, commissions and tests software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing business and simulations of manufacturing process operations. Customers of the business operate in many different areas of manufacturing, from process industries—such as hydrocarbons, metals and mining, power generation and utilities, pulp and paper, water and waste water treatment—to the discrete, batch and hybrid sectors, including pharmaceuticals and fine chemicals. Process System's customers face constant pressure to reduce production costs. Their plants must function productively, safely and economically, while conforming to an increasingly challenging regulatory environment.

Products and services. The Process Systems business offers both standard products and more complex applications (including both design and service as well as standard products) in areas where, due to continually changing technology, customers frequently seek product upgrades from the business. The business works with customers to provide solutions that help them maximise return on investments and optimise performance across their supply chain. The business provides products and services under the following brands through which the Group markets itself:

- *Avantis*, which provides enterprise asset management ("EAM") software and related services, including maintenance and materials management products and value-added services to improve the availability and utilisation of industrial assets;
- *Foxboro*, which provides information technology, automation and production process solutions for customers in the cement, chemical, metals, mining, oil and gas, pulp and paper, power, pharmaceutical and speciality chemicals industries and a measurement instrumentation business;
- *SimSci-Esscor*, which provides industrial process simulation software and systems for a variety of industries, including oil and gas exploration, petroleum refining, petrochemical and chemical manufacturing, electrical power generation, mining, pulp and paper, and engineering and construction;
- *Triconex*, which provides products, systems, and services for safety, critical control, and turbo machinery applications;
- *Wonderware Software*, including ArchestrA® architecture software, which integrates plant data, including resource management, work-in-progress tracking, batch management, PC-based control and remote application viewing tools and interfacing plant floor devices and services relating to energy management. Through ArchestrA® technology, the business has developed a strong position in software which is compatible with other software systems (so-called open architecture software); and
- *InFusion*™, which is a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. With InFusion™ technology, most existing plant floor and enterprise systems can now be cost-effectively integrated into a common system. In conjunction with a suite of new performance services, Invensys' InFusion™ system will help industrial enterprises to more effectively align plant operations and maintenance departments with the business to optimize overall asset performance management.

Markets and customers. The Process Systems business's products and services are used in over 100,000 plants or plant networks worldwide in the sectors of oil, gas and chemicals, power generation, food and beverages, personal healthcare, fine chemicals, pharmaceuticals, pulp and paper, mining and cement and discrete and hybrid manufacturing. Developing markets in Asia, the Middle East and Latin America also offer significant new opportunities for the business.

Over the past several years, many of the Process Systems business's customers have gone through significant consolidation. Further consolidation will provide significant opportunities for the business to sell its products into newly acquired production assets of existing clients. In addition, many of the business's customers

have begun to outsource the maintenance and improvement of their production assets, which has provided an opportunity for the business to develop high-margin long-term service relationships with its existing customers. The business has a broad range of customers, including BASF, Shell, ExxonMobil and BP.

Competition. Principal competitors of the Process Systems business include ABB, Emerson Electric, Honeywell International, Siemens and Yokogawa Electric. Like Invensys, many of these competitors have undergone significant restructuring in recent years.

Rail Systems Business

General. The Rail Systems business designs, manufactures, supplies, installs, tests and commissions safety-related rail-signalling and control systems for mainline, metro and freight railways. The business is among the market leaders by reference to sales in a number of geographical areas, including the UK (Westinghouse Rail Systems), Spain (Dimetronic), the US (signalling by Safetran Systems and logistics by Burco Services), and Asia Pacific (Westinghouse Signals Australia). Customers include government authorities, other rail infrastructure owners and private civil contractors.

Products and services. The Rail Systems business offers a wide range of products and services for safety-related rail signalling and control systems, including mainline signalling systems, mass transit signalling and train control systems, supervisory control and data acquisition ("SCADA") control and command systems and highway-crossing warning systems. In addition, the business provides warehousing, purchasing, packaging, pre-assembly and logistics management for railway construction and maintenance projects in North America. The products and services that the business provides are usually supplied as complete projects, including design, supply, commissioning and warranty support, and can take a number of years to complete. The business may undertake such projects as a main contractor, as a specialist subcontractor, as a member of a consortium or through an alliance or partnership with the customer or end-user.

Over the past several years, external sales of equipment have accounted for approximately 20% to 25% of the Rail Systems business's revenue; maintenance and logistics activities, mostly provided by Burco in the United States and Canada, have accounted for approximately 15% of revenue; and projects, which bring together the business's products, system engineering and project delivery skills and resources, have accounted for the remaining 60% to 65% of revenue.

Markets and customers. Invensys believes the Rail Systems business is one of the top[1] suppliers of safety-related signalling and control systems in the world and has the leading[1] position in the UK, Spain and Portugal and is the second[1] largest supplier in North America. The business has a strong position in signalling controls in Australia and a number of other territories throughout the world and is the leading[1] supplier of maintenance logistics and warehousing services in North America.

The customer base for the Rail Systems business in each of its markets includes governmental authorities, other rail infrastructure owners and private civil and electrical contractors. The business's contract terms range from less than a year to up to 14 years (in the case of London Underground Public Private Partnership contracts), with a typical contract term of one to three years and a warranty extending for a further one or two years. Further, in some of the business's contracts, the business assumes liability for disruption costs resulting from a failure to supply correctly or on time. The Rail Systems business's contract values generally range between £1 million and £30 million over the contract term with an individual contract's sales in any one year usually not exceeding £20 million. Significant exceptions were the contracts that the business entered into in April 2003 with Bombardier Transportation (UK), a part of the Metronet Consortium, to design, supply, install, test and commission new signalling and train control equipment for the London Underground. These contracts, which run from 2003 to 2017, together have a combined value of £960 million.

Representative customers and end-users of the Rail Systems business include the mass transit authorities in London, Madrid, Beijing, Tianjin, Singapore, New York and Chicago, the national and regional railway authorities in the UK, Spain, Portugal, Ireland, Indonesia and Australia and the North American Class 1 railroads.

Competition. Principal competitors of the Rail Systems business include Alcatel, Alstom, Ansaldo Bombardier, General Electric, Atkins, Balfour Beatty and Siemens. The business believes that overall there are generally two or three significant competitors in each country or region in which it operates.

[1] By reference to revenue in the specified markets *(Source: Company estimates)*

APV Business

General. The APV business provides process equipment, automation solutions, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers. APV's domain knowledge within each of these industries has made it a leading[1] supplier of process equipment, total automation solutions and asset services to these industries. APV also provides heat exchangers to the main industrial sectors. The needs of APV's customers vary between developed and developing markets. Producers in developed markets mainly require upgrades and maintenance to their installations, but are also finding themselves under pressure to make their plants compliant with increasingly stringent regulations. In less developed markets, customers are largely looking to build new plants, thus requiring support, components, services and sometimes complete turnkey plant installations.

Products and services. The products offered by the APV business range from engineered components through to complete process plants equipped with the latest automation technology, as well as a range of support services running from installation to maintenance throughout the life of the plant. The business's product portfolio includes a wide range of pumps, valves, heat exchangers, homogenisers and plate evaporators. In addition, the business provides, through a separate solutions portfolio, design, engineering and related services covering hygienic processing requirements from UHT milk processing through to the production of crème brûlée. The business's service offerings range from the provision of spare parts and contract maintenance to operational performance consulting.

Markets and customers. The APV business' customers operate in the food, beverage, dairy, brewery and personal care industries worldwide and include original equipment manufacturers based in North America, Europe, the Middle East and Asia Pacific that provide both hygienic and non-hygienic producers with solutions tailored to meet their needs. The APV business is investing significant resources to develop its large global accounts, which include SAB Miller, Arla Foods and Morinaga, as well as customers in emerging markets, which include Lala and Al-Marai. Other key areas of focus include products and service sales to customers and regions with a high level of installed base and sales through distributors and original equipment manufacturers where the business's products are provided without related design and engineering and other services.

With the exception of the transactional sales segment, the APV business' customers rely on the business to provide design and engineering services backed by strong applications knowledge to help them deliver reliable, high quality, competitively priced products to consumers. Given that the business's equipment may have an operational life of more than 40 years, customers who receive support from the business have traditionally been loyal. The business expects to see more customer interest in long-term maintenance contracts as a result of increased customer focus on reducing operational costs and out-sourcing non-core activities.

Competition. Principal competitors of the APV business include Alfa Laval, the GEA group, SPX Corporation and Tetra Laval. Competition is fragmented across all of the APV business' customer groups, and APV operates in an industry where niche companies are common.

Eurotherm Business

General. Eurotherm's customers need to control their manufacturing processes for productivity and safety reasons. They also need to acquire and record data of the process variables to qualify compliance with manufacturing, regulatory and environmental standards. As such, customers can be diverse in nature, geography and industry, but typically include end-users, resellers and original equipment manufacturers operating in the industrial machine control and process markets, including steel, glass, plastics, ceramics, pharmaceuticals and utility companies.

Products and services. Eurotherm offers solutions and services for specific aspects of the manufacturing process such as temperature, pressure and other similar variables. Products include industrial controllers, engineered solutions, data recorders, power controls, AC & DC drives, charged services and signal conditioning.

Markets and customers. The Eurotherm business benefits from a diversified customer base with no industry accounting for more than 25% of revenue. Further, the business's customer base is geographically diversified with approximately 60% in Europe, the Middle East and Africa, approximately 20% in North America and the remainder in the Asia Pacific region. With a sales presence throughout the world and globally integrated

[1] By reference to revenue in the specified markets (*Source: Company Estimates*)

marketing, operations and research and development, the business has the ability to offer global support to a balanced mix of end users, original equipment manufacturers and the reselling business. The Eurotherm business has a large, long-established installed base across major economies along with a significant presence in emerging markets due to its strong reputation and brand recognition. The business has undertaken projects for the following customers: Corus, Pilkington, AstraZeneca and Loctite.

Competition. Principal competitors of the Eurotherm business include Honeywell International, Mitsubishi Electric, Omron, Rockwell Automation, Siemens and Yokogawa Electric.

Corporate Costs

For reporting purposes, Invensys treats corporate costs which relate to head office functions in the UK, the US and certain other territories as a separate business area.

Intellectual Property

The Group's main fields of business are generally not dependent upon any single patent or related group of patents, or any licences or distribution rights. The Group owns, or is licensed under, a large number of patents, patent applications, trademarks, and other intellectual property rights that the Group has acquired over a period of many years. These intellectual property rights relate to many of its products or improvements to those products. In the regular course of business, the Group obtains new patents, trademarks and other intellectual property rights, and sometimes licenses such rights from others. In addition, the Group has the right to distribute a number of products and services produced by other companies.

Since the Group uses technology produced by one business in the products and services provided by other businesses, the Group's patents often provide it with competitive advantages in more than one business line. While the Group's patents may not give it sole rights to manufacture any of its products, the Group believes its patents give it competitive advantages in areas such as product cost and performance. The Group's patents are due to expire between 2006 and 2026. Invensys does not believe the expiration in the near future of any one patent or group of patents will have any material impact on its business or results of operations. Typically the technology protected by an expiring patent has been superseded before the patent expires. Taken together, the Group believes these intellectual property rights are adequate for it to continue conducting its business. Notwithstanding the foregoing, the Group's intellectual property rights in the ArchestrA® software and InFusion™ system are important to the future prospects of the Group. See "Risk Factors— Risks relating to the Group's Businesses—The Group's business could be harmed if it is unable to protect its intellectual property rights".

Research and Development

Management believes that research and development is essential to maintaining and strengthening the market position of the Group through product improvements and innovation and creation of more efficient production processes. The research and development expenditure of the Group totalled £110 million for the year ended 31 March 2006 (equal to 4.1% of Group revenue)[1] compared to £124 million for the year ended 31 March 2005 (equal to 4.2% of Group revenue) and £165 million for the year ended 31 March 2004 (equal to 4.2% of Group revenue)[2].

For the years ended 31 March 2005 and 2004, under UK GAAP the Group expensed all research and development costs. Under IFRS, for the year ended 31 March 2006, of the total expenditure of £110 million, £18 million was capitalised in the year with the balance of £92 million being charged to income. Comparative figures for the year ended 31 March 2005 were £16 million capitalised and £108 million charged to income.

1 Revenue includes continuing operations and discontinued operations.

2 The numbers in this paragraph have been calculated on the basis of numbers extracted, without adjustment, from the audited consolidated financial information of the Group for the years ended 31 March 2006, 2005 and 2004.

Employees

During the year ended 31 March 2006, the Group employed in total an average of 30,869 employees as compared to averages of 36,365 and 43,602 employees in the years ended 31 March 2005 and 2004 respectively.

The following table sets out the Group's total employees per business as at 31 March 2006:

Continuing Operations	**Number of Employees**
Controls	13,921
Process Systems	6,853
Rail Systems	2,909
APV	2,760
Eurotherm	1,126
Corporate	172
Continuing Operations	27,741
Discontinued Operations – IBS	693
Total Group	28,434

While some of the Group's employees are members of unions in the respective countries in which they are employed, the Group believes that its relationship with its employees is good.

Insurance

The Group has insurance that provides global coverage for activities related to the Group's operations and activities, including damage to property and resulting operating losses and executive (directors and officers), civil and product liability. Invensys believes that the coverage provided by the combined policies is generally comparable to that of industrial groups of a similar size and in the same sector.

Litigation

Invensys is not, and has not been in the previous 12 months, subject to any governmental, legal or arbitration proceedings, including any such proceedings which are pending or threatened of which it is aware, which may have, or have had in the recent past, significant effects on its financial position or profitability.

Directors

The full names of the Directors and their principal functions are as follows:

Name	Position
Martin Jay CBE	Chairman
Ulf Clemens Ingemar Henriksson	Chief Executive
Adrian Nevil Hennah*	Chief Financial Officer
Larry Earl Farmer**	Non-Executive Director
Michael James Bay Green	Senior Independent Director
Jean-Claude Guez	Non-Executive Director
Andrew Elliott Macfarlane***	Non-Executive Director
Michael Parker	Non-Executive Director

* Adrian Hennah has resigned from the Board with effect from 16 June 2006.

** Larry Farmer will retire from the Board at the AGM, which is scheduled to take place on 3 August 2006.

*** Andrew Macfarlane has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the AGM. A search for his replacement as Non-Executive Director and Chairman of the Audit Committee is underway.

Proposed Director

Stephen Hare will be joining the Board of Invensys as Chief Financial Officer on 21 July 2006.

Directors' Biographical Information

Martin Jay CBE, MA (aged 66). Appointed a Non-Executive Director in January 2003 and became Chairman in July 2003. Martin Jay was appointed Non-Executive Chairman of EADS UK Limited in October 2005 and is also a Chairman of the Tall Ships Youth Trust. Retired as Chairman of VT Group plc in July 2005 where he was also Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Martin Jay's current term as a Director expires at the AGM in 2006 but he intends to stand for re-election.

Ulf Henriksson BA Econ, MSc (aged 43). Appointed Chief Executive in July 2005. Ulf Henriksson joined Invensys plc as Chief Operating Officer in May 2004 and was appointed to the Board in July 2004. Formerly Operating Vice President of the Hydraulics Division at Eaton Corporation. Prior to joining Eaton Corporation in 2003, he held a number of senior positions at Honeywell International/Allied Signal Inc., before becoming President of Automated Controls Systems & Services. Ulf Henriksson's current term as a Director expires at the AGM in 2007.

Adrian Hennah MA, FCA (aged 48). Appointed Chief Financial Officer in January 2003. Adrian Hennah joined Invensys plc as Senior Vice President, Finance and was appointed to the Board in October 2002. He is also a Non-Executive Director of The Gray Laboratory Cancer Research Trust. Formerly held a number of senior positions with GlaxoSmithKline Plc, including Chief Financial Officer for Glaxo Wellcome Inc USA. Adrian Hennah has resigned from Invensys plc with effect from 16 June 2006 and will take up the position of Finance Director at Smith & Nephew plc. David Thomas (see page 38) will be Acting Chief Financial Officer from 17 June 2006 until 20 July 2006, and Stephen Hare (see below) will join the Group as the new Chief Financial Officer on 21 July 2006.

Larry Farmer BS, MS, PhD (aged 66). Appointed a Non-Executive Director in March 2002. Larry Farmer is a director of Global Industries Limited, a company traded on the NASDAQ, and a Non-Executive Director of Energysys Limited and Digital Steps Limited. Formerly Chief Executive of Halliburton Brown & Root Limited. Larry Farmer will retire from the Invensys Board at the Group's AGM, which is scheduled to take place on 3 August 2006.

Bay Green FCA (aged 62). Appointed a Non-Executive Director in January 2005 and became the Senior Independent Director at the AGM in 2005. Bay Green is a Vice Chairman of Dresdner Kleinwort Wasserstein, a Non-Executive Director of RPC Group plc and Axis-Shield plc and also a trustee of Help the Hospices. Bay Green's current term as a Director expires at the AGM in 2008.

Jean-Claude Guez MS (aged 62). Appointed a Non-Executive Director in January 2003. Jean-Claude Guez is a Non-Executive Director of Eurostar Group Ltd and Eurostar (UK) Limited. He is also an advisory partner with Rocket Ventures LLP, USA. Formerly a Non-Executive Director of Exel plc and a Management Consulting partner at Accenture where he has spent his entire career since 1966. Jean-Claude Guez's current term as a Director expires at the AGM in 2006, but he intends to stand for re-election.

Andrew Macfarlane MA, MSI, FCA (aged 49). Appointed a Non-Executive Director in March 2003. Andrew Macfarlane is Chief Financial Officer of Rentokil Initial plc. Formerly Group Finance Director of Land Securities Group plc. Prior to this he was Director of Corporate Finance and Planning of Bass plc, then Chief Financial Officer of the Hotels division of Bass plc (subsequently InterContinental Hotels Group plc). Andrew Macfarlane's current term as a Director expires at the AGM in 2006. Andrew Macfarlane has informed the Board that due to work commitments at Rentokil Initial plc, where he is Chief Financial Officer, he will not be seeking re-election at the AGM. A search for his replacement as Non-Executive Director and Chairman of the Audit Committee is underway.

Michael Parker (aged 60). Appointed a Non-Executive Director on 24 May 2006. Michael Parker has been Group Chief Executive of BNFL, the nuclear power company, since 2003. Previously he was President and Chief Executive Officer of The Dow Chemical Company in Midland, Michigan, USA from November 2000 to December 2002 and had been a member of the Board of Directors of Dow since 1995. Michael Parker will succeed Larry Farmer, who will be retiring from the Board as planned at the Group's AGM, which is currently anticipated to take place on 3 August 2006.

Proposed Director's Biographical Information

Stephen Hare BA, ACA (aged 45). Will be joining the Board of Invensys as Chief Financial Officer on 21 July 2006. Currently Group Finance Director of Spectris plc, the precision instrumentation and controls company. Prior to joining Spectris in 2004, he was a founding partner of HBA Partners LLP, an operational turnaround and business support consultancy. Between 1997 and 2003, he was with Marconi, latterly as a Director and Chief Financial Officer, where he was involved in the company's financial restructuring. Previously, he spent eight years with GPT, the joint venture between GEC and Siemens.

Committees of the Board

The Board has three standing committees: the Nominating Committee, the Audit Committee and the Remuneration Committee. On Larry Farmer's departure from the Board, Michael Parker will be appointed to the Audit Committee and the Remuneration Committee. A search for a replacement for Andrew Macfarlane as Chairman of the Audit Committee and member of the Remuneration Committee is underway.

Nominating Committee. The Nominating Committee is responsible for monitoring the performance of the Directors, reviewing induction and training requirements for individual Directors and/or the Board as a whole and making recommendations to the Board for the appointment or re-appointment and removal of Directors. The current members of the Nominating Committee are: Martin Jay (Chairman), Bay Green and Jean-Claude Guez.

Audit Committee. The Audit Committee is composed of three independent Non-Executive Directors: Andrew Macfarlane (chairman), Larry Farmer and Bay Green. The Audit Committee meets at least four times a year to review the published financial information and the effectiveness of both external and internal audits and of the Group's internal controls and risk management procedures. The external auditors normally attend all meetings and there is a meeting at least once a year between the Audit Committee and the external auditors at which members of Invensys' management are not present. At the invitation of the Audit Committee, the Executive Directors normally attend meetings of the Audit Committee. The other Non-Executive Directors regularly attend meetings to obtain a fuller briefing on significant accounting and internal control issues. The Audit Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself to ensure that the independence of the auditors is not impaired. The review covers the nature of the work, the method of appointment and the fees paid. This work generally falls within two categories, namely, (i) audit and assurance and (ii) taxation. In relation to internal controls and risk management, the Audit Committee reviews reports from internal and external auditors, executive management and the Risk Committee (a committee comprised of representatives of executive management and the treasury, finance, legal, audit and risk management departments), to obtain reasonable assurance that appropriate control procedures are in place and are being adhered to, and reports on all these matters to the Board.

Remuneration Committee. The Remuneration Committee is responsible for developing policy on executive remuneration and for approving the remuneration packages of individual Executive Directors. The members of

the Remuneration Committee are: Jean-Claude Guez (Chairman), Larry Farmer and Andrew Macfarlane. They are all independent Non-Executive Directors. No non-committee member may attend other than by invitation of the committee Chairman. No Director is involved in deciding his own remuneration. The Remuneration Committee takes advice, as appropriate, from independent remuneration consultants and internally from relevant executives and human resources professionals.

Senior Managers

The names of the Senior Managers and their principal functions are as follows:

Name	Position
Mike Bradley	President, Wonderware
Mike Caliel	President, Invensys Process Systems (IPS)
Chan Galbato	President, Controls
Victoria Hull	Senior Vice President, General Counsel and Company Secretary
Paula Larson	Senior Vice President, Human Resources
Brian McCluskie	President, APV
Nigel Smith	President, Rail Systems
David Thomas	Group Controller, Acting Chief Financial Officer from 17 June 2006 until 20 July 2006
Peter Tompkins	President, Eurotherm

Proposed Senior Manager

James Drummond has been appointed as President, Rail Systems with effect from 1 June 2006.

Senior Managers' Biographical Information

Mike Bradley (aged 60). Prior to becoming President of Wonderware in November 2002, Mike Bradley, held responsibility for the ArchestrA® marketing program for Invensys, beginning in 2002. Before joining Invensys, Mike Bradley served as CEO of Projexsys, an electronic business intelligence company serving industrial and financial markets with information about planned investments by manufacturing companies.

Mike Caliel (aged 47). Appointed President of Invensys Process Systems in April 2003. Previously, Mike Caliel was President of Invensys Process Systems North American and EMEA regions and Vice President of US Operations and Sales at Foxboro. Prior to that, Mike Caliel held a variety of senior positions at Honeywell and ABB.

Chan Galbato (aged 43). Joined Invensys as President, Controls on 3 October 2005. Previously, Chan Galbato was President, Services at Home Depot, the US home improvement retailer. He was previously President and Chief Executive Officer of Armstrong Floor Products, Chief Executive Officer of Choice Parts, and prior to that he held various senior management roles at General Electric, latterly as Chief Executive Officer of the Coregis Division of GE Capital.

Victoria Hull (aged 44). Senior Vice President, General Counsel and Company Secretary. Joined Invensys in 2001 and was previously an Executive Director on the Board of Telewest Communications plc and General Counsel and Company Secretary. Prior to that she had trained and qualified as a solicitor in the corporate finance department of Clifford Chance where she practiced for several years.

Paula Larson (aged 43). Senior Vice President Human Resources. Joined Invensys in April 2005, she was previously at Eaton Corporation. Between 1992 and 2003, she worked in various roles at GE, most notably with GE Capital managing the HR integration of acquired companies as well as carrying out assessment programmes for GE officers.

Brian McCluskie (aged 42). Prior to becoming President of APV in April 2006, Brian McCluskie was Vice President Operations at APV. Before joining Invensys, he held a number of senior positions, including Global Operations Director with the VITEC Group and General Management and Operations positions at APW Inc., Caradon Plc and Alcan.

Nigel Smith (aged 51). Appointed President of Rail Systems in June 2003. Previously, Nigel Smith was Chief Executive at Charter plc. Prior to that, Nigel Smith was the Managing Director of GEC Marconi Electronics and held a number of senior positions at T.I. Group plc/Dowty Group plc. Nigel Smith will be leaving Rail Systems in June 2006 and will be succeeded by James Drummond.

David Thomas (aged 51). Group Controller. Joined Invensys in September 2002 and was previously a senior partner at Ernst & Young LLP within the Industrial Products Group. David Thomas is a member of the Auditing Practices Board. David Thomas will be Acting Chief Financial Officer from 17 June 2006, following the departure of Adrian Hennah, the present Chief Financial Officer, until 20 July 2006, immediately after which Stephen Hare will join the Group as the new Chief Financial Officer on 21 July 2006.

Peter Tompkins (aged 59). Peter Tompkins was appointed President of Eurotherm in September 2000. Previously, Peter Tompkins held a variety of project management, R&D, and sales positions at Eurotherm. Prior to that, Peter Tompkins worked for the General Electric Company and Kent Automation, now part of ABB.

Proposed Senior Manager's Biographical Information

James Drummond (aged 44). Currently Senior Vice President, Strategic Planning. James Drummond has been appointed as President, Rail Systems with effect from 1 June 2006. James Drummond joined Invensys in October 2005 from Kidde plc, the global fire and safety products company, where he was Director of Business Development for four years. He was previously Strategy Director for the Aerospace Services Division of Honeywell Inc. and prior to that with A.T Kearney, the strategy consultancy.

Corporate Governance

General

The Combined Code provides that the board of directors of a UK public company should include a balance of Executive and Non-Executive Directors (and in particular independent Non-Executive Directors), with independent Non-Executive Directors (excluding the Chairman) comprising at least one-half of the board. The Combined Code states that the board should determine whether a director is independent in character and judgement and whether there are any relationships or circumstances which are likely to affect, or could appear to affect, the director's judgement.

The Board currently comprises two Executive Directors and six Non-Executive Directors (including the Chairman). After the resignation of Larry Farmer and Andrew Macfarlane, the Company's Board of Directors will comprise two Executive Directors and four Non-Executive Directors (including the Chairman). The Company regards all the Non-Executive Directors (other than the Chairman) as independent Non-Executive Directors, within the meaning of "independent" as defined in the Combined Code (under the Combined Code, the test of independence is not appropriate in relation to the Chairman following his appointment).

Throughout the year ended 31 March 2006, Invensys was in full compliance with the provisions of the Combined Code.

In the years ended 31 March 2005 and 31 March 2004, Invensys was in full compliance with the provisions of the Combined Code except insofar as there was a delay between Rolf Börjesson retiring from the position of Senior Independent Director on 19 December 2003 and Andrew Macfarlane becoming the Senior Independent Director on 21 April 2004 (he has since been succeeded in this role by Bay Green).

Conflicts of Interest

There are no potential conflicts of interests between any duties owed by the Directors, Proposed Director or Senior Managers or Proposed Senior Manager to Invensys and their private interests or other duties.

Family Relationships

There is no family relationship between any of the Directors, Proposed Director, Senior Managers or Proposed Senior Manager.

The section that follows should be read in conjunction with Part 6 ("The Business"), the financial information set out in Part 11 ("Financial Information for the Years Ended 31 March 2006 and 31 March 2005 (IFRS)") and the financial information for the years ended 31 March 2005 and 31 March 2004 which are incorporated by reference. Prospective investors should read the entire Document and the information incorporated by reference herein and not just rely on the information set out below.

The financial information considered in this Part 8 has been extracted without material adjustment, other than the restatement for discontinued operations and the reclassification of operations between businesses, as set out in Part 12 ("Unaudited Revised Presentation to Reflect Discontinued Operations"), from Invensys' audited consolidated financial information for the years ended 31 March 2005 and 31 March 2004, which have been prepared in accordance with UK GAAP and which are incorporated by reference herein, and Invensys' audited consolidated financial information for the year ended 31 March 2006, as set out in Part 11 ("Financial Information for the Years Ended 31 March 2006 and 31 March 2005 (IFRS)"), prepared in accordance with IFRS together with comparatives for the year ended 31 March 2005 as restated to comply with IFRS. UK GAAP differs in certain significant respects from IFRS. The principal differences between UK GAAP and IFRS as they relate to 2005 financial information for the Group are summarised in section 4 of this Part 8 "Unaudited Reconciliation of UK GAAP to IFRS". IFRS differs in certain respects from US GAAP. See "Summary of Significant Differences Between IFRS and US GAAP" in Part 16 ("Additional Information").

Except for the historical information contained herein, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See Part 2 ("General"—Disclosure Regarding Forward-Looking Statements) and Part 3 ("Risk Factors"). Prospective investors should read the whole of this Document and the information incorporated by reference and not rely solely on key or summary information.

1. FACTORS THAT AFFECT THE GROUP'S RESULTS OF OPERATIONS

The Group's Disposals

The Group has made the following significant disposals in the past three years which have affected its results of operations during the periods under review:

- In July 2003, the Group completed the disposal of its Baan business to SSA Global Technologies, Inc. (formerly known as GAC Baan Acquisition LLC), which was jointly owned by Cerberus Capital Management II, L.P. and General Atlantic Partners LLC, for net cash consideration of $135 million (£82 million)
- In July 2003, the Group completed the disposal of its Teccor Electronics business to Littelfuse Inc. for net cash consideration of $44 million (£28 million)
- In December 2003, the Group completed the disposal of its Metering business to a subsidiary of The Jordan Company, LLC, for gross cash consideration of $650 million (£374 million)
- In June 2004, the Group completed the disposal of its Powerware business to Eaton Corporation, for gross cash consideration of $560 million (£307 million)
- In June 2004, the Group completed the disposal of Hansen Transmissions to Allianz Capital Partners GmbH, for gross cash consideration of €132 million (£91 million)
- In July 2005, the Group completed the disposal of the majority of its Advanced Building Systems operations in Europe and the Middle East ("ABS EMEA") to Schneider Electric SA of France for gross cash consideration of $150 million (£85 million)
- In September 2005, the Group completed the disposal of its Lambda operations to TDK Corporation for gross cash consideration of $235 million (£134 million)

The financial information included in this Document in the line items relating to continuing operations and discontinued operations have been restated for the years ended 31 March 2005 and 31 March 2004 to take account of those businesses disposed of or held for disposal as at 31 March 2006 to ensure comparability of the financial information presented. See Part 12 ("Unaudited Revised Presentation to Reflect Discontinued Operations").

Disposal of IBS

On 24 May 2006, Invensys signed an agreement for the sale of IBS to Schneider Electric SA for a gross cash consideration of £157 million —see paragraph 5 of Part 5 ("Extract from Letter from the Chairman") for further details. The results of IBS are included in discontinued operations for the year ended 31 March 2006. The Disposal is subject to customary regulatory approvals and is expected to complete by the end of July 2006.

The Group's Business Profile

Historically, the Group reported its results for periods ending on 30 September and 31 March. A significant proportion of the operating profit for those periods fell in the last month of the period, for a number of reasons, including management focus on results in those periods, a higher profitability in those months due to the Group's reporting calendar, and, with respect to the Group's contracting businesses, where the majority of contracts are accounted for on a percentage of completion basis, the fact that many milestones were built around September and March.

Although the Group believes that the incidence of higher operating profits in March and September may continue, due primarily to the Group's contracts and the residual focus of the Group's mid-level management, the Group believes that the trend is beginning to reverse, as a result of the Group's internal restructuring and the implementation of oversight procedures, as well as the implementation of Group quarterly reporting. However, given that a certain proportion of operating profit will continue to arise in March and September for the foreseeable future, the Group believes that it may be difficult to identify trading trends on a month-to-month basis.

2. PRINCIPAL INCOME STATEMENT ITEMS

Revenue and Operating Profit

For the purposes of the Group's analysis of revenue and of operating profit, the Group has grouped its businesses into continuing operations and discontinued operations (which consists of businesses sold to date or held for sale in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations"). The principal businesses in discontinued operations sold or held for sale in the years ended 31 March 2006, 2005 and 2004 are discussed in Section 1 "—Factors that Affect the Group's Results of Operations—The Group's Disposals and – Disposal of IBS". The Group's disposal programmes have been a significant factor in the reduction in the Group's revenue in the periods under review.

Exchange Rate Translation and Transactional Impacts on Revenue and Operating Profit

The Group's results of operations are affected by fluctuations in various foreign currency exchange rates due to the international scope of the Group's operations, although this exposure in itself affords the Group a degree of natural hedging. Because over 80% of the Group's revenue from continuing operations and over 80% of operating profit before exceptional items and corporate costs from continuing operations are generated overseas and are translated into pounds sterling at the prevailing exchange rates for the relevant periods, both the Group's revenue and the Group's operating profit before exceptional items are significantly impacted by factors relating to exchange rate translation. This translational exposure is mitigated in part by the geographically diverse nature of the Group's business due to the fact that the spread of earnings from around the world acts as a natural hedge against currency movements. In addition, the Group enters into foreign currency hedging arrangements to manage foreign currency risk. The Group's revenue and the Group's operating profit before exceptional items are also affected by transactional effects of exchange rates which arise where actual sales and purchases are made by a business in a currency other than its own functional currency. However, the majority of the Group's businesses both sell their products and source raw materials within their local markets, in their functional currencies, and therefore have limited transaction exposure. Where this is not the case, the Group's businesses are required to carry forward a percentage of their forecast currency flows.

Under IFRS, revenue from continuing operations increased by £98 million and operating profit before exceptional items from continuing operations increased by £26 million from the year ended 31 March 2005 to the year ended 31 March 2006, of which a £70 million increase and £7 million increase, respectively, were attributable to the translational effect of exchange rate movements.

Under UK GAAP, revenue and operating profit before exceptional items, goodwill amortisation and goodwill impairment from continuing operations decreased by £155 million and £24 million, respectively, from the year ended 31 March 2004 to the year ended 31 March 2005, of which a £120 million decrease and a £14 million decrease, respectively, were attributable to the translational effect of exchange rate movements.

Exceptional Items, Goodwill Amortisation and Goodwill Impairment

The Group's exceptional items comprise restructuring costs, transition costs, costs associated with the 2004 Refinancing, property, plant and equipment and intangible asset impairment, product recall costs, results of sale of assets and operations and other exceptional items.

Restructuring costs have arisen from a number of operational restructuring programmes undertaken by the Group, and include costs relating to headcount reductions, relocation of businesses, moves to lower-cost countries, rationalisation of operations, integration of acquisitions and office and facility closures. Restructuring costs for the Group totalled £76 million in the year ended 31 March 2004 (under UK GAAP), £58 million in the year ended 31 March 2005 (under both UK GAAP and IFRS) and £42 million in the year ended 31 March 2006 (under IFRS).

Transition costs relate to the restructuring of the Group as a consequence of its disposal programmes. Transition costs were £98 million in the year ended 31 March 2004 (under UK GAAP), £17 million in the year ended 31 March 2005 (under both UK GAAP and IFRS) and nil in the year ended 31 March 2006 (under IFRS). See "Factors that affect the Group's results of operations—The Group's Disposals" above for a description of the disposal programmes.

The total cost of the 2004 Refinancing was £112 million. Of this, £59 million of fees are being amortised over the term of the borrowing, £16 million was charged to interest and £23 million of the share costs were charged to the share premium account. The remaining £14 million was shown as refinancing costs.

Property, plant and equipment impairment relates predominantly to freehold business and information technology assets. Property, plant and equipment impairments were £48 million in the year ended 31 March 2004, under UK GAAP, £63 million in the year ended 31 March 2005 (under both UK GAAP and IFRS) and £15 million in the year ended 31 March 2006 (under IFRS). The impairments in the years ended 31 March 2006 and 31 March 2005 related predominantly to the Controls business.

In response to reported incidents (which, on some occasions, resulted in gas igniting and causing minor burns) involving gas valves (which are used to regulate the flow of gas in appliances) manufactured by the Controls business, the Group commenced in 2004 voluntary recalls of, and offered to retrofit, specific populations of these valves. Customers have been notified and filings have been made with the relevant regulatory authorities, including the US Consumer Product Safety Commission.

Based on estimated costs for the gas valve recalls, a provision of £30 million was established during the year ended 31 March 2005 (under both IFRS and UK GAAP) through a charge to exceptional items in the income statement. The charge is expected to be funded over several years through existing resources. See Part 3 ("Risk Factors—Risks relating to the Group's Businesses—The Group may be subject to liability as a result of product liability claims").

During the year ended 31 March 2006 other exceptional items amounted to a net credit of £8 million. This comprised a £12 million gain related to past service credits and curtailment gains on defined benefit pension schemes plus a loss of £4 million for the write-down to fair value less costs to sell of a small business held for sale within Process Systems.

Under UK GAAP goodwill is amortised over the economic life of the interests acquired for a period not exceeding 20 years, depending upon the nature of the acquisition. Under IFRS goodwill is not amortised but is subject to annual impairment tests. A goodwill impairment charge of £25 million in the year ended 31 March 2004 (under UK GAAP) resulted from the Group's review of the carrying value of goodwill capitalised on the balance sheet against two small businesses in Process Systems business. In the year ended 31 March 2005 an impairment of £28 million under IFRS (£27 million under UK GAAP) was recorded in relation to the IMServ business (which is part of the Controls business) after a significant contract was not renewed.

3. 2005 AND 2004 PREPARED IN ACCORDANCE WITH UK GAAP

Except where stated otherwise, all unaudited information in this section 3 has been extracted, without material adjustment, from Part 12 ("Unaudited Revised Presentation to Reflect Discontinued Operations").

Operating Review For The Group

Selected Financial Information

Except as otherwise indicated, the financial information in the table set out below for the years ended 31 March 2005 and 2004 has been extracted without material adjustment and are extracted without adjustment from Invensys's audited consolidated financial information for the years ended 31 March 2005 and 31 March 2004, which were prepared in accordance with UK GAAP.

Summary consolidated income statement

For the year ended 31 March	2005	2004
	£m	£m
Revenue[1]		
- continuing	2,359	2,514
- discontinued	564	1,377
	2,923	3,891
Operating profit before exceptional items, goodwill amortisation and goodwill impairment[1]		
- continuing	156	180
- discontinued	19	37
	175	217
Goodwill amortisation and goodwill impairment	(55)	(78)
Exceptional items	(469)	(372)
Operating loss	(349)	(233)
Net finance costs and similar charges	(151)	(135)
Loss before taxation	(500)	(368)
Taxation	16	35
Loss for the year	(484)	(333)
Loss per share-Group (pence)	(8.3)	(9.0)

Summary consolidated balance sheet

As at 31 March	2005	2004
	£m	£m
Net assets excluding net debt[2]	282	682
Net debt	(792)	(986)
Total equity	(510)	(304)

[1] Continuing and discontinued revenue and continuing and discontinued operating profit before exceptional items, goodwill amortisation and goodwill impairment (OPBIT) are unaudited and are extracted without adjustment from Part 12 ("Unaudited Revised Presentation to Reflect Discontinued Operations"); total revenue and OPBIT are audited.

[2] These figures are unaudited and have been calculated by deducting the figure for net debt from the figure for net assets, in each case as contained in Invensys' audited financial information for the relevant years.

Summary consolidated cash flow statement

For the year ended 31 March	2005	2004
	£m	£m
Net cash inflow/(outflow) flow from operating activities	92	(207)
Returns on investment and servicing of finance	(126)	(121)
Taxation	(76)	(73)
Capital expenditure and financial investment	(58)	(115)
Acquisitions and disposals	361	486
Cash inflow/(outflow) before use of liquid resources and financing	193	(30)
Management of liquid resources	32	(43)
Financing		
Issue of ordinary share	–	448
Decrease in debt	(110)	(165)
Increase in cash in year	115	210

Orders (unaudited)

Orders received in the year ended 31 March 2005 for continuing operations of £2,508 million decreased 26% at CER compared to £3,520 million for the year ended 31 March 2004. The decrease is largely attributable to the £917 million order for Rail Systems in 2004 of the PPP contracts for the upgrade of the London Underground (£21 million in 2005). Excluding the effects of the PPP contracts order intake at CER increased at Process Systems, Rail Systems and Eurotherm as detailed below.

For the year ended 31 March	2004 Orders	2004 Exchange	2004 Adjusted Base	2004/2005 change at CER	2005 Orders	2004/2005 % change
	£m	£m	£m	£m	£m	
Controls	972	(55)	917	(50)	867	(5)%
Process Systems	682	(39)	643	32	675	5%
Rail Systems	1,338	(15)	1,323	(869)	454	(66)%
APV	406	(14)	392	(2)	390	0%
Eurotherm	122	(5)	117	5	122	5%
Continuing Operations	**3,520**	**(128)**	**3,392**	**(884)**	**2,508**	**(26)%**

1) 2004 Adjusted base reflects orders for 2004 at 2005 exchange rates.
2) % change is measured as the 2004/05 change at CER as a percentage of the Adjusted Base and is calculated based on underlying amounts in £'000s.

Revenue and operating profit—Group

Overall, Group revenue for the year ended 31 March 2005 was £2,923 million (2004: £3,891 million). Group operating profit before exceptional items, goodwill amortisation and goodwill impairment was £175 million, compared with £217 million in 2004. Revenue and operating profit were adversely impacted both by business disposals and currency translation adjustments stemming from weakness in the US dollar and the euro.

Revenue—continuing operations (unaudited)

Revenue for continuing operations for the year ended 31 March 2005 was £2,359 million compared with £2,514 million for the year ended 31 March 2004, a decrease of 6.2%. Revenue at CER decreased by £35 million or 1%. The main decrease was attributable to Controls as detailed below:

For the year ended 31 March	2004 Revenue	2004 Exchange	2004 Adjusted Base[1]	2004/2005 change at CER	2005 Revenue	2004/2005 % change[2]
	£m	£m	£m	£m	£m	
Controls	891	(49)	842	(32)	810	(4)%
Process Systems	672	(39)	633	22	655	3%
Rail Systems	442	(14)	428	(16)	412	(4)%
APV	387	(13)	374	(14)	360	(4)%
Eurotherm	122	(5)	117	5	122	4%
Continuing Operations	**2,514**	**(120)**	**2,394**	**(35)**	**2,359**	**(1)%**

1 2004 Adjusted Base reflects Revenue for 2004 at 2005 exchange rates.
2 % change is measured as the 2004/2005 change at CER as a percentage of the 2004 Adjusted Base.

Operating profit—continuing operations (unaudited)

Operating profit before exceptional items, goodwill amortisation and goodwill impairment (OPBIT) for continuing operations was £156 million compared with £180 million for the year ended 31 March 2004. Operating profit at CER decreased by £10 million or 6%. Operating profit decreased principally as a result of weaker trading at Controls and APV, offset by a strong performance at Process Systems together with a reduction in corporate costs as detailed below:

For the year ended 31 March	2004 OPBIT	2004 Exchange	2004 Adjusted Base[1]	2004/2005 change at CER	2005 OPBIT	2004/2005 % change[2]
	£m	£m	£m	£m	£m	
Controls	124	(8)	116	(32)	84	(28)%
Process Systems	25	(3)	22	17	39	77%
Rail Systems	62	(2)	60	(4)	56	(7)%
APV	17	(1)	16	(10)	6	(63)%
Eurotherm	17	—	17	—	17	0%
Corporate	(65)	—	(65)	19	(46)	29%
Continuing Operations	**180**	**(14)**	**166**	**(10)**	**156**	**(6)%**

1 2004 Adjusted Base reflects OPBIT for 2004 at 2005 exchange rates.
2 % change is measured as the 2004/2005 change at CER as a percentage of the 2004 Adjusted Base.

The Group's margins for continuing operations decreased to 6.6% from 7.2% in 2004.

Revenue and operating profit–discontinued operations (unaudited)

Discontinued operations, which principally comprised Powerware, Hansen Transmissions, APV Baker Goldsboro, Lambda, ABS EMEA, APV Baker and IBS, reported revenue of £564 million (2004: £1,377 million) and operating profits of £19 million (2004: £37 million).

(Loss)/earnings per share

Basic loss per share for the year ended 31 March 2005 was 8.3p (2004: loss 9.0p). Earnings per share before exceptional items, goodwill amortisation and goodwill impairment were 0.1p (2004: 1.2p).

Goodwill impairment and goodwill amortisation

Goodwill capitalised on the balance sheet is reviewed annually for impairment. This review resulted in a charge of £27 million during 2005 (2004: £25 million), relating to the IMServ business within the Controls business. The annual charge for goodwill amortisation fell from £53 million in the year ended 31 March 2004 to £28 million in the year ended 31 March 2005 following business disposals and the goodwill impairment.

Exceptional items

Exceptional items for the Group in the year ended 31 March 2005 totalled £469 million (2004: £372 million). Restructuring costs of £58 million (2004: £76 million) principally related to employee severance and represented 2.0% of revenue (2004: 2.0% of revenue). Transition costs of £17 million (2004: £98 million) incurred in reshaping the Group comprised £12 million of personnel costs and £5 million of costs for professional fees and IT-related costs, with all costs remaining within the previous estimates. Property, plant and equipment impairments of £63 million (2004: £48 million) related predominantly to the Controls business. In addition, £30 million of product recall costs had been provided in respect of two ranges of valve products within the Controls business. The 2004 comparative also included £14 million of costs in connection with the 2004 Refinancing.

The loss on sale of property, plant and equipment and sale of businesses of £301 million in the year ended 31 March 2005 included £298 million on the loss on sale of businesses, comprising a profit on net assets of £162 million, settlement and curtailment credits under FRS 17 of £8 million and a write-off of associated goodwill of £468 million. Of this goodwill, £333 million had previously been eliminated against reserves on acquisition.

Net finance costs and similar charges

Net finance costs and similar charges comprise interest payable and similar charges and other finance charges under FRS 17. Interest for the year ended 31 March 2005 was £136 million (2004: £112 million). The rise in the interest charge compared to the previous year reflected the increased cost of borrowing under facilities agreed as part of the 2004 Refinancing. Net finance charges associated with defined benefit pension schemes were £15 million (2004: £23 million).

Taxation

The tax credit for the year ended 31 March 2005 was £16 million (2004: credit of £35 million) which comprised a charge for taxation on ordinary activities of £25 million (2004: £41 million) and a prior year net tax credit of £41 million relating to settlements reached with the tax authorities in a number of territories (2004: credit of £65 million). The previous year also included a £12 million deferred tax credit in respect of prior years and a £1 million charge relating to exceptional items.

Cash flow

The net cash inflow for the year ended 31 March 2005 before movement on liquid resources and repayment of debt was £193 million (2004: cash outflow £30 million). This comprised a total free cash outflow of £143 million (2004: outflow of £482 million), a net cash inflow from disposals of £361 million (2004: £486 million) and other net cash outflows of £25 million (2004: £34 million). The total free cash outflow comprised an operating free cash inflow of £38 million and payments totalling £181 million in respect of legacy liabilities as set out in the table below.

Reconciliation of net cash inflow/(outflow) from operating activities to free cash flow, excluding legacy payments

For the year ended 31 March	2005	2004
	£m	£m
Net cash inflow/(outflow) from operating activities	92	(207)
Add back:		
Costs of closures	–	3
Disposal working capital	11	29
Deduct:		
Net interest paid	(112)	(119)
Taxation	(76)	(73)
Capital expenditure and financial investment	(58)	(115)
Free cash flow including legacy payments	(143)	(482)
Add back legacy payments	181	442
Free cash flow excluding legacy payments	38	(40)

Net capital expenditure reduced to £58 million (2004: £115 million) mostly following the disposal of Hansen Transmissions where there was a significant investment in a factory in the prior year. The legacy payments in the year ended 31 March 2005 included £83 million of pension payments, £24 million of transition costs, £34 million of litigation and environmental settlements and £40 million of legacy tax settlements.

Net cash flows from acquisitions and disposals for the year ended 31 March 2005 were £361 million. This included proceeds from the sale of Powerware (£307 million), Hansen Transmissions (£91 million) and Marcam (£11 million), offset by cash costs of disposal. For further details on the Group's cash flow see section 6 "Liquidity and Capital Resources" below.

Funding

The Group continued to enjoy the Current Senior Credit Facilities arranged in March 2004. The Current Senior Credit Facilities comprised a term loan of £363 million, a revolving credit facility of £197 million and a partially revolving bonding facility of £389 million, which allowed the issue of bank guarantees, letters of credit, or the finance or refinancing of cash collateral. Undrawn facilities totalled £348 million across both of the revolving facilities. During the year ended 31 March 2005, two tenders were held for outstanding debt securities maturing in January 2007. In July 2004 debt securities amounting to US$153 million (£84 million) were redeemed and in February 2005, debt securities amounting to US$96 million (£50 million) were redeemed. An amount of £1 million now remains outstanding for maturity in January 2007. In addition, a tender was made for the outstanding debt securities due to mature in April 2005. Debt securities amounting to €6 million (£4 million) were redeemed in February 2005 and paid for from cash set aside at the time of the 2004 Refinancing. A further issue of High Yield Bonds maturing in March 2011, under similar terms to the existing High Yield Bonds, in the amount of €65 million (£45 million) was made in January 2005 to partially finance the tenders described above.

The effect of these activities was that no further material financing would fall due for repayment before March 2009. A feature of the Current Senior Credit Facilities was that funding for legacy liabilities such as transition costs, litigation costs and pension contributions was made at the outset of the 2004 Refinancing and invested, pending disbursement, in an escrow account. At 31 March 2005 this amount stood at £309 million. Uncommitted funding methods are restricted to a very few local arrangements and to those subsidiaries with significant minority shareholders.

Asset management

Net operating assets in continuing operations were reduced by £195 million during the year ended 31 March 2005. The main influences of this were the impairment charges for capitalised goodwill and fixed assets totalling £90 million along with a £51 million improvement in working capital.

Pensions and other legacy liabilities

The Group's pension service cost charge to operating profit for the year ended 31 March 2005 was £48 million (2004: £52 million) and other finance charges were £15 million (2004: £23 million). Settlement and curtailment credits were £9 million (2004: £9 million) and contributions of £131 million were made (2004: £183 million). Actuarial assessments of pension assets and liabilities were updated as at 31 March 2005, resulting in an actuarial loss of £50 million for the year ended 31 March 2005 (2004: gain of £169 million). Overall the FRS 17 pension liability of £574 million at 31 March 2005 (2004: £606 million) had reduced by £32 million from 31 March 2004. Other legacy liabilities reduced by £136 million during the financial year ended 31 March 2005. This included £24 million of planned spend against transition costs and a tax credit of £29 million in respect of legacy tax liabilities.

Operating Review For The Businesses

The Group's revenue and operating profit before exceptional items, goodwill amortisation and goodwill impairment are summarised by business in the following tables for the years ended 31 March 2005 and 2004.

Revenue by Business (unaudited)

For the year ended 31 March	2005	2004
	£ m	£ m
Continuing Operations		
Controls	810	891
Process Systems	655	672
Rail Systems	412	442
APV	360	387
Eurotherm	122	122
Continuing Operations	2,359	2,514
Discontinued Operations	564	1,377
Total	2,923	3,891

Operating Profit Before Exceptional Items, Goodwill Amortisation and Goodwill Impairment by Business (unaudited)

For the year ended 31 March	2005	2004
	£m	£m
Continuing Operations		
Controls	84	124
Process Systems	39	25
Rail Systems	56	62
APV	6	17
Eurotherm	17	17
Corporate costs	(46)	(65)
Continuing Operations	156	180
Discontinued Operations	19	37
Total	175	217

Controls Business

For the year ended 31 March	(unaudited)		
	2005	2004	% inc/(dec)
	£m	£m	
Revenue	810	891	(9.1)
OPBIT[1]	84	124	(32.3)
Operating Margin (OPBIT as % of revenue)	10.4	13.9	

[1] OPBIT means operating profit before exceptional items, goodwill amortisation and goodwill impairment.

Effective 1 October 2004, the Climate Controls business and the Appliance Controls business were combined recognising the considerable overlap of brands, customers and manufacturing facilities. The newly combined business is known as Controls. See Part 6 ("Business—Controls Business").

Whilst the process of merger progressed well with some 300 indirect and overhead positions eliminated, it was accompanied by the discovery of some significant operational issues that affected performance during the year.

In particular, poorly executed manufacturing process changes arose at certain manufacturing plants, particularly the large facility in Mexicali. A symptom of these changes was two separate recalls of a large number of gas valves, for which Invensys made a provision of £30 million to cover the costs. Additional strain on certain manufacturing plants arose as they were required to increase output significantly to supply products for both the recall and existing customers. These issues received urgent management attention and the actions taken largely resolved the immediate issues. Operational attention remained on completing the integration of the two businesses and obtaining the merger benefits identified at the start of the process.

Alongside the merger, Controls invested in its technology roadmap intended to maintain its technological advantage in the supply of certain components and, increasingly, systems to its global customer base. It is also building relationships with a broader range of original equipment manufacturers, especially in Asia, recognising the changing competitive environment particularly in the white goods sector.

Revenue (unaudited)

Revenue for the year ended 31 March 2005 was £810 million compared with £891 million for the year ended 31 March 2004, a decrease of 9.1%. The decrease in revenue was due to the exit of North American contracting businesses, the loss of specific contracts and global price reductions for reversing valves. In addition, revenue at the IMServ business was down 26% at CER compared to 2004, primarily reflecting the disposal of the FieldTech operations.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment (unaudited)

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the year ended 31 March 2005 was £84 million compared with £124 million for the year ended 31 March 2004, a decrease of 32.3% mainly due to a reduction in sales volume, operational performance issues at the business's North American manufacturing plant and higher insurance costs.

Process Systems Business

For the year ended 31 March	2005 (unaudited)	2004 (unaudited)	% inc/(dec) (unaudited)
	£ m	£ m	
Revenue	655	672	(2.5)
OPBIT[1]	39	25	56.0
Operating Margin (OPBIT as a % of revenue)	6.0	3.7	

[1] OPBIT means operating profit before exceptional items, goodwill amortisation and goodwill impairment.

Process Systems neared the end of its 70-week programme of restructuring that, together with a three-year investment programme, addressed all aspects of its business but in particular the strengthening of its leadership team, the reorganisation of the way it interfaces with its major customers, the enhancement of its technology portfolio and the reduction in the complexity of its overhead structure. These actions restored its position in the global market for process automation.

The success in updating its technology was demonstrated by the significant increases in orders from its seven key global accounts, up by 39% in 2005. This endorsement of the Process Systems technology by these major customers, which accounted for 16% of orders in the year ended 31 March 2005, provides confidence that Process Systems has the capability to grow its overall market share and achieve an operating performance at least in line with its peer group.

Orders in 2005 were up 5% at CER, primarily driven by strong order intake in Asia Pacific, Latin America, the solutions business and the measurement and instrumentation business, only partially offset by declines in North America and EMEA. Major orders included several large power projects in China as well as orders from Formosa Petrochemical Corporation, Exxon Mobil, Tesoro Petroleum and Reliance.

Revenue (unaudited)

Revenue for the year ended 31 March 2005 was £655 million compared with £672 million for the year ended 31 March 2004, a decrease of 2.5%. Revenue for the year ended 31 March 2005 was up 3% at CER. The increase was mainly due to higher sales in EMEA, Asia Pacific, and Latin America as well as an improvement in the products and solutions businesses, which offset declines in North America.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment (unaudited)

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the Process Systems business for the year ended 31 March 2005 was £39 million compared with £25 million for the year ended 31 March 2004, an increase of 56%. The margin increased to 6.0% for the year ended 31 March 2005 from 3.7% for the year ended 31 March 2004. Much of the improvement came from higher product sales across all regions and an improvement in the sales mix with continued strength in the solutions business, Asia Pacific and Latin America.

Rail Systems Business

For the year ended 31 March	2005	2004	% inc/(dec)
	£ m	£ m	
Revenue	412	442	(6.8)
OPBIT[1]	56	62	(9.7)
Operating Margin (OPBIT as a % of revenue)	13.6	14.0	

[1] OPBIT means operating profit before exceptional items, goodwill amortisation and goodwill impairment.

In the UK, the pattern of business with Network Rail changed over the year ended 31 March 2005 as Network Rail implemented more rigorous project approval and tendering processes and sought to pass more of the financial risk to its suppliers and to achieve a reduction in the cost of projects. As a consequence of implementing these changes the flow of orders from Network Rail slowed over the year ended 31 March 2005. In order to protect its performance goals and meet the new customer requirements Invensys reduced its cost base and changed its processes and procedures especially in project management.

Rail Systems' other major operation in the UK was the upgrade and renewal of signalling and train control systems for the Metronet consortium that is responsible for London Underground's infrastructure renewal on the Bakerloo, Victoria and Central lines, together with the subsurface Metropolitan, Circle and District lines.

In the US, the delayed signing of the Transportation Bill adversely affected order intake. The Transportation Bill confirms federal funding for highways, railroad and other transportation investment and provides the major source of funds for railroad/highway crossings, which is Invensys' major product offering in this market. In Iberia, Invensys is participating in several of the new high speed line projects in Spain, incorporating the latest European Rail Traffic Management System technology. Elsewhere Invensys' longstanding presence in China continued with projects underway on the Beijing and Tianjin subway systems.

Orders (excluding the effect of the PPP contracts for the upgrade of the London Underground which amounted to £917 million in the year ended 31 March 2004 and £21 million in the year ended 31 March 2005) increased by 6% at CER. The order delays in the UK were more than offset by strong growth in Spain where, for example, Invensys was part of the winning consortium for the High Speed Line from Cordoba to Malaga.

Revenue

Revenue for the year ended 31 March 2005 was £412 million compared with £442 million for the year ended 31 March 2004, a decrease of 6.8%. At CER revenue was down 4% compared to the year ended 31 March 2004. This was mainly due to the early termination of a large North American logistics contract and lower sales in the UK. This was somewhat offset by stronger sales in Spain.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the year ended 31 March 2005 was £56 million compared with £62 million for the year ended 31 March 2004, a decrease of 9.7%. The margin decreased by 0.4% to 13.6% for the year ended 31 March 2005 from 14.0% for the year ended 31 March 2004. Operating profit was 7% down at CER compared to 2004. An improved sales mix, a number of favourable contract completions and an effective control of overheads were offset by significantly higher insurance costs and additional UK pension contributions.

APV Business

For the year ended 31 March	2005	2004	% inc/(dec)
	£ m	£ m	
Revenue	360	387	(7.0)
OPBIT[1]	6	17	(64.7)
Operating Margin (OPBIT as a % of revenue)	1.7	4.4	

[1] OPBIT means operating profit before exceptional items, goodwill amortisation and goodwill impairment.

APV underwent a substantial 50-week performance improvement programme. The management structure was flattened with the elimination of several tiers of executives and its former country based managers. New project tendering procedures were put in place to minimise the risks associated with longer term contracts and the sales force was reorganised to increase sales of aftermarket products into APV's large global installed base. The depth of the restructuring being undertaken was significant but the business dealt with this well with the continued support of its customers. Orders were flat; this was mainly due to turning away some higher risk project orders, which offset growth in Asia Pacific, Latin America, and strength in the heat transfer business.

Revenue

Revenue for the year ended 31 March 2005 was £360 million compared with £387 million for the year ended 31 March 2004 a decrease of 7.0%. Revenue at £360 million was 4% lower at CER, primarily due to lower project sales in EMEA as a result of a slow-down in capital spending in this consolidating market. However, the aftermarket business in EMEA showed good growth over the 12 months to 31 March 2005 and strength in industrial markets has driven strong growth in the heat exchangers business. Asia Pacific also grew with continued investment in local APV teams.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the year ended 31 March 2005 was £6 million compared with £17 million for the year ended 31 March 2004, a decrease of 64.7%. The margin decreased to 1.7% for the year ended 31 March 2005 from 4.4% for the year ended 31 March 2004. The fall in operating profit was mainly due to lower project volume and lower margins in EMEA. In addition, 2005 included a £4 million adverse adjustment relating to prior years.

Eurotherm Business

For the year ended 31 March	2005	2004	% inc/(dec)
	£ m	£ m	
Revenue	122	122	0
OPBIT[1]	17	17	0
Operating Margin (OPBIT as a % of revenue)	13.9	13.9	

1 OPBIT means operating profit before exceptional items, goodwill amortisation and goodwill impairment.

Eurotherm has been a steady performer in recent years with good operating margins and cash generation and Invensys intends to use this platform to increase sales, particularly in the fast growing economies of Asia. The business also addressed an imbalance in its supply chain which created transaction exchange exposures with manufacturing currently concentrated in western economies. Orders for the year ended 31 March 2005 increased by 5% at CER driven by growth in Asia Pacific, North America and systems orders in EMEA.

Revenue

Revenue for the Eurotherm business for the year ended 31 March 2005 was £122 million, the same as the previous year but an increase of 4% at CER due to growth in Asia Pacific, North America and systems orders in EMEA.

Operating Profit before Exceptional Items, Goodwill Amortisation and Goodwill Impairment

Operating profit before exceptional items, goodwill amortisation and goodwill impairment for the year ended 31 March 2005 was £17 million, the same as for the year ended 31 March 2004. The margin was stable at 13.9% for the years ended 31 March 2005 and 31 March 2004. Despite adverse transactional currency impacts attributable to increased sales volume in Asia Pacific and North America, the margin remained stable due to pricing initiatives and improved supply chain management.

Corporate Costs

Corporate costs were £46 million in the year ended 31 March 2005, a £19 million reduction from the prior year.

Discontinued Operations

	(unaudited)	
For the year ended 31 March	2005	2004
	£ m	£ m
Revenue	564	1,377
OPBIT[1]	19	37
Operating Margin (OPBIT as a % of revenue)	3.4	2.7

1 OPBIT means operating profit before exceptional items, goodwill amortisation and goodwill impairment.

Discontinued Operations mainly relate to the Baan business, the Teccor Electronics business, the Metering business, the Powerware business, Hansen Transmissions, APV Baker (including Goldsboro), ABS EMEA, the Lambda operations and IBS. The decrease in revenue and OPBIT in the year ended 31 March 2005 reflects the timing of the completion of the disposals.

4. UNAUDITED RECONCILIATION OF UK GAAP TO IFRS

For all periods up to and including the year ended 31 March 2005, the Group prepared its financial statements in accordance with UK GAAP. The financial statements for the year ended 31 March 2006 are the first the Group is required to prepare in accordance with IFRS as adopted by the European Union (EU). The 2006 financial statements include comparative financial information for the year ended 31 March 2005, which has been restated from UK GAAP to IFRS. This restatement is set out in the reconciliations below, which have been extracted without material adjustment from note 34 (starting page 134) to the audited consolidated financial information for the year ended 31 March 2006 included in Part 11 ("Financial Information for Years Ended 31 March 2006 and 31 March 2005 (IFRS)") of this Document other than abbreviated notes to the reconciliations.

Reconciliation of income statement for the year ended 31 March 2005

	Notes	UK GAAP	Adjustments	Reclassifications and discontinued operations - note j	IFRS
		£m	£m	£m	£m
Continuing operations					
Revenue		2,923	–	(564)	2,359
Operating expenses before exceptional items	a, d, f	(2,748)	9	545	(2,194)
Operating profit before exceptional items		175	9	(19)	165
Exceptional items	b, c, h	(524)	355	(20)	(189)
Operating loss		(349)	364	(39)	(24)
Foreign exchange gains	g	–	16	–	16
Finance costs	a	(136)	(1)	(19)	(156)
Finance income		–	–	19	19
Other finance charges – IAS 19		(15)	–	–	(15)
Loss before taxation		(500)	379	(39)	(160)
Taxation – UK	e	16	(1)	10	25
Taxation – overseas		–	–	(15)	(15)
Loss for the year from continuing operations		(484)	378	(44)	(150)
Profit for the year from discontinued operations		–	–	44	44
Loss for the year		(484)	378	–	(106)
Attributable to:					
Equity holders of the parent		(473)	378	–	(95)
Minority interests		(11)	–	–	(11)
		(484)	378	–	(106)

Reconciliation of equity as at 31 March 2005

	Notes	UK GAAP £m	Adjustments £m	Reclassifications £m	IFRS £m
ASSETS					
Non-current assets					
Property, plant and equipment	a	442	8	(16)	434
Intangible assets – goodwill	b	285	25	–	310
Intangible assets – other	d	–	56	27	83
Deferred income tax assets	e	8	2	–	10
Amounts due from contract customers		–	–	9	9
Other receivables		35	–	–	35
Other financial assets		17	–	–	17
Pension asset		39	–	–	39
		826	91	20	937
Current assets					
Inventories		266	–	(9)	257
Amounts due from contract customers		–	–	176	176
Trade and other receivables	a	862	(4)	(178)	680
Cash and cash equivalents		638	–	–	638
		1,766	(4)	(11)	1,751
TOTAL ASSETS		2,592	87	9	2,688
LIABILITIES					
Non-current liabilities					
Borrowings	a	(1,402)	(8)	–	(1,410)
Provisions	a, f	–	(6)	(72)	(78)
Deferred income tax liabilities	e	(3)	(18)	–	(21)
Amounts due to contract customers		–	–	(20)	(20)
Other payables		(14)	–	–	(14)
Pension liability		(613)	–	–	(613)
		(2,032)	(32)	(92)	(2,156)
Current liabilities					
Trade and other payables	f	(754)	(18)	126	(646)
Amounts due to contract customers		–	–	(118)	(118)
Borrowings	a	(28)	(2)	–	(30)
Current tax payable		(83)	–	–	(83)
Provisions	f	(205)	(1)	75	(131)
		(1,070)	(21)	83	(1,008)
TOTAL LIABILITIES		(3,102)	(53)	(9)	(3,164)
NET LIABILITIES		(510)	34	–	(476)
Capital and reserves					
Equity share capital		57	–	–	57
Other reserves		4,218	–	(345)	3,873
Retained earnings		(4,918)	34	345	(4,539)
Equity holders of parent		(643)	34	–	(609)
Minority interests		133	–	–	133
TOTAL EQUITY		(510)	34	–	(476)

Notes to the equity and income statement reconciliations

Amounts in the adjustment and reclassification columns relate to:

(a) *Leased assets.* IFRS contains more specific guidance on the criteria that determine whether a lease is a finance lease or an operating lease. As a result two property leases and a few equipment leases have been reclassified as finance leases and the leased assets (£8 million) are recognised within property, plant and equipment. In addition the associated finance lease liability (£10 million) is reflected as borrowings in the balance sheet. Prepaid rentals (£4 million) associated with the operating leases were derecognised and a dilapidation provision (£4 million) set up against one of the leased properties.
Under UK GAAP these leases were treated as held on operating leases and the leased assets and associated lease liability were not reflected on the balance sheet. The rental cost of the operating lease was reflected within operating loss; under IFRS the rental cost was reversed and replaced by additional amortisation (net benefit of £2 million). The interest cost associated with the finance leases was charged as a finance cost—£1 million.

(b) *Goodwill amortisation.* Under UK GAAP the Group amortised goodwill over a period of 12 to 20 years, resulting in a charge in 2005 of £28 million. Under IFRS, goodwill recognised in the balance sheet is no longer amortised, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. All goodwill recognised on the balance sheet at the date of transition to IFRS was tested for impairment at that date. No impairment was identified and no other adjustments to the carrying value of goodwill were made. The goodwill amortisation of £28 million was reversed under IFRS in the income statement and in the balance sheet (£25 million—net of impairment and disposals).

(c) *Goodwill previously written off to reserves.* Under UK GAAP on the disposal of a business any related goodwill previously written off to reserves is transferred to the income statement and reflected as part of the gain or loss on the disposal of a business. Under IFRS this transfer is not required and a £331 million adjustment to the profit / loss on disposal of businesses has been made to exclude goodwill previously written-off to reserves (IFRS 1).

(d) *Capitalisation of intangible development costs.* The Group's policy under UK GAAP was to expense all new product development costs as they were incurred. Under IFRS the costs incurred on development projects that meet certain criteria are to be recognised as intangible assets in the balance sheet. The application of these criteria resulted in the costs of a number of current and recent development projects being recognised as intangible assets in the balance sheet under IFRS (£56 million at 31 March 2005). The credit to the income statement for 2005 for net capitalised development costs expensed under UK GAAP was £8 million.

(e) *Recognition of deferred tax balances.* Under IFRS additional deferred tax balances are recognised. These mainly reflect the impact of tax on undistributed overseas retained earnings and the deferred tax impact of IFRS adjustments, principally in respect of the capitalisation of intangible development costs.

(f) *Employee benefits.* Increased accruals under IFRS to recognise liabilities for employee benefits relating to accumulating compensated absences; £2 million in non-current provisions, £18 million in trade and other payables and £1 million in current provisions.

(g) *Foreign exchange gain on net debt.* Under UK GAAP the Group was able to designate external foreign currency borrowings held by holding companies in the United Kingdom as a hedge of foreign currency denominated assets including goodwill previously written off to reserves. As a result the foreign exchange gains and losses on the borrowings were matched against the gains and losses on the assets and recognised in reserves. Goodwill previously written off to reserves is not recognised as a qualifying asset under IFRS, and is therefore not available to offset the foreign exchange gains and losses arising on the borrowings. As a result, under IFRS there are exchange differences that impact the income statement. These are disclosed separately on the face of the income statement (£16 million gain).

(h) *Foreign exchange losses transferred on disposal.* Under IFRS foreign exchange gains and losses recognised directly in equity are transferred to the income statement on the disposal of the business to which they relate. As a result a £3 million loss charged to equity after transition has been transferred to the income statement as part of exceptional items.

(i) *Balance sheet reclassifications.* Amounts in the reclassifications column in the balance sheet relate mainly to the reclassification of contract balances from inventories, trade and other receivables, trade and other payables and non-current other payables to separate lines in the consolidated balance sheet for amounts due to, and amounts due from, contract customers; the separate presentation of current and non-current provision balances; the reclassification of computer software in property, plant and equipment and other amounts in trade and other receivables to intangible assets–other; and the reclassification of certain reserves balances between retained earnings and other reserves.

(j) *Income statement reclassifications.* Amounts in the reclassifications column in the income statement relate mainly to the reclassification of the operating results and profit / loss on disposal of discontinued operations onto a single line and the separate presentation of finance costs and finance income.

5. 2006 AND 2005 PREPARED IN ACCORDANCE WITH IFRS

Except where stated otherwise, all unaudited information in this section 5 has been extracted without material adjustment from Invensys' internal accounting records.

Operating Review For The Group

Summary Group Financial Indicators

The Summary Group financial information set out below has been extracted without material adjustment from the audited consolidated financial information for the year ended 31 March 2006 prepared in accordance with IFRS, as set out in Part 11 ("Financial Information for Years Ended 31 March 2006 and 31 March 2005 (IFRS)") with comparatives for the year ended 31 March 2005 restated to comply with IFRS.

For the year ended 31 March	2006	2005
	£m	£m
Revenue	2,457	2,359
Operating profit before exceptional items	191	165
Exceptional items	(60)	(189)
Operating profit/(loss)	131	(24)
Foreign exchange (losses)/gains	(33)	16
Net finance costs	(119)	(137)
Other finance charges – IAS 19	(5)	(15)
Loss before taxation	(26)	(160)
Taxation	(12)	10
Loss from continuing operations	(38)	(150)
Profit from discontinued operations	60	44
Profit/(loss) for the year	22	(106)
Free cash flow excluding legacy payments	100	39
Net finance cost cover *(times)*[1]	1.6	1.2
Net pension liability	(489)	(574)

[1] Net finance cost cover is measured as the number of times operating profit before exceptional items covers net finance costs.

Orders (unaudited)

Orders received in the year ended 31 March 2006 for continuing operations of £2,637 million rose 5% at CER compared to £2,438 million for the year ended 31 March 2005. Increases in order intake at CER were seen at Process Systems, Rail Systems and at APV but reductions were reported by Controls and Eurotherm. A summary of orders by business group and movements by CER is set out below.

For the year ended 31 March	2005 Orders	2005 Exchange	2005 Adjusted Base[1]	2005/2006 change at CER	2006 Orders	2005/2006 % change[2]
	£ m	£ m	£ m	£ m	£ m	
Controls	797	26	823	(26)	797	(3)%
Process Systems	675	25	700	98	798	14%
Rail Systems	454	8	462	42	504	9%
APV	390	11	401	18	419	5%
Eurotherm	122	3	125	(6)	119	(5)%
Continuing Operations	**2,438**	**73**	**2,511**	**126**	**2,637**	**5%**

[1] 2005 Adjusted Base reflects orders for 2005 at 2006 exchange rates.

[2] % Change is measured as the 2005/2006 change at CER as a percentage of the 2005 Adjusted Base and is calculated based on underlying amounts in £'000s.

The order book for the Group at 31 March 2006 was £2,006 million, an increase of 5.8% over the order book at 31 March 2005 of £1,896 million. The order book for continuing operations increased from £1,807 million at 31 March 2005 to £1,995 million at 31 March 2006, an increase of 10.4%. The increase in order book was largely attributable to Process Systems and Rail Systems which increased by £84 million and £72 million respectively.

Revenue

Revenue was £2,457 million in the year ended 31 March 2006, an increase of 4% over the year ended 31 March 2005 (£2,359 million). The Group has operations around the world and as a result has a significant exposure to movements in foreign exchange rates and in particular to the US dollar. The US dollar strengthened by 3% from an average rate of $1.85 to an average rate of $1.79 against sterling over the same period. The translation effect of foreign exchange rates during the year ended 31 March 2006 was an increase in revenue of £70 million or 3%.

Revenue at CER increased by £28 million or 1% in the year ended 31 March 2006 compared to the prior year. While Process Systems, Rail Systems and APV saw a rise in revenue at CER, revenue at Controls and Eurotherm fell in line with order intake reductions, as detailed below:

For the year ended 31 March	2005 Revenue	2005 Exchange	2005 Adjusted Base[1]	2005/2006 change at CER	2006 Revenue	2005/2006 % change[2]
	£ m	£ m	£ m	£ m	£ m	
Controls	810	26	836	(48)	788	(6)%
Process Systems	655	25	680	45	725	7%
Rail Systems	412	7	419	19	438	5%
APV	360	10	370	18	388	5%
Eurotherm	122	2	124	(6)	118	(5)%
Continuing Operations	**2,359**	**70**	**2,429**	**28**	**2,457**	**1%**

1 2005 Adjusted Base reflects revenue for 2005 at 2006 exchange rates.

2 % Change is measured as the 2005/2006 Change at CER as a percentage of the 2005 Adjusted Base and is calculated based on underlying amounts in £'000s.

Operating profit and margin

Operating profit before exceptional items was £191 million in the year ended 31 March 2006 (2005: £165 million), which represents an increase of 16% with favourable impacts from currency translation adjustments of £7 million stemming from movements in the US dollar.

At CER, operating profit increased by £19 million (11%) resulting in an operating margin of 7.8% (2005: 7.0%). An improved performance by Process Systems, a steady performance at Rail Systems and a further reduction in corporate costs were offset by anticipated weaker performance at Controls and break-even at APV. CER movements by business are tabulated below.

For the year ended 31 March	2005 OPBIT[3]	2005 Exchange	2005 Adjusted Base[1]	2005/2006 change at CER	2006 OPBIT	2005/2006 % change[2]
	£ m	£ m	£ m	£ m	£ m	
Controls	85	3	88	(24)	64	(28)%
Process Systems	43	1	44	37	81	85%
Rail Systems	61	1	62	3	65	5%
APV	5	1	6	(6)	–	(100)%
Eurotherm	17	1	18	(2)	16	(8)%
Corporate	(46)	–	(46)	11	(35)	23%
Continuing Operations	**165**	**7**	**172**	**19**	**191**	**11%**

1 2005 Adjusted Base reflects OPBIT for 2005 at 2006 exchange rates.

2 % Change is measured as the 2005/2006 Change at CER as a percentage of the 2005 Adjusted Base and is calculated based on underlying amounts in £'000s.

3 OPBIT means operating profit before exceptional items.

Exceptional items

Exceptional items for continuing operations in the year ended 31 March 2006 totalled £60 million or 2.4% of revenue (2005: £189 million or 8.0% of revenue). This included restructuring costs of £41 million or 1.7% of revenue (2005: £50 million or 2.1% of revenue), which principally relate to employee severance. Property, plant and equipment impairments of £14 million (2005: £61 million) arose predominantly from restructuring activities in the Controls business. The loss attributable to sale of assets and operations amounted to £13 million (2005: £3 million) mostly due to the sale of a number of small operations and assets within Process Systems and Controls. In addition, £8 million (2005: £nil) of other operating exceptional items were reported including an £8 million credit relating to past service costs on the US Healthcare defined benefit scheme. A full analysis of 2005 exceptional items is given in note 3 to the audited consolidated financial information included in Part 11 ("Financial Information for the years ended 31 March 2006 and 31 March 2005 (IFRS)").

Foreign exchange gains and losses

Foreign exchange losses in the year ended 31 March 2006 of £33 million (2005: £16 million gain) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings held in companies whose functional currency is sterling.

Of the exchange losses, £23 million arose on US dollar borrowings.

The Group's hedging policy is determined by reference to the currency of the underlying cash generation, ensuring, as far as possible, an economic hedge. This results in an unhedged position under IAS 21.

Net finance costs

Net finance costs reduced by £18 million to £119 million (2005: £137 million). The reduction in net charge compared to 2005 mostly reflects the reduction in borrowing attributable to proceeds from the disposals of Lambda and ABS EMEA. 2005 also included a £6 million write-off of facility costs on the redemption of the Term A1 Facility and Term A2 Facility (see paragraph 14.4 of Part 16 ("Additional Information") for a description of these). This reduction in finance costs together with improved operating profit led to an increase in net finance costs cover from 1.2 times to 1.6 times.

Taxation

The tax charge for the year ended 31 March 2006 was £12 million (2005: credit of £10 million) which comprises a charge for taxation on ordinary activities of £23 million (2005: £21 million) and a prior year net tax credit of £11 million (2005: credit of £31 million) relating to settlements reached with the tax authorities in a number of territories.

Profit from discontinued operations

Discontinued operations comprise ABS EMEA, Lambda, APV Baker and IBS; the sale of ABS EMEA, Lambda and APV Baker completed during the year ended 31 March 2006, on 29 July 2005, 30 September 2005 and 31 March 2006 respectively for an aggregate gross consideration of £212 million. The disposal of IBS is expected to complete by the end of July 2006. Profit after tax in 2006 from these discontinued operations was £60 million.

Profit/(loss) for the year

Profit for the year ended 31 March 2006 was £22 million (2005: loss of £106 million). Key influences were increased operating profit before exceptional items, reduced exceptional items and net finance costs, partly offset by foreign exchange losses and the lower prior year net tax credit.

Free cash flow

The year ended 31 March 2006 produced a free cash flow excluding legacy payments of £100 million (2005: £39 million). After payments totalling £175 million (2005: £181 million) in respect of legacy liabilities, total free cash outflow was £75 million (2005: outflow of £142 million). The improvement in free cash flow excluding legacy payments was influenced by higher operating profit, improved working capital management, reduced net capital expenditure and lower restructuring spend. Net capital expenditure decreased to £64 million (2005: £74 million), mostly attributable to disposals in 2005 and 2006 which resulted in a saving of £8 million. Restructuring cash spend reduced in line with the Group's restructuring programme costs.

Pension liabilities

Actuarial assessments of pension assets and liabilities have been updated as at 31 March 2006, resulting in an actuarial loss of £88 million for the year ended 31 March 2006 (2005: loss of £50 million). Overall the pension liability of £489 million as at 31 March 2006 (2005: £574 million) has reduced by £85 million since 31 March 2005. Contributions to defined benefit schemes in the year ended 31 March 2006 totalled £181 million, of which £16 million was paid from disposal proceeds and £105 million was paid into the UK Plan following the conclusion of the triennial valuation. In addition, there were £9 million of payments to defined contribution schemes in the year ended 31 March 2006.

The Trustee of the UK Plan undertook a triennial valuation with effect from 30 September 2005, resulting in agreement of a definitive future funding plan for the UK Plan. In addition, amendments were made to the Trust Deed to permit the Trustee to invest in a broader range of assets, and to invest in order to meet a target rate of return rather than in specific asset classes. The Trustee has informed the Company that it intends to invest in order to meet a target rate of return of government bonds plus 1%. Following these changes, it was agreed that there was no longer a need to seek the Court's opinion on the investment powers contained in the Trust Deed.

Other legacy liabilities

During the year ended 31 March 2006, other legacy liabilities reduced by £47 million to £122 million. This reduction was due to cash settlements of £29 million on various litigation, environmental, tax and transition issues, along with an £8 million release of the taxation provision following some further settlements. In addition, £15 million of the taxation provision was attributable to businesses disposed in the year and the tax liability was disposed with those businesses.

Financial Position At Year End

Capital structure

The Group's capital structure is as follows:

As at 31 March	2006	2005
	£m	£m
Capital employed	164	326
Cash and cash equivalents	450	638
Borrowings[1]	(1,207)	(1,440)
Net debt	(757)	(802)
Total equity – deficit	(593)	(476)
Comprising:		
– Equity holders of parent	(659)	(609)
– Minority interest	66	133

Total equity – deficit

The Company had an issued share capital of approximately 5,687 million ordinary shares of 1p as at 31 March 2006. As at 31 March 2006, Invensys had, and after the application of the net proceeds from the Rights Issue, Invensys will continue to have, a significant deficit on distributable reserves and is subject restrictions on payment of dividends under the terms of the High Yield Bonds. Accordingly, Invensys is unlikely to be able to pay dividends for the foreseeable future.

Minority interests

Minority interests decreased from £133 million as at 31 March 2005 to £66 million as at 31 March 2006 reflecting mainly the minority interest associated with Lambda which was disposed of during September 2005.

Net debt

Net debt decreased from £802 million to £757 million during the year ended 31 March 2006, a £233 million reduction in gross debt being offset by a £188 million decrease in cash and cash equivalents. The principal components of the reduction in gross debt were repayments of Term B1/B2 Facilities (see paragraph 14.4 of Part 16 ("Additional Information") for details of these) and euro medium term note borrowings (£273 million and £24 million respectively) and the disposal of £14 million of debt with the Lambda business offset by an exchange movement of £79 million. Within cash and cash equivalents, free cash flow excluding legacy payments of £100 million, net cash divestment proceeds of £170 million and an exchange gain of £27 million were offset by debt repayments totalling £303 million and legacy payments of £175 million (including pension contributions of £146 million).

[1] £5 million of borrowings as at 31 March 2006, are included in Liabilities held for sale as set out in Note 23 of the audited consolidated financial information for the year ended 31 March 2006.

Capital employed

Capital employed reduced by £162 million in the year ended 31 March 2006 from £326 million as at 31 March 2005 to £164 million as at 31 March 2006. Divested businesses accounted for a reduction in capital employed of £184 million and working capital was reduced by £50 million. This was offset by a movement of around £70 million in the pension liability relating to continuing operations.

Business Group Performance and Developments

Revenue by Sector and Revenue by Geography (destination) statistics are based on revenue for the year ended 31 March 2006.

Controls Business

Markets

Controls operates globally in the appliance and climate markets. The disposal of IBS has been announced and is expected to complete at the end of July 2006. This will complete the exit of Controls from the building systems business. The Revenue by Sector and Revenue by Geography statistics below exclude the revenue of IBS, which has been transferred to discontinued operations.

Revenue by Sector (unaudited)

For the year ended 31 March 2006	
Appliance	47%
Residential property	17%
General industries	9%
Discrete manufacturing	13%
Commercial property	9%
Utilities & power	5%

Revenue by Geography (destination) (unaudited)

For the year ended 31 March 2006	
United Kingdom	12%
Europe (excluding the United Kingdom)	24%
North America	50%
South America	6%
Asia Pacific	7%
Africa & Middle East	1%

Controls' main appliance markets in Europe and North America have shown modest overall growth in the year ended 31 March 2006 but its main customers, Western appliance manufacturers, have been experiencing increasing competitive pressures as Korean and other Asian manufacturers seek to increase their market share. The global climate markets have also delivered modest growth buoyed by high levels of new residential construction across the world.

Developments

Controls has suffered significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance businesses in October 2004. In October 2005, Chan Galbato joined as Business President from Home Depot; prior to Home Depot, he gained considerable experience in achieving turnarounds in industrial and manufacturing operations. Under his leadership, Controls is implementing a broad range of actions to improve its manufacturing quality and efficiency and counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. He is also strengthening his leadership team through the recruitment of several senior managers and engineers to increase execution capabilities.

In manufacturing, some of Controls' larger plants have experienced poor product quality and delivery performance, evidenced by the two major gas valve recalls since August 2004, and low levels of on-time delivery to customers. At the same time, it has a larger than optimal cost base compared with many of its competitors as it

has been slow to move production capacity to low-cost countries. These quality and on-time delivery issues have also restricted its ability to achieve price rises and recover increased costs in several of its markets. Its plans include investing in reorganising and improving the manufacturing cells within these larger plants, seeking cost efficiencies through its new supply chain management team and addressing its inventory management to ensure the availability of product to improve significantly its on-time delivery to customers. While these quality and delivery issues are being addressed, the rate of transfer of manufacturing capacity to low-cost jurisdictions has been slowed down so that such transfers can take place from a stable foundation.

In the appliance market, many of Controls' existing customers are under pricing pressure as Korean and other Asian manufacturers work to build market share. This pricing pressure is being passed on to Controls and other suppliers in the industry. In addition, it is also experiencing growing competition at the lower end of its product range from competitors in lower cost countries. In the short term, Controls is negotiating volume increases to counter the requested reductions in selling prices and is introducing new and more cost competitive products that help its customers address their cost issues. In the medium term, Controls intends to build market share with Asia based manufacturers, particularly when they commence manufacture outside their home markets.

Performance

For the year ended 31 March	2006	2005	% change at CER	% total change
	£m	£m		
Orders	797	797	(3)%	0 %
Revenue	788	810	(6)%	(3)%
Operating profit before exceptional items (OPBIT)	64	85	(28)%	(25)%
Operating margin (%) (OPBIT as a % of revenue)	8.1%	10.5%		
Operating cash flow	48	69		(30)%
Employees at year end (numbers)	13,921	14,534		(4)%

In the year ended 31 March 2006, orders were £797 million, down 3% at CER from the prior year mainly due to the disposal of some smaller building services businesses and the previously announced cessation of a major contract at IMServ. Within its main climate and appliance markets, the decline experienced in the first half of the year ended 31 March 2006, due mainly to pricing pressure in Europe and North America and volume declines within the Asian reversing valve business, stabilised as the year progressed and showed a slight increase at CER in the second half.

Revenue followed similar trends and was down 6% at CER to £788 million for the year ended 31 March 2006 but, as with order intake, the performance improved slightly as the year progressed.

Operating profit fell to £64 million for the year ended 31 March 2006 from £85 million in the prior year, a decline of 28% at CER, and operating margin was 8.1% compared with 10.5% in the prior year. As well as the gearing effect of the reduced revenue, operating profit was affected by the inability to pass on to customers, due to pricing pressures, some of the raw material cost increases and the additional overhead costs associated with the performance improvement programme. Operating cash flow for the year ended 31 March 2006 was reduced to £48 million, in line with the fall in operating profit.

The business continues to expect that the costs of the two product recalls announced in August 2004 and August 2005 will be contained within the £30 million provision made in the year ended 31 March 2005.

During the year ending 31 March 2007, Controls will continue to focus on the stabilisation of its business and implementing further elements of its restructuring programme.

Process Systems Business

Markets

Process Systems operates mainly in the oil & gas, utilities & power, petrochemicals and general industries markets.

Revenue by Sector (unaudited)

For the year ended 31 March 2006	
Oil & gas upstream	33%
Oil & gas downstream	7%
Utilities & power	15%
Petrochemicals	14%
General industries	19%
Other	12%

Revenue by Geography (destination) (unaudited)

For the year ended 31 March 2006	
United Kingdom	4%
Europe (excluding the United Kingdom)	28%
North America	38%
South America	6%
Asia Pacific	16%
Africa & Middle East	8%

The oil & gas, both upstream and downstream, and petrochemicals markets are buoyed by high crude oil prices and have seen significant growth due to the need for customers to increase capacity to meet rising global demand and to increase the efficiency of existing refinery plants, particularly in Western Europe and North America, where greenfield construction is limited by planning and environmental constraints.

The utilities and power generation markets are also growing due to the expansion of capacity, particularly in Asia, and the need for customers to increase efficiency from existing plants elsewhere.

Developments

During the two years ended 31 March 2006, Process Systems underwent significant restructuring across all aspects of its business, in particular the strengthening of its leadership team, the reorganisation of the way it interfaces with its major customers, the enhancement of its technology portfolio and the reduction in the complexity of its overhead structure. These actions have restored its position as a leader[1] in the global market for process automation. Since 31 March 2006, it has improved its technology offering by the launch of InFusion™, a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. InFusion™ is planned to become a high-growth product offering.

With the completion of the restructuring, Process Systems is now embarking upon achieving an increase in market share through growth in orders and revenue. In particular, it has already achieved significant success in increasing the amount of business that it does with its seven global key accounts, whose endorsement of its technology provides confidence that Process Systems has the capability to achieve this market share growth.

Performance

For the year ended 31 March	2006	2005	% change at CER	% total change
	£m	£m		
Orders	798	675	14%	18%
Revenue	725	655	7%	11%
Operating profit before exceptional items (OPBIT)	81	43	85%	88%
Operating margin (%) (OPBIT as a % of revenue)	11.2%	6.6%		
Operating cash flow	79	51		55%
Employees at year end (numbers)	6,853	6,669		3%

Process Systems produced a strong performance in the year ended 31 March 2006 with significant increases in orders, revenue and operating profit, demonstrating the strength of many of its markets and the benefits of the restructuring over the past two years.

1 By reference to revenue (*Source: Company estimates*).

Order intake was up 14% at CER at £798 million for the year ended 31 March 2006, momentum building as the year progressed with a 20% increase at CER in the final quarter. Orders from its seven global key accounts, which accounted for 19% of total Process Systems orders, rose by 27% in the year ended 31 March 2006. This improvement was wide ranging and occurred across all its major business sectors and geographies, with particular success in the oil and gas markets in the Middle East and North America, and the power generation market in Asia Pacific.

Revenue improved by 7% at CER to £725 million for the year ended 31 March 2006 as the recent improvement in order intake began to be reflected in revenue. Operating profit nearly doubled over the prior year largely due to the gearing effect of the increase in revenue. Operating margin improved significantly to 11.2% for the year ended 31 March 2006 compared with 6.6% in the previous year. The improved operating performance led to a 55% increase in operating cash flow to £79 million.

Process Systems expects its major markets, particularly the oil, gas and power generation sectors, to remain buoyant for the year ending 31 March 2007.

Rail Systems Business

Markets

Revenue by Sector (unaudited)

For the year ended 31 March 2006	
Mainline	39%
Mass transit	24%
Product	20%
Logistics	15%
SCADA	2%

Revenue by Geography (destination) (unaudited)

For the year ended 31 March 2006	
United Kingdom	36%
Europe (excluding the United Kingdom)	22%
North America	33%
Asia Pacific	9%

The market for rail signalling and other systems in which Rail Systems operates is expected to show sustained growth as many countries are increasing their investment in transport infrastructure, in particular mainline and mass transit railways.

In the United Kingdom, Network Rail, which owns and operates most of the rail infrastructure, is significantly increasing its investment in improving the train network and has forecast that its spending on signalling renewals will increase from £272 million in the year ended 31 March 2006 to £568 million in the year ending 31 March 2009.

In North America, Rail Systems main market for rail crossings, federal funding has increased following the signing of the US Transportation Bill.

In export markets, Rail Systems is exploring new opportunities in Eastern Europe, Latin America, the Far East and Scandinavia.

Developments

In the UK mainline business, Rail System's main customer, Network Rail, has continued its reorganisation designed to reduce the cost of signalling, implementing long-term supply contracts and transferring more project execution risk to suppliers. As a result of this process, the level of order flow from Network Rail continued to be slower than normal in the first quarter of the year ended 31 March 2006, but has since returned to more normal levels. Rail Systems has recently been awarded "preferred bidder" status on three Category A large signalling renewal framework contracts by Network Rail. This preferred bidder success on three out of the six available framework contracts confirms our continued market leadership in the UK mainline market and provides the

opportunity for over £200 million of revenue in the next five years. Final agreement on the framework contracts and the award of the first two projects under these contracts is expected shortly.

The 14-year £960 million Public Private Partnership ("PPP") contracts to install new signalling and train control systems for approximately two thirds of the London Underground, which were awarded in 2003, are proceeding slightly slower than anticipated but the pace of work is expected to accelerate during the second half of the year ending 31 March 2007.

In Iberia, Rail Systems has continued its success in gaining orders for signalling in the new High Speed Line network under construction, with its participation in the winning consortium in April 2006 for the line between Madrid and Segovia.

In the US rail crossings market, order levels in recent years have been reduced due to the delays in signing of the US Transportation Bill, which provides funding for the rail crossings safety renewals. However, following signing of the Bill in August 2005, the level of orders is showing signs of returning to more normal levels and should increase further as the additional federal funding reaches the business' customers.

In addition, Rail Systems, building upon its success in the Chinese mass transit market, is targetting a number of attractive opportunities in the Far East and Latin America and is carrying out market studies in the new member states of the EU and in other emerging markets. For example, it has recently won a series of contracts and agreements worth approximately £43 million with Marubeni of Japan. These contracts will provide Marubeni with technical support services and technical consultancy on a major new railway signalling project in Taiwan.

Performance

For the year ended 31 March	2006	2005	% change at CER	% total change
	£m	£m		
Orders	504	454	9%	11%
Revenue	438	412	5%	6%
Operating profit before exceptional items (OPBIT)	65	61	5%	7%
Operating margin (%) (OPBIT as a % of revenue)	14.8%	14.8%		
Operating cash flow	92	57		61%
Employees at year end (numbers)	2,909	2,939		(1)%

The pace of order intake accelerated during the second half of the year ended 31 March 2006 as Network Rail progressed towards the end of its procurement changes and the slowdown of orders for rail crossings in the US was reversed, offset in part by a reduction in orders in Iberia following a strong performance in the year ended 31 March 2005. Orders in the financial year ended 31 March 2006 were £504 million, an increase of 9% at CER.

The improved order position is gradually being reflected in revenue, which grew by 5% at CER in the year ended 31 March 2006 to £438 million with increased levels of activity on the PPP contracts for the London Underground and good performances in North America.

Operating profit increased by 5% at CER to £65 million in the year ended 31 March 2006, producing an operating margin of 14.8%, the same as the previous year. Operating cash flow was up 61% at £92 million in the year ended 31 March 2006 due to improved cash management, particularly on long-term contracts.

APV Business

Markets

Revenue by Sector (unaudited)

For the year ended 31 March 2006	
Food, beverage & dairy	74%
General industries	12%
Pharmaceuticals	2%
Oil & gas upstream	4%
Utilities and power	7%
Other	1%

Revenue by Geography (destination) (unaudited)

For the year ended 31 March 2006	
United Kingdom	3%
Europe (excluding the United Kingdom)	46%
North America	13%
South America	5%
Asia Pacific	24%
Africa & Middle East	9%

The markets in which APV operates are generally expected to increase in line with gross domestic product of the relevant economies. Although APV is experiencing good growth in the market for industrial heat exchangers, particularly for water desalination plants in the Middle East, the opportunities are tempered by a shortage of titanium, an important raw material for industrial heat exchangers.

Developments

APV has undergone a radical restructuring during the two years ended 31 March 2006 to address its financial and operational underperformance. Although operations are now at breakeven, further action is now being taken to generate a more stable and profitable financial performance.

In order to improve the poor financial performance of its project business, the business has instituted new procedures to reduce the risk on projects that it undertakes; it is also increasing the use of standardised engineering solutions. This has resulted in a lower level of project orders and now steps are being taken to reduce the level of overheads in the project business to reflect this change. Sales and marketing efforts have been refocused upon products, spares and services ("PSS"), addressing APV's large installed base; good progress has been made and PSS now represents over half of APV's revenue.

Performance

For the year ended 31 March	2006	2005	% change at CER	% total change
	£m	£m		
Orders	419	390	5%	7%
Revenue	388	360	5%	8%
Operating profit before exceptional items (OPBIT)	0	5	(100)%	(100)%
Operating margin (%) (OPBIT as a % of revenue)	0.0%	1.4%		
Operating cash flow	6	(16)		138%
Employees at year end (numbers)	2,760	2,606		6%

Order intake in the year ended 31 March 2006 rose 5% at CER to £419 million due mainly to a significant increase in orders for large industrial heat exchangers. Project orders declined as the business implemented its revised procedures designed to reduce the risk on new projects.

Revenue rose by 5% at CER to £388 million in the year ended 31 March 2006. Project sales showed a small increase with a strong performance in Europe offset by weaker revenue in Asia and North America. PSS revenue increased reflecting the growth in the market for large industrial heat exchangers and the efforts to increase the servicing and spares market within its installed base.

Operating profit was at break-even in the year ended 31 March 2006 compared with a profit of £5 million in 2005. This was due mainly to losses incurred in the project business caused by a number of factors including the slower than expected reduction in overheads, cost overruns on some current contracts and warranty costs associated with some older, completed contracts. Operating cash inflow was £6 million for the year ended 31 March 2006 compared with an outflow of £16 million in the previous year.

Eurotherm Business

Markets

Revenue by Sector (unaudited)

For the year ended 31 March 2006	
General industries	42%
Discrete manufacturing	24%
Heat treatment	14%
Pharmaceuticals	6%
Utilities & power	4%
Other	10%

Revenue by Geography (destination) (unaudited)

For the year ended 31 March 2006	
United Kingdom	12%
Europe (excluding United Kingdom)	43%
North America	20%
South America	2%
Asia Pacific	21%
Africa & Middle East	2%

In Eurotherm's traditional markets in Europe and North America, the level of construction of new manufacturing plants is not expected to experience much, if any, growth due to the transfer of production to low cost countries. Certain industries such as plastics are being affected by high feedstock (input) prices and are hence declining. Growth in the Asian market and China in particular is expected to be significant for the foreseeable future.

Developments

Eurotherm is undergoing a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture growth in Asia.

The business is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacturing and to establish a large manufacturing base in Poland. These proposals are expected to improve Eurotherm's competitive position by significantly reducing its manufacturing costs.

In order to capture the strong growth in capacity within Asian markets, Eurotherm is constructing a facility in Shanghai, China, and this is due to begin production towards the end of the first half of the year ending 31 March 2007.

Eurotherm is also refocusing its sales and marketing efforts to concentrate efforts into growth market sectors (including Asia), especially heat treatment, life sciences, glass and power. In November 2005, the majority of Eurotherm's distribution agreement with its former Drives business was terminated, which, is expected to result in a reduction in revenue of approximately £10 million per annum. Actions are being investigated to mitigate the loss of this contract.

Performance

For the year ended 31 March	2006	2005	% change at CER	% total change
	£m	£m		
Orders	119	122	(5)%	(2)%
Revenue	118	122	(5)%	(3)%
Operating profit before exceptional items (OPBIT)	16	17	(8)%	(6)%
Operating margin (%) (OPBIT as a % of revenue)	13.6%	13.9%		
Operating cash flow	15	17		(12)%
Employees at year end (numbers)	1,126	1,191		(5)%

Eurotherm's performance was affected by weaknesses in some of its markets, particularly in the US plastics industry which has been affected by high feedstock (input) prices, and by the termination of the majority of the distribution agreement with its former Drives business. As a result, orders and revenue in the year ended 31 March 2006 were both 5% lower at CER than the prior year, although there were some positive signs in the fourth quarter of the financial year ended 31 March 2006.

Operating profit reduced by 8% at CER to £16 million in the year ended 31 March 2006 due to the gearing effect of the reduced revenue but, through control of overhead expenditure, operating margin held up at 13.6%, similar to the prior year. Operating cash flow was £15 million for the year ended 31 March 2006 compared with £17 million in the prior year.

Corporate Costs

Corporate costs were £35 million in the year ended 31 March 2006, a £11 million reduction from the prior year.

6. Liquidity and Capital Resources

Overview

Historically, the Group has financed its capital and working capital requirements through a combination of cash flows from operating activities and long-term debt financing. The Group's currently existing long-term borrowings consist of a mixture of debt securities and committed bank facilities, both term and revolving, together with a bonding facility to provide letters of credit and bank guarantees. See Part 5 ("Extract from Letter from the Chairman—The 2006 Refinancing") and Part 16 ("Additional Information—Material Contracts") for information on the Group's current and proposed capital structure including any material terms, covenants and restrictions applicable.

Historical Cash Flows

Years ended 31 March 2005 and 2004 (UK GAAP)

Year ended 31 March	(UK GAAP)	
	2005	2004
	(£m)	(£m)
Net cash inflow/(outflow) from operating activities	92	(207)
Returns on investments and servicing of finance	(126)	(121)
Taxation	(76)	(73)
Capital expenditure and financial investment	(58)	(115)
Acquisitions and disposals	361	486
Issue of ordinary shares	–	448
Other movements in net debt	1	152
Movement in net debt in period	194	570
Net debt at beginning of period	(986)	(1,556)
Net debt at end of period	(792)	(986)

Net Cash Inflow/(Outflow) from Operating Activities

Net cash inflow from operating activities increased between the year ended 31 March 2004 and the year ended 31 March 2005 by £299 million, to £92 million in 2005 from an outflow of £207 million in 2004. The outflow in 2004 included an outflow of £192 million related to the repayment of a receivables discounting facility. The improved cash flow also reflected the management of working capital.

Returns on Investments and Servicing of Finance

The cash outflows relating to returns on investments and servicing of finance were £126 million in the year ended 31 March 2005 as compared to £121 million for the year ended 31 March 2004. The change reflects the increased cost of borrowing under the Current Senior Credit Facilities agreed as part of the 2004 Refinancing.

Taxation

Cash outflows relating to taxation were £76 million in the year ended 31 March 2005 as compared to £73 million in the year ended 31 March 2004. The taxation cash flow for the year ended 31 March 2005 included £40 million associated with legacy tax settlements.

Capital Expenditure and Financial Investment

Cash flows relating to capital expenditure and financial investment reduced to £58 million in the year ended 31 March 2005 from £115 million in the year ended 31 March 2004. This reduction was largely attributable to the disposal of Hansen Transmissions where there was a significant investment in a factory in 2004.

Acquisitions and Disposals

Net cash inflows relating to acquisitions and disposals were £361 million in the year ended 31 March 2005. Net cash inflows relating to acquisitions and disposals were £486 million in the year ended 31 March 2004. The principal proceeds from disposals in the year ended 31 March 2005 were £307 million relating to the sale of Powerware and £91 million for Hansen Transmissions offset by cash costs of disposal.

Other Movements in Net Debt

The principal elements in other movements in net debt are exchange translation differences and the transfer of facility fees to prepayments in respect of the 2004 Refinancing. The two years ended 31 March 2005 were principally influenced by the movement of the US dollar and euro against pounds sterling. In net debt, there was a favourable translational gain of £6 million for the year ended 31 March 2005.

Years ended 31 March 2006 and 2005 (IFRS)

Year ended 31 March	(IFRS) 2006 (£m)	(IFRS) 2005 (£m)
Operating activities		
Cash generated from operations	116	112
Income taxes paid	(25)	(76)
Interest paid	(140)	(131)
Cash flows from operating activities	(49)	(95)
Investing activities		
Interest received	30	18
Capital expenditure	(68)	(76)
Net proceeds from sale of subsidiaries	181	361
Dividends paid to minority interests	(4)	(14)
Cash flows from investing activities	139	289
Financing activities		
Net repayment of borrowings	(305)	(111)
Cash flows from financing activities	(305)	(111)
Net (decrease)/increase in cash and cash equivalents	(215)	83
Cash and cash equivalents at beginning of year	638	562
Net foreign exchange difference	27	(7)
Cash and cash equivalents at end of year	450	638
Cash and cash equivalents at end of year	450	638
Borrowings[1]	(1,207)	(1,440)
Net debt	(757)	(802)

[1] Borrowings represent bank loans, other loans and finance lease liabilities excluding bank overdrafts, which are included in cash and cash equivalents. Borrowings at 31 March 2006 include £5 million, relating to IBS and are included under Liabilities held for sale in the audited consolidated financial information for 2006.

Net cash flow from operating activities

Net cash inflow from operating activities increased between the year ended 31 March 2006 and the year ended 31 March 2005 by 48.4% or £46 million, to an outflow of £49 million in the year ended 31 March 2006 from an outflow of £95 million in the year ended 31 March 2005. The improvement was due to reduced tax payments, improved operating profit and working capital management off-set in part by pension contributions paid in excess of the charge for 2006.

Cash flows from investing activities

Cash inflows from investing activities were £139 million in the year ended 31 March 2006. Cash inflows from investing activities were £289 million in the year ended 31 March 2005. The change reflects the higher disposal proceeds in 2005, principally attributable to the sale of the Powerware business.

Cash flows from financing activities

Cash outflows on financing activities were £305 million in the year ended 31 March 2006. Cash outflows on financing activities were £111 million in the year ended 31 March 2005. The change was due to the repayment of the Term B US$ and euro loans.

Net foreign exchange difference

The foreign exchange translation differences in the two years ended 31 March 2006 are principally attributable to the movement of the US dollar and euro against pounds sterling. In cash and cash equivalents, there was a favourable translational gain of £27 million for the year ended 31 March 2006, principally as a result of the strengthening of the US dollar.

Historical Borrowings (IFRS)

The following table summarises the principal payments of the Group due by period on a consolidated basis as at 31 March 2006.

This financial data has been extracted without material adjustment from Part 11 ("Financial Information for Years Ended 31 March 2006 and 31 March 2005 (IFRS)") of this Document and should be read in conjunction with that Part.

	Principal Payments Due by Period				
	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(£ millions)				
Bank loans and other loans	1,199	10	5	1,184	–
Finance lease commitments	8	2	2	3	1
Total borrowings	1,207	12	7	1,187	1

Total borrowings amounted to £1,207 million as at 31 March 2006, compared with £1,440 million as at 31 March 2005. Borrowings at 31 March 2006 included £5 million disclosed as Liabilities held for sale in note 23 Part II. Net debt (defined as borrowings less cash and cash equivalents) amounted to £757 million as at 31 March 2006 compared with £802 million as at 31 March 2005.

Treasury Policy

The objective of the Group's treasury policy is to ensure that:

- Adequate financial resources are available for the development of the Group's businesses, ensuring also long-term security in support of the Group's products for the benefit of customers. This includes the provision of funding for capital expenditure, working capital and the bonding requirements of the Group's contract businesses.
- Financial risk of currency, interest rate and counterparty exposure is minimised as far as possible, as set out in the following sections, and that no speculative transactions are undertaken.

Group Treasury policy is to centralise its operations as far as possible except where key trading arrangements specific to any individual business are concerned. It does, however, strongly influence key policies such as currency transaction exposure management. It offers the following major services:

- Cash management and funding of all world-wide operations. This is offered as far as possible through automated cash management procedures.
- Foreign exchange risk protection products.
- Inter company settlement mechanism.
- Bonding instrument issuance.

The Group's policy in respect of the major areas of treasury management is set out below.

Interest rate risk

The Group's policy is to set the proportion of fixed and floating rate debt taking into account several factors including:

- The profitability of the Group in relation to the business cycle and the consequent level of interest rates in relation to that business cycle.
- The absolute levels of interest rates.
- The financial leverage of the Group.

In addition the Group has undertaken under the Current Senior Credit Facilities and will undertake under the New Senior Credit Facilities to ensure various covenant ratios. See paragraph 14 of part 16 ("Additional Information") for details of these covenants.

To implement this policy the Group uses fixed-rate borrowings, interest rate swaps, forward rate agreements and currency swaps to manage its interest rate exposure.

As at 31 March 2006, £911 million was in fixed rate form, representing 120% of net debt and 75% of gross debt (2005: £926 million, representing 115% of net debt and 64% of gross debt).

Currency risk

Translation exposure

In common with other companies operating with many international subsidiaries, a currency risk arises on the translation of the results of foreign subsidiaries into sterling. This risk is not hedged.

Similarly a currency risk arises on the translation of the balance sheets of foreign subsidiaries into sterling and the translation of non-sterling borrowings in those Group companies with a sterling functional currency, including the Company.

Gains and losses resulting from the translation of the net assets of foreign subsidiaries into sterling are recorded in reserves. Gains and losses resulting from the translation of non-sterling borrowings in those Group companies with a sterling functional currency are recorded in reserves to the extent that they match gains or losses on the translation of the net assets of foreign subsidiaries. Other gains and losses are recorded in the income statement.

The Group does not target a level of liabilities so that gains and losses are only recorded in reserves but rather targets a level of net debt by currency according to the level of cash generation by the Group, together with some other measures. The relevant measures include:

- Assets to liabilities;
- Earnings to liabilities;
- Earnings to interest;
- Liabilities by currency to total liabilities; and
- Interest by currency to total interest.

The use of these measures helps to minimise the risk of breach of any financial covenant by reason of the movement in interest rates or exchange rates alone.

The Group adjusts the level of currency liabilities by using forward foreign exchange contracts.

Transaction exposure

Currency transaction exposure arises where actual revenue and purchases are made by the Group's businesses in a currency other than their own functional currency. The incidence of this risk varies across the different businesses of the Group although the majority of revenue and purchases will usually be in the local markets and in functional currency. Where this is not the case, the Group's businesses are required to hedge 100% of their known exposures. The Group is also subject to risk in bids where an exchange rate assumed in making such a bid to a customer can lead to a change in margin should a bid be successful and lead to a contract. This risk is also required to be hedged for all but very small bids.

In addition some of the Group's businesses have a regular flow of business in a non-functional currency and hedge an agreed portion of that cash flow over a period of time, which is not usually longer than one year.

The Group uses predominantly forward currency contracts and occasionally currency options to manage transaction exposure.

Counterparty risk

The Group monitors the identity of the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution. In many countries only the very highest rated local counterparties are used to deposit funds.

Deposits

Surplus funds are placed for short periods with highly rated institutions in investments that are readily realisable.

Funds placed in escrow arrangements are invested in US dollars, euros or sterling in highly-rated money market funds pending their requirement to meet legacy liabilities.

Derivatives

Derivatives are used only to manage the risks described above and never for speculative purposes. Further detail is provided in Note 22 to the financial statements for the year ended 31 March 2006 set out in Part 11 ("Financial Information for the Years Ended 31 March 2006 and 31 March 2005 (IFRS)").

Security

Security over assets is given to lenders where this creates a cost advantage to the Group. The Current Senior Credit Facilities and second lien credit facilities and the New Senior Credit Facilities will enjoy security over real assets, plant and machinery, working capital, cash and share certificates of subsidiaries.

Sources of funding

Sources of funding are diversified as much as possible. Indeed in the 2004 Refinancing, several different markets were tapped at the same time. In reviewing all opportunities for future borrowing, many markets are reviewed reducing future refinancing risk by making the name of Invensys familiar. The Group is then able to tap those markets; no markets were tapped in the year ended 31 March 2006.

Length of funding

To the extent that there is real choice available in terms of maturity of debt, as a general rule longer maturities are preferred to shorter maturities as long as this does not result in an excessive cost premium to shorter maturities. Non-call periods are minimised as far as possible so that the Group has flexibility to refinance its debt at any time. No change to length of funding has occurred in the year ended 31 March 2006 because no further funding has taken place.

7. ACQUISITIONS AND JOINT VENTURES

Although the Group assesses potential acquisitions and joint venture opportunities from time to time, the Group does not currently have any material agreements, and is not currently in negotiations with regard to any agreement relating to a potential acquisition or joint venture.

The covenants relating to the High Yield Bonds and contained in the indenture in relation to the High Yield Bonds contain certain provisions that restrict the Group from taking various actions. The restrictions imposed on the Group by the High Yield Bonds may affect its ability to complete acquisitions and joint ventures. The Group's Current Senior Credit Facilities, as well as other of its debt which will remain outstanding after the effectiveness of the 2006 Refinancing, also contain restrictions on acquisitions and joint ventures.

8. CONTINGENT LIABILITIES AND GUARANTEES

In a very limited number of cases, the Group has guaranteed certain borrowings by third parties. At 31 March 2006, the maximum contingent liability to the Group arising from these guarantees was £8 million (2005: £10 million), being the total amount of such borrowings outstanding at that date.

The Company has contingent liabilities in respect of guarantees of subsidiary undertakings, bank loans and overdrafts and bank indemnities totalling £990 million (2005: £990 million).

9. CURRENT TRADING AND PROSPECTS

The overall prospects for the Group's major markets remain encouraging. Global demand for process automation is strong, driven by the need to optimise plant performance and by the construction of new capacity in the oil, gas and power generation sectors, in particular in the Middle East and Asia Pacific. Spending on rail infrastructure is also expected to remain strong with significant new investment being made in improving and expanding mainline and mass transit rail systems in many countries across the world. Although the prospects for residential and commercial construction vary across the world, overall demand in the markets in which the Controls business operates is likely to remain robust in the short term, albeit subject to pricing pressure.

Each of the Group's businesses is executing detailed operational plans intended to improve their performance. Process Systems is building upon its recent investment in technology and its performance improvement programme in order to take advantage of the strength within its major markets. Controls is continuing to take action to stabilise its business by addressing the operational and market issues that have affected its performance during the past two years. Rail Systems is positioning itself to capture as much as possible of the significant increase in rail infrastructure spending, particularly in the UK. APV is carrying out further restructuring to improve its financial performance and Eurotherm is also restructuring to reduce its cost base and to capture the growth in its Asian markets.

Against the background of this market assessment and having identified the actions to be undertaken within each of the Group's businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

PART 9 FINANCIAL INFORMATION FOR THE YEARS ENDED 31 MARCH 2005 AND 31 MARCH 2004 (UK GAAP)

Invensys' audited consolidated financial information for the years ended 31 March 2005 and 2004 prepared in accordance with UK GAAP and the accompanying opinions of Ernst & Young LLP are incorporated into this Document by reference, and are available for inspection at the address stated in Part 16 ("Additional Information") and on the website of the Company at www.invensys.com.

PART 10 STATEMENTS FROM THE CHAIRMAN AND CHIEF EXECUTIVE

The statements below from the Group's Chairman, Martin Jay, and Chief Executive, Ulf Henriksson, have been extracted without material adjustment from Invensys' Annual Report and Accounts for the year ended 31 March 2006.

1. CHAIRMAN'S STATEMENT

"I am pleased to report that Invensys has made further progress during the past year in many areas. Our efforts to improve the operational performance of the businesses are beginning to show through, good progress having been made in Process Systems and Rail Systems although the Controls and APV businesses have underperformed. We have increased free cash flow (before legacy payments) and have made progress with our legacy liabilities, particularly with the agreement with the Trustees of our main UK pension scheme on future funding.

Summary of results

During the year ended 31 March 2006, orders from continuing operations were up 5% at CER at £2,637 million (unaudited); and revenue from continuing operations was up 1% at CER at £2,457 million; Operating profit before exceptional items was £191 million (2005: £165 million), up 11% at CER, and operating margin[1] was 7.8% (2005: 7.0%).

Operating cash flow for the Group (before the payment of legacy liabilities) in the year ended 31 March 2006 was an inflow of £228 million (2005: £188 million inflow). Free cash inflow from operations (before the payment of legacy liabilities) was £100 million (2005: £39 million). Legacy liability payments, including a £105 million UK pension scheme deficit reduction payment, amounted to £175 million (2005: £181 million). Net debt at 31 March 2006 was £757 million, a reduction during the year of £45 million.

The Board is recommending that no dividend be paid for the year ended 31 March 2006 (2005: nil).

Refinancing

In the light of the significant progress the Group has made in many areas, your Board has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the existing borrowing facilities. Your Board has concluded that, to maximise the opportunities across the Group and continue to enhance value for shareholders, it should undertake the 2006 Refinancing which consists of:

- a fully underwritten rights issue of new shares to raise approximately £341 million before expenses; and
- the arrangement of new banking facilities of approximately £700 million to repay existing facilities.

The rights issue and the arrangement of the new banking facilities are inter-conditional. The 2006 Refinancing is conditional, *inter alia*, on shareholder approval to be sought at an EGM to be held on 14 June 2006.

The proceeds of the rights issue will be used to buy-back 35% of the aggregate principal amount of the Group's high yield bonds and to further offer for some or all of the Group's outstanding 144A notes.

Assuming the 2006 Refinancing proceeds successfully, Invensys should immediately benefit from a cheaper, more robust, efficient and flexible capital and financing structure which in turn will help build greater customer confidence in the Group's stability. The 2006 Refinancing should also provide an improved platform for future growth.

The Board

As mentioned in last year's Annual report, Rick Haythornthwaite stepped down as Chief Executive on 21 July 2005 and was succeeded by Ulf Henriksson.

Adrian Hennah, Chief Financial Officer, will be leaving the Group and the Board on 16 June 2006 to take up an appointment as Finance Director of Smith & Nephew, the healthcare company. On behalf of the Board, I

[1] Operating margin (unaudited) is OPBIT (audited) as a percentage of revenue (audited).

would like to thank Adrian for his outstanding achievements during the past four years. I welcome Stephen Hare, who is currently Group Finance Director of Spectris plc, the precision instrumentation and controls company, who will be joining the Board on 21 July 2006 as Chief Financial Officer.

Michael Parker has joined the Board with effect from 24 May 2006 as a Non-Executive Director and will become a member of the Audit and Remuneration Committees. Michael has been Group Chief Executive of BNFL, the nuclear fuel company, since 2003. Previously he was President and Chief Executive Officer of The Dow Chemical Company in Midland, Michigan, USA from November 2000 to December 2002 and had been a member of the Board of Directors of Dow since 1995.

Michael will replace Larry Farmer, who will be retiring from the Board as planned at the Group's AGM scheduled for 3 August 2006. Andrew Macfarlane, who has been a Non-Executive Director since 2003, has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the AGM. A search for his replacement as Non-Executive Director and Chairman of the Audit Committee is underway.

On behalf of the Board, I would like to thank Larry and Andrew for their immense help over the past three years and we all wish them well in the future.

Corporate social responsibility

Invensys remains strongly committed to its corporate responsibilities in relation to the communities within which it operates and to the environmental consequences of its activities. We believe this commitment enhances our prospects of successfully achieving our business goals.

During the past year, we have focussed upon the Group-wide implementation of a revised Code of Conduct, including training, and so far over 95% of the Group's employees have received either online or offline training. We have set ourselves rigorous targets for employee safety and have achieved significant reductions in accident rates. We have also reduced the impact of our activities on the environment through reduced CO_2 emissions, waste production and water usage.

Employees

I would like to thank all our employees for their hard work and energy over the past year and hope that they feel, as I do, that Invensys has achieved much during this period.

Outlook

The overall prospects for the Group's major markets remain encouraging. Global demand for process automation is strong, driven by the need to optimise plant performance and by the construction of new capacity in the oil, gas and power generation sectors, in particular in the Middle East and Asia Pacific. Spending on rail infrastructure is also expected to remain strong with significant new investment being made in improving and expanding mainline and mass transit rail systems in many countries across the world. Although the prospects for residential and commercial construction vary across the world, overall demand in the markets in which the Controls business operates is likely to remain stable in the short term, albeit subject to price pressure.

Each of the Group's businesses is executing detailed operational plans intended to improve their performance. Process Systems is building upon its recent investment in technology and its performance improvement programme in order to take advantage of the strength within its major markets. Controls is continuing to take action to stabilise its business by addressing the operational and market issues that have affected its performance during the past two years. Rail Systems is positioning itself to capture as much as possible of the significant increase in rail infrastructure spending, particularly in the UK. APV is carrying out further restructuring to improve its financial performance and Eurotherm is also restructuring to reduce its cost base and to capture the growth in its Asian markets.

Against the background of this market assessment and having identified the actions to be undertaken within each of our businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

Martin Jay

Chairman"

2. Chief Executive's Statement

"In my first report to you as the Chief Executive of Invensys, I am pleased to report that we are making good progress in improving the fortunes of Invensys, culminating in the announcement of the proposals to refinance the Group. During the year ended 31 March 2006, Invensys has continued to focus on addressing the operational performance of each of its businesses and building a solid foundation for growth. In particular, the businesses have begun to meet the challenge to:

- achieve return on sales at least in line with their peer groups;
- convert a greater proportion of their operating profits into cash; and
- invest in the capabilities required to grow market share.

In relation to return on sales, we increased our operating margin from 7.0% to 7.8% but this reflects a mixed result across our businesses. On cash, our improved operating performance and effective management of working capital has resulted in a free cash inflow (before legacy payments) of £100 million compared with £39 million in the prior year. Process Systems, Rail Systems and Eurotherm achieved good double digit margins and we reduced corporate costs by £11 million to £35 million, but our overall operating margin improvement was, in particular, held back by Controls and APV.

The disposal of Invensys Building Systems for £157 million has been announced and is expected to complete at the end of July 2006. This will complete the exit of the Controls business from the building systems business, Advanced Building Systems EMEA having been disposed of in July 2005 for $150 million. We also sold the Lambda business in September 2005 for an attractive price, $235 million.

Looking across our business groups

Controls

Controls is addressing the significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance businesses in October 2004. Under the leadership of its new business president, Chan Galbato, it is executing a broad range of actions to improve its manufacturing quality and efficiency, thereby improving its customer on-time delivery and product quality. This is also helping to counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. The leadership team is also being strengthened through the recruitment of several senior managers and engineers to enhance its execution ability.

Process Systems

Process Systems has undergone significant restructuring across all aspects of its business during the past two years and has now restored its position as a leader[1] in the global market for process automation. In April 2006 InFusion™ was launched, which is a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. InFusion™ is planned to become a high-growth product offering.

Rail Systems

Rail Systems is benefiting from an increase in investment in rail infrastructure within its main markets (the United Kingdom, US and Iberia) and is gaining business in its export markets. Rail Systems has recently been awarded "preferred bidder" status on three Category A large signalling renewal framework contracts by Network Rail. This preferred bidder success on three out of the six available framework contracts confirms our continued market leadership in the UK mainline market and provides the opportunity for over £200 million of revenue in the next five years. Final agreement on the framework contracts and the award of the first two projects under these contracts is expected shortly. Funding for rail crossings in the US is also increasing following the signing in 2005 of the US Transportation Bill. In export markets, the business is building upon its success in the Chinese mass transit market and is exploring new opportunities, particularly in Latin America and the new member states of the European Union. For example, it has recently won a series of contracts and agreements worth approximately £43 million with Marubeni of Japan. These contracts will provide Marubeni with technical support services and technical consultancy on a major new railway signalling project in Taiwan.

[1] By reference to revenue (*Company estimates*).

APV

APV has undergone significant restructuring which has stabilised its operations at breakeven and further action is now being taken to create a more stable and profitable financial performance. Procedures designed to reduce the risk on projects have been implemented and allied to this it is also increasing the use of standardised engineering solutions. Sales and marketing efforts have been refocused upon products, spares and services (PSS), addressing APV's large installed base; good progress has been made and PSS now represents over half of APV's revenue, although growth is tempered by a shortage of titanium, an important raw material for industrial heat exchangers.

Eurotherm

Eurotherm, which has been a steady performer for many years, has begun a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture the growth in its markets in Asia. It is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacture and to establish a manufacturing base in Poland. In order to capture the strong growth in capacity within Asian markets, Eurotherm is to commence manufacturing at a facility in Shanghai, China towards the end of the second quarter of the year ending 31 March 2007.

Corporate

Corporate costs continued to fall in line with recent trends.

Taking the Group forward

Although we have made good progress during the past year, much remains to be done to complete the turnaround of Invensys, particularly in APV and Controls. The additional operational flexibility that would arise from the proposed refinancing should provide us with additional opportunities to improve our capabilities and performance. Each of our businesses knows what is required of it and we have the management and review systems in place to monitor their achievements and to provide assistance where required. We have gradually improved our performance during the year and I believe that we can sustain and develop upon this in the year ending 31 March 2007.

Ulf Henriksson

Chief Executive"

PART 11 — FINANCIAL INFORMATION FOR THE YEARS ENDED 31 MARCH 2006 AND 31 MARCH 2005 (IFRS)

The financial information and the accompanying opinion of Ernst & Young LLP in this Part 11 is extracted from Invensys' Annual Report and Accounts for the year ended 31 March 2006 and sets out Invensys' audited consolidated financial information for the year ended 31 March 2006 prepared in accordance with IFRS with comparatives for the year ended 31 March 2005 restated to comply with IFRS, as set out in Note 34. Invensys' Annual Report and Accounts for the year ended 31 March 2006 will be sent to Shareholders shortly and is available at the FSA's Document Viewing Facility at 25 The North Colonnade, London E14 5HS and at the Company's registered office at Portland House, Bressenden Place, London SW1E 5BE.

Contents of the financial statements

Independent auditors' report

to the shareholders of Invensys plc

We have audited the Group financial statements (the 'financial statements') of Invensys plc for the year ended 31 March 2006 which comprise the Consolidated income statement, Consolidated balance sheet, Consolidated cash flow statement, Consolidated statement of recognised income and expense, Accounting policies, the related Notes 1 to 36 and the list of Principal subsidiaries as at 31 March 2006. These financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Parent company financial statements of Invensys plc for the year ended 31 March 2006 and the information in the Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and the information given in the Directors' report is consistent with the financial statements. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual report and consider whether it is consistent with the audited financial statements. This other information comprises the Chairman's statement, the Chief Executive's statement, Business review, Corporate social responsibility statement, Board of directors, Corporate governance statement, Remuneration report, Statement of directors' responsibilities, Financial summary, listing of Principal subsidiaries as at 31 March 2006 and Shareholder information. We consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2006 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the financial statements.

Ernst & Young LLP
Registered Auditor
London
24 May 2006

Consolidated income statement

For the year ended 31 March	Notes	**2006 £m**	2005 £m
Continuing operations			
Revenue	2,3	**2,457**	2,359
Operating expenses before exceptional items		**(2,266)**	(2,194)
Operating profit before exceptional items	2,3	**191**	165
Exceptional items	3	**(60)**	(189)
Operating profit/(loss)		**131**	(24)
Foreign exchange (losses)/gains	7	**(33)**	16
Finance costs	8	**(150)**	(156)
Finance income	8	**31**	19
Other finance charges – IAS 19	25	**(5)**	(15)
Loss before taxation		**(26)**	(160)
Taxation – UK	9	**4**	25
Taxation – overseas	9	**(16)**	(15)
Loss after taxation – continuing operations		**(38)**	(150)
Profit after taxation – discontinued operations	10	**60**	44
Profit/(loss) for the year		**22**	(106)
Attributable to:			
Equity holders of the parent		**19**	(95)
Minority interests		**3**	(11)
		22	(106)
(Loss)/earnings per share			
Continuing operations			
Loss per share (basic and diluted)	11	**(0.7)p**	(2.4)p
Discontinued operations			
Earnings per share (basic and diluted)	11	**1.0p**	0.7p
Total Group			
Earnings/(loss) per share (basic and diluted)	11	**0.3p**	(1.7)p

Consolidated balance sheet

At 31 March	Notes	2006 £m	2005 £m
ASSETS			
Non-current assets			
Property, plant and equipment	12	**348**	434
Intangible assets – goodwill	13	**222**	310
Intangible assets – other	14	**81**	83
Deferred income tax assets	15	**8**	10
Amounts due from contract customers	18	**7**	9
Other receivables	19	**34**	35
Other financial assets	16	**18**	17
Pension asset	25	**42**	39
		760	937
Current assets			
Inventories	17	**212**	257
Amounts due from contract customers	18	**161**	176
Trade and other receivables	19	**583**	680
Cash and cash equivalents	20	**450**	638
Current income tax receivable		**4**	–
Derivative financial instruments	22	**4**	–
		1,414	1,751
Assets held for sale	23	**54**	–
TOTAL ASSETS		**2,228**	2,688
LIABILITIES			
Non-current liabilities			
Borrowings	21	**(1,191)**	(1,410)
Provisions	24	**(98)**	(78)
Deferred income tax liabilities	15	**(17)**	(21)
Amounts due to contract customers	18	**(26)**	(20)
Other payables	26	**(13)**	(14)
Pension liability	25	**(531)**	(613)
		(1,876)	(2,156)
Current liabilities			
Trade and other payables	26	**(600)**	(646)
Amounts due to contract customers	18	**(148)**	(118)
Borrowings	21	**(11)**	(30)
Derivative financial instruments	22	**(2)**	–
Current income tax payable		**(62)**	(83)
Provisions	24	**(97)**	(131)
		(920)	(1,008)
Liabilities held for sale	23	**(25)**	–
TOTAL LIABILITIES		**(2,821)**	(3,164)
NET LIABILITIES		**(593)**	(476)
Capital and reserves			
Equity share capital	27, 28	**57**	57
Other reserves	28	**3,881**	3,873
Retained earnings	28	**(4,597)**	(4,539)
Equity holders of parent		**(659)**	(609)
Minority interests	28	**66**	133
TOTAL EQUITY		**(593)**	(476)

These accounts were approved by the directors on 24 May 2006 and are signed on their behalf by:

M Jay	**U C I Henriksson**	**A N Hennah**
Chairman	Chief Executive	Chief Financial Officer

Consolidated cash flow statement

For the year ended 31 March	Notes	**2006 £m**	2005 £m
Operating activities			
Operating profit/(loss):			
Continuing operations	2, 3	**131**	(24)
Discontinued operations	10	**18**	9
Depreciation of property, plant and equipment		**57**	69
Amortisation of intangible assets – other		**14**	13
Provision for impairment/write-down of assets charged to operating profit/(loss)		**19**	91
Loss on sale of assets and operations		**13**	3
Sale of property, plant and equipment		**2**	2
Sale of subsidiaries – continuing operations		**2**	–
Non-cash charge for share-based payment		**8**	2
(Increase)/decrease in inventories		**(9)**	8
Decrease in receivables		**(12)**	31
Increase in net amounts due to contract customers		**51**	34
Increase/(decrease) in creditors and provisions		**(20)**	(43)
Difference between pension contributions paid and amounts recognised in operating profit/(loss)		**(158)**	(83)
Cash generated from operations		**116**	112
Income taxes paid		**(25)**	(76)
Interest paid		**(140)**	(131)
Cash flows from operating activities		**(49)**	(95)
Investing activities			
Interest received		**30**	18
Purchase of property, plant and equipment		**(46)**	(58)
Expenditure on intangible assets – other		**(22)**	(18)
Purchase of subsidiaries		**(1)**	(1)
Sale of subsidiaries		**206**	381
Cash disposed of on sale of subsidiaries		**(24)**	(18)
Purchase of minority interests		**–**	(1)
Dividends paid to minority interests		**(4)**	(14)
Cash flows from investing activities		**139**	289
Financing activities			
Repayment of short-term borrowings		**(25)**	(52)
New long-term borrowings		**45**	226
Repayment of long-term borrowings		**(320)**	(284)
Capital element of finance lease repayments		**(5)**	(1)
Cash flows from financing activities		**(305)**	(111)
Net increase in cash and cash equivalents		**(215)**	83
Cash and cash equivalents at beginning of year		**638**	562
Net foreign exchange difference		**27**	(7)
Cash and cash equivalents at end of year	20	**450**	638

[1] Further information on the consolidated cash flow statement is set out in note 31.

Consolidated statement of recognised income and expense

For the year ended 31 March	Notes	2006 £m	2005 £m
Income and expense recognised directly in equity			
Gains on valuation of available-for-sale investments		**2**	–
Cash flow hedges:			
Gains taken to equity		**2**	–
Transferred to income statement for the year		**(2)**	–
Exchange differences on translation of foreign operations		**6**	(8)
Foreign exchange (gain)/loss transferred on disposal of operations	10	**(1)**	3
Actuarial loss recognised on defined benefit pension schemes	25	**(88)**	(50)
Taxation on items taken directly to or transferred from equity	9	**(1)**	–
Net expense recognised directly in equity		**(82)**	(55)
Profit/(loss) for the year		**22**	(106)
Total recognised expense for the year		**(60)**	(161)
Attributable to:			
Equity holders of the parent		**(65)**	(144)
Minority interests		**5**	(17)
		(60)	(161)
Effect of changes in accounting policy:			
Net gain on cash flow hedges on first-time adoption of IAS 39		**4**	
Net gain on available-for-sale investments on first-time adoption of IAS 39		**6**	
		10	
Attributable to:			
Equity holders of the parent		**7**	
Minority interests		**3**	
		10	

Accounting policies

Statement of compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and in accordance with the Companies Act 1985.

The financial statements have been presented in accordance with IAS 1, Presentation of Financial Statements. Where IAS 1 does not provide definitive guidance on presentation, for example in relation to aspects of the income statement, the Group has adopted a format consistent with previous GAAP (UK GAAP) requirements.

Basis of preparation

This is the first year in which the Group has prepared its financial statements under IFRSs and the comparatives have been restated from UK Generally Accepted Accounting Practice (UK GAAP) to comply with IFRSs. The Group issued a press release on 19 May 2005 setting out its preliminary IFRS financial statements for the year ended 31 March 2005.

The principal effects of changing from UK GAAP to IFRS, including reconciliations between the IFRS and UK GAAP financial information, are set out in note 34 to these financial statements.

The accounting policies which follow set out the policies that have been applied in preparing the financial statements for the year ended 31 March 2006. Where the Group has applied different policies for part of the period since its transition to IFRSs on 1 April 2004, this is explained in note 34.

The significant measurement bases applied in preparing the financial statements are explained in the accounting policies below.

Basis of consolidation

The consolidated financial statements comprise Invensys plc and its subsidiaries together with the Group's share of the results of its associates for the financial year to 31 March each year. The financial statements of subsidiaries are prepared for the same reporting year as the Parent company, using consistent accounting policies.

All intragroup balances and transactions have been eliminated.

The results of subsidiaries sold or acquired during the year are consolidated up to, or from, the date control passes.

The Group's investments in its associates are accounted for using the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture. Under the equity method, the investment in an associate is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the reconciliation of movements in equity.

The financial statements of the associate are used by the Group to apply the equity method. The financial statements of associates are prepared as of the same date as the Group's financial statements and use consistent accounting policies.

All business combinations are accounted for using the purchase method. The cost of the business combination is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Exceptional items

Exceptional items are items of income and expense that are material and relevant to an understanding of the Group's financial performance and may be operating or non-operating in nature. Such items are presented separately on the face of the income statement and analysed in the Notes to the financial statements.

Foreign currencies

The presentation currency of the Group and functional currency of Invensys plc is sterling.

The financial statements for each of the Group's subsidiaries and associates are prepared using their functional currency. The functional currency is the currency of the primary economic environment in which an entity operates.

Foreign currency transactions
Transactions in foreign currencies are translated at the exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date. Exchange differences arising are recognised in the income statement unless:

i) the monetary assets or liabilities to which they relate form the hedging instrument in a cash-flow hedging relationship that qualifies for hedge accounting; or

ii) the monetary assets or liabilities to which they relate form part of a net investment in a foreign operation;

in which case they are recognised directly in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary assets and liabilities measured at fair value in a foreign currency are translated at the rates prevailing when the fair value was determined. Gains and losses arising on retranslation are included in the income statement for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

Financial statements of foreign operations
The trading results of overseas subsidiaries and associates are translated into sterling at average rates of exchange ruling during the year. Assets and liabilities of overseas subsidiaries, including goodwill, are translated into sterling at closing rates of exchange ruling at the balance sheet date. All resulting exchange differences are recognised directly in a separate component of equity. On disposal of a foreign operation, any cumulative exchange differences held in equity are transferred to the consolidated income statement, as part of the profit or loss on sale.

Translation differences that arose before the date of transition to IFRS are presented in equity but not as a separate component. When the foreign operation is sold, these cumulative exchange differences are not recognised in the income statement.

Revenue

Composition of revenue
Revenue comprises the invoiced value of goods and services supplied by the Group excluding intragroup transactions, sales by associated undertakings and sales taxes. Revenue relating to construction contracts, including long-term service provision contracts, represents the value of work performed during the year determined by reference to the stage of completion of the contract.

Recognition of revenue and profits
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The specific methods used to recognise the different forms of revenue earned by the Group are set out below.

- *Sale of goods*

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be reliably measured.

Profit is recognised at the time of sale.

- *Construction contracts and rendering of services*

Revenue from construction contracts, including long-term service provision contracts, is recognised by reference to the stage of completion of contract activity at the balance sheet date. This is normally determined by the proportion that contract costs incurred to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. If the nature of a particular contract means that costs incurred do not accurately reflect the progress of contract activity, an alternative approach is used such as the achievement of pre-determined contract milestones.

Profit attributable to contract activity is recognised if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Revenue from services provided on a short-term or one-off basis is recognised when the service is complete.

Research and development
All research expenditure is expensed as incurred. Development expenditure is expensed as incurred unless it meets the criteria for recognition as an intangible asset (see policy below on Other intangible assets).

Pension costs and other post-retirement benefits
For defined benefit plans, the service cost of providing retirement benefits to employees during the year is charged to operating profit or loss in the year. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit or loss in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the financial year is included within other finance charges – IAS 19. This also includes a charge representing the expected increase in liabilities of the schemes during the year, arising from the liabilities of the scheme being one year closer to payment. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised income and expense in the year, together with differences from changes in assumptions. The net surplus or deficit on defined benefit pension schemes is reported on the balance sheet within the pension asset or liability.

For defined contribution schemes the amount charged to the income statement in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Goodwill
On a business combination, the net fair value of the identifiable assets, liabilities and contingent liabilities is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of the Group. The excess of the price paid over the Group's interest in the fair value of identifiable net assets acquired is included in intangible assets as goodwill. Any costs of integrating the acquired business are taken to the income statement.

Goodwill arising on business combinations before 1 April 2004 has been retained at the previous UK GAAP amount subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Goodwill is not amortised but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired, and it is subsequently carried at cost less accumulated impairment losses. The Group's policy on testing assets for impairment is set out under 'Impairment of assets' below.

Gains and losses on the disposal of a business include the carrying amount of goodwill relating to the business sold.

Internally generated goodwill is not recognised as an asset.

Other intangible assets
Other intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value at acquisition date. The cost of separately acquired intangible assets, including computer software, comprises the purchase price and any directly attributable costs of preparing the asset for use. Amortisation begins when an asset is available for use and is calculated on a straight-line basis to allocate the cost less residual value of assets over their estimated useful lives using the following annual rates:

Development costs	10 to 25%
Computer software costs	10 to 25%
Patents, trademarks and licenses	Shorter of period of the agreement or 15 years

Useful lives are examined on an annual basis and adjustments, where applicable are made on a prospective basis. No intangible assets other than goodwill are considered to have indefinite useful lives.

Expenditure incurred on development projects is capitalised as an intangible asset if it meets the recognition criteria set out in IAS 38, Intangible Assets. These require it to be probable that the expenditure will generate future economic benefits and can be measured reliably. To meet these criteria, it is necessary to be able to demonstrate, among other things, the technical feasibility of completing the intangible asset so that it will be available for use or sale.

Costs incurred in the preliminary stage of a development project are considered to be research costs, and are recognised in the income statement as incurred. These costs are incurred to determine the product concepts and alternatives, evaluate the alternatives and related risks, assess the technical feasibility of concepts, make the final selection from the possible alternatives and prepare the high level design and project planning. The costs incurred in the following development stage for substantially new or improved products are assessed against the IAS 38 criteria and considered for recognition as an asset when they meet those criteria. These costs are generally incurred in developing the detailed product design, software configuration and software interfaces; the coding of software, building of prototypes and integration of the software with hardware; and testing and releasing the product to manufacture and pilot production.

Development expenditure directed towards incremental improvements in existing products does not qualify for recognition as an intangible asset.

In general the costs of developing software products that are sold in packaged form and not integrated and sold with hardware are not recognised as intangible assets. The uncertainties associated with the functionality of these products mean that technical feasibility is achieved only immediately prior to or after field trial tests at customer sites. As a result minimal or no costs are considered to meet the IAS 38 criteria for recognition.

Property, plant and equipment

Items of property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment comprises purchase price and directly attributable costs.

Items of property, plant and equipment are depreciated to their residual values on a straight-line basis over their estimated useful lives at the following rates applied to original cost.

Freehold land	Nil
Freehold buildings	2 to 2.5%
Leasehold properties	Over the period of the lease
Plant and equipment	7 to 35%

Useful lives and residual values are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Impairment of assets

At each reporting date, the Group assesses whether there is any indication that any asset (excluding goodwill) may be impaired. Goodwill is tested for impairment annually whether or not there is any indication of impairment. Goodwill was also impairment tested at the date of transition to IFRS. If there is an indication of impairment, the Group makes an estimate of the asset's recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is written down to its recoverable amount and an impairment loss is recognised in the income statement.

An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets the recoverable amount of the cash generating unit to which the asset belongs is determined.

The calculation of an asset's value in use uses a discount rate that reflects the asset specific risks and the time value of money.

Leased assets

Assets held under finance leases are capitalised and included in property, plant and equipment at fair value or, if lower, the present value of the minimum lease payments. Capitalised leased assets are subsequently depreciated over the shorter of the lease term or the asset's useful life. Obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate within creditors. Lease payments are apportioned

between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Other leases are classified as operating leases. Lease payments, including any premium paid at the outset of the lease, made under operating leases are recognised as an expense over the lease term on a straight-line basis.

Inventories
Inventories are valued at the lower of cost and estimated net realisable value. Provision is made for obsolete and slow-moving items. Cost comprises the cost of raw materials, determined on a first-in, first-out cost basis, and an appropriate proportion of labour and manufacturing overheads based on normal operating capacity, to reflect the costs incurred in bringing the product to its present location and condition.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, call deposits and other short-term liquid investments with original maturities of three months or less.

Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Taxation
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Financial instruments

Derivative financial instruments

The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract. The Group does not hold or issue derivative financial instruments for financial trading purposes.

All derivative financial instruments are recognised at fair value in the balance sheet. The fair values of forward foreign exchange contracts and interest rate swaps are calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The designation of derivative financial instruments as hedges is carried out according to the Group's risk management policies. Hedges fall into three categories:

(a) Fair value hedges, which hedge the exposure to changes in the fair value of a recognised asset or liability;

(b) Cash flow hedges, which hedge exposure to variability in cash flows that is attributable to either a particular risk associated with a recognised asset or liability or a highly probable forecast transaction; or the foreign currency risk of a firm commitment; and

(c) Net investment hedges, which hedge exposure to changes in the value of the Group's net investment in foreign operations due to foreign currency exposure.

The accounting treatment for these categories is outlined below:

- *Fair value hedges*

When the hedging instrument is remeasured at fair value, any resulting gain or loss is recognised in the income statement. Any gain or loss on the hedged item that is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and similarly recognised in the income statement.

- *Cash flow and net investment hedges*

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in equity. Any ineffective portion of the gain or loss is recognised in the income statement. When a hedged cash flow related to a hedged item results in the recognition of a non financial asset or liability, the associated gains or losses previously recognised in equity are included in the initial measurement of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged item affects the income statement (on disposal of the hedged investment in the case of a net investment hedge).

Any gains or losses arising from changes in fair value of derivative financial instruments that do not qualify as hedges are recognised in the income statement.

Derivative instruments held by the Group's pension and post-retirement benefit schemes are accounted for within the schemes themselves and are reflected in the Group financial statements within the amounts reported for those schemes.

Where borrowings are used to hedge the Group's net investment in foreign operations, the portion of the gain or loss on the borrowings that is determined to be an effective hedge, in accordance with IAS 39, is recognised in equity.

Other financial assets

Other financial assets are measured as follows:

(a) At fair value for available-for-sale financial assets. Gains and losses are recognised in equity except for impairment losses, interest and dividends arising from these assets which are recognised in the income statement.

(b) At amortised cost, using the effective interest rate method, for held-to-maturity financial assets.

Trade and other receivables are measured at amortised cost less any provision for impairment. Trade and other receivables are discounted when the time value of money is considered material.

Debt instruments

All loans and borrowings are initially recognised at fair value of the consideration received less directly attributable issue costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation of any difference between the initially recognised amount and the maturity amount. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial instruments

A financial instrument is derecognised when the Group no longer controls the contractual rights that comprise the financial instrument.

- *Financial assets*

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay. Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

- *Financial liabilities*

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Share-based payment

The Group operates various equity-settled and cash-settled share schemes. For equity-settled share options, the services received from employees are measured by reference to the fair value of the share options. The fair value is calculated at grant date using the Black-Scholes option pricing model and recognised in the consolidated income statement, together with a corresponding increase in shareholders' equity, on a straight-line basis over the vesting period, based on an estimate of the number of options that will eventually vest. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value. Market conditions are those conditions that are linked to the share price of the Company.

For equity-settled share award schemes, the fair value is calculated based on the share price at the grant date and, where applicable, any market vesting conditions and expensed over the vesting period based on the number of shares expected to vest. No expense is recognised for awards that do not ultimately vest, with the exception of awards where vesting is conditional upon a market condition; these are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are met.

For cash-settled share awards, the services received from employees are measured at the fair value of the liability and recognised in the consolidated income statement on a straight-line basis over the vesting period. The fair value of the liability is remeasured at each reporting date and at the date of settlement with changes in fair value recognised in the consolidated income statement.

New standards and interpretations not applied

During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

International Accounting Standards (IAS / IFRSs)		Effective date – financial periods beginning on or after
IFRS 1	Amendment relating to IFRS 6	1 January 2006
IFRS 4	Insurance Contracts (Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts)	1 January 2006
IFRS 6	Exploration for and Evaluation of Mineral Assets	1 January 2006
IFRS 6	Amendment relating to IFRS 6	1 January 2006
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IAS 1	Amendment – Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 19	Amendment – Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
IAS 21	Amendment to IAS 21 – The Effects of Change in Foreign Exchange Rates: Net Investment in a Foreign Operation	1 January 2006
IAS 39	Fair Value Option	1 January 2006
IAS 39	Cash Flow Hedge Accounting	1 January 2006
IAS 39	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	1 January 2006

International Financial Reporting Interpretations Committee (IFRIC)		Effective date – financial periods beginning on or after
IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	1 December 2005
IFRIC 7	Applying the Restatement Approach under IAS 39 Financial Reporting in Hyperinflationary Economies	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006

The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group financial statements in the period of initial application.

Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

1 General information

The Group financial statements of Invensys plc for the year ended 31 March 2006 were authorised for issue in accordance with a resolution of the directors on 24 May 2006 and the balance sheet was signed on the Board's behalf by Martin Jay, Ulf Henriksson and Adrian Hennah. Invensys plc is a limited company incorporated and domiciled in England & Wales whose shares are publicly traded.

Invensys Group comprises continuing operations and discontinued operations.

Continuing operations consists of the following businesses: Controls, Process Systems, Rail Systems, APV and Eurotherm. The principal activities of each of the continuing operations businesses are as follows:

- the Controls business provides components, systems and services used in appliances, heating, air conditioning/cooling, refrigeration and safety products across a wide range of industries in residential and commercial markets, together with utility monitoring services in the UK;
- the Process Systems business designs, manufactures, installs, tests and commissions software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing business and simulations of manufacturing process operations;
- the Rail Systems business designs, manufactures, supplies, installs, tests and commissions safety-related rail signalling and control systems and other rail signalling products for mainline, metro and freight railways;
- the APV business provides process equipment, automation solutions, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers;
- the Eurotherm business provides control, data and measurement instrumentation solutions and services to manage specific parameters of the manufacturing process, such as temperature and pressure, for the global industrial control and process markets.

Further detail on the activities of each of the above continuing operations are given in the Business review. Discontinued operations are explained in note 10.

2 Segmental analysis

Revenue	**Total revenue 2006 £m**	**Intercompany* revenue 2006 £m**	**External revenue 2006 £m**	Total revenue 2005 £m	Intercompany* revenue 2005 £m	External revenue 2005 £m
Business						
Controls	**788**	**–**	**788**	814	4	810
Process Systems	**729**	**4**	**725**	660	5	655
Rail Systems	**439**	**1**	**438**	412	–	412
APV	**393**	**5**	**388**	364	4	360
Eurotherm	**120**	**2**	**118**	123	1	122
Eliminations	**(11)**	**(11)**	**–**	(9)	(9)	–
Continuing operations	**2,458**	**1**	**2,457**	2,364	5	2,359
Controls – ABS EMEA/IBS	**104**	**2**	**102**	168	3	165
Other discontinued**	**156**	**2**	**154**	407	8	399
Eliminations	**(1)**	**(1)**	**–**	(5)	(5)	–
Discontinued operations	**259**	**3**	**256**	570	6	564
Eliminations	**(4)**	**(4)**	**–**	(11)	(11)	–
Total Group	**2,713**	**–**	**2,713**	2,923	–	2,923

* Intercompany revenue is invoiced at prevailing market prices.

** Other discontinued operations comprise a number of businesses that were managed as a disposal group and previously disclosed as a reportable segment.

2 Segmental analysis (continued)

Result	**Operating profit/(loss)*** 2006 £m**	Operating profit/(loss)*** 2005 £m	**Operating profit/(loss) 2006 £m**	Operating (loss)/profit 2005 £m
Business				
Controls	**64**	85	**42**	(56)
Process Systems	**81**	43	**67**	37
Rail Systems	**65**	61	**65**	59
APV	**–**	5	**(14)**	(9)
Eurotherm	**16**	17	**11**	17
Corporate	**(35)**	(46)	**(40)**	(72)
Continuing operations	**191**	165	**131**	(24)
Foreign exchange (losses)/gains	**–**	–	**(33)**	16
Finance costs	**–**	–	**(150)**	(156)
Finance income	**–**	–	**31**	19
Other finance charges – IAS 19	**–**	–	**(5)**	(15)
Taxation	**–**	–	**(12)**	10
Profit/(loss) for the period from continuing operations	**191**	165	**(38)**	(150)
Controls – ABS EMEA/IBS	**12**	13	**58**	11
Other discontinued**	**8**	6	**4**	28
Taxation	**–**	–	**(2)**	5
Discontinued operations	**20**	19	**60**	44
Total Group	**211**	184	**22**	(106)

Assets and liabilities	**Total assets 2006 £m**	Total assets 2005 £m	**Total liabilities 2006 £m**	Total liabilities 2005 £m	**Net assets/ (liabilities) 2006 £m**	Net assets/ (liabilities) 2005 £m
Business						
Controls	**525**	606	**(186)**	(215)	**339**	391
Process Systems	**530**	488	**(269)**	(230)	**261**	258
Rail Systems	**267**	269	**(220)**	(170)	**47**	99
APV	**246**	251	**(153)**	(138)	**93**	113
Eurotherm	**165**	166	**(25)**	(24)	**140**	142
Corporate	**435**	517	**(1,868)**	(2,116)	**(1,433)**	(1,599)
Continuing operations	**2,168**	2,297	**(2,721)**	(2,893)	**(553)**	(596)
Controls – ABS EMEA/IBS	**48**	60	**(21)**	(23)	**27**	37
Other discontinued**	**–**	282	**–**	(105)	**–**	177
Discontinued operations	**48**	342	**(21)**	(128)	**27**	214
Total Group	**2,216**	2,639	**(2,742)**	(3,021)	**(526)**	(382)
Current tax	**4**	–	**(62)**	(83)	**(58)**	(83)
Deferred income tax	**8**	10	**(17)**	(21)	**(9)**	(11)
	2,228	2,649	**(2,821)**	(3,125)	**(593)**	(476)

** Other discontinued operations comprise a number of businesses that were managed as a disposal group and previously disclosed as a reportable segment.
*** Before exceptional items.

2 Segmental analysis (continued)

Other information	**Capex PPE 2006 £m**	Capex PPE 2005 £m	**Capex intangibles - other 2006 £m**	Capex intangibles - other 2005 £m	**Depreciation 2006 £m**	Depreciation 2005 £m	**Amortisation 2006 £m**	Amortisation 2005 £m
Business								
Controls	**20**	19	**1**	–	**25**	28	**1**	1
Process Systems	**12**	11	**6**	4	**14**	13	**3**	3
Rail Systems	**2**	5	**14**	13	**5**	4	**9**	8
APV	**4**	6	**1**	1	**7**	6	**1**	–
Eurotherm	**2**	2	**–**	–	**2**	2	**–**	–
Corporate	**3**	2	**–**	–	**1**	2	**–**	–
Continuing operations	**43**	45	**22**	18	**54**	55	**14**	12
Controls – ABS EMEA/IBS	**1**	2	**–**	–	**3**	3	**–**	–
Other discontinued**	**2**	9	**–**	–	**–**	11	**–**	1
Discontinued operations	**3**	11	**–**	–	**3**	14	**–**	1
Total Group	**46**	56	**22**	18	**57**	69	**14**	13

	Restructuring 2006 £m	Restructuring 2005 £m	**Impairment: PPE 2006 £m**	Impairment: PPE 2005 £m	**Loss on sale of assets and operations 2006 £m**	Loss on sale of assets and operations 2005 £m	**Other exceptional items 2006 £m**	Other exceptional items 2005 £m
Business								
Controls	**(16)**	(25)	**(7)**	(58)	**(2)**	–	**3**	–
Process Systems	**(9)**	(6)	**(1)**	–	**(8)**	–	**4**	–
Rail Systems	**–**	(2)	**–**	–	**–**	–	**–**	–
APV	**(13)**	(14)	**(1)**	–	**(1)**	–	**1**	–
Eurotherm	**(3)**	–	**(2)**	–	**–**	–	**–**	–
Corporate	**–**	(3)	**(3)**	(3)	**(2)**	(3)	**–**	–
Continuing operations	**(41)**	(50)	**(14)**	(61)	**(13)**	(3)	**8**	–
Controls – IBS	**(1)**	–	**(1)**	–	**–**	–	**–**	–
Other discontinued**	**–**	(8)	**–**	(2)	**–**	–	**–**	–
Discontinued operations	**(1)**	(8)	**(1)**	(2)	**–**	–	**–**	–
Total Group	**(42)**	(58)	**(15)**	(63)	**(13)**	(3)	**8**	–

Revenue and result	**External revenue 2006 £m**	External revenue 2005 £m	**Operating profit/(loss)*** 2006 £m**	Operating profit/(loss)*** 2005 £m	**Operating profit/(loss) 2006 £m**	Operating profit/(loss) 2005 £m
Geographical analysis by origin						
United Kingdom	**322**	326	**33**	39	**32**	6
Rest of Europe	**711**	699	**69**	47	**36**	30
North America	**948**	920	**88**	98	**80**	39
South America	**104**	77	**12**	11	**12**	11
Asia Pacific	**305**	280	**20**	12	**10**	(42)
Africa and Middle East	**67**	57	**4**	4	**1**	4
Corporate	**–**	–	**(35)**	(46)	**(40)**	(72)
Continuing operations	**2,457**	2,359	**191**	165	**131**	(24)
Foreign exchange (losses)/gains			**–**	–	**(33)**	16
Finance costs			**–**	–	**(150)**	(156)
Finance income			**–**	–	**31**	19
Other finance charges – IAS 19			**–**	–	**(5)**	(15)
Taxation			**–**	–	**(12)**	10
Profit/(loss) for the period from continuing operations			**191**	165	**(38)**	(150)

** Other discontinued operations comprises a number of businesses that were managed as a disposal group and previously disclosed as a reportable segment.

*** Before exceptional items.

2 Segmental analysis (continued)

Geographical analysis of revenue by destination	Continuing operations		Discontinued operations		Total Group	
	External revenue 2006 £m	External revenue 2005 £m	**External revenue 2006 £m**	External revenue 2005 £m	**External revenue 2006 £m**	External revenue 2005 £m
United Kingdom	**300**	315	**27**	78	**327**	393
Rest of Europe	**716**	689	**42**	126	**758**	815
North America	**894**	869	**100**	159	**994**	1,028
South America	**113**	86	**2**	8	**115**	94
Asia Pacific	**332**	310	**77**	175	**409**	485
Africa and Middle East	**102**	90	**8**	18	**110**	108
	2,457	2,359	**256**	564	**2,713**	2,923

Assets and liabilities	**Total assets 2006 £m**	Total assets 2005 £m	**Total liabilities 2006 £m**	Total liabilities 2005 £m	**Net assets/ (liabilities) 2006 £m**	Net assets/ (liabilities) 2005 £m
Geographical analysis by origin						
United Kingdom	**318**	326	**(166)**	(153)	**152**	173
Rest of Europe	**509**	499	**(334)**	(285)	**175**	214
North America	**529**	559	**(228)**	(234)	**301**	325
South America	**103**	63	**(21)**	(6)	**82**	57
Asia Pacific	**237**	293	**(91)**	(80)	**146**	213
Africa and Middle East	**37**	40	**(13)**	(19)	**24**	21
Corporate	**435**	517	**(1,868)**	(2,116)	**(1,433)**	(1,599)
Continuing operations	**2,168**	2,297	**(2,721)**	(2,893)	**(553)**	(596)
Geographical analysis by origin						
United Kingdom	**–**	48	**–**	(32)	**–**	16
Rest of Europe	**–**	43	**–**	(14)	**–**	29
North America	**45**	36	**(20)**	(20)	**25**	16
South America	**–**	–	**–**	–	**–**	–
Asia Pacific	**3**	208	**(1)**	(60)	**2**	148
Africa and Middle East	**–**	7	**–**	(2)	**–**	5
Discontinued operations	**48**	342	**(21)**	(128)	**27**	214

Other information	**Capex PPE 2006 £m**	Capex PPE 2005 £m	**Capex intangibles 2006 £m**	Capex intangibles 2005 £m
Geographical analysis by origin				
United Kingdom	**5**	7	**9**	10
Rest of Europe	**10**	10	**4**	3
North America	**18**	20	**8**	5
South America	**2**	2	**1**	–
Asia Pacific	**5**	4	**–**	–
Africa and Middle East	**–**	–	**–**	–
Corporate	**3**	2	**–**	–
Continuing operations	**43**	45	**22**	18
Geographical analysis by origin				
United Kingdom	**1**	2	**–**	–
Rest of Europe	**–**	3	**–**	–
North America	**1**	2	**–**	–
South America	**–**	–	**–**	–
Asia Pacific	**1**	4	**–**	–
Africa and Middle East	**–**	–	**–**	–
Discontinued operations	**3**	11	**–**	–

3 Operating profit/(loss) and analyis of revenue

	2006 £m	2005 £m
Revenue	**2,457**	2,359
Cost of sales	**(1,785)**	(1,721)
Gross profit	**672**	638
Distribution costs	**(17)**	(16)
Administrative costs	**(464)**	(457)
Operating profit before exceptional items	**191**	165
Restructuring costs (note 2)	**(41)**	(50)
Impairment: property, plant and equipment (note 2)	**(14)**	(61)
Other exceptional items (note 2)*	**8**	–
Loss on sale of assets and operations (note 2)	**(13)**	(3)
Goodwill impairment (note 13)**	**–**	(28)
Product recall costs**	**–**	(30)
Transition costs**	**–**	(17)
Exceptional items	**(60)**	(189)
Operating profit/(loss)	**131**	(24)

	2006 £m	2005 £m
Analysis of revenue		
Sale of goods	**1,958**	1,855
Rendering of services	**499**	504
Revenue	**2,457**	2,359
Finance income	**31**	19
Total revenue	**2,488**	2,378

* This comprises a £12 million gain related to past service credits and curtailment gains on defined benefit pension schemes plus a loss of £4 million for the write-down to fair value less costs to sell of a small business held for sale within Process Systems; segmental analysis of this is disclosed in note 2.
** Goodwill impairment and product recall costs in the prior year related wholly to the Controls business; transition costs were attributable to Corporate.

The disclosures related to Discontinued operations are set out in note 10.

4 Group operating profit/(loss)

Total Group* operating profit/(loss) has been arrived at after charging/(crediting) the following:

	2006 £m	2005 £m
Depreciation of property, plant and equipment (Note 12)	**57**	69
Amortisation of intangible assets – other** (Note 14)	**14**	13
Impairment of property, plant and equipment (Note 12)	**15**	63
Impairment of goodwill (Note 13)	**–**	28
Total depreciation, amortisation and impairment expense	**86**	173
Operating lease payments (Note 30)	**35**	46
Auditors' remuneration (Note 5)	**6**	10
Employee benefits expense (Note 6)	**880**	953
Research and development***	**92**	108

* Continuing and discontinued operations.
** Of which £12 million (2005: £9 million) is recorded within cost of sales, £1 million (2005: £nil) is included within distribution costs and £1 million (2005: £4 million) is included within administrative costs.
*** Total research and development expenditure incurred after adding back amounts capitalised as intangible assets is £110 million (2005: £124 million).

5 Auditors' remuneration (total Group)

Fees in respect of the audit during the year ended 31 March 2006 were £4 million (2005: £5 million). Fees paid in respect of other services provided by Ernst & Young LLP were: to UK Group companies £1 million (2005: £2 million) and non-UK Group companies £1 million (2005: £3 million). Fees paid in respect of these other services are analysed as follows:

	2006 £m	2005 £m
Taxation advisory services	1	2
Other local statutory reporting and other audit-related services	1	2
IFRS audit and advisory services	–	1
	2	5

6 Staff numbers and employee benefits expense (total Group)

The average number of people employed by the Group (including directors) during the year was as follows:

	2006	2005
Marketing and distribution	3,692	4,278
Production	23,177	27,259
Technical	1,850	2,210
Finance and administration	2,150	2,618
	30,869	36,365

The aggregate payroll costs of these people were as follows:

	2006 £m	2005 £m
Wages and salaries	703	769
Social security costs	86	95
Pension and post-retirement costs (note 25)	45	49
Share-based payment expense (note 29)	8	3
Other payroll costs	38	37
	880	953

7 Foreign exchange gains and losses

Foreign exchange losses in the year of £33 million (2005: £16 million gain) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings, held in companies whose functional currency is sterling.

Of the exchange losses, £23 million arose on dollar borrowings.

The Group's hedging policy is determined by reference to the currency of the underlying cash generation, ensuring as far as possible an economic hedge. This results in an unhedged position under IAS 21.

8 Finance costs and finance income

	2006 £m	2005 £m
Interest payable on bank loans and overdrafts	(64)	(55)
Interest payable on other loans	(76)	(82)
Amortisation of refinancing costs	(9)	(16)
Other	(1)	(3)
Finance costs	(150)	(156)
Interest receivable	31	19
Finance income	31	19
Net finance costs	(119)	(137)

9 Taxation

The major components of income tax expense for the years ended 31 March 2006 and 2005 are:

Consolidated income statement

	2006 £m	2005 £m
UK corporation tax		
Current income tax charge	**1**	10
Double taxation relief	**(1)**	(9)
Adjustments in respect of prior years	**(4)**	(26)
	(4)	(25)
Foreign tax		
Current income tax charge	**24**	18
Adjustments in respect of prior years	**(7)**	(4)
	17	14
Total current tax – continuing operations	**13**	(11)
Deferred income tax		
Origination and reversal of temporary differences	**(1)**	2
Changes in tax rates and laws	**–**	–
Adjustments in respect of prior years	**–**	(1)
Total deferred income tax – continuing operations	**(1)**	1
Taxation – continuing operations	**12**	(10)
Taxation – discontinued operations (note 10)	**2**	(5)
Total income tax expense	**14**	(15)

For the year ended 31 March	**2006 Continuing £m**	**2006 Discontinued £m**	**2006 Total £m**	2005 Continuing £m	2005 Discontinued £m	2005 Total £m
Analysed as:						
Taxation – UK	**(4)**	**(3)**	**(7)**	(25)	(1)	(26)
Taxation – overseas	**16**	**5**	**21**	15	(4)	11
	12	**2**	**14**	(10)	(5)	(15)

Consolidated statement of changes in equity

	2006 £m	2005 £m
Deferred income tax related to items charged or (credited) directly to equity		
Actuarial gains and losses recognised on defined benefit schemes	**1**	–
	1	–

9 Taxation (continued)

The total income tax expense for the year can be reconciled to the accounting profit as follows:

For the year ended 31 March	**2006 £m**	2005 £m
(Loss)/profit before tax:		
Continuing operations	**(26)**	(160)
Discontinued operations	**62**	39
	36	(121)
Tax at the domestic income tax rate of 30% (2005: 30%)	**11**	(36)
Adjustments in respect of prior years	**(11)**	(42)
Profit recognised on remeasurement to fair value	**(13)**	(9)
Current year losses and other temporary differences not recognised	**24**	56
Impairment of goodwill	**–**	8
Tax effect of expenses that are not deductible in determining taxable profit	**10**	12
Tax effect of utilisation of tax losses	**(13)**	(7)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**6**	3
Total income tax expense	**14**	(15)

10 Discontinued operations

Discontinued operations comprise: (a) Lambda, ABS EMEA and Baker – the sales of these three businesses were completed during the year; and (b) IBS (Invensys Building Systems business in the US and Asia Pacific) – the disposal of which was announced on 24 May 2006. In addition, the prior year includes Powerware, Hansen and Marcam and a number of smaller discontinued operations.

Profit for the year from discontinued operations

	2006 £m	2005 £m
Revenue	**256**	564
Operating expenses before exceptional items	**(236)**	(545)
Operating profit before exceptional items	**20**	19
Exceptional items	**(2)**	(10)
Operating profit	**18**	9
Profit on assets divested	**115**	162
Charge of associated goodwill	**(91)**	(137)
Settlements and curtailments credit – IAS 19	**19**	8
Foreign exchange gain/(loss) transferred on disposal of operations	**1**	(3)
Profit recognised on the remeasurement to fair value	**44**	30
Profit before tax from a discontinued operation	**62**	39
Current income tax:		
– related to pre-tax profit/(loss)	**(2)**	(6)
– adjustments in respect of prior years	**–**	11
Profit for the year from discontinued operations	**60**	44

Net cash flows incurred by discontinued operations

	2006 £m	2005 £m
Operating	**7**	30
Investing	**177**	351
Financing	**(1)**	(7)
Net cash inflow	**183**	374

11 (Loss)/earnings per share

	2006 £m	2005 £m
(Loss)/earnings per share (pence)		
Continuing operations		
Basic and diluted	**(0.7)p**	(2.4)p
Before exceptional items and foreign exchange gains and losses	**0.7p**	0.1p
Discontinued operations		
Basic and diluted	**1.0p**	0.7p
Total Group		
Basic and diluted	**0.3p**	(1.7)p
Average number of shares (million)		
Basic	**5,687**	5,687
Effect of dilution – share options	**27**	2
Diluted	**5,714**	5,689
(Loss)/earnings (£m)		
Continuing operations		
Basic	**(38)**	(137)
Before exceptional items and foreign exchange gains and losses		
Operating profit*	**191**	165
Finance costs	**(150)**	(156)
Finance income	**31**	19
Other finance charges – IAS 19	**(5)**	(15)
Operating profit less finance costs	**67**	13
Taxation on operating profit less finance costs	**(26)**	(22)
Minority interests	**–**	13
	41	4
Discontinued operations		
Basic	**57**	42
Total Group		
Basic	**19**	(95)

* Before exceptional items.

The basic (loss)/earnings per share for the year has been calculated using 5,687 million shares (2005: 5,687 million), being the weighted average number of shares in issue during the year, and the (loss)/profit after taxation and minority interests for continuing operations, discontinued operations and total Group as shown above.

Earnings/(loss) per share for continuing operations is also calculated by reference to earnings before exceptional items and foreign exchange gains and losses with an underlying tax charge of £26 million (2005: £22 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted (loss)/earnings per share has been calculated in accordance with IAS 33 Earnings per Share without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements other than that described in note 35.

12 Property, plant and equipment

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 April 2004	327	1,074	1,401
Additions	5	51	56
Disposal of subsidiaries	(54)	(176)	(230)
Disposals	(31)	(102)	(133)
Exchange adjustments	–	(7)	(7)
At 31 March 2005	247	840	1,087
Additions	5	41	46
Disposal of subsidiaries	(35)	(100)	(135)
Disposals	(11)	(63)	(74)
Reclassifications	1	–	1
Exchange adjustments	12	50	62
Classified as held for sale	(10)	(36)	(46)
At 31 March 2006	209	732	941
Accumulated depreciation and impairment losses			
At 1 April 2004	69	679	748
Charge for the year	7	62	69
Provision for impairment	28	35	63
Disposal of subsidiaries	(6)	(92)	(98)
Disposals	(27)	(96)	(123)
Exchange adjustments	–	(6)	(6)
At 31 March 2005	71	582	653
Charge for the year	7	50	57
Provision for impairment	8	7	15
Disposal of subsidiaries	(2)	(66)	(68)
Disposals	(6)	(56)	(62)
Reclassifications	(5)	–	(5)
Exchange adjustments	4	33	37
Classified as held for sale	(7)	(27)	(34)
At 31 March 2006	70	523	593
Net book value			
At 31 March 2005	176	258	434
At 31 March 2006	**139**	**209**	**348**

Amounts included in respect of assets held under finance leases are:

	Land and buildings £m	Plant and equipment £m	Total £m
Net book value			
At 31 March 2005	11	1	12
At 31 March 2006	**6**	**–**	**6**

There was £1 million (2005: £1 million) depreciation charged in the year in respect of assets held under finance leases.

Leased assets are pledged as security for the related finance lease. The title to land and buildings with a carrying amount of £6 million (2005: £11 million) has been pledged as security for liabilities.

Included in plant and equipment at 31 March 2006 was an amount of £18 million (2005: £13 million) relating to expenditure for plant and equipment in the course of construction.

12 Property, plant and equipment (continued)

Impairment losses of £15 million (2005: £63 million) represent the write-down of assets in relation to the closure of a number of manufacturing plants across North America and Europe following the transfer of production from these sites. In addition, three properties and two former manufacturing plants have been impaired where the recoverable value has been reassessed. These recoverable amounts were estimated based on the fair value of the plants less costs to sell. Independent valuations were obtained to determine the fair values.

13 Intangible assets – goodwill

	£m
Cost	
At 1 April 2004	731
Additions – acquired through business combinations	1
Disposals	(222)
Exchange adjustments	(7)
At 31 March 2005	503
Disposals	(145)
Exchange adjustments	20
Classified as held for sale	(10)
At 31 March 2006	368
Accumulated impairment losses	
At 1 April 2004	253
Impairment losses for the year	28
Disposals	(85)
Exchange adjustments	(3)
At 31 March 2005	193
Disposals	(53)
Exchange adjustments	8
Classified as held for sale	(2)
At 31 March 2006	146
Net book value	
At 31 March 2005	310
At 31 March 2006	**222**

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. An analysis of the carrying amount of goodwill by primary business segment is set out below. Certain of the business segments comprise a number of CGUs.

	2006 £m	2005 £m
Controls	**38**	47
Process Systems	**65**	59
Rail Systems	**1**	1
APV	**7**	7
Eurotherm	**111**	107
Continuing operations	**222**	221
Discontinued operations	**–**	89
	222	310

Annual impairment test

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of each of the CGUs are determined from value in use calculations using cash flow projections over a five-year period.

13 Intangible assets–goodwill (continued)

The key assumptions for the value in use calculations are:

- Revenue volumes
- Revenue prices
- Operating costs
- Growth rate assumptions for years 4 and 5 of the cash flow projections
- Growth in perpetuity applied to calculate the terminal value
- Discount rate

Expected revenue volumes, revenue prices and operating costs are based on past experience and expected future developments in markets and operations and are the same assumptions used in the most recent financial budgets and strategic plans approved by management. These projections cover the first three years of the cash flow projections.

Cash flows for years 4 and 5 are projected at a growth rate appropriate for the relevant CGU. These growth rates take into consideration forecast GDP growth rates for the countries of operation, expected market growth rates for those regions and the levels of growth achieved historically by the CGU and forecast in the periods covered by the budget and strategic plan. Lower growth rates are applied in perpetuity to calculate the terminal value for each CGU. These rates do not exceed the average long-term growth rate for the relevant markets. The discount rate applied to each CGU is a pre-tax rate based on the Group's weighted average cost of capital adjusted to reflect management's estimate of the specific risk profile associated with the cash flow projections for the cash generating unit. These discount rates and growth rates by CGU are as follows:

	2006 Discount rate %	**2006 Growth rate * %**	2005 Discount rate %	2005 Growth rate * %
Controls				
Appliance and Climate Controls	**12.69**	**3.10**	12.47	2.70
IMServ	**13.69**	**1.90**	13.46	1.60
Invensys Building Systems**	**12.69**	**3.10**	12.47	2.70
Process Systems				
IPS Sales, Operations, Customer Services and IPS Products	**15.61**	**3.50**	15.35	3.00
IPS Solutions and Services	**15.61**	**3.10**	15.35	2.70
Wonderware	**15.61**	**3.20**	15.35	2.70
Rail Systems	**16.71**	**2.60**	16.43	2.20
APV	**16.95**	**2.70**	16.67	2.30
Eurotherm	**16.18**	**3.00**	15.91	2.60

* In perpetuity.
**Discontinued operation.

In all cases the recoverable amounts of these CGUs were in excess of their carrying values and no impairment arose in the year (2005: £28 million).

Sensitivity to changes in assumptions

With respect to the assessment of value in use of all CGUs management believes that, with the exception of IMServ, no reasonable possible change in any of the above key assumptions would cause the carrying value of those CGUs to exceed its recoverable amount.

With respect to IMServ, a reasonable possible change in the discount rate would cause the carrying value of the CGU to exceed its recoverable amount. The details of this are tabulated below:

Amount by which the CGU's recoverable amount exceeds its carrying amount (£m)	£3m
Key assumption	Discount rate
Value of key assumption	13.69%
Amount by which the value assigned to the key assumption must change (% points)*	1.05%

* In order for the CGUs recoverable amount to be equal to its carrying amount.

14 Intangible assets – other

	Development costs £m	Computer software costs £m	Patents, trademarks and licences £m	Total £m
Cost				
At 1 April 2004	63	46	4	113
Additions	16	2	–	18
Disposals	–	(1)	–	(1)
Exchange adjustments	–	2	–	2
At 31 March 2005	79	49	4	132
Additions	18	4	–	22
Disposal of subsidiaries	–	(18)	–	(18)
Disposals	–	(2)	–	(2)
Exchange adjustments	2	3	–	5
Classified as held for sale	–	(3)	–	(3)
At 31 March 2006	99	33	4	136
Accumulated amortisation and impairment losses				
At 1 April 2004	5	30	3	38
Charge for the year	8	5	–	13
Disposal of subsidiaries	–	(2)	–	(2)
Disposals	–	(2)	–	(2)
Exchange adjustments	–	2	–	2
At 31 March 2005	13	33	3	49
Charge for the year	11	3	–	14
Disposal of subsidiaries	–	(7)	–	(7)
Disposals	–	(2)	–	(2)
Exchange adjustments	1	1	–	2
Classified as held for sale	–	(1)	–	(1)
At 31 March 2006	25	27	3	55
Net book value				
At 31 March 2005	66	16	1	83
At 31 March 2006	**74**	**6**	**1**	**81**

15 Deferred income tax assets and liabilities

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period.

Deferred income tax assets

	Intangible assets £m	Property, plant and equipment £m	Inventories £m	Investments in subsidiaries £m	Tax losses £m	Pension and other retirement benefit obligations £m	Other £m	Total £m
At 1 April 2004	4	6	–	–	(14)	–	(5)	(9)
Credit to income	–	–	–	–	–	–	(1)	(1)
At 31 March 2005	4	6	–	–	(14)	–	(6)	(10)
Charge/(credit) to income	1	3	–	–	(3)	–	1	2
At 31 March 2006	**5**	**9**	**–**	**–**	**(17)**	**–**	**(5)**	**(8)**

15 Deferred income tax assets and liabilities (continued)

Deferred income tax liabilities

	Intangible assets £m	Property, plant and equipment £m	Inventories £m	Investments in subsidiaries £m	Tax losses £m	Pension and other retirement benefit obligations £m	Other £m	Total £m
At 1 April 2004	16	55	–	12	–	(14)	(39)	30
Charge/(credit) to income	4	(9)	–	–	–	(3)	10	2
Disposal of subsidiary	–	(11)	–	–	–	–	–	(11)
At 31 March 2005	20	35	–	12	–	(17)	(29)	21
Charge/(credit) to income	2	–	2	(8)	(5)	7	(1)	(3)
Charge to equity	–	–	–	–	–	1	–	1
Disposal of subsidiary	–	(2)	–	–	–	(1)	2	(1)
Exchange differences	–	–	–	–	–	–	(1)	(1)
At 31 March 2006	**22**	**33**	**2**	**4**	**(5)**	**(10)**	**(29)**	**17**

The Group has unrecognised income tax losses of £1,180 million with a tax value of £385 million (2005: £1,084 million with a tax value of £350 million) available for offset against future profits. Included in unrecognised tax losses are losses of £29 million (2005: £25 million) that will expire within four years.

A deferred tax asset has not been recognised on temporary differences of £520 million (2005: £517 million) in respect of pension and other retirement benefit obligations.

The Group has unrecognised capital losses of £2,267 million (2005: £2,234 million) that are only available for offset against future capital gains. Included in capital losses are losses of £1,765 million (2005: £1,695 million) that will expire within four years. Other capital losses may be carried forward indefinitely.

The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognised aggregate to £850 million (2005: £1,203 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

16 Other financial assets

	2006 £m	2005 £m
Investments accounted for using the equity method	**1**	1
Available-for-sale investments	**4**	8
Financial assets at fair value through profit and loss	**13**	8
	18	17

Investments accounted for using the equity method
These comprise the Group's investments in associates. There are no joint ventures.

Available-for-sale investments
Available-for-sale financial assets consist of investments in listed ordinary shares and therefore have no fixed maturity date or coupon rate.

Financial assets at fair value through profit and loss
The investments included above represent investments in unlisted Euro denominated securities that offer the Group the opportunity for return through fair value gains. The securities have final maturity dates between 2009 and 2020, with options for early redemption at set intervals linked to the level of the Nikkei Index. Market values have been determined by external security dealers using pricing models, based on various financial factors including bond prices, foreign exchange rates, interest rates and the Nikkei Index prices. The total amount of the change in fair value estimated using a valuation technique that was recognised in profit or loss during the period was a gain of £3 million. These assets are classified as held for trading.

16 Other financial assets (continued)

Nature of main adjustment to comply with IAS 32 and IAS 39

Had IAS 32 and 39 been applied from 1 April 2004 the following adjustment would have been necessary in the financial statements for the year ended 31 March 2005:

Available-for-sale investments and financial assets at fair value through profit or loss would have been carried at fair value rather than at cost. This would have resulted in an increase of £6 million to the balance sheet value.

17 Inventories

	2006 £m	2005 £m
Raw materials and consumables	**103**	124
Work in progress	**45**	46
Finished goods	**64**	87
	212	257

Cost of inventories recognised as an expense

	2006 £m	2005 £m
Cost of inventories recognised as expense	**1,519**	1,641
Including:		
Write-down of inventories to net realisable value	**6**	17
Reversals of impairments in inventories	**–**	(4)

The amount of write-down of inventories recognised as an expense is £6 million (2005: £17 million). £5 million of this expense is included in cost of sales as a cost of inventories recognised as an expense; the remaining £1 million is included within restructuring items. The amount of any reversal of any write-down that is recognised as a reduction in the amount of inventories recognised as expense in the period is £nil (2005: £4 million).

18 Amounts due from/(to) contract customers

	2006 £m	2005 £m
Amounts due from contract customers:		
Amounts expected to be recovered within 12 months	**161**	176
Amounts expected to be recovered after more than 12 months	**7**	9
	168	185
Amounts due to contract customers:		
Amounts expected to be settled within 12 months	**(148)**	(118)
Amounts expected to be settled after more than 12 months	**(26)**	(20)
	(174)	(138)
Net amount due (to)/from contract customers	**(6)**	47
Analysed as:		
Contract costs incurred plus recognised profits less recognised losses to date	**2,065**	2,234
Less: progress billings	**(2,071)**	(2,187)
Contracts in progress at balance sheet date	**(6)**	47
Revenue from construction contracts	**904**	781

At 31 March 2006, retentions held by customers for contract work amounted to £21 million (2005: £33 million). At 31 March 2006, advances received from customers for contract work amounted to £13 million (2005: £14 million).

The directors consider that the carrying amount of amounts due (to)/from contract customers is a reasonable approximation of their fair value.

19 Trade and other receivables

	2006 £m	2005 £m
Non-current		
Prepayments and accrued income	**6**	9
Other receivables	**28**	26
	34	35
Current		
Trade receivables	**457**	522
Prepayments and accrued income	**35**	54
Other receivables	**91**	104
	583	680

Trade receivables are recorded net of an allowance for estimated irrecoverable amounts from the sale of goods. The average credit period taken on sales of goods is 56 days. The allowance that has been made for estimated irrecoverable amounts from the sale of goods is £15 million (2005: £15 million). This allowance has been determined by reference to past default experience. Trade and other receivables are predominantly non-interest bearing. Other receivables include amounts owed by associated undertakings, interest receivable, refundable deposits, refunds due in respect of VAT, sales and payroll taxes, commissions earned and insurance recoveries.

The directors consider that the carrying amount of current and non-current trade and other receivables approximates to their fair value.

20 Cash and cash equivalents

	2006 £m	2005 £m
Cash at banks and in hand	**388**	513
Overdrafts	**(1)**	(1)
Short-term deposits	**63**	126
	450	638

Cash and cash equivalents attract interest based on relevant national LIBID equivalents. Short-term deposits have an average maturity of 4 days. The fair value of cash and cash equivalents is not materially different from their book value.

Restricted cash and short-term deposits

The refinancing undertaken in 2004 provided for the allocation of certain funds to deal with the Group's legacy liabilities. Such funds are to be held in an escrow account. At 31 March 2006, the balance in this account was £219 million (2005: £309 million) although further funds remain to be drawn down. In addition, £58 million (2005: £111 million) of cash and short-term deposits is cash collateral held in the ordinary course of business to provide security to third parties.

As an international Group, Invensys has operations in a number of territories (such as China, Brazil and Russia) which place restrictions on the ability of subsidiaries to lend money to other Group entities outside those territories. However, distributions to the Group are permitted from audited reserves.

Credit risk

The funds held in escrow (as noted above) are in the form of investments in the Deutsche Global Liquidity Series plc Managed USD, EUR and GBP Funds, each of which is triple-A rated. There are no other significant concentrations of credit risk within the Group. The maximum credit risk exposure relating to financial assets is represented by their respective carrying values as at the balance sheet date. Credit risks arising from acting as guarantor are disclosed in note 30.

21 Borrowings

(i) Bank and other loans falling due within and after more than one year

	2006 £m	2005 £m
On demand or within one year	**11**	30
Repayable over one but not more than two years	**6**	20
Repayable over two but not more than five years	**1,185**	748
Repayable beyond five years	**-**	642
Total bank and other loans	**1,202**	1,440
Less: amounts due for settlement within 12 months (current liabilities)	**(11)**	(30)
Amounts due for settlement after 12 months (non-current liabilities)	**1,191**	1,410

Certain loans totalling £411 million (2005: £650 million) and classified as repayable in over two but not more than five years were drawn from committed credit facilities as at 31 March 2006. These are repayable within 12 months of the balance sheet date but have been classified according to the terms of the respective facilities.

(ii) Loan repayment dates, interest rates and principal terms

	Maturity	Committed facility 2006 £m	Interest rate	2006 £m	2005 £m
Bank loans					
EUR 35 million Medium Term Notes	Apr-2005	**-**	5.50%	**-**	24
Bonding Facility[1,2,3]	Mar-2009	**133**	LIBOR + 3.0%	**25**	25
US$300 million Second Lien[1,4]	Dec-2009	**172**	LIBOR + 4.75%	**169**	155
EUR150 million Second Lien[1,4]	Dec-2009	**105**	LIBOR + 4.75%	**103**	101
US$ Term B[1,3]	Sep-2009	**86**	LIBOR + 3.5%	**81**	266
EUR Term B[1,3]	Sep-2009	**27**	LIBOR + 3.5%	**26**	89
Other – various currencies	Various	**-**	Various	**-**	3
		523		**404**	663
Other loans and borrowings					
US$550 million High Yield[5]	Mar-2011	**316**	9.875%	**305**	280
EUR 540 million High Yield[5]	Mar-2011	**378**	9.875%	**369**	360
US$200 million 144A[6]	Jan-2010	**115**	6.50%	**114**	106
US$1.6 million 144A[6]	Jan-2007	**1**	7.125%	**1**	1
Finance leases[1]	Various	**3**	Various	**3**	13
Other – various currencies	Various	**-**	Various	**6**	17
		813		**798**	777
		1,336		**1,202**	1,440

[1]These loans and borrowings are secured by fixed and floating charges over certain Group companies' assets. £5 million (2005: £3 million) of such loans is classified as current liabilities.

[2]The bonding facility is only able to be drawn as cash to finance or refinance cash collateral. The available facility at 31 March 2006 is £410 million (2005: £389 million) of which £277 million (2005: £213 million) is drawn other than as a cash advance.

[3]The borrowers have the right to prepay this Facility on five days notice, subject to conditions in other borrowing agreements. Prepayment is at par and in the case of the bonding facility would, in the absence of any agreement to the contrary, require the Borrowers to place cash with the relevant Fronting Bank in the amounts outstanding.

The lenders have the right to seek early repayment following any 'Event of Default' or 'Change of Control'.

[4]The borrowers have the right to prepay this Facility on five days notice, subject to conditions in other borrowing agreements. Prior to 5 March 2007, such prepayment would be at a price of 101%.

The lenders have the right to seek early repayment following any 'Event of Default' or 'Change of Control'.

[5]Senior Notes issued in the United Kingdom under the Financial Services and Markets Act 2000. The Company has the right to call these Notes in whole or part at any date following 15 March 2008, subject to any conditions in other borrowing agreements. The following prices would apply to any such call:

15 March 2008 to 14 March 2009: 104.938%

15 March 2009 to 14 March 2010: 102.469%

15 March 2010 to maturity: 100%

The Noteholders have the right to seek early repayment following any 'Event of Default' or 'Change of Control', defined as when one party acquires 35% voting control plus some other circumstances.

[6]Senior Notes issued in the United States under Rule 144A of the Securities Act of 1933. The Company has no right to call these Notes prior to maturity. The Noteholders have the right to seek early repayment.

21 Borrowings (continued)

The Group's principal borrowing facilities are subject to several financial covenants. The Group is subject to 'incurrence' covenants which prohibit it from taking certain actions if the incurrence test is failed. It is also subject to 'maintenance' covenants which are tested on a regular basis. Failure of the maintenance covenants would allow the lenders under the relevant agreement to call for immediate repayment of loans made to the Group.

Senior Notes due March 2011

These Notes carry only incurrence covenants which, if failed, restrict the ability of the Group to incur indebtedness beyond certain limits, pay dividends or similar payments. To date the Group has not sought to undertake actions where such a test would require to have been passed.

Second Lien Facility maturing 5 December 2009
Senior Credit Facility maturing 5 March 2009 to 5 September 2009

These facilities carry maintenance covenants that include a maximum ratio of debt to earnings, a minimum level of interest cover and a maximum level of capital expenditure. The covenants measure these as a number and must show performance better than a defined scale, which changes over the period of the facilities. To date the Group has shown ratios better then those required by the relevant agreements.

(iii) Undrawn committed facilities

	2006 £m	2005 £m
Expiring in more than two years	**316**	348
	316	348

As at 31 March 2006, the committed syndicated loan facilities available to the Group include (a) a £86 million (US$149 million) non-revolving single currency loan facility which ceases to be available in September 2009; (b) a £27 million (€38 million) non-revolving single currency loan facility which ceases to be available in September 2009; (c) a £105 million (€150 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (d) a £172 million (US$300 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (e) a £208 million revolving multi-currency loan facility which ceases to be available in March 2009; and (f) a £410 million bonding facility which ceases to be available in March 2009.

22 Financial risk management and financial instruments

The Group's treasury policy seeks to ensure that:

- Adequate financial resources are available for the development of the Group's businesses, ensuring also long-term security in support of our products for the benefit of customers. This includes the provision of funding for capital expenditure, working capital and the bonding requirements of our contract businesses.
- Financial risk of currency, interest rate and counterparty exposure is minimised as far as possible, as set out in the following sections, and that no speculative transactions are undertaken.

Group Treasury operates as a service centre from locations in the UK, the US and Singapore within clearly defined guidelines.

Policy in respect of the major areas of treasury management is set out below.

Interest rate risk

The Group's policy is to set the proportion of fixed and floating rate debt taking into account factors such as the interest rate, the business cycle and the Group's level of financial leverage. The Group has undertaken to ensure various ratios of fixed rate debt to total debt in the period up to March 2007 in respect of US dollars and euros.

The Group uses fixed rate borrowings, interest rate swaps, forward rate agreements and currency swaps to manage its interest rate exposure.

As at 31 March 2006, £911 million of borrowings were in fixed rate form, representing 120% of net debt and 75% of gross debt (2005: £926 million, representing 115% of net debt and 64% of gross debt).

22 Financial risk management and financial instruments (continued)

Currency risk

Translation exposure

In common with other companies operating with many international subsidiaries, a currency risk arises on the translation of the results of foreign subsidiaries into sterling. This risk is not hedged.

Similarly a currency risk arises on the translation of the balance sheets of foreign subsidiaries into sterling. The Group targets several ratios in the management of this risk, including liabilities to net assets and earnings.

Transaction exposure

Currency transaction exposure arises where actual revenue and purchases are made by the Group's businesses in a currency other than their own functional currency. The incidence of this risk varies across the different businesses of the Group although the majority of revenues and purchases will usually be in the business' local markets and in their respective functional currencies. Where this is not the case, the Group's businesses are required to hedge 100% of their known exposures.

Policy also requires businesses to take action to protect any exposure where a bid is made which involves cash flows in non-functional currencies.

The Group uses forward currency contracts and currency options to manage transaction exposure.

Price risk

The Group's exposure to changing market prices on the value of financial instruments has an impact on the carrying value of financial assets that are classified as available-for-sale and on financial assets at fair value through profit and loss.

On 31 March 2006, the total carrying value of these financial assets was £17 million (2005: £16 million).

Counterparty risk

The Group monitors the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution. Surplus funds are placed for short periods with highly rated institutions in investments that are readily realisable. Funds placed in escrow arrangements are invested in US dollars, euros or sterling in highly-rated money market funds pending their requirement to meet legacy liabilities.

Derivatives

Derivatives are used to manage the interest rate and currency risks described above and further detail is provided below.

March 2006 – IFRS disclosures

(i) Classification and fair values of financial assets and liabilities

The following table sets out the classification, carrying amounts and fair values of the Group's financial assets and liabilities. The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates translated at year end exchange rates. Receivables and payables have been included to the extent they are classified as financial assets and liabilities in accordance with IAS 32. Provisions have been included where there is a contractual obligation to settle in cash.

The fair value of financial assets and liabilities at 31 March was:

	Book value 2006 £m	**Fair value 2006 £m**	Book value 2005 £m	Fair value 2005 £m
Financial assets				
Investments accounted for using the equity method	**1**	**1**	1	1
Available-for-sale investments	**4**	**4**	8	11
Financial assets at fair value through profit and loss	**13**	**13**	8	11
Trade and other receivables*	**556**	**556**	608	608
Cash and cash equivalents*	**450**	**450**	638	638
Derivative financial instruments:				
Interest rate swaps	**3**	**3**	–	2
Foreign exchange swaps and forwards	**1**	**1**	2	5

* The directors consider that the carrying amount of these financial assets approximate to their fair value.

22 Financial risk management and financial instruments (continued)

	Book value 2006 £m	**Fair value 2006 £m**	Book value 2005 £m	Fair value 2005 £m
Financial liabilities				
Short-term bank and other loans	**(10)**	**(10)**	(27)	(27)
Long-term bank and other loans	**(1,189)**	**(1,277)**	(1,400)	(1,470)
Finance leases	**(8)**	**(8)**	(13)	(13)
Provisions*	**(50)**	**(50)**	(41)	(41)
Trade and other payables*	**(586)**	**(586)**	(603)	(603)
Derivative financial instruments:				
Interest rate swaps	**–**	**–**	–	–
Foreign exchange swaps and forwards	**(2)**	**(2)**	(3)	(4)

* The directors consider that the carrying amount of these financial liabilities approximates to their fair value.

The Group has, in the ordinary course of business, provided indemnities to banks in respect of performance guarantees issued to customers. The fair value of such indemnities is not material as the likelihood of any liability arising from them is considered remote.

In a very limited number of cases, the Group has guaranteed certain borrowings by third parties. At 31 March 2006, the maximum credit risk to the Group arising from these guarantees was £8 million (2005: £10 million), being the total amount of such borrowings outstanding at that date.

Financial assets with a carrying value of up to £412 million (being the total borrowings under secured loans–see Note 21) are subject to charges relating to such loans.

(ii) Interest rate profiles of financial assets and liabilities

The interest rate profiles of the Group's cash and cash equivalents and short and long-term borrowings are set out in notes 20 and 21 respectively. The Group's interest rate swaps are set out below. All other financial assets and liabilities of the Group are non-interest bearing and a statement has been made to that effect in the relevant balance sheet notes.

(iii) Maturity analysis of interest bearing financial assets and liabilities

The maturity profile of the Group's short and long-term borrowings is set out in note 21 and of the Group's cash and short-term deposits is set out in note 20.

(iv) Derivative financial instruments

A summary of derivative financial instruments is as follows.

	Fair Value 2006 £m	Fair Value 2005 £m
Derivative assets	**4**	7
Derivative liabilities	**(2)**	(4)
	2	3

The Group uses derivatives to hedge interest rate risk, currency transaction exposure and currency translation exposure. The figures in the above table are analysed by category as set out below; all comparative data is presented under UK GAAP:

Interest rate swaps

The Group uses interest rate swaps to manage its exposure to interest rate movements on its US$ denominated bank borrowings. The following interest rate swaps were in place at 31 March:

Principal Terms	**Notional Principal 2006 $US m**	Notional Principal 2005 $US m	Maturity	**Fair Value 2006 £m**	UK GAAP 2005 £m
Quarterly: Pay Fixed 2.31%, Receive LIBOR	**120**	185	Apr-07	**2**	–
Quarterly: Pay Fixed 3.74%, Receive LIBOR	**70**	70	Oct-07	**1**	–
Derivative assets	**190**	255		**3**	–

22 Financial risk management and financial instruments (continued)

All of these instruments are designated and effective as cash flow hedges. £3 million relating to hedged cash flows that have not yet impacted the income statement has been deferred and recognised as equity at 31 March 2006. £1 million has been transferred to the income statement during the year to 31 March 2006 in respect of hedged interest cash flows during that period.

Foreign exchange swaps and forwards used to hedge transaction exposure

The Group uses foreign exchange swaps and forwards to hedge currency exposure arising from sales and purchases made by the Group's businesses in currencies other than their own functional currency. The turnover (i.e. notional principal) of such derivatives (which typically have a term of less than one year), excluding swaps, in the year to 31 March 2006 was £133 million and their fair value at 31 March was:

	Fair Value 2006 £m	UK GAAP 2005 £m
Derivative assets	**–**	–
Derivative liabilities	**–**	–
	–	–

All of these instruments are designated and effective as cash flow hedges, £nil relating to hedged cash flows that have not yet impacted the income statement has been deferred and recognised in equity at 31 March 2006. £1 million has been transferred to the income statement during the year to 31 March 2006 in respect of contracts which matured.

Foreign exchange swaps and forwards used to hedge translation exposure

The Group uses foreign exchange swaps and forwards to match the currency profile of its net debt to that of its net assets, revenue and earnings. The fair value of such derivatives (which typically have a term of less than one year) is set out below:

	Fair Value 2006 £m	UK GAAP 2005 £m
Derivative assets	**1**	2
Derivative liabilities	**(2)**	(3)
	(1)	(1)

The currency assets and liabilities created by such derivatives at 31 March were:

	Assets 2006 £m	**Liabilities 2006 £m**	**Net 2006 £m**	UK GAAP Assets 2005 £m	UK GAAP Liabilities 2005 £m	UK GAAP Net 2005 £m
Sterling	**1**	**–**	**1**	–	(153)	(153)
Euro	**8**	**–**	**8**	249	–	249
United States dollar	**62**	**–**	**62**	–	(8)	(8)
Australian dollar	**7**	**–**	**7**	6	–	6
Japanese yen	**–**	**(11)**	**(11)**	–	(102)	(102)
Other	**–**	**(68)**	**(68)**	7	–	7
	78	**(79)**	**(1)**	262	(263)	(1)

Changes in the fair value of such derivatives are taken directly to the income statement. £3 million was charged to the income statement in the year to 31 March 2006.

March 2005 – additional UK GAAP disclosures (FRS 13)

Short-term debtors and creditors that meet the definition under FRS 13 have been excluded from all numerical disclosures in the note below except for the analysis of net currency exposure.

22 Financial risk management and financial instruments (continued)

(v) Interest rate exposure of financial assets and liabilities

After taking into account the various interest rate and cross currency swaps, forward foreign exchange contracts and other derivative financial instruments entered into by the Group, the currency and interest rate exposure of the financial assets and liabilities of the Group as at 31 March was:

	Financial assets 2005				Financial liabilities 2005				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	**Net financial assets/ (liabilities) 2006 £m**
Sterling	–	151	5	156	–	(157)	(6)	(163)	**(7)**
Euro	–	410	9	419	(384)	(195)	(10)	(589)	**(170)**
United States dollar	–	174	–	174	(521)	(318)	(23)	(862)	**(688)**
Australian dollar	–	17	–	17	–	(1)	(2)	(3)	**14**
Japanese yen	–	66	5	71	(10)	(104)	–	(114)	**(43)**
Other	–	85	–	85	(1)	(3)	–	(4)	**81**
	–	903	19	922	(916)	(778)	(41)	(1,735)	**(813)**
Of which:									
Cash and short-term deposits				639				–	**639**
Gross borrowings				–				(1,431)	**(1,431)**
Derivative financial instruments				262				(263)	**(1)**
Trade investments				16				–	**16**
Other financial assets				5				–	**5**
Other financial liabilities				–				(41)	**(41)**
				922				(1,735)	**(813)**

Floating rate financial assets attract interest based on relevant national LIBID equivalent. At 31 March 2005 fixed asset trade investments of £16 million were held on a long-term basis. Cash and short-term deposits include deposits on money markets at daily and monthly rates.

The interest rate profile of fixed rate financial assets and liabilities is analysed below:

	Weighted average interest rate (%) of fixed rate assets 2005	Weighted average years to maturity of fixed rate assets 2005	Weighted average interest rate (%) of fixed rate liabilities 2005	Weighted average years to maturity of fixed rate liabilities 2005
Sterling	–	–	–	–
Euro	–	–	9.6	5.6
United States dollar	–	–	7.4	4.8
Australian dollar	–	–	–	–
Japanese yen	–	–	1.0	1.8
Other	–	–	5.9	1.4
Weighted average	–	–	8.3	5.1

The floating rate borrowings bear interest at relevant national LIBOR equivalents.

22 Financial risk management and financial instruments (continued)

(vi) Currency exposure of financial assets and liabilities

The table below shows the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statement. At 31 March 2005, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2005 £m	Euro 2005 £m	US dollar 2005 £m	Australian dollar 2005 £m	Japanese yen 2005 £m	Other 2005 £m	Total 2005 £m
Sterling	–	2	–	–	–	(1)	1
Euro	(3)	–	(1)	–	–	–	(4)
United States dollar	(2)	2	–	–	(3)	(1)	(4)
Australian dollar	(2)	–	4	–	–	(2)	–
Japanese yen	–	–	–	–	–	4	4
Other	7	9	19	–	–	(1)	34
	–	13	22	–	(3)	(1)	31

(vii) Hedges

Unrecognised gains and losses on hedges:

	Gains 2005 £m	Losses 2005 £m	Total gains/ (losses) 2005 £m
At beginning of year	26	(7)	19
Arising in previous years that were recognised in the year	(24)	7	(17)
Arising before beginning of year that were not recognised in the year	2	–	2
Arising in the year that were not recognised in the year	3	(1)	2
At end of year	5	(1)	4
Expected to be recognised:			
In one year or less	3	(1)	2
In later years	2	–	2
	5	(1)	4

In the year to 31 March 2005, changes in the fair value of instruments used as hedges were not recognised in the accounts until the hedged position matured.

The disclosure also includes forward contracts taken out by the Group to hedge expected future foreign currency sales and purchases.

(viii) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March 2005 was as follows:

	Gross borrowings 2005 £m	Other liabilities 2005 £m	Financial liabilities 2005 £m
In one year or less, or on demand	29	304	333
In more than one year but not more than two years	20	–	20
In more than two years but not more than five years	742	–	742
In more than five years	640	–	640
	1,431	304	1,735

As at 31 March 2005 the Group had £1,211 million of bank facilities to meet the maturity of these financial liabilities as they fell due.

22 Financial risk management and financial instruments (continued)

Nature of main adjustment to comply with IAS 32 and IAS 39

Had IAS 32 and 39 been applied from 1 April 2004 the following adjustment would have been necessary in the financial statements for the year ended 31 March 2005:

All derivatives would have been brought onto the balance sheet at fair value. This would have resulted in a value of derivative assets of £7 million and a value of derivative liabilities of £4 million on the balance sheet as at 31 March 2005.

23 Assets and liabilities held for sale

Following the adoption of IFRS 5 (described more fully in note 34), assets and liabilities held for sale consist of: the Group's surplus freehold property portfolio; the assets and liabilities of a small business within Process Systems; and the assets and liabilities of IBS (Invensys Building Systems business in the US and Asia Pacific). The former was sold on 19 April 2006. The disposal of IBS was announced on 24 May 2006. Both businesses are therefore classified as held for sale as at 31 March 2006.

The major classes of assets and liabilities classified as held for sale as at 31 March are:

	Surplus property portfolio £m	Process Systems £m	Discontinued – IBS £m	Total £m
Non-current assets				
Property, plant and equipment	–	–	12	12
Intangible assets – goodwill	–	–	8	8
Intangible assets – other	–	–	2	2
Current assets				
Inventories	–	2	10	12
Trade and other receivables	–	2	16	18
Surplus property portfolio	2	–	–	2
Assets classified as held for sale	**2**	**4**	**48**	**54**
Non-current liabilities				
Borrowings	–	–	(4)	(4)
Other payables	–	–	(1)	(1)
Pension liability	–	(3)	–	(3)
Current liabilities				
Trade and other payables	–	(1)	(9)	(10)
Borrowings	–	–	(1)	(1)
Provisions	–	–	(6)	(6)
Liabilities classified as held for sale	**–**	**(4)**	**(21)**	**(25)**

24 Provisions

	Warranties £m	Restructuring £m	Environmental £m	Other £m	Total £m
At 1 April 2005	32	22	42	113	209
Disposal of subsidiary undertakings	(2)	(1)	–	(1)	(4)
Charged in year	3	42	4	19	68
Released in year	–	–	–	(1)	(1)
Utilised in year	(17)	(35)	(4)	(24)	(80)
Exchange adjustments	3	1	3	2	9
Classified as held for sale	(1)	(1)	–	(4)	(6)
At 31 March 2006	**18**	**28**	**45**	**104**	**195**

	2006 £m	2005 £m
Analysed as:		
Current liabilities	**97**	131
Non-current liabilities	**98**	78
	195	209

Warranties are provided for in the normal course of business based on an assessment of future claims with reference to past claims. Such costs are generally incurred over the product life cycle.

Restructuring provisions cover committed costs, the majority of which are expected to be incurred within one year of the balance sheet date.

Provisions for environmental remediation are made when a clean-up is probable and the amount can be determined reliably. This generally coincides with a commitment to a formal plan or, if earlier, on divestment or closure of inactive sites. These costs are expected to be incurred over the next 30 years.

Other provisions principally relate to onerous lease rentals in respect of vacant property, other onerous contracts and legal claims. These liabilities are expected to crystallise largely within the next five years.

The directors consider that the carrying amount of provisions equates to their fair value.

25 Pensions and post-retirement benefits

(i) Defined contribution schemes

The Group operates many defined contribution schemes. Pension costs in respect of defined contribution schemes represented contributions payable in the year and amounted to £9 million (2005: £8 million). At 31 March 2006, there were £1 million (2005: £1 million) of outstanding contributions included in creditors.

(ii) Defined benefit schemes–general

The Group operates many funded and unfunded defined benefit pension and post-retirement schemes. Contributions to the defined benefit schemes are made in accordance with the recommendations of the independent actuary of the relevant scheme. There are two main funded defined benefit schemes in the UK and US, together with other smaller schemes in the rest of the world.

The principal Group scheme covering the majority of UK employees is the Invensys Pension Scheme. The Invensys Pension Scheme is a funded defined benefit scheme. The last full actuarial valuation of the Scheme for funding purposes was carried out with a valuation date of 30 September 2005 by independent actuaries using the projected unit credit method. The assumptions that had the most effect on the results of this valuation for funding purposes are those relating to the discount rate on scheme liabilities and mortality assumptions.

There are numerous schemes operated by overseas subsidiaries. Of these the largest US scheme is assessed annually, and the other overseas defined benefit schemes are normally assessed periodically by independent actuaries in accordance with local practice.

The Group also operates a number of non-pension post-retirement benefit plans, the majority of which relate to the provision of medical benefits to retired former employees of the Group's subsidiaries in the US. These schemes are generally unfunded.

The last full valuations of all schemes on an IAS 19 basis have been updated to 31 March 2006.

25 Pensions and post-retirement benefits (continued)

(iii) Defined benefit schemes–major assumptions

The major assumptions made when valuing the assets and liabilities of funded and unfunded schemes under IAS 19 are as follows:

For March 2006 the major financial assumptions are:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.63	–	2.47
Rate of increase to pensions in payment**	3.35	–	1.91	–	1.68
Discount rate for scheme liabilities	4.95	6.05	5.11	6.05	4.76
Inflation rate	2.90	2.50	2.26	–	2.16

For March 2005 the major financial assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.10	–	2.33
Rate of increase to pensions in payment**	3.15	–	1.86	–	1.46
Discount rate for scheme liabilities	5.40	5.75	5.11	5.75	4.78
Inflation rate	2.90	2.50	2.01	–	1.91

For March 2004 the major financial assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.20	–	1.50
Rate of increase to pensions in payment**	3.15	–	1.80	–	1.30
Discount rate for scheme liabilities	5.50	6.00	5.20	6.00	5.10
Inflation rate	2.90	2.50	2.10	–	1.70

The demographic assumptions for the main schemes are as follows:

Invensys Pension Scheme (UK)

Standard actuarial mortality tables PA92 were adopted using year of birth and medium cohort projections. Probability of death at each age was multiplied by 126%.

Invensys Pension Plan (US)

The mortality table adopted was the RP 2000 Table for combined employee/annuitants, projected to 2006 using projection scale AA.

US Healthcare scheme

A one percentage point change in the assumed rate of increase in US healthcare costs would have the following effects:

	Increase £m	Decrease £m
Increase/decrease in aggregate service cost and interest cost	0.136	0.121
Increase/decrease in defined benefit obligation	1.653	1.479

* The assumptions used for medical trend rates for beneficiaries of the US healthcare scheme were 9.0% per annum, declining to an ultimate rate of 5.0% in 2006 (2005: 10.0% declining to 5.0%; 2004: 11.5% declining to 5.0%).

** The rate of increase for UK deferred pensions was 2.90% (2005 2.90%; 2004 2.90%).

25 Pensions and post-retirement benefits (continued)

(iv) Defined benefit schemes–income and expenses

The amounts that have been recognised in the consolidated income statement and consolidated statement of recognised income and expense for the year ended 31 March 2006 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Analysis of amounts (charged)/credited to the income statement:						
Current service cost	(18)	(9)	(6)	–	(3)	(36)
Past service credit	–	–	–	8	–	8
Settlements	2	–	(1)	–	–	1
Curtailments	22	–	–	–	–	22
Total credit/(charge) to operating profit/(loss)*	6	(9)	(7)	8	(3)	(5)
Expected return on plan assets	209	40	14	–	–	263
Interest on plan liabilities	(204)	(44)	(12)	(3)	(5)	(268)
Other finance credit/(charges)–IAS 19	5	(4)	2	(3)	(5)	(5)
Analysis of amounts recognised in the consolidated statement of recognised income and expense:						
Actual return less expected return on scheme assets	293	(4)	13	–	–	302
Experience gains/(losses) arising on the scheme liabilities	53	(10)	(2)	14	–	55
Changes in assumptions underlying the present value of the plan liabilities	(432)	7	(14)	1	(7)	(445)
Actuarial (loss)/gain recognised in the consolidated statement of recognised income and expense	(86)	(7)	(3)	15	(7)	(88)

The amounts that were recognised in the consolidated income statement and consolidated statement of recognised income and expense for the year ended 31 March 2005 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Analysis of amounts (charged)/credited to the income statement:						
Current service cost	(20)	(10)	(7)	–	(4)	(41)
Settlements	1	–	–	–	–	1
Curtailments	1	7	–	–	–	8
Total charge to operating profit/(loss)*	(18)	(3)	(7)	–	(4)	(32)
Expected return on plan assets	203	36	14	–	–	253
Interest on plan liabilities	(204)	(43)	(12)	(3)	(6)	(268)
Other finance (charges)/credit – IAS 19	(1)	(7)	2	(3)	(6)	(15)
Analysis of amounts recognised in the consolidated statement of recognised income and expense:						
Actual return less expected return on scheme assets	36	(9)	5	–	–	32
Experience (losses)/gains arising on the scheme liabilities	(2)	11	(1)	–	1	9
Changes in assumptions underlying the present value of the plan liabilities	(54)	(22)	(7)	(1)	(7)	(91)
Actuarial loss recognised in the consolidated statement of recognised income and expense	(20)	(20)	(3)	(1)	(6)	(50)

25 Pensions and post-retirement benefits (continued)

*The amounts (charged)/credited to the income statement were (charged)/credited to the following lines in the income statement:

	2006 £m	2005 £m
Cost of sales	**(17)**	(17)
Administrative costs	**(16)**	(16)
Other exceptional items	**12**	–
Profit after taxation – discontinued	**16**	1
Total charge to operating profit/(loss)	**(5)**	(32)

(v) Defined benefit schemes–changes in present value of defined benefit obligations and fair value of plan assets

Changes in the present value of the defined benefit obligation for the year to 31 March 2006 are as follows:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Opening present value of defined benefit obligation	(3,885)	(731)	(230)	(56)	(119)	(5,021)
Current service cost	(18)	(9)	(6)	–	(3)	(36)
Past service cost	–	–	–	8	–	8
Contributions by employees	(4)	–	(1)	–	–	(5)
Benefit payments	224	45	12	3	8	292
Interest on plan liabilities	(204)	(44)	(12)	(3)	(5)	(268)
Settlements	9	–	1	–	–	10
Curtailments	22	–	–	–	–	22
Net liabilities transferred on disposal	–	–	19	–	1	20
Actuarial (losses)/gains	(379)	(3)	(16)	15	(7)	(390)
Classified as held for sale	–	–	–	–	3	3
Exchange adjustments	–	(64)	(7)	(4)	(3)	(78)
Closing present value of defined benefit obligation	**(4,235)**	**(806)**	**(240)**	**(37)**	**(125)**	**(5,443)**

Changes in the fair value of plan assets for the year to 31 March 2006 are as follows:

	Funded schemes			
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	Total £m
Opening fair value of plan assets	3,587	634	226	4,447
Expected return on plan assets	209	40	14	263
Contributions by employer	145	19	6	170
Contributions by employees	4	–	1	5
Benefit payments	(224)	(45)	(12)	(281)
Settlements	(7)	–	(2)	(9)
Net liabilities transferred on disposal	–	–	(7)	(7)
Actuarial gains/(losses)	293	(4)	13	302
Exchange adjustments	–	56	8	64
Closing fair value of plan assets	**4,007**	**700**	**247**	**4,954**
Actual return on plan assets	502	36	27	565

25 Pensions and post-retirement benefits (continued)

Changes in the present value of the defined benefit obligation for the year to 31 March 2005 were as follows:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Opening present value of defined benefit obligation	(3,806)	(738)	(221)	(57)	(117)	(4,939)
Transfers (from)/to other schemes	–	–	(6)	–	6	–
Current service cost	(20)	(10)	(7)	–	(4)	(41)
Contributions by employees	(5)	–	(2)	–	–	(7)
Benefit payments	204	43	23	4	8	282
Interest on plan liabilities	(204)	(43)	(12)	(3)	(6)	(268)
Settlements	1	–	–	–	–	1
Curtailments	1	7	–	–	–	8
Net liabilities transferred on disposal	–	–	3	–	2	5
Actuarial losses	(56)	(11)	(8)	(1)	(6)	(82)
Exchange adjustments	–	21	–	1	(2)	20
Closing present value of defined benefit obligation	**(3,885)**	**(731)**	**(230)**	**(56)**	**(119)**	**(5,021)**

Changes in the fair value of plan assets for the year to 31 March 2005 were as follows:

	Funded schemes			
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	Total £m
Opening fair value of plan assets	3,494	624	215	4,333
Expected return on plan assets	203	36	14	253
Contributions by employer	53	44	14	111
Contributions by employees	5	–	2	7
Benefit payments	(204)	(43)	(23)	(270)
Net liabilities transferred on disposal	–	–	(2)	(2)
Actuarial gains/(losses)	36	(9)	5	32
Exchange adjustments	–	(18)	1	(17)
Closing fair value of plan assets	3,587	634	226	4,447
Actual return on plan assets	239	27	19	285

(vi) Defined benefit schemes–reconciliations of balance sheet amounts

Reconciliation of assets and liabilities recognised in the balance sheet as at 31 March 2006:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Present value of defined benefit obligation	(4,235)	(806)	(240)	(37)	(125)	(5,443)
Fair value of plan assets	4,007	700	247	–	–	4,954
(Deficit)/surplus in the plan	(228)	(106)	7	(37)	(125)	(489)
Restrictions of asset recognised	–	–	–	–	–	–
Net (liability)/asset	(228)	(106)	7	(37)	(125)	(489)
The net asset/(liability) is presented on the balance sheet as follows:						
Non-current pension asset	–	–	42	–	–	42
Non-current pension liability	(228)	(106)	(35)	(37)	(125)	(531)
Net (liability)/asset	(228)	(106)	7	(37)	(125)	(489)

25 Pensions and post-retirement benefits (continued)

Reconciliation of assets and liabilities recognised in the balance sheet as at 31 March 2005:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Present value of defined benefit obligation	(3,885)	(731)	(230)	(56)	(119)	(5,021)
Fair value of plan assets	3,587	634	226	–	–	4,447
Deficit in the plan	(298)	(97)	(4)	(56)	(119)	(574)
Restrictions of asset recognised	–	–	–	–	–	–
Net liability	(298)	(97)	(4)	(56)	(119)	(574)
The net asset/(liability) is presented on the balance sheet as follows:						
Non-current pension asset	–	–	39	–	–	39
Non-current pension liability	(298)	(97)	(43)	(56)	(119)	(613)
Net liability	(298)	(97)	(4)	(56)	(119)	(574)

(vii) Defined benefit schemes–expected rate of return and analysis of scheme assets

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2006 are:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	7.6	1,319	8.2	266	7.7	123	1,708
Bonds	4.4	2,611	5.2	373	4.4	93	3,077
Other	4.7	77	5.0	61	5.8	31	169
Fair value of plan assets		4,007		700		247	4,954

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2005 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,300	9.6	256	7.0	114	1,670
Bonds	4.8	2,239	4.5	171	5.0	82	2,492
Other	5.4	48	3.1	207	4.4	30	285
Fair value of plan assets		3,587		634		226	4,447

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2004 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,088	8.5	312	7.7	114	1,514
Bonds	5.0	2,108	3.8	150	5.5	77	2,335
Other	5.4	298	2.0	162	5.1	24	484
Fair value of plan assets		3,494		624		215	4,333

25 Pensions and post-retirement benefits (continued)

The expected return on each asset class has been determined on the basis of market expectations for the rate of return on each asset class over the life of the related obligation, at the balance sheet date. In respect of the UK scheme, Government and Corporate Bond indices have been used to set the expected rate of return on bonds, and a risk premium has been applied to determine the expected long-term rate of return on equity investments. Similar processes are applied to other schemes. The Trustee of the UK scheme has recently adopted a new statement of investment principles which states that the Trustee will target a long-term rate of return on investments as a whole at 1% over Government stock of an appropriate duration; this would give an overall expected rate of return of 5.15% at the balance sheet date after allowing for scheme expenses. In respect of the US scheme, there has been a significant change in the expected rate of return on equities in the US due to a reduction in the assumed risk premium representing the excess return above US Government Bonds available on equities.

(viii) Defined benefit schemes—history of experience adjustments

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US Healthcare £m	Other £m	Total £m
Year ended 31 March 2006						
Present value of defined benefit obligation	(4,235)	(806)	(240)	(37)	(125)	(5,443)
Fair value of plan assets	4,007	700	247	–	–	4,954
Deficit/(surplus) in the plan	(228)	(106)	7	(37)	(125)	(489)
Experience adjustments on plan liabilities	53	(10)	(2)	14	–	55
Experience adjustments on plan assets	293	(4)	13	–	–	302
Year ended 31 March 2005						
Present value of defined benefit obligation	(3,885)	(731)	(230)	(56)	(119)	(5,021)
Fair value of plan assets	3,587	634	226	–	–	4,447
Deficit in the plan	(298)	(97)	(4)	(56)	(119)	(574)
Experience adjustments on plan liabilities	(2)	11	(1)	–	1	9
Experience adjustments on plan assets	36	(9)	5	–	–	32
Year ended 31 March 2004						
Present value of defined benefit obligation	(3,806)	(738)	(221)	(57)	(117)	(4,939)
Fair value of plan assets	3,494	624	215	–	–	4,333
Deficit in the plan	(312)	(114)	(6)	(57)	(117)	(606)
Experience adjustments on plan liabilities	65	2	12	9	(19)	69
Experience adjustments on plan assets	206	113	28	–	–	347
Year ended 31 March 2003						
Present value of defined benefit obligation	(3,701)	(801)	(231)	(74)	(88)	(4,895)
Fair value of plan assets	3,262	510	192	–	–	3,964
Deficit in the plan	(439)	(291)	(39)	(74)	(88)	(931)
Experience adjustments on plan liabilities	67	8	(23)	(5)	(13)	34
Experience adjustments on plan assets	(592)	(125)	(9)	–	–	(726)

It is not practicable to present the information for the year ended 31 March 2002 under IAS 19.

Cumulative actuarial gains and losses

The cumulative amount of actuarial gains and losses recognised since 1 April 2004 in the consolidated statement of recognised income and expense is a loss of £138 million (2005: loss of £50 million). The directors are unable to determine how much of the pension scheme deficit recognised on transition to IFRSs and taken directly to equity of £606 million in the Group is attributable to actuarial gains and losses since inception of those pension schemes. Consequently the directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the Consolidated statement of recognised income and expense before 1 April 2004.

25 Pensions and post-retirement benefits (continued)

(ix) Pensions and post-retirement benefits–other

Total pension service costs charged to the income statement in respect of defined benefit and defined contribution schemes amounted to £45 million (2005: £49 million).

The estimated level of contributions expected to be paid to defined benefit plans in the year to 31 March 2007 is as follows:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US Healthcare £m	Other £m	Total £m
	35	9	5	4	8	61

Regarding rates of contributions for future years, following the triennial valuation of the UK pension scheme (valuation date 30 September 2005) contributions to the UK pension scheme will be made at the rate of 24.3% of pensionable salaries up to the date of the next triennial valuation. In addition, the Company will continue to make supplemental contributions to the scheme of £20 million per annum in each of the years ending 31 March 2007 and 31 March 2008, followed by contributions of £35 million per annum* until the scheme's deficit is eliminated. Where the proceeds from the sale of a business exceed £1 million, at least 8% of the proceeds net of tax and costs will be paid as additional contributions to the UK main scheme. Under the main US scheme, the Company's agreement with the Pension Benefit Guaranty Corporation provided for additional contributions of 4% of net proceeds from future disposals.

*In today's money, uplifted for inflation.

26 Trade and other payables

	2006 £m	2005 £m
Non-current		
Other payables	**13**	14
Other payables	**13**	14
Current		
Trade payables	**269**	307
Accruals and deferred income	**164**	190
Interest payable	**22**	17
Other payables	**145**	132
Other payables	**600**	646

Terms and conditions of the above financial liabilities are as follows:

Trade payables are non-interest bearing and are on average normally settled on 60-day terms. Interest payable on the Group's major borrowing facilities is settled either quarterly or half-yearly throughout the financial year. Other payables include sales taxes, social security and payroll taxes, payroll creditors, customer advances (not related to construction contracts), payments received from customers in advance of work performed on construction contracts and commissions payable. They are non-interest bearing. The majority of non-current other payables will mature in more than one year but in less than two years; there is a small proportion that will mature in over five years.

The directors consider that the carrying amount of both current and non-current trade and other payables approximates to their fair value.

27 Issued capital

Authorised and issued share capital

	2006	2006	2005	2005
Authorised:				
	Number of shares million	£m	Number of shares million	£m
Ordinary shares of 1p each	**56,005**	**560**	56,005	560
Deferred shares of 24p each	**3,500**	**840**	3,500	840
	59,505	**1,400**	59,505	1,400
Issued and fully paid:				
	Number of shares million	£m	Number of shares million	£m
Ordinary shares of 1p each	**5,687**	**57**	5,687	57

A reconciliation of the authorised and issued share capital is as follows:

	Authorised	Issued, allotted and fully paid	Authorised	Issued, allotted and fully paid
	Number of shares million	Number of shares million	Share capital £m	Share capital £m
At 1 April 2004	59,505	9,187	1,400	897
Cancellation of deferred shares of 24p each	–	(3,500)	–	(840)
At 31 March 2005	59,505	5,687	1,400	57
At beginning and end of year to 31 March 2006	59,505	5,687	1,400	57

Shares reserved for issue under options

During the year the Company issued 105,949 ordinary shares pursuant to the exercise of options under the Invensys Savings Related Share Option Scheme.

On 22 July 2005, 10 November 2005 and 27 February 2006 conditional awards over 131,453,400 shares, 9,388,805 shares and 709,606 shares respectively were granted under the Invensys 1998 Senior Executive Long Term Incentive Plan (LTIP). The awards are subject to a three-year performance period from the date of grant after which 50% of any shares vesting on satisfaction of the performance requirement will be released at that time with the other 50% being deferred for one year. Outstanding awards under the LTIP at 31 March 2006, which, subject to satisfaction of the performance requirement and any appropriate holding period, will be released at various dates between 2008 and 2010, were 201,725,714 (2005: 71,601,077).

As at 31 March 2006, outstanding executive share options exercisable, subject to the satisfaction of the relevant performance condition, at various dates between 2006 and 2014 at various prices between 16.55p and 574.905p per ordinary share, and at an average price of 140.92p per ordinary share, were 62,283,606 (2005: 127,073,953).

Outstanding options under the Company's various savings related share option schemes at 31 March 2006, exercisable at various dates between 2006 and 2010 and at various prices between 14.00p and 255.55p per ordinary share, and at an average price of 48.60p per ordinary share, were 18,014,165 (2005: 25,498,165).

In addition, as at 31 March 2006, options over 265,679 (2005: 455,571) Invensys International Holdings Limited (formerly BTR plc) ordinary shares remained outstanding under the BTR Savings Related Share Option Scheme. Subject to the rules of the Scheme, these options remain exercisable during their normal exercise period following maturity. Upon exercise the Invensys International Holdings Limited ordinary shares which are issued are automatically transferred to the Company in consideration of the issue of new Invensys ordinary shares on the basis of 0.533 for every Invensys International Holdings Limited ordinary share and will also be adjusted accordingly as a consequence of the Placing and open offer that took place in March 2004.

28 Reconciliation of movements in equity

	Attributable to equity holders of the parent				
	Issued capital (Note 27) £m	Retained earnings £m	Other reserves (see below) £m	Minority interests £m	Total £m
At 1 April 2004	897	(4,395)	3,032	165	(301)
Cancellation of deferred shares of 24p each	(840)	–	840	–	–
Total recognised (expense)/income for the year	–	(145)	1	(17)	(161)
Share-based payment	–	1	–	–	1
Disposal of minority interests	–	–	–	(1)	(1)
Dividends paid to minority interests	–	–	–	(14)	(14)
At 31 March 2005	57	(4,539)	3,873	133	(476)
Adoption of IAS 39	–	3	4	3	10
As restated	57	(4,536)	3,877	136	(466)
Total recognised (expense)/income for the year	–	(69)	4	5	(60)
Share-based payment	–	8	–	–	8
Disposal of minority interests	–	–	–	(73)	(73)
Dividends paid to minority interests	–	–	–	(2)	(2)
At 31 March 2006	57	(4,597)	3,881	66	(593)

Other reserves

	Share premium account £m	Capital redemption reserve £m	Capital reserve £m	Cash flow hedge reserve £m	Foreign exchange reserve £m	Other reserves £m
At 1 April 2004	440	83	2,509	–	–	3,032
Cancellation of deferred shares of 24p each	–	840	–	–	–	840
Currency translation differences	–	–	–	–	1	1
At 31 March 2005	440	923	2,509	–	1	3,873
Adoption of IAS 39	–	–	–	4	–	4
As restated	440	923	2,509	4	1	3,877
Gains taken to equity	–	–	–	2	–	2
Transferred to income statement for the year	–	–	–	(2)	–	(2)
Currency translation differences	–	–	–	–	4	4
At 31 March 2006	440	923	2,509	4	5	3,881

Nature and purpose of other reserves

Share premium account

This reserve records the consideration premium for shares issued at a value that exceeds their nominal value.

Capital redemption reserve

This reserve arose when the Company repurchased its own shares for cancellation as part of a return of capital programme and is non-distributable. Subsequently, in the year ended 31 March 2005, 3,499,780,822 deferred shares of 24p each were cancelled, in accordance with their terms of issue. This cancellation resulted in a transfer of £840 million from share capital to the capital redemption reserve.

Capital reserve

Previously the Group merger reserve, this reserve was created on the merger of BTR plc and Siebe plc in February 1999 and is non-distributable.

Cash flow hedge reserve

This reserve records, for each hedged item in an effective cash flow hedge, the cumulative change in fair value of the expected future cash flow on the hedged item from the inception of the hedge relationship.

Foreign exchange reserve

The foreign exchange reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the net investments hedged in these subsidiaries.

29 Share-based payment plans

The Company operates various share schemes under which relevant awards have been granted and are outstanding as detailed below:

Plans for senior employees

Executive Share Options

Invensys 1998 Senior Executive Share Option Scheme

Grant details: an executive share option scheme under which options have been granted to directors and senior executives at no cost. Options are exercisable between the third and 10th anniversary of the grant date at a price equal to the average middle market quoted price of the Company's shares over the five dealing days which precede the date of grant. Options are satisfied by the issue of new shares or in the case of awards granted as share appreciation rights, in cash.

Vesting requirements

Performance requirements: (a) For grants made prior to 25 July 2001, earnings per share (EPS) performance of RPI + 12% over a three-year period to be applied each year until the earlier of when the condition is met or the measurement period the last financial year of which is the year preceding that in which the option will lapse; (b) for grants made between 25 July 2001 and 16 June 2002 EPS of RPI + 12% in the three years after grant or EPS of RPI + 16% in the four years after grant or EPS of RPI + 20% in the five years after grant, failing which the option will lapse; and (c) for grants made on 17 June 2002 and after, total shareholder return ('TSR') performance against a peer group of the FTSE 100 over a performance period of three, four or five years commencing on the date of grant. 40% will be exercisable if median position is achieved, rising to 100% if upper quartile position is achieved. Between these two points the option will vest on a straight-line basis. If the performance condition is not met in full at the first measurement then it will be re-tested against the fixed base in years four and five. If the median position is not achieved by the end of the fifth year the option will lapse.

Service requirements: the general rule is that the option will lapse if the participant leaves employment, although options may be exercisable for a certain period of time in defined good leaver cases or with the consent of the Remuneration Committee.

Scheme use: The Company does not propose to operate the Scheme, except in the case of recruitment situations, where it may be considered appropriate. Hence no options were granted during the years ended 31 March 2006 or 31 March 2005.

Other arrangements:

One option was granted under a separate arrangement to the incoming Chief Operating Officer (now Chief Executive), Ulf Henriksson, during the year ended 31 March 2005 as detailed below:

	Option granted in year ended 31 March 2005
Total number of awards granted	5,000,000
Weighted average fair value	11.00p
Weighted average share price	16.00p
Exercise price	16.55p
Expected volatility	75.00%
Expected option life	6 years
Expected dividend yield	0.00%
Risk free interest rate	5.21%

Details of executive share options outstanding under this scheme, and including the option granted to Mr Henriksson during the year, are as follows:

	2006		2005	
Share option transactions	**Number of share options**	**Weighted average exercise price (p)**	Number of share options	Weighted average exercise price (p)
Outstanding at the beginning of the year	**110,007,580**	**142.58p**	125,430,427	150.67p
Granted during the year	**–**	**–**	5,000,000	16.55p
Forfeited during the year	**6,652,354**	**154.79p**	203,666	161.64p
Exercised during the year	**–**	**–**	–	–
Lapsed during the year	**43,330,572**	**155.44p**	20,219,181	161.36p
Outstanding at the end of the year	**60,024,654**	**131.94p**	110,007,580	142.58p

29 Share-based payment plans (continued)
The options outstanding at the end of the year have a weighted average remaining contractual life of 5.7 years (2005: 6.5 years) and the range of exercise prices was between 16.55p and 318.95p.

Long Term Incentives

Invensys 1998 Senior Executive Long Term Incentive Plan ('LTIP')
Grant details: a long-term incentive plan under which awards are granted to directors and senior executives at no (or nominal) cost. Depending on the country in which the participant is resident the award would be delivered using one of the following mechanisms: (a) a nominal price option award which is a right to acquire shares for a nominal payment (unless the Company determines otherwise); (b) a conditional share award; or (c) a cash award (granted in respect of a notional number of shares). Awards are normally subject to a three-year performance period, commencing on the date of award, followed by a retention period. For awards granted prior to 22 July 2005 the retention period was two years; for awards made on or after 22 July 2005, 50% of any shares vesting on satisfaction of the performance requirements will be released at the end of the performance period with the other 50% being deferred for one year.

Vesting requirements:
Performance requirements:
TSR test (a) awards granted prior to 28 May 2003: TSR ranked against a peer group, selected at the discretion of the Remuneration Committee (with no re-testing opportunities). TSR must rank at the median position (when the peer group is ranked in descending order of TSR) in order for 50% of the shares subject to the award to be available (subject to the retention period), rising to 100% of the shares if the upper quartile position is achieved. Between these positions, the number of shares will be calculated on a straight-line basis. If at least median position is not achieved the whole award will lapse. The peer group selected for the relevant grant was as follows:

- Award dated 4 December 2002: the companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002; and

(b) awards granted after 28 May 2003: the same TSR performance test that applies to awards granted prior to this date, save that 25% of the shares subject to the award will be available (subject to the retention period), if TSR must rank at the median position (when the peer group is ranked in descending order of TSR), rising to 100% of the shares if the upper decile position is achieved. Between these positions, the number of shares will be calculated on a straight-line basis. If at least median position is not achieved the whole award will lapse. The Peer Groups selected for the relevant awards are as follows:

- Awards granted on 20 June 2003, 13 November 2003, 24 June 2004, 30 September 2004, 1 December 2004 and 21 December 2004: the companies that comprised the FTSE Mid 250 Index on the date of the grant; and
- Awards granted on 22 July 2005, 10 November 2005 and 27 February 2006: ABB, Eaton, Emerson, GE, Honeywell, Johnson Controls, Rockwell, Schlumberger, Schneider, Siemens, Smiths Group, Yokagawa

Overall performance test: (a) for awards granted prior to 22 July 2005: the Remuneration Committee must be satisfied that there has been a sustained delivery over the performance period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness; and,

(b) for the awards granted on or after 22 July 2005 that two underpins have been met; (1) achievement of stretching internal free cash flow targets; and (2) efficient management of legacy liability items.

Service requirements: the general rule is that the award will lapse if the participant leaves employment, although shares may be released in defined good leaver cases or with the consent of the Remuneration Committee after the completion of the first two years of the performance period.

Scheme use: currently used as the sole long-term incentive; the intention is to continue to make awards under this plan in 2006/07 and subsequently.

29 Share-based payment plans (continued)

Grants made during the year ended 31 March 2006 and 31 March 2005 are detailed below:

	LTIP awards granted in the year ended 31 March 2006	LTIP awards granted in year ended 31 March 2005
Total number of awards granted	**154,030,075**	43,375,034
Weighted average fair value	**5.59p**	8.23p
Exercise price	**n/a**	n/a
Expected volatility	**n/a**	n/a
Weighted average expected award life	**3.5 years**	5.0 years
Expected dividend yield	**0.00%**	0.00%
Risk free interest rate	**n/a**	n/a

Details of relevant LTIP awards outstanding during the year are as follows:

	2006 Number of awards	2005 Number of awards
Outstanding at the beginning of the year	**75,261,557**	33,521,000
Granted during the year	**154,030,075**	43,375,034
Forfeited during the year	**7,982,392**	778,350
Vested during the year	**–**	–
Lapsed during the year	**4,409,902**	856,127
Outstanding at the end of the year	**216,899,338**	75,261,557

The LTIP awards outstanding at the end of the year have a weighted average remaining contractual life of 3.0 years (2005: 4.0 years).

Invensys Restricted Share Plan ('RSP')

Grant details: a restricted share plan whereby awards, to be satisfied by the transfer of existing issued shares or in cash, are granted to certain senior employees at no cost.

Vesting requirements:

Performance requirements: awards are not subject to a performance condition, but in some cases shares are subject to a holding period following vesting.

Service requirements: the general rule is that the award will lapse if the participant leaves employment, although shares may be released in defined good leaver cases or with the consent of the Remuneration Committee.

Scheme use: The plan is operated predominantly for senior executives in special circumstances, such as recruitment and retention situations.

Grants made during the year ended 31 March 2006 and 31 March 2005 (including a separate restricted share award granted to Mr Henriksson during the year ended 31 March 2005) are detailed below:

	RSP awards granted in year ended 31 March 2006	RSP awards granted in year ended 31 March 2005
Total number of awards granted	**4,247,492**	4,000,000
Weighted average fair value	**12.63p**	16.00p
Weighted average exercise price	**n/a**	n/a
Expected volatility	**n/a**	n/a
Weighted average expected award life	**2.8 years**	2.5 years
Expected dividend yield	**0.00%**	0.00%
Risk free interest rate	**n/a**	n/a

29 Share-based payment plans (continued)

Details of relevant restricted share awards outstanding during the year (including the award made to Mr Henriksson during the year ended 31 March 2005) are as follows:

	2006 Number of awards	2005 Number of awards
Outstanding at the beginning of the year	**9,515,244**	18,925,175
Granted during the year	**4,247,492**	4,000,000
Forfeited during the year	**492,955**	1,319,560
Vested during the year (cash-settled)	**4,062,324**	–
Lapsed during the year	**959,965**	12,090,371
Outstanding at the end of the year	**8,247,492**	9,515,244

The RSP awards outstanding at the end of the year have a weighted average remaining contractual life of 1.4 years (2005: 1.2 years).

Closed option schemes

In addition, during the year ended 31 March 2006, there were executive share options outstanding under the Siebe plc Share Option Scheme 1993, BTR Senior Executive Share Option Scheme (1985), BTR Executive Share Option Scheme (1995), Eurotherm plc Executive Share Option Scheme 1995, The Unitech 1984 Executive Share Option Scheme and The Second Unitech 1984 Executive Share Option Scheme. Grants are no longer made under these closed schemes, the last grant having been made under the Siebe plc Share Option Scheme 1993 in March 1999. Outstanding options under these schemes were 2,955,357 (2005: 17,906,820), with a weighted average remaining contractual life of 1.0 years (2005: 0.8 years) and range of exercise prices between 156.223p and 574.905p.

All employee schemes

Invensys Savings Related Share Option Scheme

Grant details: the Scheme operates in the UK, is based on a savings plan and is offered to eligible full and part-time employees. Options may be granted at up to a 20% discount to the market price of the Company's shares immediately preceding the date of invitation. The vesting period for the options is three, five or seven years.

Vesting requirements:

Performance requirements: the Scheme operates in the UK within specific tax legislation and is therefore not subject to performance conditions other than that a participant is required to complete the savings contract in order to exercise their options.

Service requirements: the general rule is that the option will lapse if the participant leaves employment, although options may be exercisable for a certain period of time in defined good leaver cases.

Scheme use: The use of the Scheme and potential future launches are reviewed on a regular basis. No options were granted under this Scheme during the year ended 31 March 2006.

The options granted during the year ended 31 March 2005 are detailed below:

	Options granted in year ended 31 March 2005
Total number of awards granted	9,862,741
Weighted average fair value	10.00p
Exercise price	14.00p
Expected volatility	75.00%
Expected option life	3.2 years
Expected dividend yield	0.00%
Risk free interest rate	5.13%

29 Share-based payment plans (continued)

Details of relevant options outstanding during the year are as follows:

	2006		2005	
	Number of share options	Weighted average exercise price(p)	Number of share options	Weighted average exercise price(p)
Outstanding at the beginning of the year	**18,382,720**	**35.36p**	27,064,282	72.05p
Granted during the year	**–**	**n/a**	9,862,741	14.00p
Forfeited during the year	**3,598,511**	**43.60p**	17,350,439	77.06p
Exercised during the year	**105,949**	**14.00p**	2,957	14.00p
Lapsed during the year	**2,594,352**	**41.00p**	1,190,907	76.97p
Outstanding at the end of the year	**12,083,908**	**31.92p**	18,382,720	35.36p

The options outstanding at the end of the year have a weighted average remaining contractual life of 1.8 years (2005: 2.7 years) and the range of exercise prices was between 14.00p and 255.55p.

Invensys Overseas Savings Related Share Option Scheme

Grant details: the Scheme operates in a number of overseas countries where it has proved advantageous and practicable based on the numbers of eligible employees and local legal and tax requirements. It is based on a savings plan and is offered to eligible full and part-time employees. Options may be granted at up to a 20% discount to the market price of the Company's shares immediately preceding the date of invitation.

Vesting requirements:

Performance requirements: There are no performance conditions, other than that a participant is required to complete the savings contract in order to exercise their options.

Service requirements: the general rule is that the option will lapse if the participant leaves employment, although options may be exercisable for a certain period of time in defined good leaver cases.

Scheme use: The use of the scheme and potential future launches are reviewed on a regular basis. No options were granted under this Scheme during the years ended 31 March 2005 or 31 March 2006.

Details of relevant options outstanding during the year are as follows:

	2006		2005	
	Number of share options	Weighted average exercise price(p)	Number of share options	Weighted average exercise price(p)
Outstanding at the beginning of the year	**7,115,445**	**92.04p**	14,502,259	104.08p
Granted during the year	**–**	**n/a**	–	n/a
Forfeited during the year	**1,088,163**	**139.21p**	4,784,304	115.69p
Exercised during the year	**–**	**n/a**	–	n/a
Lapsed during the year	**97,025**	**139.38p**	2,602,510	115.69p
Outstanding at the end of the year	**5,930,257**	**82.57p**	7,115,445	92.04p

The options outstanding at the end of the year have a weighted average remaining contractual life of 0.7 years (2005: 1.6 years) and the range of exercise prices was between 41.43p and 255.55p.

Turnaround Bonus Overlay Plan

In addition to the schemes detailed above, the Group has introduced the Turnaround Bonus Overlay Plan ('TBO') under which executives have the opportunity to receive a supplemental bonus of up to 100% of their base salary in respect of any financial year to be paid in shares upon reaching specified target levels of performance. The TBO will operate in addition to the existing Executive Bonus Plan. Any bonuses earned under the TBO will be payable in shares with 50% of the shares awarded being released following the first anniversary of those shares being awarded and the other 50% being released following the second anniversary. Release of the shares is generally subject to continued employment at the relevant date although shares may be released early in defined good leaver cases or with the consent of the Remuneration Committee. The Remuneration Committee has committed that the TBO will not be operated in respect of years after 2007/08. There are currently no grants outstanding under the TBO. The first grants under the TBO will be made shortly, having been approved at the Remuneration Committee of 23 May 2006.

Measurement of fair value

The Black-Scholes option pricing model has been used to calculate the fair value of options granted during the year. An 'adjusted market value' method of valuation, based on market value at grant date, adjusted for expected forfeitures and market-based performance conditions has been used to calculate the fair value of all other awards (i.e. LTIP and RSP awards).

29 Share-based payment plans (continued)

Expected volatility was based on both historical volatility of the Company's share price over the previous 10 years and on the implied volatility of traded options of the Group's shares. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Share-based payment expense

The Group recognised total expenses of £8 million (2005: £3 million) related to equity-settled share-based payment transactions during the year.

30 Commitments and contingencies

Capital expenditure

Capital expenditure for property, plant and equipment contracted at the balance sheet date but for which no provision has been made in the accounts amounted to £3 million (2005: £6 million).

Operating leases

The Group has entered into commercial leases on certain land and buildings, motor vehicles and items of plant and equipment. Land and buildings leases are generally subject to periodic rent reviews. Some leases have renewal options. These are at the option of the Group, sometimes subject to a minimum notice period. In some cases rent escalations are set out in the lease contract. There are no material contingent rents payable. No significant restrictions are placed upon the Group by entering into these leases.

Operating lease payments

	2006 £m	2005 £m
Minimum lease payments	**38**	50
Sublease payments	**(3)**	(4)
Operating lease payments	**35**	46

Operating lease commitments

Future minimum rentals payable under non-cancellable operating leases are as follows:

	Land and buildings 2006 £m	**Other 2006 £m**	**Total 2006 £m**	Land and buildings 2005 £m	Other 2005 £m	Total 2005 £m
Not later than one year	**35**	**7**	**42**	34	12	46
After one year but not more than five years	**87**	**6**	**93**	80	12	92
Later than five years	**73**	**–**	**73**	106	2	108
	195	**13**	**208**	220	26	246

The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 March 2006 is £18 million (2005: £17 million).

Obligations under finance leases

At 31 March 2006 future minimum payments due under finance leases and similar hire purchase arrangements together with the present value of the net minimum lease payments are as follows:

	2006		2005	
	Minimum lease payments £m	**Present value of minimum payments £m**	Minimum lease payments £m	Present value of minimum payments £m
Payable not later than one year	**3**	**2**	3	2
Payable after one year but not more than five years	**6**	**4**	8	7
Payable after five years	**1**	**1**	2	2
Total gross payments	**10**	**7**	13	11
Less: finance charges allocated to future periods	**(3)**		(2)	
Present value of finance lease obligations	**7**		11	
Amount due for settlement within 12 months		**2**		2
Amount due for settlement after 12 months		**5**		9

30 Commitments and contingencies (continued)

The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 March 2006 is £4 million (2005: £nil million).

The Group leases a small proportion of its properties, plant and equipment under finance leases. The average lease term is 16 years for properties and 4 years for plant and machinery. For the year ended 31 March 2006, the average effective borrowing rate was 10% (2005: 9%). Leases are generally on a fixed repayment basis, with no material contingent amounts payable. The fair value of the Group's lease obligations approximates their carrying amount. These leases have terms of renewal and/or purchase options at the option of the Group. One property is subject to a sale and leaseback arrangement and will be purchased by the Group when the lease expires in 2008. Provision has been made for the amount by which the purchase price is expected to exceed market value. There are no significant escalation clauses and no significant restrictions are placed upon the Group by entering into these leases.

The Group's finance lease liabilities are secured against the assets to which they relate.

Contingent liabilities

In a very limited number of cases, the Group has guaranteed certain borrowings by third parties. At 31 March 2006, the maximum contingent liability to the Group arising from these guarantees was £8 million (2005: £10 million), being the total amount of such borrowings outstanding at that date.

The Group has contingent liabilities in respect of bank loans and overdrafts and bank indemnities totalling £990 million (2005: £990 million).

Neither Invensys, nor any other member of the Group, is engaged in, nor (so far as the directors are aware) has pending, or threatened by, or against it any legal or arbitration proceedings which may have a significant effect on the financial position of the Group.

31 Reconciliation of cash flows from operating activities to free cash flow, excluding legacy payments

	2006 £m	2005 £m
Cash flows from operating activities	**(49)**	(95)
Net capital expenditure included within investing activities	**(68)**	(76)
Interest received	**30**	18
Disposal of continuing operations	**(2)**	–
Disposal working capital movement	**14**	11
Free cash flow including legacy payments	**(75)**	(142)
Add back legacy payments	**175**	181
Free cash flow excluding legacy payments	**100**	39

The directors consider that the best measure of the Group's cash performance is free cash flow excluding legacy payments as calculated above.

Legacy payments relate to payments made in respect of legacy liabilities. These liabilities are specific liabilities that were classified as such at the time of the Group's refinancing in 2004. These legacy liabilities comprise pension funding obligations, environmental matters arising prior to March 2004, tax due from or in respect of years ending prior to March 2004, litigation and other settlements of actions or potential action, each arising prior to March 2004 and transition costs in connection with the reshaping of the Group in early 2003.

32 Analysis of business disposals

The sales of Lambda, ABS EMEA and Baker were completed on 30 September 2005, 29 July 2005 and 31 March 2006 respectively. These businesses are classified as discontinued operations. In addition there were a number of small disposals of continuing operations. The aggregate net assets of these businesses at the date of disposal were as follows:

	2006 Discontinued £m	2006 Continuing £m	2006 Total £m	2005 Total* £m
Property, plant and equipment	66	1	67	132
Intangible assets – goodwill	91	1	92	137
Intangible assets – other	11	–	11	(2)
Other financial assets	9	–	9	–
Working capital	10	3	13	68
Cash and cash equivalents	24	–	24	18
Provisions	(4)	–	(4)	(9)
Deferred income tax liabilities	(1)	–	(1)	(11)
Pension liability	(13)	–	(13)	(3)
Borrowings	(14)	–	(14)	–
Current tax payable	(15)	–	(15)	(6)
Net assets divested	164	5	169	324
Directly related costs	31	3	34	65
Gain/(loss) on disposal	44	(4)	40	30
Foreign exchange (gain)/loss transferred on disposal of operations	(1)	–	(1)	3
Settlements and curtailments credit – IAS 19	(19)	–	(19)	(8)
Sale consideration	219	4	223	414
Satisfied by:				
Cash	221	4	225	420
Deferred consideration	(2)	–	(2)	(6)
	219	4	223	414
Net cash flow arising on disposal:				
- cash consideration	221	4	225	420
- cash costs of disposal	(15)	(2)	(17)	(39)
- cash and cash equivalents disposed of	(24)	–	(24)	(18)
	182	2	184	363

* 2005 wholly comprised amounts relating to Discontinued operations.

33 Remuneration of key management personnel

Key management comprises the executive directors. Remuneration is as follows:

	2006 £m	2005 £m
Short-term employee benefits	**4**	5
Post-employment benefits	**–**	–
Other long-term benefits	**–**	–
Termination benefits	**–**	–
Share-based payment	**1**	1
	5	6
Contributions to defined contribution plans for key management personnel	**–**	–

Short-term employee benefits comprise salary and benefits earned during the year and bonuses awarded for the year. Post-employment benefits comprise the cost of pensions and post-retirement benefits.

34 Transition to IFRSs

For all periods up to and including the year ended 31 March 2005 the Group prepared its financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP). These financial statements, for the year ended 31 March 2006, are the first the Group is required to prepare in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU).

Accordingly, the Group has prepared financial statements which comply with IFRSs applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in the accounting policies section of these Group financial statements. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 April 2004, the Group's date of transition to IFRSs, and made those changes in accounting policies and other restatements required by IFRS 1, First-time Adoption of International Reporting Standards. This note explains the principal adjustments made by the Group in restating its UK GAAP balance sheet as at 1 April 2004 and its previously published UK GAAP financial statements for the year ended 31 March 2005.

IFRS transitional arrangements

The Group has applied the rules for first-time adoption of IFRS as set out in IFRS 1. IFRS 1 requires use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. These policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS.

In general, for the first-time adoption of IFRS, accounting standards are applied retrospectively. However IFRS 1 permits a number of optional exemptions, as well as prohibiting retrospective application of some aspects of other IFRS. The Group has adopted the following optional exemptions under IFRS 1:

(a) Business combinations prior to 1 April 2004 have not been restated to comply with IFRS 3, Business Combinations;

(b) All cumulative actuarial gains and losses with respect to employee benefits have been recognised in shareholders' equity at 1 April 2004;

(c) Cumulative translation differences on foreign operations are deemed to be zero at 1 April 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date;

(d) IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, have been applied for the first time in the financial statements for the year ended 31 March 2006, with no restatement of comparative information. Financial instruments recognised prior to 1 April 2005, the date of adoption of to IAS 32 and IAS 39, were designated at the date of IAS 32 and IAS 39 transition as fair value hedges, cash flow hedges, net investment hedges and at fair value through profit and loss, rather than at their inception; and

(e) The requirements of IFRS 2, Share-based Payment, have not been applied to equity instruments granted on or before 7 November 2002 and those vesting before 1 January 2005.

Consistent with the application of the exemption explained in (a) above, goodwill arising on business combinations between 1998 and 1 April 2004 has been retained at the previous UK GAAP amount subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Accounting policies applied in the year ended 31 March 2005

As noted above, the Group adopted IAS 32 and IAS 39 with effect from 1 April 2005 and under the exemption permitted by IFRS 1 has not restated comparative information. The accounting policies that have been applied for the year ended 31 March 2006 are set out in the accounting policies section of these Group financial statements. For the year ended 31 March 2005 the following UK GAAP accounting policies were applied in respect of financial instruments in the financial statements of the Group.

Financial instruments

The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when, at the inception of the contract, they both meet the criteria for treatment as a hedge and are designated as a hedge. The Group does not hold or issue derivative financial instruments for financial trading purposes.

34 Transition to IFRSs (continued)

Interest rate swaps

Interest rate swaps are revalued to fair value for disclosure only. They are not shown on the consolidated balance sheet. Interest payments and receipts are accrued and included in net interest payable as an adjustment of the interest expense of the designated liability.

Foreign exchange swaps and forwards

Where foreign exchange swaps and forwards are used to adjust the currency profile of net borrowings which are matched to net assets of subsidiaries, realised and unrealised gains and losses are taken directly to reserves. Where foreign exchange forwards are used to hedge foreign currency trade debtors and creditors, realised and unrealised gains and losses are recognised in the income statement. Where the instrument is used to hedge against future transactions, gains and losses are not recognised until the transaction occurs.

Debt instruments

New borrowings are initially recognised at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate on the carrying amount of the related debt, over the life of the instrument.

Key changes in accounting under IFRS

The differences between UK GAAP and IFRS that have had the most significant effect on the Group's reported results are set out below. The resulting adjustments made to equity at 31 March 2006 and 31 March 2005 and profit or loss for the year ended 31 March 2005 as previously reported under UK GAAP are set out in the reconciliations that follow. The adjustments had no material impact on cash resources and the reported cash flows generated by the Group.

IAS 38, Intangible Assets

IAS 38 requires the costs incurred on development projects that meet certain criteria to be recognised as intangible assets in the balance sheet. The Group's policy under UK GAAP was to expense all such costs as they were incurred. The application of the IAS 38 criteria resulted in the costs of a number of current and recent development projects being recognised as intangible assets in the balance sheet under IFRS. However, it was not possible in all cases to assess accurately whether costs expensed under UK GAAP prior to the IFRS transition date met the IAS 38 criteria for recognition at the time they were incurred. IFRS does not permit such assessments to be performed retrospectively and with the benefit of hindsight, so where contemporary records were insufficiently detailed or unavailable it has not been possible to recognise the asset under IAS 38. Procedures are now in place to monitor research and development projects against the IAS 38 criteria and recognise their costs as intangible assets when they meet those criteria.

Under IAS 38, intangible assets are amortised over their useful lives, which for current projects are between 4 and 10 years. The Group does not expect any of its intangible assets to have indefinite useful lives.

IAS 32 and IAS 39, Financial Instruments

The Group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risk. Under UK GAAP, these instruments were measured at cost and accounted for as hedges, whereby gains and losses were deferred until the underlying transaction occurred. Under IFRS, derivative instruments are recognised on the balance sheet at fair value. In order to achieve hedge accounting under IFRS, certain criteria must be met regarding documentation, designation and effectiveness of the hedge. When a derivative is used to hedge the change in fair value of a recognised asset, liability or firm commitment, the change in fair value of both the hedging instrument and the hedged item are recognised in the income statement when they occur. For a hedge of changes in the future cash flows relating to a recognised asset or liability or to a probable forecast transaction, the change in fair value of the hedging instrument is recognised in equity until those future cash flows occur.

As mentioned above, the Group has applied IAS 32 and IAS 39 for the first time for the year ended 31 March 2006. As permitted by the transitional exemption available under IFRS 1, IAS 32 and IAS 39 have not been applied to the comparative information presented in these financial statements. The comparative information is prepared in accordance with UK GAAP.

34 Transition to IFRSs (continued)

If IAS 39 had been applied for the year to 31 March 2005, the market value of derivative financial instruments would have been recognised in the balance sheet with the changes in their value accounted for through the income statement or reserves. The effect on total equity at 1 April 2005 of implementing IAS 39 was an increase of £10 million.

IAS 21, The Effects of Changes in Foreign Exchange Rates

Under UK GAAP the Group was able to designate external foreign currency borrowings held by holding companies in the United Kingdom as a hedge of foreign currency denominated assets including goodwill previously written off to reserves. As a result the foreign exchange gains and losses on the borrowings were matched against the gains and losses on the assets and recognised in reserves. Goodwill previously written off to reserves is not recognised as a qualifying asset under IFRS, and is therefore not available to offset the foreign exchange gains and losses arising on the borrowings. As a result, under IFRS there are exchange differences that impact the income statement. These are disclosed separately on the face of the income statement.

IFRS 3, Business Combinations

Under IFRS 3, goodwill recognised in the balance sheet is no longer amortised. Instead it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. All goodwill recognised on the balance sheet at the date of transition to IFRS was tested for impairment at that date. No impairment was identified and no other adjustments to the carrying value of goodwill were made.

On the disposal of a business, IFRS does not require any related goodwill previously written off to reserves to be transferred to the income statement. The recognition in the income statement of disposals made after the date of transition has been restated to reflect this.

The Group adopted the exemption under IFRS 1 from restating business combinations prior to the date of transition to IFRS. The Group has applied IFRS 3 prospectively from IFRS transition. No significant business combinations have been undertaken since the transition date.

Other areas of change

IAS 12, Income Taxes, requires that deferred taxation is provided on substantially all differences between the carrying amounts and tax bases of assets and liabilities except those arising from goodwill that is not deductible for tax purposes. This is wider than under UK GAAP, which specifically does not permit the recognition of certain timing differences, including those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain. The application of IFRS has resulted in the recognition of additional deferred tax balances including those relating to undistributed overseas retained earnings which are intended to be repatriated in the foreseeable future. Subject to any constraints arising from the legal requirements of those territories, the Group intends to repatriate overseas earnings from territories where overseas funds exist in excess of local operating requirements.

In accordance with IAS 19, Employee Benefits, additional liabilities were recognised on transition for accumulating compensated absences earned as a result of services rendered. IFRS 2, Share-Based Payment, requires the recognition of all share-based payments in the income statement, although this had only a limited impact on the Group's reported results for the year to 31 March 2005. The charge has been calculated using the Black-Scholes model because of the relatively small number of relevant share options extant. As permitted by the transitional exemption available under IFRS 1, the requirements of IFRS 2 have not been applied to equity instruments granted before 7 November 2002 and those vesting before 1 January 2005.

IAS 17, Leases, contains more specific guidance on the criteria that determine whether a lease is a finance lease or an operating lease. As a result two property leases and a few equipment leases have been reclassified as finance leases.

Presentation of the financial statements under IFRS

For the year ended 31 March 2006, the Group presents its financial statements in accordance with IAS 1, Presentation of Financial Statements. Where IAS 1 does not provide definitive guidance on presentation, for example in relation to aspects of the income statement, the Group has adopted a format consistent with UK GAAP requirements to assist in comparing results with prior years.

The presentation of the balance sheet under IFRS differs from the requirements under UK GAAP in a number of respects. These include requirements to analyse all assets and liabilities, including provisions, between current and non-current; and to categorise computer software, treated as tangible fixed assets under UK GAAP, as intangible assets.

34 Transition to IFRSs (continued)

The results of discontinued operations have been reclassified so as to be presented at the foot of the income statement in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The Group did not adopt IFRS 5 ahead of its effective date which was 1 April 2005 for Invensys. Accordingly, the comparative balance sheet for the year ended 31 March 2005 has not been adjusted for assets and liabilities classified as held for resale.

The IFRS cash flow statement is presented in a different format from that required under UK GAAP with cash flows split into three categories of activities–operating activities, investing activities and financing activities. The reconciling items between the UK GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.

The adoption of IFRS by EU member states applies only to consolidated financial statements. Invensys continues to present its Parent company financial statements in accordance with UK GAAP. Consequently Parent company financial statements are presented separately from the Group financial statements.

Reconciliation of equity as at 31 March 2005

	Notes	UK GAAP £m	Adjustments £m	Reclassifications £m	IFRS £m
ASSETS					
Non-current assets					
Property, plant and equipment	a	442	8	(16)	434
Intangible assets – goodwill	b	285	25	–	310
Intangible assets – other	c	–	56	27	83
Deferred income tax assets	d	8	2	–	10
Amounts due from contract customers		–	–	9	9
Other receivables		35	–	–	35
Other financial assets		17	–	–	17
Pension asset		39	–	–	39
		826	91	20	937
Current assets					
Inventories		266	–	(9)	257
Amounts due from contract customers		–	–	176	176
Trade and other receivables	e	862	(4)	(178)	680
Cash and cash equivalents		638	–	–	638
		1,766	(4)	(11)	1,751
TOTAL ASSETS		2,592	87	9	2,688
LIABILITIES					
Non-current liabilities					
Borrowings	f	(1,402)	(8)	–	(1,410)
Provisions	g, h	–	(6)	(72)	(78)
Deferred income tax liabilities	d	(3)	(18)	–	(21)
Amounts due to contract customers		–	–	(20)	(20)
Other payables		(14)	–	–	(14)
Pension liability		(613)	–	–	(613)
		(2,032)	(32)	(92)	(2,156)
Current liabilities					
Trade and other payables	h	(754)	(18)	126	(646)
Amounts due to contract customers		–	–	(118)	(118)
Borrowings	f	(28)	(2)	–	(30)
Current tax payable		(83)	–	–	(83)
Provisions	h	(205)	(1)	75	(131)
		(1,070)	(21)	83	(1,008)
TOTAL LIABILITIES		(3,102)	(53)	(9)	(3,164)
NET LIABILITIES		(510)	34	–	(476)
Capital and reserves					
Equity share capital		57	–	–	57
Other reserves		4,218	–	(345)	3,873
Retained earnings	i	(4,918)	34	345	(4,539)
Equity holders of parent		(643)	34	–	(609)
Minority interests		133	–	–	133
TOTAL EQUITY		(510)	34	–	(476)

34 Transition to IFRSs (continued)

Notes to the reconciliation of equity as at 31 March 2005

Amounts in the adjustment column relate to:

(a) Leased assets, previously treated as held on operating leases, recognised as assets held on finance leases within property, plant and equipment (IAS 17);
(b) Elimination of goodwill amortisation (IFRS 3);
(c) Capitalisation of intangible development costs (IAS 38);
(d) Recognition of deferred tax balances, mainly to reflect the impact of tax on undistributed overseas retained earnings and IAS 38 adjustments (IAS 12);
(e) Derecognition of prepayments on finance leases previously treated as operating leases (IAS 17);
(f) Recognition of the liability for future capital repayments on leases previously treated as operating leases but recognised as finance leases under IFRS;
(g) Recognition of £(4) million provisions relating to finance leases previously treated as operating leases (IAS 17);
(h) Increased accruals to recognise liabilities for employee benefits relating to accumulating compensated absences; £(2) million in non-current provisions, £(18) million in trade and other payables and £(1) million in current provisions (IAS 19); and
(i) Net adjustment to retained earnings for the impact of IFRS adjustments.

Amounts in the reclassifications column relate mainly to the reclassification of contract balances from inventories, trade and other receivables, trade and other payables and non-current other payables to separate lines in the consolidated balance sheet for amounts due to, and amounts due from, contract customers; the separate presentation of current and non-current provision balances; the reclassification of computer software in property, plant and equipment and other amounts in trade and other receivables to intangible assets – other; and the reclassification of certain reserves balances between retained earnings and other reserves.

Reconciliation of equity from 31 March 2005 to 1 April 2005

	£m
Equity – deficit under UK GAAP as at 31 March 2005	(510)
IFRS adjustments (from above)	34
Equity – deficit under IFRS as at 31 March 2005	(476)
Adoption of IAS 39*	10
Equity – deficit under IFRS as at 1 April 2005	(466)

* Further details on the adoption of IAS 39 are given in note 28 and the consolidated statement of recognised income and expense.

Reconciliation of equity as at 31 March 2005 and 31 March 2004

	2005 £m	2004 £m
Equity – deficit under UK GAAP	(510)	(304)
Adjustments:		
Capitalisation of development costs (IAS 38)	56	48
Reversal of goodwill amortisation (IFRS 3)	25	–
Leases previously treated as operating leases recognised as finance leases (IAS 17)	(10)	(10)
Employee benefits – increased accruals for accumulating compensated absences (IAS 19)	(21)	(20)
Taxation – mainly impact of tax on undistributed overseas retained earnings and IAS 38 adjustments (IAS 12)	(16)	(15)
Equity – deficit under IFRS	(476)	(301)

34 Transition to IFRSs (continued)

Reconciliation of income statement for the year ended 31 March 2005

	Notes	UK GAAP £m	Adjustments £m	Reclassifications and discontinued operations £m	IFRS £m
Continuing operations					
Revenue		2,923	–	(564)	2,359
Operating expenses before exceptional items	a, b, c	(2,748)	9	545	(2,194)
Operating profit before exceptional items		175	9	(19)	165
Exceptional items	d, e, f	(524)	355	(20)	(189)
Operating loss		(349)	364	(39)	(24)
Foreign exchange gains	g	–	16	–	16
Finance costs	h	(136)	(1)	(19)	(156)
Finance income		–	–	19	19
Other finance charges – IAS 19		(15)	–	–	(15)
Loss before taxation		(500)	379	(39)	(160)
Taxation – UK	i	16	(1)	10	25
Taxation – overseas		–	–	(15)	(15)
Loss for the year from continuing operations		(484)	378	(44)	(150)
Profit for the year from discontinued operations		–	–	44	44
Loss for the year		(484)	378	–	(106)
Attributable to:					
Equity holders of the parent	j	(473)	378	–	(95)
Minority interests		(11)	–	–	(11)
		(484)	378	–	(106)

Notes to the reconciliation of profit/(loss) for the year ended 31 March 2005

Amounts in the adjustment column relate to:

(a) £8 million net for capitalised intangible development costs (£16 million capitalised, less £8 million amortisation) (IAS 38);
(b) £2 million net for the reversal of rent on operating leases reclassified as finance leases, and the depreciation charged on the leased assets recognised in property, plant and equipment (IAS 17);
(c) £(1) million additional employee benefits costs for accumulating compensated absences (IAS 19);
(d) £27 million net elimination of amortisation of goodwill (IFRS 3);
(e) £331 million adjustment to the profit/loss on disposal of businesses to exclude goodwill previously written-off to reserves (IFRS 1);
(f) £(3) million foreign exchange loss on disposal of businesses (IAS 21);
(g) Foreign exchange gain on net debt (IAS 21);
(h) Finance costs on operating leases reclassified as finance leases (IAS 17);
(i) Deferred tax charge, mainly the impact of tax on undistributed overseas retained earnings and IAS 38 adjustments (IAS 12); and
(j) Net impact of IFRS adjustments.

Amounts in the reclassifications column relate mainly to the reclassification of the operating results and profit/loss on disposal of discontinued operations onto a single line and the separate presentation of finance costs and finance income.

35 Events after the balance sheet date

Australian superannuation scheme

The Invensys Australian Superannuation Fund shows a surplus of assets over actuarial liabilities measured under IAS 19 at 31 March 2006 at £42 million. Confirmation has been obtained from the Australian Courts that it would be proper for the Trustee to divide the surplus in the fund, after retaining appropriate reserves, between the members and the sponsor (Austrac Investments Ltd, a wholly-owned subsidiary of Invensys plc). An amended Trust deed was executed on 5 May 2006 that will provide an augmentation of members' benefits of approximately £20 million that will be charged to the income statement as an exceptional item during the year to 31 March 2007 and the amount to be held in reserves will be determined. The balance of approximately £21 million will be distributed to Austrac Investments Ltd during the year ending 31 March 2007.

Disposal of IBS

On 24 May 2006, Invensys signed an agreement to sell its IBS business to Schneider Electric SA for a gross cash consideration of £157 million.

Proposed refinancing

The Group proposes a refinancing including an underwritten rights issue and the restructuring of the Group's senior debt facilities details of which are to be sent to shareholders. The refinancing will be conditional on shareholder approval at an EGM to be held on 14 June 2006.

36 Exchange rates

	Year ended 31 March 2006 Average	Year ended 31 March 2005 Average	As at 31 March 2006 Closing	As at 31 March 2005 Closing
US$ to £1	1.79	1.85	1.74	1.89
Euro to £1	1.46	1.47	1.43	1.45
Yen to £1	201.86	197.84	204.86	202.10

The revised financial information in respect of the years ended 31 March 2005 and 31 March 2004 as prepared in accordance with UK GAAP included in this section shows the Group with the same profile of businesses as is reported in the Group's consolidated audited financial information for the year ended 31 March 2006 prepared in accordance with IFRS and the year ended 31 March 2005 as restated to comply with IFRS. This revised financial information has been included to assist investors compare the Group's, and the individual businesses', financial performance over the three years ended 31 March 2006, notwithstanding the disposals and reclassification of operations that have taken place within such period.

The tables below present unaudited financial information in respect of the years ended 31 March 2005 and 31 March 2004 under UK GAAP revised to reflect:

(i) the reclassification of the results of operations disclosed as continuing operations in Invensys' audited consolidated financial information for the year ended 31 March 2004 (principally the Powerware business and Hansen Transmissions) which were classified as discontinued business operations in the year ended 31 March 2005;

(ii) the reclassification of the results of operations disclosed as continuing operations in Invensys' audited consolidated financial information for the years ended 31 March 2005 and 31 March 2004 (principally the Lambda Operations, the ABS EMEA operations, APV Baker and IBS) which were classified as discontinued business operations in the year ended 31 March 2006; and

(iii) the reclassification of operations between businesses (the transfer of the IMServ business from Process Systems to Controls).

The revised financial information in respect of the years ended 31 March 2005 and 31 March 2004 shows the Group with the same profile of businesses as is reported in the financial information for the years ended 31 March 2006 and 31 March 2005 under IFRS. The above changes do not affect the reported loss for the years ended 31 March 2005 and 31 March 2004.

The financial information in the columns headed "As reported" has been extracted without material adjustment from Invensys' audited consolidated financial information for the years ended 31 March 2005 and 31 March 2004 referred to in Part 9 ("Financial Information for The Years Ended 31 March 2005 and 31 March 2004 (UK GAAP)").

Income Statement for the year ended 31 March 2005

Restatement of Presentation of Discontinued Operations

£ million	As reported	Reclassification of continuing operations as discontinued note 2	Restated UK GAAP
Revenue			
Continuing operations	2,803	(444)	2,359
Discontinued operations	120	444	564
	2,923	–	2,923
Operating Profit before exceptional items, goodwill amortisation and goodwill impairment			
Continuing operations	178	(22)	156
Discontinued operations	(3)	22	19
	175	–	175

Restatement of Revenue by Business for the year ended 31 March 2005

£ million	As reported	Reclassification of continuing operations as discontinued note 2	Transfers of operations between businesses note 3	Restated revenue by business
Continuing Operations				
Controls	921	(165)	54	810
Process Systems	709		(54)	655
Rail Systems	412			412
APV	360			360
Eurotherm	122			122
Businesses for sale	279	(279)		–
Continuing Operations	2,803	(444)	–	2,359
Discontinued Operations	120	444	–	564
Total	2,923	–	–	2,923

Restatement of Operating Profit Before Exceptional Items, Goodwill Amortisation and Goodwill Impairment by Business year ended 31 March 2005

£ million	As reported	Reclassification of continuing operations as discontinued note 2	Transfers of operations between businesses note 3	Restated operating profit by business
Continuing Operations				
Controls	89	(13)	8	84
Process Systems	47		(8)	39
Rail Systems	56			56
APV	6			6
Eurotherm	17			17
Businesses for sale	9	(9)		–
Corporate costs	(46)			(46)
Continuing Operations	178	(22)	–	156
Discontinued Operations	(3)	22	–	19
Total	175	–	–	175

Income Statement for the year ended 31 March 2004

Restatement of Presentation of Discontinued Operations

£ million	As reported for the year ended 31 March 2004	Reclassification of operations as discontinued 2005 note 1	As reported for the year ended 31 March 2005	Reclassification of operations as discontinued 2006 note 2	Restated presentation UK GAAP
Revenue					
Continuing operations	3,585	(585)	3,000	(486)	2,514
Discontinued operations	306	585	891	486	1,377
	3,891	–	3,891	–	3,891
Operating Profit before exceptional items, goodwill amortisation and goodwill impairment					
Continuing operations	204	(22)	182	(2)	180
Discontinued operations	13	22	35	2	37
	217	–	217	–	217

Restatement of Revenue by Business for the year ended 31 March 2004

£ million	As reported for the year ended 31 March 2004	Reclassification for formation of Controls business	Reclassification of operations as discontinued 2005 note 1	As reported for the year ended 31 March 2005	Reclassification of operations as discontinued 2006 note 2	Transfer of operations between businesses note 3	Restated presentation UK GAAP
Controls	–	1,023		1,023	(204)	72	891
Climate Controls	647	(647)		–			–
Appliance Controls	376	(376)		–			–
Process Systems	768		(22)	746	(2)	(72)	672
Rail Systems	442			442			442
APV	387			387			387
Eurotherm	122			122			122
Powerware	456		(456)	–			–
Business for sale (LHB)	387		(107)	280	(280)		–
Continuing Operations	3,585	–	(585)	3,000	(486)	–	2,514
Discontinued Operations	306		585	891	486		1,377
Total	3,891	–	–	3,891	–	–	3,891

Restatement of Operating Profit Before Exceptional Items, Goodwill Amortisation and Goodwill Impairment by Business for the year ended 31 March 2004

£ million	As reported for the year ended 31 March 2004	Reclassification for formation of Controls Business	Reclassification of operations as discontinued 2005 note 1	As reported for the year ended 31 March 2005	Reclassification of operations as discontinued 2006 note 2	Transfer of operations between businesses note 3	Restated presentation UK GAAP
Controls	–	127		127	(14)	11	124
Climate Controls	73	(73)		–			–
Appliance Controls	54	(54)		–			–
Process Systems	33		2	35	1	(11)	25
Rail Systems	62			62			62
APV	18			18	(1)		17
Eurotherm	17			17			17
Powerware	25		(25)	–			–
Business for sale (LHB)	(12)		1	(11)	11		–
Corporate costs	(66)			(66)	1		(65)
Continuing Operations	204	–	(22)	182	(2)	–	180
Discontinued Operations	13		22	35	2		37
Total	217	–	–	217	–	–	217

[1] Reclassification of the results of operations reclassified as discontinued in the year ended 31 March 2005 comprising principally the Powerware business and Hansen Transmissions (see Part 8 "Operating and Financial Review and Prospectus—Factors that Affect the Group's Results of Operations—The Group's Disposals")

[2] Reclassification of the results of operations reclassified as discontinued in the year ended 31 March 2006 comprising principally the Lambda operations, the ABS EMEA Operations, APV Baker and IBS (see Part 8 "Operating and Financial Review and Prospectus—Factors that Affect the Group's Results of Operations")

[3] Represents the transfer of the IMServ business from Process Systems to Controls

The unaudited pro-forma statement of net assets set out below has been prepared for illustrative purposes only to show the effect of the 2006 Refinancing on the Group's net assets as if the 2006 Refinancing had been completed on 31 March 2006. Due to its nature, the unaudited pro-forma statement of net assets addresses a hypothetical situation and, therefore, does not represent the Group's actual financial position or results. This unaudited pro-forma statement of net assets does not include the proceeds from the Disposal.

Pro forma Statement of Net Assets

		Pro-forma adjustments		
	31 March 2006 £m	Adjustments for Rights Issue £m	Adjustments for New Senior Credit Facilities £m	Group Net Assets £m
ASSETS				
Non-current assets	760			760
Current assets				
Cash and cash equivalents	450		(238)	212
Other current assets	1,018		3	1,021
	1,468	–	(235)	1,233
TOTAL ASSETS	2,228	–	(235)	1,993
LIABILITIES				
Non-current liabilities				
Borrowings	(1,195)	324	174	(697)
Other non-current liabilities	(685)			(685)
	(1,880)	324	174	(1,382)
Current liabilities				
Borrowings	(12)			(12)
Other current liabilities	(929)			(929)
	(941)	–	–	(941)
TOTAL LIABILITIES	(2,821)	324	174	(2,323)
NET LIABILITIES	(593)	324	(61)	(330)
EQUITY				
Equity attributable to equity holders of the Company				
Issued share capital	57	23		80
Other reserves	3,881	301		4,182
Retained earnings	(4,597)		(61)	(4,658)
Shareholders' deficit	(659)	324	(61)	(396)
Minority interests	66			66
TOTAL EQUITY	(593)	324	(61)	(330)

Notes:

1 Financial information as at 31 March 2006 has been extracted without material adjustment from Part 11 ("Financial Information for the Years Ended 31 March 2006 and 31 March 2005 (IFRS)") of this Document. Borrowings includes £5 million relating to IBS disclosed as Liabilities held for sale in Note 23 in Part II.

2 The net proceeds of the Rights Issue are calculated on the basis that the Company issues 2,276 million New Shares at 15p per share and that the expenses incurred by the Company in connection with the Rights Issue are £17 million. The net proceeds of the Rights Issue are assumed to be applied redeeming 35% of the outstanding High Yield Bonds with the balance paying down other borrowings.

3 The debt refinancing consists of:

- a term loan denominated in US dollars and euro for the equivalent of £150 million;
- a revolving credit facility denominated in US dollars, euro and sterling for the equivalent of £150 million; and
- a bonding facility denominated in US dollars, euro and sterling for the equivalent of £400 million.

4 For the purposes of this unaudited pro-forma statement of net assets it is assumed that the Term Facility will be fully drawn down and the Bonding Facility will be drawn down in cash to the extent of existing cash balances collateralized.

5 Expenses of the 2006 Refinancing have been treated as follows:

- £17 million in connection with the Rights Issue written off to share premium account;
- £15 million attributed to the New Senior Credit Facilities, £12 million shown as a prepayment; and £3 million set off against the term loan; and
- £6 million written off to the income statement.

The balance of costs charged to the income statement comprise the write off of deferred costs relating to the 2004 Refinancing (£28 million) and early redemption payment in connection with the repayment of the High Yield bonds and second Lien Facility (£27 million)

Debt and facilities can be analysed as follows[1]:

	Rate[2]	Balance at 31 March 2006	Pro-forma adjustment	Pro-forma balance at 31 March 2006	Pro-forma interest on existing facilities	Pro-forma interest on new facilities
Borrowings		**£m**	**£m**	**£m**	**£m**	**£m**
High Yield Bonds	9.875%	694	(243)	451	69	45
144A	6.5%	116	(64)	52	8	3
Second Lien	L+4.75%	277	(277)	0	24	
Term Loan B	L+3.5%	113	(113)	0	8	
Bonding	L+3%	25	(25)	0	2	
Other Debt	10%[3]	14		14	1	1
New Term Loan	L+2.33%[3]		150	150		9
Bonding	L+2.25%/2%[4]		58	58		4
Total debt before costs etc		1,239	(514)	725		
Discount and issuance costs		(32)	16	(16)		
Total Debt		1,207	(498)	709		
Cash & Cash Equivalents						
Escrow Account	3.75%[5]	219	(219)	0	(8)	
Cash Collateral	3.75%[5]	58		58	(2)	(2)
Other Cash	3.75%[5]	173	(19)	154	(7)	(6)
Total Cash and Cash Equivalents		450	(238)	212		
NET DEBT		757	(260)	497		
Other Facilities						
Undrawn RCF - existing undrawn	1%	208	(208)	0	2	
Undrawn RCF - new undrawn	0.75%		150	150		1
Bonding - drawn non cash	3%	277	(277)	0	8	
Bonding - undrawn	1%	108	(108)	0	1	
Bonding - drawn non cash	2%		277	277		6
Bonding - undrawn	0.75%		65	65		0
Proforma net cash interest expense					106	61
Amortisation of facility fees					10	4
PROFORMA NET INTEREST					116	65

1 Balances as at 31 March 2006 have been extracted without material adjustment from Part 11 ("Financial Information for the Years Ended 31 March 2006 and 31 March 2005 (IFRS)") of this Document. The pro-forma adjustments are calculated on the basis stated above and assume repurchase of £64 million aggregate principal amount of 144A Notes with proceeds remaining after funding the equity clawback of the High Yield Bonds at 31 March 2006 exchange rates. Pro-forma annualised interest is calculated by applying relevant rates as disclosed above and does not take into account any repurchases of 144A Notes with a portion of the proceeds of the Disposal and any related reduction in net cash interest expense.

2 L = LIBOR. Pro-forma interest calculations assume a blended LIBOR rate of 4% reflecting the currency mix of the underlying borrowings.

3 Average margin US$2.25% and EUR2.5% and assuming no flex.

4 Margin 2.25% on funded facility and 2.0% on balance.

5 Average rate applied to cash balances.

Effect of the 2006 Refinancing on earnings

Application of the relevant interest rates and facility fees to 31 March 2006 debt and the pro-forma debt after the 2006 Refinancing shows a cash interest saving of £45 million per annum (£106 million less £61 million).

Had it taken place on 1 April 2005, the 2006 Refinancing would have been earnings enhancing for Invensys in the year ended 31 March 2006 before one-off cash and other costs associated with the 2006 Refinancing.

Cash costs of 2006 Refinancing

The cash costs of the 2006 Refinancing of £65 million may be analysed as follows:

- cash costs in connection with the Rights Issue of £17 million;
- cash costs attributed to the New Senior Credit Facilities of £15 million;
- early redemption payments of £27 million; and
- general advisory costs of £6 million.

Ernst & Young LLP
1 More London Place
London SEI 2AF

The Directors
Invensys plc
Portland House
Bressenden Place
London
SW1E 5BF

25 May 2006

Dear Sirs

We report on the unaudited pro-forma financial information (the "Pro-Forma Financial Information") set out in Part 13 of the prospectus dated 25 May 2006 (the "Prospectus"), which has been prepared on the basis described therein in notes 1 to 10, for illustrative purposes only, to provide information about how the 2006 Refinancing (as defined in the Prospectus) might have affected the financial information presented on the basis of the accounting policies adopted by Invensys plc in preparing the financial statements for the year ended 31 March 2006. This report is required by item 20.2 of Annex I of the EU Regulation 809/2004 (the "PD Regulation") and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility solely of the Directors of Invensys plc to prepare the Pro-Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro-Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro-Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro-Forma Financial Information with the Directors of Invensys plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Invensys plc.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the Pro-Forma Financial Information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of Invensys plc.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omissions likely to affect its import. This declaration is included in the prospectus, in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

Ernst & Young LLP

The following tables show the capitalisation and indebtedness of the Group at 31 March 2006 based on the IFRS audited consolidated financial information included in Part 11 ("Financial Information for the Years Ended 31 March 2006 and 31 March 2005 (IFRS)").

SHAREHOLDERS' EQUITY[1]

	£m
Share Capital	57
Other Reserves	
Share premium account	440
Capital redemption reserve	923
Capital reserve	2,509
Cash flow hedge reserve	4
Foreign exchange reserve	5
	3,881

TOTAL CURRENT DEBT	
Secured[2]	6
Unguaranteed/Unsecured	6
	12
TOTAL NON-CURRENT DEBT	
Secured[2]	406
Unguaranteed/Unsecured	789
	1,195

NET INDEBTEDNESS
At 31 March 2006

	£m
Cash and cash equivalents	
Cash at bank and in hand[3]	388
Short-term deposits	63
	451
Current financial debt	
Bank overdrafts	1
Current portion of non-current debt	12
	13
Net current financial indebtedness	438
Non-current financial indebtedness	
Non-current bank loans	400
Bonds issued	788
Other non-current loans	7
Non-current financial indebtedness	**1,195**
Net financial indebtedness	**757**

1 The Group has a £4,597 million deficit on retained earnings and £66 million of minority interests.

2 See Part 16 ("Additional Information"), paragraph 14.4 (v) for details of security.

3 The 2004 Refinancing provided for the allocation of certain funds to deal with the Group's legacy liabilities. Such funds are held in an escrow account. At 31 March 2006 the balance on this account was £219 million. In addition £58 million of cash and short term deposits is cash collateral held in the ordinary course of business to provide security to third parties.

The Group has guaranteed certain borrowings by third parties. At 31 March 2006, the maximum contingent liability of the Group arising from these guarantees was £8 million.

PART 15 TERMS AND CONDITIONS OF RIGHTS ISSUE

1. Terms and conditions of the Rights Issue

Subject to the fullfillment of the terms and conditions set out below, up to 2,276 million New Shares will be offered for subscription by way of rights to Qualifying Shareholders on the following basis, and otherwise on the terms and conditions set out in this Document (and, in the case of Qualifying non-CREST Shareholders, the Provisional Allotment Letter):

2 New Shares at 15 pence per New Share
for every 5 Existing Shares

held and registered in their name at 5:00 p.m. on the Record Date and so in proportion for any other number of Existing Shares then held. Fractions of New Shares will not be allotted to Qualifying Shareholders and entitlements will be rounded down to the nearest whole number of New Shares.

The Issue Price of 15 pence per New Share represents a 24% discount to the closing middle-market price on the London Stock Exchange's Main Market for listed securities of 19.75 pence per Ordinary Share on Wednesday, 24 May 2006, which was the last Business Day prior to the announcement of the Rights Issue. The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this Document. There will be no restrictions on the free transferability of the New Shares save as provided in the Articles. The rights attaching to the New Shares are governed by the Articles, a summary of which is set out in paragraph 3 of Part 16 ("Additional Information").

The allotment and issue of the New Shares will be made upon and subject to the terms and conditions set out in this Document, the Provisional Allotment Letters (which are expected to be posted on Wednesday, 14 June 2006 to Qualifying non-CREST Shareholders other than those whose registered address is in, subject to certain exceptions, the United States, Australia, France, Canada, Japan and South Africa, and the Memorandum and Articles.

Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The attention of Overseas Shareholders and any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this Document into a jurisdiction other than the UK is drawn to paragraph 7 of this Part 15.

Application has been made to the Financial Services Authority and to the London Stock Exchange for the New Shares (nil and fully paid) to be admitted to the Official List and to commence trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective on Thursday, 15 June 2006 and that dealings in the New Shares will commence, nil paid, at 8.00 a.m. on that date.

The Rights Issue is conditional upon:

(a) the passing, without amendment, of the Resolution in the EGM Notice (and not, except where agreed between the Company and the Underwriters and the Managers, at any adjournment of such meeting);

(b) the New Credit Agreement not having been terminated or rescinded and the conditions precedent to the New Credit Agreement having been satisfied, subject only to Admission and receipt by the Company of the proceeds of the Rights Issue;

(c) Admission becoming effective by not later than 8.00 a.m. on Thursday, 15 June 2006 (or such later time and date as the Underwriters and the Managers may agree not being later than 30 June 2006); and

(d) the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to Admission.

The Rights Issue and the availability of the New Senior Credit Facilities are inter-conditional: Invensys will only commence the offer of New Shares under the Rights Issue, and admission of Nil Paid Rights will only occur, if all conditions to drawdown under the New Senior Credit Facilities, except for receipt of proceeds of the Rights Issue, are satisfied or waived. Subject to admission occurring, drawdown under the New Senior Credit Facilities will take place on receipt by the Company of the proceeds of the Rights Issue. Following the commencement of the Rights Issue, customary events of default under the New Senior Credit Facilities will apply, as they also will after the completion of the Rights Issue.

The ISIN Code for the Nil Paid Rights is GB00B1598267 and for the Fully Paid Rights is GB00B1598481.

The Existing Shares are already admitted to CREST. No further application for admission to CREST is required for the New Shares and all of the New Shares when issued and fully paid may be held and transferred through CREST. Applications have been made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST. CRESTCo requires Invensys to confirm to it that the New Shares have been admitted to the Official List before CRESTCo will admit any security to CREST. As soon as practicable after Admission, Invensys will confirm this to CRESTCo.

It is expected that:

(i) Admission of the New Shares will become effective and that dealings on the London Stock Exchange in the New Shares, nil paid, will commence at 8.00 a.m. on Thursday, 15 June 2006;

(ii) the Registrar will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders (other than such shareholders with registered addresses in, subject to certain exceptions, the United States, Canada, Japan, Australia, France or South Africa) with such Shareholders' entitlements to Nil Paid Rights, with effect from 8.00 a.m. on Thursday, 15 June 2006;

(iii) the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement by CRESTCo by 8:00 a.m. on Thursday, 15 June 2006, or if later, as soon as practicable after Invensys has confirmed to CRESTCo that all the conditions for admission of such rights to CREST have been satisfied;

(iv) the New Shares will be credited to CREST stock accounts at 8.00 a.m. on Monday, 10 July 2006; and

(v) definitive share certificates in respect of New Shares to be held in certificated form are expected to be despatched by post by Tuesday, 18 July 2006 to accepting Qualifying non-CREST Shareholders or their renouncees at their registered address (unless lodging agent details have been completed on page 3 of the Provisional Allotment Letter).

The Underwriters have agreed to underwrite the Rights Issue in accordance with the terms and subject to the conditions in the Underwriting Agreement. The Underwriting Agreement is conditional on certain matters being satisfied or not breached prior to Admission and may also be terminated by the Underwriters and/or Managers prior to Admission upon the occurrence of certain events, in which case the Rights Issue will not proceed. The Underwriters may arrange sub-underwriting for some, all or none of the New Shares. Invensys is mindful of the Competition Commission's recommendations with regard to competitive tendering of sub-underwriting commissions. After careful consideration of the benefits to Invensys, the Directors have concluded that such a process would be unlikely to result in any significant benefit to Invensys and would not, therefore, have been appropriate in connection with the Rights Issue. A summary of certain terms and conditions of the Underwriting Agreement is set out in paragraph 9 of Part 16 ("Additional Information").

All documents and cheques posted to or by Qualifying Shareholders and/or their transferees or renouncees (or their agents, as appropriate) will be posted at their own risk.

Shareholders taking up their rights by completing a Provisional Allotment Letter or by sending an MTM instruction (as defined in paragraph 4.2 below) to CRESTCo will be deemed to have given the representations and warranties set out in paragraph 8 below, unless such requirement is waived by the Company and the Underwriters.

2. Action to be taken

The action to be taken in respect of New Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

If you have any queries about the Rights Issue or on the procedure for acceptance and payment you should call the shareholder helpline 0870 600 3963 (or +44 1903 276342 from outside the UK). The helpline is available between the hours of 8.30 a.m. and 5.30 p.m. Monday to Friday excluding Public Holidays.

If you are a Qualifying non-CREST Shareholder and have received a Provisional Allotment Letter and do not have a registered address in, subject to certain exceptions, the United States, Canada, Japan, France, Australia or South Africa, please refer to paragraphs 3 to 11 of this Part 15.

If you hold your Existing Shares in CREST and do not have a registered address in, subject to certain exceptions, the United States, Canada, Japan, Australia, France or South Africa, please refer to paragraphs 4 to 11 of this Part 15 and to the CREST Manual for further information on the CREST procedures referred to below.

If you are a Qualifying non-CREST Shareholder or a Qualifying CREST Shareholder with a registered address in the United States, Canada, Japan, Australia, France or South Africa, you should refer to paragraphs 7 and 8 of this Part 15.

CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary actions specified below to take up the entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST sponsored members.

3. Action to be taken in relation to Nil Paid Rights represented by Provisional Allotment Letters

3.1 General

Each Provisional Allotment Letter will set out:

(a) the holding of Existing Shares on which the Qualifying non-CREST Shareholder's entitlement to New Shares has been based;

(b) the aggregate number of New Shares which have been provisionally allotted to such Qualifying non-CREST Shareholder;

(c) the procedures to be followed if a Qualifying non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form; and

(d) instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

On the basis that Provisional Allotment Letters are posted on Wednesday, 14 June 2006, and that dealings in the Nil Paid Rights commence on Thursday, 15 June 2006, the latest time and date for acceptance and payment in full will be 11.00 a.m. on Friday, 7 July 2006.

If the Rights Issue is delayed so that Provisional Allotment Letters cannot be despatched on Wednesday, 14 June 2006 the expected timetable as set out in Part 4 ("Rights Issue Highlights") will be adjusted accordingly and the revised dates will be set out in the Provisional Allotment Letter and announced through a Regulatory Information Service.

3.2 Procedure for acceptance and payment

(a) Qualifying non-CREST Shareholders who wish to accept in full

Holders of Provisional Allotment Letters who wish to take up all of their Nil Paid Rights must return the Provisional Allotment Letter, together with a cheque or banker's draft, made payable to "Lloyds TSB Bank plc" and crossed "A/C payee only" for the full amount payable on acceptance, in accordance with the instructions printed on the Provisional Allotment Letter, by hand (during normal business hours only) or by post, to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, so as to arrive as soon as possible and in any event so as to be received by not later than 11.00 a.m. on Friday, 7 July 2006. A reply-paid envelope will be enclosed with the Provisional Allotment Letter for use within the UK only. If you post your Provisional Allotment Letter within the UK by first class post, it is recommended that you allow at least four days for delivery.

(b) Qualifying non-CREST Shareholders who wish to accept in part

Holders of Provisional Allotment Letters who wish to take up some but not all of their rights and wish to sell some or all of those which they do not want to take up, should first apply for split Provisional Allotment Letters by completing Form X of the Provisional Allotment Letter, and returning it by hand (during normal business hours only) or by post, to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, by 3.00 p.m. on Wednesday, 5 July 2006, the last date and time for splitting Nil Paid Rights, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter. Once they have received these, they should then deliver the first Provisional Allotment Letter (representing the New Shares they wish to accept) together with a cheque or banker's draft for the appropriate amount, payable to "Lloyds TSB Bank plc A/C Invensys plc" and crossed "A/C payee only" by 11.00 a.m. on Friday, 7 July 2006, the last date and time for acceptance. The second Provisional Allotment Letter (representing the New Shares such Qualifying non-CREST Shareholders do not wish to take up) will be required in order to sell those rights.

Alternatively, Qualifying non-CREST Shareholders who wish to take up only some of their Nil Paid Rights (but not sell the remainder) should complete Form X on the Provisional Allotment Letter and return it by hand (during normal business hours only) or by post, to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, together with a covering letter confirming the number of New Shares to be taken up and a cheque or a banker's draft to pay for this number of New Shares. In this case, the Provisional Allotment Letter, the covering letter and the cheque or banker's draft must be received by the Registrar by 3.00 p.m. on Wednesday, 5 July 2006, the last date for splitting Nil Paid Rights.

(c) *Company's discretion as to validity of acceptances*

If payment is not received in full by 11.00 a.m. on Friday, 7 July 2006, the provisional allotment will (unless Invensys has exercised its right to treat as valid an acceptance as set out below) be deemed to have been declined and will lapse. However, Invensys may, but shall not be so obliged, treat as valid (i) Provisional Allotment Letters and accompanying remittances which are received through the post not later than 8.00 a.m. on the first dealing day after Friday, 7 July 2006 (the cover bearing a legible postmark not later than 11.00 a.m. on Friday, 7 July 2006), and (ii) acceptances in respect of which remittances are received prior to 11.00 a.m. on Friday, 7 July 2006 from an authorised person (as defined in section 31(2) FSMA) specifying the number of New Shares to be acquired and an undertaking by that person to lodge the relevant Provisional Allotment Letter duly completed in due course.

Invensys may also (in its sole discretion) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(d) *Payments*

All payments must be in pounds sterling and must be made by cheque or banker's drafts made payable to "Lloyds TSB Bank plc A/C-Invensys plc" and crossed "A/C payee only". Cheques or banker's drafts must be drawn on a bank or building society, or branch of a bank or building society, in the UK or Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right-hand corner. Cheques drawn on most major high street banks and building societies in the UK will be satisfactory. All documents, cheques and banker's drafts sent through the post will be sent at the risk of the sender. Cheques or banker's drafts will be presented for payment upon receipt. Invensys reserves the right to instruct the Registrar to seek special clearance of cheques and banker's drafts to allow Invensys to obtain value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due and any interest on such payments ultimately will accrue for the benefit of Invensys. It is a term of the Rights Issue, and returning the Provisional Allotment Letter with a remittance in the form of a cheque will constitute a warranty, that cheques shall be honoured on first presentation. Invensys may elect to treat as invalid acceptances in respect of which cheques are not so honoured.

3.3 Money Laundering Regulations

If the value of a Qualifying non-CREST Shareholder's application exceeds £9,500 (the approximate equivalent of €15,000) (or is one of a series of linked applications, the aggregate value of which exceeds that amount) and such Qualifying non-CREST Shareholder either does not pay by a cheque drawn on an account in the Qualifying non-CREST Shareholder's own name and/or the account from which payment is to be made is not held within an institution that is authorised in the UK by the Financial Services Authority under the Financial Services and Markets Act 2000 or that is an EU authorised credit institution, as defined in Article 1 of the Banking Consolidation Directive (2000/12/EC) as referred to in the verification of identity requirements of the Money Laundering Regulations 2003, such regulations will apply. The Registrar is entitled to require, at its absolute discretion, verification of identity from any person lodging a Provisional Allotment Letter (the "applicant") including, without limitation, any person who appears to the Registrar to be acting on behalf of some other person. Submission of a Provisional Allotment Letter will constitute a warranty that the Money Laundering Regulations 2003 will not be breached by the acceptance of the remittance and an undertaking by the applicant to provide promptly to the Registrar such information as may be specified by the Registrar as being required for the purpose of the Money Laundering Regulations 2003. Pending the provision of evidence satisfactory to the Registrar as to identity, the Registrar may, after consultation with Invensys and, the Underwriters and the Managers and having taken into account their comments and requests, retain a Provisional

Allotment Letter lodged by an applicant for New Shares and/or the cheque or banker's draft relating to it and/or not enter the New Shares to which it relates on the register of members or issue any share certificate in respect of them.

If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid (without prejudice to the right of the Company to take proceedings to recover any loss suffered as a result of the failure of the applicant to provide satisfactory evidence). In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of the Registrar to require verification of identity as stated above).

(i) Applicants are urged, if possible, to make their payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society or other third party or a banker's draft, the applicant should:

(a) write the applicant's name and address on the back of the building society cheque, banker's draft or third party cheque and, in the case of an individual, record his date of birth against his name; and

(b) if a building society cheque or banker's draft is used, ask the building society or bank to print on the cheque the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque and add their stamp.

If the cheque is drawn by a third party other than in accordance with paragraph 3.3(i) above, both the applicant and the third party should ensure that one of the following documents is enclosed with the Provisional Allotment Letter: evidence of their respective names and addresses from an appropriate third party, for example recent original bills from a gas, electricity or telephone company, or a bank statement, in each case bearing the applicant's or the third party's name and address. Originals of such documents are required. Original documents will be returned by post at the applicant's own risk.

(ii) If an application is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph, for example, a valid full passport.

In respect of any application by a person who is an agent for one or more persons and who is not a UK or EU regulated person or institution (e.g. a UK financial institution), irrespective of the value of the application, the Registrar is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the Provisional Allotment Letter if they are a UK or EU regulated person or institution.

3.4 Dealings in Nil Paid Rights

Assuming the Resolution in the EGM Notice is passed at the EGM and the Rights Issue is otherwise unconditional, dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 a.m. on Thursday, 15 June 2006. A transfer of Nil Paid Rights can be made (in the case of Qualifying non-CREST Shareholders) by renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it and delivery of the letter to the transferee.

3.5 Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this Document (and, in the case of Qualifying non-CREST Shareholders the Provisional Allotment Letter) the Fully Paid Rights may be transferred by renunciation of the relevant fully paid Provisional Allotment Letter and lodging it, by hand (during normal business hours only) or by post, with the Registrar, Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, by not later than 11.00 a.m. on Friday, 7 July 2006. To do this, a Qualifying non-CREST Shareholder will need to have their fully paid Provisional Allotment Letter returned to them after acceptance has been effected by the Registrar. Fully paid Provisional Allotment Letters will not be returned to Shareholders unless their return is requested by ticking Box 4 on page 3 of the Provisional Allotment Letter.

After 8.00 a.m. on Monday, 10 July 2006, the New Shares will be in registered form and transferable in the usual way (see paragraph 3.9 of this Part 15).

3.6 Renunciation and splitting of Provisional Allotment Letters

Qualifying non-CREST Shareholders who wish to transfer all (and not some only) of their Nil Paid Rights or, after acceptance of the provisional allotment and payment in full, Fully Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain overseas jurisdictions) renounce such allotment by completing and signing Form X of the Provisional Allotment Letter (if it is not already marked "Original Duly Renounced") and passing on the entire Provisional Allotment Letter to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a Provisional Allotment Letter has been renounced, it will become a negotiable instrument in bearer form. The latest time and date for registration of renunciation of Provisional Allotment Letters, fully paid, is 11.00 a.m. on Friday, 7 July 2006.

If a holder of a Provisional Allotment Letter wishes to have only some of the New Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights, or (if appropriate) Fully Paid Rights but to different persons, he may have the Provisional Allotment Letter split, for which purpose he must complete and sign Form X on page 3 of the Provisional Allotment Letter. The Provisional Allotment Letter must then be delivered by hand (during normal business hours) or by post to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, by not later than 3.00 p.m. on Monday, 3 July 2006 (whether nil or fully paid) to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each Provisional Allotment Letter should be stated in an accompanying letter. Form X on split Provisional Allotment Letters will be marked "Original Duly Renounced" before issue.

Alternatively, Qualifying non-CREST Shareholders who wish to take up some of their rights, without transferring the remainder, should complete Form X on the original Provisional Allotment Letter and return it by hand (during normal business hours only) or post to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, together with a covering letter confirming the number of New Shares to be taken up and a cheque for the appropriate amount to pay for this number of New Shares. In this case, the Provisional Allotment Letter and cheque must be received by the Registrar by 3.00 p.m. on Wednesday, 5 July, being the last date and time for splitting Nil Paid Rights.

Invensys reserves the right to refuse to register any renunciation in favour of any person in respect of which Invensys believes such renunciation may violate applicable legal or regulatory requirements including (without limitation) any renunciation in the name of any person with an address outside the UK.

3.7 Registration in names of persons other than Qualifying Shareholder(s) originally entitled

In order to register Fully Paid Rights in certificated form in the name of someone other than the Qualifying Shareholder(s) originally entitled, the renouncee or his agent(s) must complete Form Y on page 3 of the Provisional Allotment Letter (unless the renouncee is a CREST member who wishes to hold Fully Paid Rights in uncertificated form, in which case Form X and the CREST Deposit Form (both on page 3 of the Provisional Allotment Letter must be completed—see paragraph 3.8 of this Part 15) and send the entire Provisional Allotment Letter, when fully paid, by hand (during normal business hours) or by post to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, not later than 11.00 a.m. on Friday, 7 July 2006.

The New Shares comprised in several renounced Provisional Allotment Letters may be registered in the name of one holder (or joint holders) if Form Y on the Provisional Allotment Letter is completed on one Provisional Allotment Letter (the "Principal Letter") and all Provisional Allotment Letters are lodged in one batch. Details of each Provisional Allotment Letter (including the Principal Letter) should be listed in 9 Consolidation Listing Form (available from Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, telephone 0870600 3963 (UK only) or +44 1903276742 (international)) and the allotment number of the Principal Letter should be entered in the space provided on each of the other Provisional Allotment Letters.

3.8 Deposit of Nil Paid Rights or Fully Paid Rights into CREST

Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Subject as provided in the next following paragraph (or in the Provisional Allotment Letter), normal CREST procedures and timings apply in relation to any such conversion. Qualifying Shareholders are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter into CREST, whether such rights are to be converted into uncertificated form in the name(s) of

the person(s) whose name(s) and address(es) appear on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows: Form X and the CREST Deposit Form (both on page 3 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited with the CCSS; in addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS, and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. Shareholders wishing to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, must first apply for split Provisional Allotment Letters, bearing in mind the latest time for depositing the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letters into CREST. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Allotment Letter must be completed and deposited.

A holder of the Nil Paid Rights represented by a Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on Friday, 7 July 2006. In particular, having regard to processing times in CREST and on the part of the Registrar, the latest time for depositing a renounced Provisional Allotment Letter (with Form X and the CREST Deposit Form on page 3 of the Provisional Allotment Letter duly completed), with the CCSS (in order to enable the person holding or acquiring (as appropriate) the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on Friday, 7 July 2006) is 3.00 p.m. on Monday, 3 July 2006.

When Form X and the CREST Deposit Form (both on page 3 of the Provisional Allotment Letter) have been completed, the title to the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter will cease forthwith to be renounceable or transferable by delivery, and for the avoidance of doubt any entries in Form Y will not subsequently be recognised or acted upon by the Registrar. All renunciations or transfers of the Nil Paid Rights or Fully Paid Rights must be effected through the means of the CREST system once such Nil Paid Rights or Fully Paid Rights have been deposited into CREST.

CREST sponsored members should contact their CREST sponsor.

3.9 Issue of New Shares in definitive form

Definitive share certificates in respect of New Shares to be held in certificated form are expected to be despatched by post by Tuesday, 18 July 2006 to accepting Qualifying non-CREST Shareholders or their renouncees at their registered address (unless lodging agent details have been completed on page 3 of the Provisional Allotment Letter). After despatch of definitive share certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer may be certified by the Registrar against the register.

4. ACTION TO BE TAKEN IN RELATION TO NIL PAID RIGHTS AND FULLY PAID RIGHTS IN CREST

4.1 General

Subject as provided in paragraph 7 of this Part 15 in relation to certain Overseas Shareholders, each Qualifying CREST Shareholder is expected to receive a credit to his stock account in CREST of his entitlement to Nil Paid Rights on Thursday, 15 June 2006. It is expected that such rights will be enabled by 8.00 a.m. on Thursday, 15 June 2006. The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Shares held at the close of business on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights will constitute a separate security for the purposes of CREST and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If for any reason it is impracticable to credit the Nil Paid Rights to the stock accounts of Qualifying CREST Shareholders or to enable the Nil Paid Rights by 11.00 a.m. on Friday, 7 July 2006, Provisional Allotment Letters shall, unless Invensys otherwise determines, be sent out in substitution for the Nil Paid Rights which have not

been so credited or enabled and the expected timetable as set out in this Document may be adjusted as appropriate. References to dates and times in this Document should be read as subject to any such adjustment. Invensys will make an appropriate announcement to a Regulatory Information Service approved by the Financial Services Authority giving details of the revised times and dates but Qualifying CREST Shareholders may not receive any further written communication.

CREST members who wish to take up their entitlements in respect of, or otherwise to transfer all or part of their Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. Qualifying CREST Shareholders who are CREST sponsored members should consult their CREST sponsor if they wish to take up their entitlement as only their CREST sponsor will be able to take the necessary action to take up their entitlements or otherwise to deal with their Nil Paid Rights or Fully Paid Rights.

CREST members or CREST personal members who wish to take up any part of their entitlements which are held for the account or benefit of US persons determined to be eligible to participate in the Rights Issue in accordance with the procedures set forth in this Document and applicable law will be required to materialise such part of their entitlements and will receive a Provisional Allotment Letter in respect of such part of their entitlements. Any such CREST members or, where applicable, such CREST sponsor should contact the Registrar.

4.2 Procedure for acceptance and payment

(a) Many-to-Many instructions

CREST members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) a Many-To-Many ("MTM") instruction to CRESTCo which, on its settlement, will have the following effect:

(i) the crediting of a stock account of the Registrar under the participant ID and member account ID specified in sub-paragraph 4.2(b) below, with the number of Nil Paid Rights to be taken up;

(ii) the creation of a settlement bank payment obligation (as this term is defined in the CREST Manual), in accordance with the RTGS payment mechanism (as this term is defined in the CREST Manual), in favour of the RTGS settlement bank of the Registrar in pounds sterling in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in sub-paragraph (i) above; and

(iii) the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub-paragraph (i) above.

(b) Contents of Many-to-Many instructions

The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

- the number of Nil Paid Rights to which the acceptance relates;
- the participant ID of the accepting CREST member;
- the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;
- the participant ID of the Registrar, in its capacity as a CREST receiving agent. This is RA 249301;
- the member account ID of the Registrar, in its capacity as a CREST receiving agent. This is 2RA62;
- the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;
- the amount payable by means of the CREST assured payment arrangements on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights to which the acceptance relates;

- the intended settlement date. This must be on or before 11.00 a.m. on Friday, 7 July 2006;
- the nil paid ISIN number. This is GB00B1598267;
- the fully paid ISIN number. This is GB00B1598481; and
- the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST.

(c) Valid acceptance

Nil Paid Rights will be validly taken up where an MTM instruction complying with each of the requirements as to authentication and contents set out in sub-paragraph (b) of this paragraph 4.2 above is made and either:

(i) the MTM instruction settles by not later than 11.00 a.m. on Friday, 7 July 2006; or

(ii) (A) the MTM instruction is received by CRESTCo by not later than 11.00 a.m. on Friday, 7 July 2006; and

(B) the number of Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock member account of the accepting CREST member specified in the MTM instruction at 11.00 a.m. on Friday, 7 July 2006.

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Network Providers' Communications Host (as this term is defined in the CREST Manual) at CRESTCo of the network provider used by the CREST member (or by the CREST sponsored member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers' Communications Host.

(d) Representations, warranties and undertakings of CREST members

A CREST member or CREST sponsored member who validly takes up his rights in accordance with this paragraph 4.2 represents, warrants and undertakes to Invensys that he has taken (or procured to be taken), and will take (or will procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 11.00 a.m. on Friday, 7 July 2006 and remains capable of settlement at all times after that until 2.00 p.m. on Friday, 7 July 2006 (or until such later time and date as Invensys may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that at 11.00 a.m. on Friday, 7 July 2006 and at all times thereafter until 2.00 p.m. on Friday, 7 July 2006 (or until such later time and date as Invensys may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt.

(e) CREST procedures and timings

CREST members and CREST sponsors (on behalf of CREST sponsored members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It will be the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on Friday, 7 July 2006. In this connection, CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(f) CREST member's undertaking to pay

A CREST member or CREST sponsored member, who makes a valid acceptance in accordance with the procedures set out in this paragraph 4.2 of this Part 15, (i) undertakes to pay to Invensys, or procure the payment to Invensys of, the amount payable in pounds sterling on acceptance in accordance with the above procedures or in such other manner as Invensys may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism (as defined in the CREST Manual), the creation of an RTGS settlement bank payment obligation in pounds sterling in favour of the Registrar's RTGS settlement bank (as defined in the CREST Manual) in accordance with the RTGS payment mechanism shall, to the extent of the

obligation so created, discharge in full the obligation of the CREST member (or CREST sponsored member) to pay to Invensys the amount payable on acceptance), and (ii) requests that the Fully Paid Rights and/or New Shares, to which he will become entitled, be issued to him on the terms set out in this Document and subject to the Memorandum and Articles of Invensys.

(g) *Company's discretion as to rejection and validity of acceptances*

The Company may:

(i) reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this paragraph 4.2 of this Part 15. Where an acceptance is made as described in this paragraph 4.2 of Part 15 which is otherwise valid and the MTM instruction concerned fails to settle by 2.00 p.m. on Friday, 7 July 2006 (or by such later time and date as Invensys has determined), Invensys shall be entitled to assume, for the purposes of its right to reject an acceptance contained in this paragraph 4.2 of this Part 15, that there has been a breach of the representations, warranties and undertakings set out or referred to in this paragraph 4.2 of this Part 15 unless Invensys is aware of any reason outside the control of the CREST member or CREST sponsor (as appropriate) concerned for the MTM instruction not to settle;

(ii) treat as valid (and binding on the CREST member or CREST sponsored member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this paragraph 4.2 of this Part 15;

(iii) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as Invensys may determine;

(iv) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which the Registrar receives a properly authenticated dematerialised instruction giving details of the first instruction, either Invensys or the Registrar has received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) of the Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(v) accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification, if, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by the Registrar in connection with CREST.

4.3 Money Laundering Regulations

In respect of any application relating to Nil Paid Rights held in CREST by an applicant who is acting as agent for one or more persons and who is not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, the Registrar is entitled to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should therefore contact the Registrar before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to the Registrar any information the Registrar may specify as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to the Registrar as to identity, the Registrar, having (where time allows) consulted with Invensys and the Underwriters and Managers and having taken into account their comments, may take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If the Registrar does not have a reasonable expectation that such evidence is likely to be forthcoming within a reasonable period of time, then the Registrar will not permit the MTM instruction concerned to proceed to settlement but without prejudice to the right of Invensys to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

4.4 Dealings in Nil Paid Rights

Assuming that the Resolution in the EGM Notice is passed at the Extraordinary General Meeting and the Rights Issue is otherwise unconditional, dealings in the Nil Paid Rights on the London Stock Exchange are expected to commence at 8.00 a.m. on Thursday, 15 June 2006. A transfer (in whole or in part) of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on Friday, 7 July 2006.

4.5 Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full (in whole or in part) in accordance with the provisions of this Document, the Fully Paid Rights (in whole or in part) may be transferred by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be Friday, 7 July 2006. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on Friday, 7 July 2006.

After 8:00 a.m. on Monday, 10 July 2006, the New Shares will be registered in the name(s) of the person(s) entitled to them in Invensys' register of members and will be transferable in the usual way (see paragraph 4.7 of this Part 15).

4.6 Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion.

The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on Friday, 30 June 2006, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on Friday, 7 June 2006.

Qualifying Shareholders are recommended to refer to the CREST Manual for details of such procedures.

4.7 Issue of New Shares in CREST

New Shares will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on the date in which Fully Paid Rights are disabled. The Registrar will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with the entitlements to New Shares with effect from the next Business Day (expected to be Monday, 10 July 2006).

4.8 Right to allot/issue in certificated form

Despite any other provision of this Document, Invensys reserves the right to allot and to issue any Nil Paid Rights, Fully Paid Rights or New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or on any part of CREST) or on the part of the facilities and/or systems operated by the Registrar in connection with CREST.

5. PROCEDURE IN RESPECT OF RIGHTS NOT TAKEN UP (WHETHER CERTIFICATED OR IN CREST) AND WITHDRAWAL RIGHTS

5.1 Procedure in respect of New Shares not taken up

If an entitlement to New Shares is not validly taken up in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. The Managers will, as agent for Invensys, endeavour to procure subscribers for all (or as many as possible) of those New Shares not taken up at a price per New Share which is at least equal to the aggregate of the Issue Price (at which price the New Shares shall be subscribed) and the expenses of procuring the relevant subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax), such subscribers to be found by not later than close of business on Tuesday, 11 July 2006.

Notwithstanding the above, the Underwriters and the Managers may cease to endeavour to procure any such subscribers if in the opinion of the Underwriters and the Managers following consultation with Invensys, it is unlikely that any such subscribers can be so procured at such a price by close of business on Tuesday, 11 July 2006. If, and to the extent that, subscribers cannot be procured on the basis outlined above, the relevant New Shares will be subscribed for by the Underwriters pursuant to the Underwriting Agreement or by sub-underwriters procured by the Underwriters, in each case at the Issue Price.

Any premium over the aggregate of the Issue Price and the expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax) shall be paid (subject as provided in this paragraph 5.1):

(a) where the Nil Paid Rights were, at the time they lapsed, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter;

(b) where the Nil Paid Rights were, at the time they lapsed, in uncertificated form, to the person registered as the holder of those Nil Paid Rights at the time of their disablement in CREST; and

(c) where an entitlement to New Shares was not taken up by an Overseas Shareholder, to that Overseas Shareholder.

New Shares for which subscribers are procured on this basis will be re-allotted to the subscribers and the aggregate of any premiums (being the amount paid by such subscribers after deducting the Issue Price and the expenses of procuring the subscribers including any applicable brokerage and commissions and amounts in respect of value added tax), if any, will be paid (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments save that no payment will be made of amounts of less than £5.00, which amounts will be aggregated and be retained for the benefit of Invensys. Holdings of Ordinary Shares in certificated and uncertificated form will be treated as being held by different persons for these purposes.

Any transactions undertaken pursuant to this paragraph 5.1 of this Part 15 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and none of Invensys, the Underwriters, the Managers or any other person procuring subscribers shall be responsible for any loss or damage (whether actual or alleged) arising from the terms of or timing of the subscription, any decision not to procure subscribers or the failure to procure subscribers on the basis described above. The Managers and the Underwriters will be entitled to retain any brokerage fees, commissions or other benefits received in connection with these arrangements. Cheques for the amount due will be sent by post, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that, where any entitlement concerned was held in CREST the amount due will, unless Invensys (in its absolute discretion) otherwise determines, be satisfied by Invensys procuring the creation of an assured payment obligation in favour of the relevant CREST member's (or CREST sponsored member's) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

5.2 Withdrawal rights

Persons who have the right to withdraw their acceptances under Section 87Q(4) of the FSMA after a supplementary prospectus has been published and who wish to exercise such right of withdrawal must deposit a written notice of withdrawal with the Registrar at Princess House, 1 Suffolk Lane, London EC4R 0AX before the end of the period of two Business Days beginning with the first Business Day after the date on which the supplementary prospectus was published. Notice of withdrawal of acceptance given by any other means or which is deposited with the Registrar after the end of the period of two Business Days beginning with the first Business Day after the date on which the supplementary prospectus was published will be invalid.

Provisional allotments of entitlements to New Shares which are the subject of a valid withdrawal notice will be deemed to be declined. Such entitlements to New Shares will be subject to the provisions of paragraph 5.1 of this Part 15 above as if the entitlement had not been validly taken up.

6. Taxation

Information on taxation in the UK with regard to the Rights Issue is set out in paragraph 15 of Part 16 of this Document. Shareholders who are in any doubt as to their tax position or who are subject to tax in any other jurisdiction should consult an appropriate professional adviser immediately.

7. OVERSEAS SHAREHOLDERS

(a) General

The making or acceptance of the proposed offer of New Shares to or by persons resident in, or who are citizens of countries other than the UK may be affected by the laws of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

It is the responsibility of any person (including, without limitation, nominees, agents and trustees) outside the UK wishing to take up rights under the Rights Issue to satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents which may be required, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this paragraph 7 are intended as a general guide only and any Qualifying Shareholder who is in doubt as to his position should consult his professional adviser without delay.

Subject to certain exceptions, receipt of this Document and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST will not constitute an offer in any jurisdiction other than the UK and, accordingly, recipients of this Document and/or a Provisional Allotment Letter in such jurisdictions must treat them as being sent for information only. No person receiving a copy of this Document and/or a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights to a stock account in CREST in any jurisdiction other than the UK may treat the same as constituting an invitation or offer to him, nor should he in any event deal with the Nil Paid Rights or Fully Paid Rights unless, in the relevant jurisdiction, such an invitation or offer could lawfully be made to him or the Nil Paid Rights or Fully Paid Rights could lawfully be dealt with without contravention of any unfulfilled registration or other legal or regulatory requirements.

Accordingly, persons (including, without limitation, custodians, nominees, agents and trustees) receiving a copy of this Document and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same in or into any jurisdiction or transfer Nil Paid Rights or Fully Paid Rights to any person in, or any citizen or resident of, any such jurisdiction (including but not limited to the United States) where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter or credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any such jurisdiction, or by their agent or nominee, such person must not seek to take up the rights referred to in this Document or the Provisional Allotment Letter or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights in CREST except under an express written agreement between him and Invensys. Any person who does forward this Document or a Provisional Allotment Letter into any such jurisdiction (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 7.

Invensys reserves the right, but shall not be obliged, to treat as invalid any acceptance, or take-up or purported acceptance or take-up of the offer of New Shares, Nil Paid Rights or Fully Paid Rights which appears to Invensys or its agents to have been executed, effected or despatched in a manner which may involve a breach of the securities laws or regulations of any jurisdiction or if Invensys believes or its agents believe that the same may violate applicable legal or regulatory requirements or if, in the case of a Provisional Allotment Letter, it provides an address for delivery of Provisional Allotment Letters or share certificates in, or, in the case of a credit of New Shares in CREST such credit is made to a CREST member or CREST sponsored member whose registered address is in, the United States or any other jurisdiction outside the UK in which it would be unlawful to deliver such Provisional Allotment Letters or share certificates. The attention of Qualifying Shareholders with registered addresses in, the United States, or persons who are citizens or residents of the United States, is drawn to paragraphs 7(c), 7(d) and 7(e) below, and the attention of Qualifying Shareholders with registered addresses in the United States, Canada, Australia, France, Japan and South Africa or persons who are citizens or residents of such jurisdictions, is drawn to paragraph 7(f) below.

New Shares will be provisionally allotted to all Qualifying Shareholders, including Overseas Shareholders. In addition, despite any other provision of this Document or the Provisional Allotment Letter, Invensys reserves the right to permit any Qualifying Shareholder to take up his rights if Invensys in its sole and absolute discretion is satisfied, at any time prior to 11.00 a.m. on Friday, 7 July 2006, that the transaction in question is exempt from, or not subject to, the legislation or regulations giving rise to the restrictions in question.

Those Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraph 4 of this Part 15 (where Nil Paid Rights are represented by Provisional Allotment Letters) and paragraph 5 of this Part 15 (where Nil Paid Rights are in CREST).

The provisions of paragraph 5 of this Part 15 will apply generally to Overseas Shareholders who are unable to (or do not) take up New Shares provisionally allotted to them. Accordingly, such Overseas Shareholders will be treated as unexercising holders and the Managers will endeavour to procure, on behalf of such unexercising holders, subscribes for the New Shares. Specific restrictions relating to certain jurisdictions are set out below.

(b) Notice in the London Gazette

In accordance with section 90(5) of the Act, the offer by way of rights to Qualifying Shareholders who have no registered address within the UK and who have not given Invensys an address within the UK for the service of notices will (provided that the Resolution in the EGM Notice is passed and subject to the Rights Issue becoming otherwise unconditional) be made by Invensys publishing a notice in the London Gazette on the day following the date on which the Provisional Allotment Letters are despatched, stating where copies of this Document and Provisional Allotment Letters may be inspected or, in certain circumstances, be obtained on personal application by or on behalf of such Qualifying Shareholders. Such Qualifying Shareholders may be able to participate in the Rights Issue if they satisfy themselves that, and in the case of those Qualifying Shareholders with registered addresses in, or residents of the United States, Canada, Japan, Australia, France or South Africa, they are able to prove to the Company or its agents that, the receipt, or acceptance, of the offer in such jurisdiction will not breach local securities laws. If a Qualifying Shareholder with a registered address in, or resident in, the United States, Canada, Japan, Australia, France or South Africa, can prove this to the satisfaction of the Company, then the Company at its absolute discretion may arrange for him to be sent a Provisional Allotment Letter whether he is a Qualifying non-CREST Shareholder or Qualifying CREST Shareholder.

(c) Offering restrictions relating to the United States

None of the Nil Paid Rights, the Fully Paid Rights or the New Shares has been or will be registered under the Securities Act, or under any relevant securities laws of any state or other jurisdiction of the United States, and, subject to certain exceptions, none may be offered, sold, renounced, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States.

Accordingly, subject as set out below, neither this Document nor any Provisional Allotment Letter constitutes an offer for, or an invitation to apply for, or an invitation to purchase or subscribe for, any Nil Paid Rights, Fully Paid Rights or New Shares in the United States, and no Prospectus or any Provisional Allotment Letters will be sent to, or will be accepted for registration from, any Shareholders with registered addresses in the United States. Nil Paid Rights and Fully Paid Rights will not be credited to a stock account in CREST of Qualifying Shareholders with registered addresses in the United States and must not be transferred to any such Shareholders, as indicated in paragraph 8 below.

Notwithstanding the foregoing, Invensys reserves the right to make the Nil Paid Rights, the Fully Paid Rights and the New Shares available to institutions in the United States that are reasonably believed to be "Qualified Institutional Buyers" or "QIBs", in the sole discretion of Invensys, in transactions that are exempt from registration under the Securities Act. Shareholders and beneficial owners in the United States will not be able to participate in the Rights Issue unless they meet the legal requirements needed to establish their eligibility to participate in the Rights Issue to the satisfaction of Invensys, including making appropriate representations to that effect by completing an investor representation letter to the satisfaction of Invensys in time to be able to lodge the Provisional Allotment Letter, together with the appropriate remittance for the full amount payable on acceptance, by no later than 11.00 a.m. on Friday, 7 July 2006.

Any person in the United States who obtains a copy of this Document or a Provisional Allotment Letter and who is not a QIB is required to disregard them.

The New Shares not taken up by the Qualifying Shareholders pursuant to the Rights Issue, if any, may be offered in the United States to persons reasonably believed to be QIBs in transactions not subject to the registration requirements of the Securities Act. Such acquirers must meet the legal requirements needed to establish their eligibility to make such acquisitions to the satisfaction of Invensys, including making appropriate representations to that effect by completing an investor representation letter.

Potential acquirers of the Nil Paid Rights, the Fully Paid Rights and the New Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of, the Nil Paid Rights, the Fully Paid Rights or the New Shares.

Prospective acquirers are hereby notified that sales of the Nil Paid Rights, the Fully Paid Rights and the New Shares may be made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Until 40 days after the commencement of the Rights Issue, an offer, sale or transfer of the Nil Paid Rights, the Fully Paid Rights or the New Shares by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

(d) US transfer restrictions

The offering and delivery of the Nil Paid Rights to, and the offering and acquisition of the Fully Paid Rights or New Shares in the United States to and by, a limited number of persons reasonably believed to be QIBs is being made in reliance on an exemption from the registration requirements of the Securities Act. None of the Nil Paid Rights, Fully Paid Rights or New Shares offered hereby have been or will be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, pledged, or otherwise transferred or delivered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act.

Each acquirer of New Shares, Nil Paid Rights or Fully Paid Rights in the United States will be required to execute and deliver to Invensys and/or one or more of its designees an investor letter in the appropriate form, setting forth certain restrictions and procedures regarding the New Shares, Nil Paid Rights and Fully Paid Rights, which will contain the following representations:

(i) it is an institution which (a) invests in or purchases securities similar to the New Shares in the normal course of its business, (b) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the New Shares and (c) it, and any accounts for which it is acting, are able to bear the economic risk, and sustain a complete loss, of such investment in the New Shares;

(ii) it is a QIB as defined in Rule 144A under the Securities Act ("Rule 144A"). Further, if it is acquiring the New Shares as a fiduciary or agent for one or more investor accounts, (a) each such account is a QIB, (b) it has investment discretion with respect to each such account and (c) it has full power and authority to make the representations, warranties, agreements and acknowledgements herein on behalf of each such account;

(iii) it acknowledges that the New Shares are of the same class as securities of Invensys already listed on the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange and that Invensys is therefore required to publish certain business and financial information in accordance with the rules and practices of the Financial Services Authority and the London Stock Exchange (the "Exchange Information"), and that it is able to obtain or access such information without undue difficulty. Prior to making its investment decision, it has received and read a copy of this document, including the documents incorporated by reference herein, and has had access to the financial and other information regarding Invensys as it has requested. It acknowledges that neither Invensys, any of its affiliates nor any other person (including the Underwriters and the Managers) has made any representation, express or implied, to it with respect to Invensys, the Rights Issue, the New Shares or the accuracy, completeness or adequacy of any financial or other information concerning Invensys, the Rights Issue or the New Shares, other than (in the case of Invensys and its affiliates only) the information contained in the Exchange Information and in this document and it may not rely, and has not relied, on any investigation that any person may have conducted with respect to Invensys, the Rights Issue or the New Shares. It acknowledges that it has not relied on any information contained in any research reports prepared by the Underwriters and the Managers or any of their respective affiliates. It understands that this document has been prepared in accordance with UK format, style and content, which differs from US format, style and content. In particular, but without limitation, the financial information contained in the Exchange Information and this document have been prepared in accordance with UK generally accepted accounting principles or IFRS, and thus may not be comparable to financial statements of US companies prepared in accordance with US generally accepted accounting principles;

(iv) it has had an opportunity to ask questions of representatives of Invensys concerning Invensys, the Rights Issue and the New Shares. It has made its own independent investigation and appraisal of the business, results, financial condition, prospects, creditworthiness, status and affairs of Invensys, the

Rights Issue and the New Shares, and it has made its own investment decision to acquire the New Shares. It understands that there may be certain consequences under United States and other tax laws resulting from an investment in the New Shares and it has made such investigation and has consulted such tax and other advisers with respect thereto as it deems appropriate;

(v) any New Shares it acquires will be for its own account (or for the account of a QIB as to which it exercises sole investment discretion and has authority to make the statements contained in this letter) for investment purposes and not with a view to resale or distribution within the meaning of the US securities laws, subject to the understanding that the disposition of its property shall at all times be and remain within its control;

(vi) it understands that the Nil Paid Rights, the Fully Paid Rights and the New Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that the Nil Paid Rights, the Fully Paid Rights and the New Shares are not being and will not be registered under the Securities Act or with any State or other jurisdiction of the Unites States. It acknowledges and agrees that it is not taking up the Fully Paid Rights or New Shares as a result of any general solicitation or general advertising;

(vii) it understands that the New Shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and it agrees that for so long as such securities are "restricted securities" (as so defined), they may not be deposited into any unrestricted depositary facility established or maintained by any depositary bank, including the current American Depositary Receipt ("ADR") facility maintained by Deutsche Bank Trust Company America, as depositary for Invensys's ADR facility (the "Depositary");

(viii) it agrees that the Nil Paid Rights, the Fully Paid Rights and the New Shares may not be reoffered, resold, pledged or otherwise transferred, and that it will not re-offer, resell, pledge or otherwise transfer the Nil Paid Rights, the Fully Paid Rights and the New Shares, except (a) pursuant to an effective registration statement under the Securities Act, (b) to a person whom the seller and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (c) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act or (d) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available), and in each case in accordance with any applicable securities laws of any state or other jurisdiction of the United States. It understands that no representation has been made as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the reoffer, resale, pledge or transfer of the New Shares;

(ix) it understands that, to the extent the New Shares are delivered to its client accounts or their nominee(s) in certificated form, the certificate delivered to its client accounts or their nominee(s) in respect of the New Shares will bear a legend substantially to the following effect for so long as such securities are "restricted securities" within the meaning of Rule 144 under the Securities Act:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (2) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THE SHARES REPRESENTED HEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED

DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK. EACH HOLDER, BY ITS ACCEPTANCE OF THESE SHARES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.";

(x) it acknowledges that, whether or not it currently holds Invensys's ADRs, it will receive the New Shares in the form of ordinary shares and not in the form of ADRs;

(xi) it acknowledges that from the date of this document until 40 days after the date on which the New Shares are delivered (which is currently expected to be 18 July 2006), the Depositary will not accept deposits of the New Shares in the ADR facility, or permit pre-releases of Invensys's American Depositary Shares from the ADR facility, unless the holder of such shares (or a broker on behalf it) certifies, among other things, that the shares to be deposited were not subscribed pursuant to the Rights Issue, and that it has not borrowed the shares to be deposited with the intention of replacing them with New Shares subscribed pursuant to the Rights Issue;

(xii) it understands and acknowledges that Invensys shall have no obligation to recognise any offer, sale, pledge or other transfer made other than in compliance with the restrictions on transfer set forth and described herein and that Invensys may make notation on its records or give instructions to Lloyds TSB Registrars and any transfer agent of the New Shares and to the Depositary under its ADR facility in order to implement such restrictions;

(xiii) it confirms that in the event that it has received any confidential or price sensitive information about Invensys in advance of the Rights Issue, it has not (a) dealt in the securities of Invensys, (b) encouraged or required another person to deal in the securities of Invensys, or (c) disclosed such information to any person, prior to the information being made generally available;

(xiv) it understands that the foregoing representations, warranties, agreements and acknowledgements are required in connection with United States and other securities laws and that Invensys, its affiliates, the Underwriters and the Managers, and their respective affiliates, and others are entitled to rely upon the truth and accuracy of the representations, warranties, agreements and acknowledgements contained herein. It agrees that if any of the representations, warranties, agreements or acknowledgements made herein is no longer accurate, it shall promptly notify Invensys and the Underwriters and the Managers; and

(xv) it confirms that, to the extent it is purchasing the New Shares for the account of one or more other persons, (i) it has been duly authorised to sign this letter and make the confirmation, acknowledgements and agreements set forth herein on their behalf and (ii) the provisions of this letter constitute legal, valid and binding obligations of it and any other person for whose account it is acting.

(e) Procedures for exercising the Nil Paid Rights and Fully Paid Rights for QIBs in the United States

QIBs in the United States may exercise the Nil Paid Rights and the Fully Paid Rights by delivering a properly completed Provisional Allotment Letter to the Registrar in accordance with the procedures set out in paragraph 3.2 of this Part 15.

QIBs who hold Ordinary Shares through a bank, a broker or another financial intermediary will need to procure that the relevant bank, broker or financial intermediary submits the Provisional Allotment Letter on their behalf. Overseas Shareholders who are in the United States and who hold Ordinary Shares should refer to the restrictions described in the section of this Document headed "Notice to US Investors". Overseas Shareholders who are in the United States must also complete, and return to Invensys, an investor letter in the appropriate form as described above in paragraph 7(d) of this Part 15, with a copy to the Managers. Overseas Shareholders who are in the United States and who hold Ordinary Shares through a bank, a broker or another financial intermediary, should procure that the relevant bank, broker or financial intermediary submits an investor letter on their behalf.

Invensys and the Registrar have the discretion to refuse to accept any Provisional Allotment Letter that is incomplete, unexecuted or not accompanied by an executed investor letter or any other required additional documentation.

(f) Australia, France, Canada, Japan and South Africa

Due to restrictions under the securities laws of Australia, France, Canada, Japan and South Africa, no copies of this Document and no Provisional Allotment Letters will be sent to, and no Nil Paid Rights will be credited to a stock account in CREST of, Qualifying Shareholders with registered addresses in, and the Nil Paid Rights, the

Fully Paid Rights and the New Shares may not be transferred or sold to or renounced or delivered in, any of those countries. Accordingly, no offer of Nil Paid Rights, Fully Paid Rights or New Shares is being made by way of this Document or any Provisional Allotment Letter to Shareholders with registered addresses in, or to residents of any of, Australia, France, Canada, Japan and South Africa.

The provisions set out in paragraph 5 of this Part 15 will apply to the rights of Qualifying Shareholders with registered addresses in Australia, France, Canada, Japan and South Africa that are not taken up.

(g) Overseas territories other than the United States, Canada, Japan, Australia, France or South Africa

Provisional Allotment Letters will be posted to Qualifying non-CREST Shareholders other than those Qualifying non-CREST Shareholders who have registered addresses in, subject to certain exceptions, the United States, Canada, Japan, Australia, France or South Africa, and Nil Paid Rights will be credited to the CREST stock accounts of Qualifying CREST Shareholders other than those Qualifying Shareholders who have registered addresses in, subject to certain exceptions, the United States, Canada, Japan, Australia, France or South Africa. Such Qualifying Shareholders may, subject to the laws of their relevant jurisdiction, accept their rights under the Rights Issue in accordance with the instructions set out in this Document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter. In cases where Overseas Shareholders do not take up Nil Paid Rights provisionally allotted to them, the provisions of paragraph 5 of this Part 15 will apply.

Qualifying Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the UK should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their Nil Paid Rights.

If you are in any doubt as to your eligibility to accept the offer of New Shares or to deal with Nil Paid Rights or Fully Paid Rights, you should contact your professional adviser immediately.

8. REPRESENTATIONS AND WARRANTIES RELATING TO OVERSEAS SHAREHOLDERS

(a) Qualifying non-CREST Shareholders

Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the New Shares comprised therein represents and warrants to Invensys and each of the Managers and Underwriters that, except where proof has been provided to Invensys' satisfaction that such person's use of the Provisional Allotment Letter will not result in the contravention of any applicable legal or regulatory requirement in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter, or requesting registration of the relevant New Shares, from within the United States, Canada, Japan, Australia, France or South Africa, (b) such person is not in any territory in which it is unlawful to make or accept an offer to acquire New Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it, (c) such person is not acting on a non-discretionary basis for a person located within the United States, Canada, Japan, Australia, France or South Africa or any territory referred to in (b) above at the time the instruction to accept or renounce was given, and (d) such person is not acquiring New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Shares into the United States, Canada, Japan, Australia, France or South Africa or any territory referred to in (b) above. Invensys may treat as invalid any acceptance or purported acceptance of the allotment of New Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it (a) appears to Invensys to have been executed in or despatched from the United States, Canada, Japan, Australia, France or South Africa or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement, (b) provides an address in the United States, Canada, Japan, Australia, France or South Africa for delivery of definitive share certificates for New Shares (or any jurisdiction outside the UK in which it would be unlawful to deliver such certificates), or (c) purports to exclude the warranty required by this paragraph.

(b) Qualifying CREST Shareholders

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in paragraph 5 of this Part 15 represents and warrants to Invensys and each of the Underwriters and the Managers that, except where proof has been provided to Invensys satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) he is not within the United States, Canada, Japan, Australia, France or South Africa (b) he is not in any

territory in which it is unlawful to make or accept an offer to acquire New Shares; (c) he is not accepting on a non-discretionary basis for a person located within the United States, Canada, Japan, Australia, France or South Africa or any territory referred to in (b) above at the time the instruction to accept was given, and (d) he is not acquiring New Shares with a view to the offer, sale, transfer, delivery or distribution, directly or indirectly, of any such New Shares into the United States, Canada, Japan, Australia, France or South Africa or any territory referred to in (b) above. Invensys reserves the right to reject any MTM instruction sent from the United States, Canada, Japan, Australia, France or South Africa or by a CREST member who is acting on a non-discretionary basis for the account or benefit of a person located within the United States, Canada, Japan, Australia, France or South Africa.

Notwithstanding the foregoing paragraphs, Invensys reserves the right to make Nil Paid Rights, Fully Paid Rights, New Shares and Provisional Allotment Letters available to QIBs, within the meaning of Rule 144A under the Securities Act, in transactions exempt from the registration requirements of the Securities Act. Any such transactions shall be at the sole discretion of Invensys and the Managers. Any recipient of Nil Paid Rights, Fully Paid Rights, New Shares or Provisional Allotment Letters pursuant to such transactions will make certain acknowledgements, representations and agreements that establish to Invensys and the Managers that such transactions are exempt from the registration requirements of the Securities Act.

The comments set out in paragraph 7 of this Part 15 and this paragraph 8 are intended as a guide only and persons resident in, or who are citizens of, countries other than the UK should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

9. ADR holders

Invensys has put in place arrangements for ADR holders who meet the eligibility requirements set forth in this document, including paragraph 7 of this Part 15, to take up their rights under the Rights Issue. Eligible ADR holders who validly take up their rights under the Rights Issue will be issued New Shares. Invensys will not arrange for the issuance of ADRs representing New Shares. Eligible ADR holders may only deposit New Shares into the ADR facility if they can validly do so under the Deposit Agreement.

10. Times and dates

The Company shall in its discretion and after consultation with its financial and legal advisers (and with the consent of the Underwriters and Managers) be entitled to amend the dates that Provisional Allotment Letters are despatched or dealings in Nil Paid Rights commence and amend or extend the latest date for acceptance under the Rights Issue and all related dates set out in this Document and in such circumstances shall notify the Financial Services Authority, a Regulatory Information Service approved by the Financial Services Authority and, if appropriate, Shareholders, but Qualifying Shareholders may not receive any further written communication. In particular, pursuant to the Underwriting Agreement, Invensys and, the Underwriters and Managers have agreed that if a supplementary prospectus is issued by Invensys two Business Days or fewer prior to the latest time and date for acceptance and payment in full under the Rights Issue, such date shall be extended to the date which is two Business Days after the date of issue of the supplementary prospectus.

All documents and remittances in connection with the Rights Issue will be sent to or by allottees or their renouncees (or their agents) at their risk.

11. Jurisdiction

The Courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Rights Issue, this Document and/or the Provisional Allotment Letter. By accepting rights under the Rights issue in accordance with the instructions set out in this Document and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter, Qualifying Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

12. Governing law

The terms and conditions of the Rights Issue as set out in this Document and the Provisional Allotment Letter shall be governed by, and construed in accordance with, the laws of England.

1. Responsibility

The Company, the Directors and the Proposed Director, whose names appear on page 17 of this Document, accept responsibility for the information contained in this Document. To the best of the knowledge of the Company, the Directors and the Proposed Director (who have taken all reasonable care to ensure that such is the case) the information contained in this Document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and share capital

2.1 Invensys was incorporated and registered in England and Wales on 1 April 1920 under the name of Siebe Gorman & Company Limited as a private company with registered number 166023 and was re-registered as a public limited company under the Companies Act 1948 to 1980 on 30 March 1982.

(a) On 16 April 1999 the Company changed its name to Invensys plc.

(b) The Company's registered office is Portland House, Bressenden Place, London SW1E 5BF, telephone number +44 207 834 3848.

(c) The authorised and issued share capital of the Company as at 23 May 2006 (being the latest practicable date prior to publication of this Document) is shown in (i) below. The authorised and issued share capital of the Company immediately following the Rights Issue (assuming there is no issue of Ordinary Shares on exercise of options over Ordinary Shares between 23 May 2006 (publication of this Document) and the date on which the Rights Issue completes) is shown in (ii) below:

	Authorised Ordinary Shares		Issued Ordinary Shares	
	Number	Amount (£)	Number	Amount (£)
(i) *Prior to completion of the Rights Issue*[1]				
	56,005,260,272	560,052,603	5,687,272,867	56,872,728.67
(ii) *Following completion of the Rights Issue*[2]				
	56,005,260,272	560,052,603	7,962,182,013	79,621,820.13

(d) Following the Rights Issue 48,043,078,259 Ordinary Shares will remain authorised but unissued, and the Directors will have authority to allot 1,876,750,000 of such shares, representing approximately 24%, of the total number of issued Ordinary Shares. The Directors have no present intention of issuing any of such authorised but unissued share capital other than upon the exercise of options under the Invensys Share Schemes.

(e) The amount of dilution resulting from the Rights Issue will be 2 Ordinary Shares for every 5 Ordinary Shares held at close of business on the Record Date. For a Shareholder who duly exercises his or her or its rights, there will be no dilution upon completion of the Rights Issue. For a Shareholder who does not take up any of the New Shares offered to them, the percentage dilution will be up to 29% upon completion of the Rights Issue.

(f) The Ordinary Shares have been created under English Law.

[1] By special resolution of the Company passed on 2 March 2004, the Ordinary Shares of the Company were subdivided into Ordinary Shares and Deferred Shares (see paragraph (h) below). All Deferred Shares in issue were cancelled with effect from 30 September 2005 and no Deferred Shares have been issued since 30 September 2005.

[2] Assumes no options over Ordinary Shares are exercised between the date of this Document and completion of the Rights Issue.

(g) There have been the following changes to the authorised and issued share capital of the Company since 1 April 2003 to the date of this Document:

Date of Issue	Number of Ordinary Shares Issued	Price (pence)	Special Terms
5 March 2004	2,187,363,013	21.50	Pursuant to Placing and Open Offer
15 March 2005	2,957	14.00	Exercise under Invensys SAYE Scheme
28 July 2005	4,928	14.00	Exercise under Invensys SAYE Scheme
17 November 2005	4,122	14.00	Exercise under Invensys SAYE Scheme
7 December 2005	6,943	14.00	Exercise under Invensys SAYE Scheme
10 January 2006	8,837	14.00	Exercise under Invensys SAYE Scheme
24 January 2006	14,542	14.00	Exercise under Invensys SAYE Scheme
7 February 2006	46,242	14.00	Exercise under Invensys SAYE Scheme
14 February 2006	17,891	14.00	Exercise under Invensys SAYE Scheme
20 March 2006	2,444	14.00	Exercise under Invensys SAYE Scheme
2 May 2006	15,704	14.00	Exercise under Invensys SAYE Scheme
9 May 2006	4,422	14.00	Exercise under Invensys SAYE Scheme

(h) By a special resolution of the Company passed on 2 March 2004:

(i) each of the ordinary shares of 25p each in the capital of the Company (the "25p Ordinary Shares") then in issue were subdivided and converted into one Ordinary Share having the same rights as a 25p Ordinary Share and one deferred share of 24p (a "Deferred Share"), each Deferred Share having attached thereto the following rights and restrictions:

(A) on a winding-up or other return of capital, the Deferred Shares shall entitle the holders of the shares only to payment of the amounts paid up on those shares, after repayment to the holders of any and all ordinary shares then in issue of the nominal amount paid up on those ordinary shares held by them respectively and the payment in cash or *in specie* of £100,000 on each of those ordinary shares;

(B) the Deferred Shares shall not entitle the holders of such shares to receive any dividend or other distribution (other than pursuant to paragraph (i)(A) above) or to receive notice of, or to attend or vote at, any general meeting of the Company;

(C) the Deferred Shares shall not, save as provided in paragraph (i)(D) below, be transferable;

(D) the Company shall have an irrevocable authority from each holder of the Deferred Shares at any time to do all or any of the following without obtaining the sanction of the holder or holders of the Deferred Shares:

(I) to appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all or any of those shares and/or an agreement to transfer the same (without making any payment for them) to such person or persons as the Company may determine and to execute any other documents which such person may consider necessary or desirable to effect such transfer, in each case without obtaining the sanction of the holder(s) and without any payment being made in respect of such acquisition;

(II) to purchase all or any of the shares in accordance with the Act without obtaining the consent of the holders of those shares in consideration of the payment to each of the holders whose shares are purchased of an amount not exceeding one penny in respect of all the Deferred Shares then being purchased;

(III) for the purposes of any such purchase, to appoint any person to execute a contract for the sale of any such shares to the Company on behalf of any holder of Deferred Shares;

(IV) to cancel all or any of the Deferred Shares purchased in accordance with the Act; and

(V) pending any such transfer, purchase or cancellation, to retain the certificates (if any) for all or any of the Deferred Shares; and

(E) the reduction of capital paid up on the Deferred Shares and/or the creation or issue of further shares in the capital of the Company ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by the Deferred Shares shall be deemed not to vary or abrogate the rights attaching to the Deferred Shares.

(l) By an ordinary resolution of the Company passed on 21 July 2005, the Directors were generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused, other than in respect of any allotments made pursuant to offers or agreements made prior to the passing of the resolution) to exercise all powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £18,767,500. Such authority will expire on 21 July 2010, save that the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry.

(m) By a special resolution of the Company passed on 21 July 2005, the Directors were empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred on them referred to in (l) above, as if section 89 of the Act did not apply to any such allotment, provided that this power is limited to:

(i) the allotment of equity securities in connection with a rights issue, open offer or other issue in favour of holders of Ordinary Shares and in favour of holders of any other class of equity security in accordance with the rights attached to such class where the equity securities attributable to the interest of all such persons are proportionate (as nearly as may be) to the respective numbers of the equity securities held by them (and/or in accordance with the rights attached to the shares in question) (but subject to such exclusions or other arrangements as the directors may consider appropriate in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body in, any territory or otherwise howsoever); and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £2,843,500,

such authority expiring on 21 July 2010, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry.

(n) An extraordinary general meeting of the Company has been called for 11.00 a.m. on Wednesday, 14 June 2006 at which the following resolution will be considered:

THAT the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount equal to £22,759,507 in connection with the Rights Issue (as defined in the Circular of the Company dated 25 May 2006). This authority shall expire on the earlier of 15 months from the date that this resolution is passed and the conclusion of the next annual general meeting of the Company (unless previously revoked, varied or extended by the Company in general meeting) save that the Company may, before the expiry of this period, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired. The authority granted by this resolution will be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.

2.2 Save as disclosed above and in paragraphs 3, 4, 5 and 7 below:

(a) no share or loan capital of the Company has, since 1 April 2003, been issued or agreed to be issued, or is now proposed to be issued (other than pursuant to the Rights Issue), fully or partly paid, either for cash or for a consideration other than cash, to any person;

(b) no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any share or loan capital of any such company (save for the commissions payable under the Placing and Open Offer); and

(c) no share or loan capital of the Company is under option or agreed conditionally or unconditionally to be put under option.

2.3 As of the date of this Document, the Company has no treasury shares.

2.4 The Ordinary Shares are in registered form and, subject to the provisions of the Regulations, the Directors may permit the holding of shares in any class of shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the Regulations).

3. Memorandum and Articles

(a) Memorandum

The Memorandum of Invensys provides that its principal objects are, amongst other things, to carry on all or any of the businesses of submarine engineers, contractors for diving operations of all kinds, general engineers, iron founders, mechanical engineers, electrical engineers, tool makers, metal workers, brass founders, pattern makers, millwrights, machinists, iron and steel converters, shipbuilders, smiths' fitters, shipwrights, dredgers, tug owners, wharfingers, and manufacturers of and dealers in implements, machines and machinery of every description. The objects of Invensys are set out in full in clause 4 of the Memorandum of Invensys which is available for inspection at the address set out in paragraph 24 of this Part 16.

(b) Articles

Set out below is a summary of certain of the provisions of the Articles of Invensys, which are available for inspection at the address set out in paragraph 24 of this Part 16.

(i) **Voting**

Voting is subject to any special rights or restrictions attached by or in accordance with the Articles of Invensys to any class of shares in Invensys. On a show of hands every Shareholder present in person at a meeting shall have one vote and on a poll every Shareholder present in person or by proxy shall have one vote for every share held by him. A resolution put to the vote at any general meeting will be decided on a show of hands, unless a poll is demanded. The chairman has a casting vote. Proxies may not vote on a show of hands.

Unless the Directors otherwise decide, a Shareholder may not vote at a general meeting, or at a separate general meeting of the holders of any class of shares, if he has not paid all amounts relating to his shares which are due at the time of the meeting.

A Shareholder may not attend or vote at any meeting or appoint a proxy in respect of shares in relation to which he is in default under a notice under section 212 of the Act as described in sub-paragraph (iii) below.

(ii) **Transfer of shares**

All transfers of certificated shares in Invensys may be effected by transfer which must be in writing and in the usual standard form or any other form approved by the Directors.

All transfers of uncertificated shares in Invensys may be made in any manner allowed by the Regulations.

The Directors may, without giving any reason, refuse to register any transfer of shares which are not fully paid. The Directors cannot refuse to register any transfer if this would prevent dealings from taking place on an open and proper basis.

The Directors may decline to recognise any instrument of transfer in respect of certificated shares unless the instrument of transfer is in respect of only one class of shares in Invensys and is lodged at Invensys' registered office or any other place decided on by the Directors accompanied by the relevant share certificate(s) and such other evidence as the Directors may require to show the right of the transferor to make the transfer. The Directors may also refuse to register a transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

The Directors may decline to register a transfer of uncertificated shares in the circumstances set out in the Regulations.

The Directors may decline to register a transfer of shares in relation to which a default has occurred under a notice under section 212 of the Act as described in sub-paragraph (iii) below.

(iii) **Disclosure of interests in shares**

Invensys may, by service of a notice, require any person it knows or thinks has an interest in shares in Invensys to disclose to Invensys in writing and within a reasonable period such information as Invensys shall be entitled to require pursuant to section 212 of the Act. When a person defaults in complying with such notice within 14 days of service, Invensys may serve a further notice stating that such person may no longer attend or vote at any meeting or appoint a proxy in respect of those shares in relation to which the default occurred. If the shares in relation to which the default occurred represent 0.25% or more of the shares (or any class of shares) in Invensys such further notice may also state that the Directors may withhold any dividends or other moneys payable in respect of such shares (without liability to pay interest) and may also refuse to register a transfer of such shares unless they are satisfied that the transfer is an outright sale to an independent third party.

(iv) **Dividends and distribution of assets on liquidation**

(A) The Company may, by ordinary resolution, declare dividends but no such dividend will exceed the amount recommended by the Directors, and dividends must be paid in accordance with legislation.

When they consider that the financial position of Invensys justifies such payments, the Directors may pay fixed rate dividends on the dates prescribed for the payment of those dividends and may also from time to time declare and pay interim dividends on such dates as they think fit.

Unless the rights attached to any shares in Invensys or the terms of issue of any shares otherwise provide, all dividends relating to particular shares will be paid to those Shareholders in proportion to the amounts that were paid up on the shares during the period for which the dividend is paid.

Any sums paid in advance of a call will not be treated as paid up on the share for the purposes of calculating the amount of a dividend to be paid, and dividends may be declared or paid in any currency that the Directors consider appropriate.

If a Shareholder owes any money for calls on shares in Invensys or money relating in any other way to shares in Invensys, the Directors may deduct any of this money from any dividend or other moneys payable on or in respect of a share and may use money deducted in this way to pay amounts owed to the Company in connection with the shares.

(B) If the Company goes into liquidation, the liquidator may, with the approval of a special resolution (or other sanction required by legislation), either distribute the assets of the Company among the Shareholders or transfer the assets to trustees, to be managed by them, for the benefit of Shareholders.

Where the liquidator is to distribute the assets, the liquidator may determine the values of the assets and how they will be divided. The assets may be distributed even if they consist of different kinds of property. Where the liquidator is to transfer assets to trustees, the liquidator may decide on the nature of the trust.

No Shareholder will be obliged to accept assets where there is any liability associated with them.

(v) **Variation of rights and changes in capital**

(A) The rights attached to any class of shares in Invensys, or special rights attached to certain shares forming part of a class, may be changed. Any change or removal of a right must be approved either in writing by Shareholders holding at least three-quarters in nominal value of that class of shares or by an extraordinary resolution passed at a class meeting of those Shareholders. Where special rights of shares forming part of a class are to be changed, each part of the class, which is being treated differently, will be treated as if it formed a separate class.

At a class meeting called to consider the change of the rights of Shareholders, the articles relating to general meetings will apply with any necessary changes, except that a quorum will be present if at least two Shareholders who own at least one third in nominal value of the issued shares of the class is present in person or by proxy, but if the meeting is an adjourned one, one person present, whether in person or by proxy, who holds shares of the class will be a quorum. Any Shareholder who is present in person or by proxy can demand a poll, on which every Shareholder present is entitled to one vote for every share he has of the class.

(B) The Company may by ordinary resolution increase its share capital, consolidate all of its share capital into shares of larger nominal value, divide some or all of its shares into shares of a smaller nominal value, consolidate and divide all or any of its share capital into shares of a different nominal value and cancel any shares not taken, or agreed to be taken, by any person.

(C) The Company may purchase or contract to purchase any of its own shares. However, where there are other securities in issue allowing holders to convert them into the class of shares to be repurchased at any time, if the Listing Rules so require, the holders of the convertible securities must first pass an extraordinary resolution approving the purchase at a class meeting (although such a resolution is not required if the terms on which the convertible securities were issued allow the purchase).

(D) The Company may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way permitted by law.

(vi) **Unclaimed dividends**

Any dividend unclaimed for a period of 12 years after having been declared shall be forfeited and belong to Invensys.

(vii) **Directors**

(A) The Directors are not required to hold shares in the Company. The Directors may attend and speak at any general meeting of the Company.

(B) A Director may hold any other position within the Company as well as being a Director. A Director may not, however, be the Company's auditor.

(C) At every annual general meeting of the Company, any Director who shall have been a Director at each of the preceding two annual general meetings and who was not elected or re-elected at either such meeting shall retire by rotation and be eligible for re-election.

(D) No person will be disqualified from being appointed a Director or be required to stop being a Director simply because he has reached the age of 70 or any other age. It is not necessary to give special notice of a resolution appointing or electing someone a Director where he is aged 70 or over. However, any Director aged 70 or over is required to be re-elected each year.

(E) A Director is not entitled to vote on any resolution about his own appointment as an officer or employee of the Company or any other company in which the Company has an interest, or about the terms or termination of such appointment.

(F) A Director may not vote on any resolution concerning any contract in which he knows he has a material interest, unless the Articles expressly allow it. For this purpose, the interests of anyone connected with such Director under section 346 of the Act are added to the interest of the Director himself. A Director may vote on resolutions about any of the following matters as long as the only material interests the Director has in the resolution arise because of one or more of the following matters: (i) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by the Director or anyone else at the request of or for the benefit of the Company or any of its subsidiary undertakings; (ii) the giving of any guarantee, security or indemnity to a third party in respect of an obligation of the Company or any of its subsidiary undertakings for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by giving of security; (iii) where the Company or any of its subsidiary undertakings is offering securities and the Director is or may be entitled to participate in the offer as a holder of securities or he is to participate in underwriting or sub-underwriting of the offer; (iv) any contract in which he is interested because of holding shares or other securities of the Company or because of having any other interest in the Company; (v) any contract concerning another company in which he is interested (not being a company of which he owns 1% or more) (a Director will be treated as owning 1% or more of a company if he knows that he and the persons connected with him (as defined in section 346 of the Act) hold an interest in shares representing 1% or more of any class of equity share capital of such company or the voting rights in such company); (vi) any contract relating to Directors and employees of the Company or any of its subsidiary undertakings which concern the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme and does not provide in respect of any Director as such any privilege or advantage not generally awarded to the employees to whom the fund or

scheme relates; (vii) any contract relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; and (viii) any contract concerning insurance that the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors. Subject always to the Listing Rules, the Company may, by ordinary resolution, suspend or relax these provisions or ratify any contract which would otherwise have been in breach of these provisions.

(G) A Director may enter into any contract with the Company, or have any interest in any contract with the Company and keep any profit or other benefit he makes as a result of the contract (including any proposed contract and any other transaction or arrangement) provided that he discloses his interest in any such contract to the other Directors at the Directors' meeting at which the question of entering into the contract is first taken into consideration if he knows his interest then exists or in any other case at the first Directors' meeting after he knows that he is interested in the contract. Subject always to the Listing Rules, the Company may, by ordinary resolution, suspend or relax these provisions or ratify any contract which would otherwise have been in breach of these provisions.

(H) The Directors will manage the Company's business and in general, subject to legislation, the Memorandum and Articles of the Company or a special resolution of the Company providing otherwise, may use all the Company's powers.

(viii) **Borrowing powers**

(A) The Directors may exercise all the Company's powers to: (i) borrow money; (ii) mortgage or charge all or any of the Company's undertakings, property and assets (present and future) and uncalled capital; (iii) issue debentures and other securities; and (iv) give security either outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The Directors will limit the total borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings to ensure (so far, as regards subsidiary undertakings, as by such exercise they can ensure) that the total principal amount outstanding on the borrowings of the Company and its subsidiary undertakings (ignoring borrowings between the Company and its subsidiary undertakings or between the subsidiary undertakings) does not exceed an amount equal to three times the adjusted capital and reserves. This limit may be disapplied by an ordinary resolution of the Company.

4. MANDATORY TAKEOVER BIDS, SQUEEZE-OUT AND SELL-OUT RULES

Other than as provided by sections 428 to 430 of the Act and the City Code on Takeovers and Mergers, there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the Ordinary Shares.

Directors', Proposed Director's, Senior Managers' and Proposed Senior Manager's interests in Ordinary Shares

5.1 As at 23 May 2006 (being the latest practicable date prior to the publication of this Document), the interests (all of which are beneficial) of the Directors, Proposed Director, Senior Managers and Proposed Senior Manager and their immediate families in the issued share capital of the Company are, or following completion of the Rights Issue, are expected to be, as follows:

	Existing Shares Owned		Ordinary Shares owned following completion of the Rights Issue[2]	
Name	Number[1]	Percentage of class	Number	Percentage of class
Directors and Proposed Director				
Martin Jay CBE	33,333	0.0006	46,666	0.0006
Adrian Hennah	182,776	0.003	255,886	0.003
Ulf Henriksson[3]	1,000,000	0.018	1,400,000	0.018
Larry Farmer	3,250	0.00006	4,550	0.00006
Bay Green	50,000	0.0009	70,000	0.0009
Jean-Claude Guez	167,330	0.003	234,262	0.003
Andrew Macfarlane	12,187	0.0002	17,061	0.0002
Stephen Hare	–	–	–	–
Michael Parker	–	–	–	–
Senior Managers and Proposed Senior Manager				
Chan Galbato	–	–	–	–
Mike Caliel	–	–	–	–
Mike Bradley	–	–	–	–
Brian McCluskie	–	–	–	–
Nigel Smith	–	–	–	–
Peter Tompkins	154,573	0.003	216,402	0.003
Victoria Hull	–	–	–	–
Paula Larson	–	–	–	–
David Thomas	43,500	0.0008	60,900	0.0008
James Drummond	–	–	–	–

(1) Interests (i) which have been notified to the Company pursuant to section 324 or section 328 of the Act, or (ii) which are required to be entered in the register maintained by the Company pursuant to section 325 of the Act, or (iii) which are interests of a connected person (within the meaning of section 346 of the Act) of the Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or would with reasonable diligence be ascertained by that Director, or (iv) which have been notified to the Company pursuant to DR3.1.2 of the Disclosure Rules, or (v) which have otherwise been notified to the Company or of which it is aware.

(2) Assuming that they take up their rights in full under the Rights Issue.

(3) Not including the 2 million Ordinary Shares due to be released to Ulf Henriksson under a restricted share award.

5.2 As at 23 May 2006 (being the latest practicable date prior to the publication of this Document), the following options over Ordinary Shares had been granted to certain Directors and Senior Managers and remain outstanding under the Invensys Share Schemes:

Name	Scheme	Date of grant	Exercise price per Ordinary Share (pence)	Exercise period	Ordinary Shares under option
Adrian Hennah	1998 ESOS	04.12.02	61.24	04.12.05-03.12.12	1,194,196
	SAYE Scheme	21.01.03	41.43	01.04.06-30.09.06	21,438
					1,215,634
Ulf Henriksson	UCIH Option	01.06.04	16.55	50% 21.11.05-31.05.14	5,000,000
				50% 21.05.07-31.05.14	
					5,000,000
Mike Caliel	Siebe Scheme	13.12.96	239.575	13.12.99-12.12.06	17,019
	1998 ESOS	01.12.99	278.48	01.12.02-30.11.09	50,021
	1998 ESOS	17.06.02	96.69	17.06.05-16.06.12	368,626
	1998 ESOS	04.12.02	61.23	04.12.05-03.12.12	8,302
					443,968
Peter Tompkins	Siebe Scheme	14.07.98	264.99	14.07.01-13.07.08	11,208
	1998 ESOS	01.12.99	278.48	01.12.02-30.11.09	40,888
	1998 ESOS	09.08.00	247.45	09.08.03-08.08.10	53,758
	1998 ESOS	13.06.01	139.96	13.06.04-12.06.11	207,560
	1998 ESOS	17.06.02	96.69	17.06.05-16.06.12	207,041
	SAYE Scheme	26.07.04	14.00	01.10.07-31.03.08	18,580
					539,305
Victoria Hull	1998 ESOS	02.07.01	129.94	02.07.04-01.07.11	518,899
	1998 ESOS	17.06.02	96.69	17.06.05-16.06.12	334,898
					853,797
David Thomas	SAYE Scheme	26.07.04	14.00	01.10.07-31.03.08	18,580
	1998 ESOS	04.12.02	61.24	04.12.05-03.12.12	489,944
					508,524

No consideration was paid for the grant of these options.

5.3 As at 23 May 2006 (being the latest practicable date prior to the publication of this Document), the following share awards over Ordinary Shares had been granted to certain Directors and Senior Managers and remain outstanding under the Invensys Share Schemes:

LTIP Awards:

Name	Type of Award	Date of grant	Normal performance period	Normal Release date/period	Existing awards over Ordinary Shares
Adrian Hennah	Nominal Price Option	20.06.03	20.06.03-19.06.06	20.06.08 - 19.09.08	2,181,971
	Nominal Price Option	22.07.05	22.07.05-21.07.08	50% of award 22.07.08 - 21.10.08 50% of award 22.07.09 - 21.10.09	10,234,542
					12,416,513
Ulf Henriksson	Nominal Price Option	24.06.04	24.06.04-23.06.07	24.06.09 - 23.09.09	3,165,034
	Nominal Price Option	22.07.05	22.07.05-21.07.08	50% of award 22.07.08 - 21.10.08 50% of award 22.07.09 - 21.10.09	15,351,812
					18,516,846
Chan Galbato	Share Award	10.11.05	10.11.05-9.11.08	50% of award on 10.11.08 50% of award on 10.11.09	5,349,625
					5,349,625

Name	Type of Award	Date of grant	Normal performance period	Normal Release date/period	awards over Ordinary Shares
Mike Caliel	Share Award	20.06.03	20.06.03-19.06.06	20.06.08	389,175
	Share Award	24.06.04	24.06.04-23.06.07	24.06.09	1,000,000
	Share Award	22.07.05	22.07.05-21.07.08	50% of award 22.07.08 50% of award 22.07.09	3,848,968
					5,238,143
Mike Bradley	Share Award	20.06.03	20.06.03-19.06.06	20.06.08	389,175
	Share Award	24.06.04	24.06.04-23.06.07	24.06.09	500,000
	Share Award	22.07.05	22.07.05-21.07.08	50% of award 22.07.08 50% of award 22.07.09	3,174,910
					4,064,085
Brian McCluskie	Nominal Price Option	01.12.04	01.12.04-30.11.07	01.12.09 - 28.02.10	100,000
	Nominal Price Option	22.07.05	22.07.05-21.07.08	50% of award 22.07.08 - 21.10.08 50% of award 22.07.09 - 21.10.09	2,261,834
					2,361,834
Nigel Smith	Nominal Price Option	20.06.03	20.06.03-19.06.06	20.06.08 - 19.09.08	389,175
	Nominal Price Option	24.06.04	24.06.04-23.06.07	24.06.09 - 23.09.09	1,000,000
	Nominal Price Option	22.07.05	22.07.05-21.07.08	50% of award 22.07.08 - 21.10.08 50% of award 22.07.09 - 21.10.09	5,373,134
					6,762,309
Peter Tompkins	Nominal Price Option	20.06.03	20.06.03-19.06.06	20.06.08 - 19.09.08	389,175
	Nominal Price Option	24.06.04	24.06.04-23.06.07	24.06.09 - 23.09.09	1,000,000
	Nominal Price Option	22.07.05	22.07.05-21.07.08	50% of award 22.07.08 - 21.10.08 50% of award 22.07.09 - 21.10.09	2,411,514
					3,800,689
Victoria Hull	Nominal Price Option	22.07.05	22.07.05-21.07.08	50% of award on 22.07.08 50% of award on 22.07.09	3,837,953
					3,837,953
Paula Larson	Nominal Price Option	22.07.05	22.07.05-21.07.08	50% of award 22.07.08 - 21.10.08 50% of award 22.07.09 - 21.10.09	3,923,241
					3,923,241
David Thomas	Nominal Price Option	30.09.04	30.09.04-29.09.07	30.09.09 - 29.12.09	500,000
	Nominal Price Option	22.07.05	22.07.05-21.07.08	50% of award 22.07.08 - 21.10.08 50% of award 22.07.09 - 21.10.09	2,971,855
					3,471,855
James Drummond	Nominal Price Option	10.11.05	10.11.05-09.11.08	50% of award 10.11.08 50% of award 10.11.08	2,990,654
					2,990,654

No consideration was paid for the grant of these awards.

Restricted share awards:

Name	Date of grant	Release Date	Existing awards over Ordinary Shares
Ulf Henriksson	01.06.04	50% of award 25.05.06[1] 50% of award 21.05.07	4,000,000
Chan Galbato	10.11.05	03.10.08	2,000,000
Paula Larson	26.09.05	01.04.08	1,000,000

(1) Under the terms on which this share award was made, the first two million shares were expressed to vest on 21 November 2005, subject to an obligation to retain the shares (except any necessary sale to meet his tax liabilities) until 20 November 2007. Following a delay in effecting the vesting and a subsequent dealing prohibition which prevented the vesting of these shares, it has been agreed with Mr Henriksson that the shares will vest on 25 May 2006 (subject to the retention obligation stated). Ulf Henriksson intends to take up his rights in respect of the after tax number of such shares. This award was not made under the Restricted Share Plan, but is made on similar terms to that plan.

No consideration was paid for the grant of these awards.

5.4 In respect of the year ended 31 March 2006, the Company has introduced a plan under which Executive Directors and senior management have the opportunity to receive a supplemental bonus of up to 100% of their base salary in respect of any financial year to be paid in shares upon reaching specified target levels of performance (the "Turnaround Bonus Overlay"). The Turnaround Bonus Overlay will operate in addition to the existing Executive Bonus Plan. Any bonuses earned under the Turnaround Bonus Overlay will be payable in Ordinary Shares with 50% of the Ordinary Shares awarded being released following the first anniversary of those Ordinary Shares being awarded and the other 50% being released following the second anniversary. Release of the Ordinary Shares is generally subject to continued employment at the relevant date although Ordinary Shares may be released early in defined good leaver cases or with the consent of the Remuneration Committee. The Remuneration Committee has committed that the Turnaround Bonus Overlay will not be operated in respect of the year ending 31 March 2009. There are currently no grants outstanding under the Turnaround Bonus Overlay, but the first grants will be made following publication of this document.

5.5 For a description of the Group's share option and share award schemes, see paragraph 7 below ("Invensys Share Schemes").

5.6 Save as disclosed above, none of the Directors, Proposed Director, Senior Managers and Proposed Senior Manager, their immediate families nor any person connected with a Director or Senior Manager (within the meaning of section 346 of the Act) has any beneficial or non-beneficial interest in the share capital of the Company.

6. DIRECTORS' AND PROPOSED DIRECTOR'S TERMS OF EMPLOYMENT

6.1 The Directors and Proposed Director and their functions are set out in Part 7 – ("Directors, Senior Managers and Corporate Governance") of this Document.

Compensation of Directors and Senior Managers

6.2 The amount of remuneration paid (including contingent or deferred compensation) and the benefits in kind granted to the Directors and Senior Managers for services in all capacities to the Group for the year ended 31 March 2006 were as follows:

	Salary/fees (£)	Other benefits (£)	Bonus[1] (£)	Total[2] (£)
Directors				
Martin Jay CBE	250,000	–	–	250,000
Adrian Hennah[3]	400,000	34,539	600,000	1,034,539
Ulf Henriksson	575,385	348,811	575,385	1,499,581
Larry Farmer	42,250	–	–	42,250
Bay Green	34,000	–	–	34,000
Jean-Claude Guez	43,500	–	–	43,500
Andrew Macfarlane	46,500	–	–	46,500

	Salary/fees (£)	Other benefits[6] (£)	Bonus[1] (£)	Total (£)
Senior Managers				
Mike Bradley	145,252	14,128	100,716	260,096
Mike Caliel[2]	225,726	14,801	195,237	435,764
Chan Galbato[4]	140,739	39,572	92,105	272,416
Victoria Hull	225,000	25,403	247,500	497,903
Paula Larson[6]	236,250	145,678	248,063	629,991
Brian McCluskie[5]	175,100	94,138	26,520	295,758
Nigel Smith[2,6]	315,000	169,770	266,018	750,788
David Thomas	231,725	14,016	197,455	443,196
Peter Tompkins[2]	186,625	11,554	14,420	212,599
Total	3,273,052	912,410	2,563,419	6,748,881

1 In addition to the cash bonus amount for the year, the following amounts will be awarded in the form of shares under the Turnaround Bonus Overlay: Ulf Henriksson £575,385, Paula Larson £212,625, Victoria Hull £225,000, Mike Caliel £141,633, Chan Galbato £82,237, Mike Bradley £37,221 and David Thomas £162,610. Subject to continued employment, 50% of the shares will be released following the first anniversary of the date of grant and the other 50% will be released following the second anniversary. The share awards will be adjusted to take account of the proposed Rights Issue.

2 In addition, cash payments were received during the year ended 31 March 2006 on vesting of Restricted Share Plan awards as follows: Mike Bradley £43,198, Mike Caliel £43,198, Nigel Smith £43,198 and Peter Tompkins £43,198.

3 As Adrian Hennah is leaving the Company on 16 June 2006 he was not eligible for the Turnaround Bonus Overlay. However, the Remuneration Committee has decided to pay a discretionary bonus of £200,000 in recognition of his exceptional contribution during the year. In addition, Mr. Hennah received a payment of £250,000 during the year ended 31 March 2006. This was the second and final tranche of a £500,000 payment, which was agreed when Adrian Hennah joined the Company and paid to him in two instalments (the first on 5 April 2004 and the second on 5 October 2005) in recognition of the value of entitlements from his previous employer which he lost as a result of his joining the Company.

4 Chan Galbato joined the Company as President, commencing on 3 October 2005 and therefore these emoluments relate to the period 3 October 2005 to 31 March 2006. In addition, Chan Galbato received a payment of £226,723 during the year ended 31 March 2006 relating to contractual arrangements agreed prior to his joining the Company reflecting the then value of entitlements from his previous employer lost as a result of leaving that employment.

5 These emoluments relate to Brian McCluskie's previous position as Vice President, Global Operations, APV which he held before becoming President, APV in April 2006.

6 The Other benefits payment to certain of the Directors and Senior Managers includes cash paid in lieu of pension provision as follows: Ulf Henriksson £200,898, Paula Larson £59,063 and Nigel Smith £157,500.

6.3 The total amount set aside or accrued by the Company to provide pension, retirement or similar benefits to the Directors and Senior Managers was £6,033,991 as at 31 March 2006.

6.4 There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any Director.

6.5 Each of the Executive Directors' contracts terminate automatically on each such Executive Director's 60th birthday, save for Stephen Hare, whose contract terminates automatically on his 70th birthday.

6.6 *Martin Jay CBE*

The Chairman, Martin Jay, serves the Company under an appointment letter dated 28 May 2003. His appointment can be terminated by either party giving the other not less than 12 months' notice. The appointment letter does not contain any provisions for pay in lieu of notice, liquidated damages or supplementary payments.

6.7 *Ulf Henriksson*

Ulf Henriksson is employed under a service contract with the Company dated 28 April 2004 and is entitled to a base salary of £600,000 per annum (rising to £668,000 from 1 June 2006), a pension supplement of 35% of base salary and typical benefits, including private medical insurance for him and his immediate family and a car allowance of £15,000 per annum (from 1 April 2006). He is eligible to participate in the annual Executive Bonus Plan and other incentive schemes operated by the Company. His contract can be terminated by either party giving the other not less than 12 months' written notice.

6.8 *Adrian Hennah*

Adrian Hennah is employed under a service contract with the Company dated 29 July 2002 and receives a basic salary of £416,000 per annum (from 1 April 2006) and is eligible to participate in the Executive Bonus Plan

and other incentive schemes operated by the Company. Other benefits under his contract include the provision of a company car, private medical insurance for him and his immediate family and permanent health insurance. Adrian Hennah participates in the Invensys Pension Scheme, a defined benefit pension scheme.

Adrian Hennah has given notice under his service contract and will leave the Company on 16 June 2006. No compensation will be paid to Adrian Hennah on termination. However, the Remuneration Committee has exercised its discretion and will pay in June 2007 a bonus of £75,000, subject to the successful completion of personal objectives during the period of his employment in the year ending 31 March 2007.

6.9 ***Stephen Hare***

Stephen Hare will be employed under a service contract with the Company dated 20 April 2006 and will receive a salary of £400,000 per annum and is eligible to participate in the Executive Bonus Plan and other incentive schemes operated by the Company. Other benefits under his contract include a car allowance of £12,000 per annum, private medical insurance for him and his immediate family and permanent health insurance. Stephen Hare will also receive a pension allowance of 30% of his basic salary per annum or, at his option, participate in the Invensys Stakeholder Scheme, a defined contribution pension scheme, to which the Company will contribute 25% of his salary subject to his contributing 5% of his salary. His contract may be terminated by either party giving the other not less than 12 months' notice.

6.10 The Non-Executive Directors (except in the case of Martin Jay) serve the Company under appointment letters that do not contain any notice period. Since 1 April 2006, they have been entitled to a basic fee of £50,000 per annum (with £8,000 to be paid in shares). The Chairman of the Remuneration Committee receives an additional £8,000 per annum and the Chairman of the Audit Committee receives an additional £10,000 per annum.

6.11 Except as set out above, none of the Directors' or Proposed Director's service contracts or appointment letters provides for benefits upon termination of employment.

6.12 The Directors', Proposed Director's, Senior Managers' and Proposed Senior Manager's current directorships, in addition to the Company and members of the Group, and past directorships within the last five years, if any, are as follows:

Name of Director/ Proposed Director	Current non-Group directorships	Non-Group directorships held in the last five years (but no longer held)
Martin Jay CBE	Tall Ships Youth Trust	Fleet Support Limited
	EADS UK Limited	Vosper Thornycroft (UK) Limited
		VT Fire Training (Avonmouth) Limited
		VT Group International Limited
		VT International Services Limited
		VT Investments Limited
		VT Maritime Affairs Limited
		VT Partner No. 7 Limited
		VT Support Services Limited
		VT Group plc
		Mary Rose Trust
Ulf Henriksson	–	–
Adrian Hennah	The Gray Laboratory Cancer Research Trust	Affymax Technologies N.V.
		Affymetrix Inc.
		BW Trading Inc.
		Glaxo Development (Latin America) Inc.
		GlaxoSmithKline Financial Inc.
		GlaxoSmithKline Services Inc.
		Glaxo Wellcome Biopharmaceuticals Inc.
		Glaxo Wellcome Inc.
		Glaxo Wellcome OTC Inc.
		Glaxo Wellcome Puerto Rico Inc.
		Glaxo Wellcome Supply Inc.
		GW Investment Corp.
Larry Farmer	Digital Steps Ltd	European Marine Contractors Limited
	Digital Steps Energy Limited	Granherne (Holdings) Limited
	EnergySys Limited	Granherne International Limited
	Global Industries Ltd	Granherne International (Holdings) Limited
		Granherne Information Systems Limited
		Granherne Limited
		Kellogg Brown & Root Limited
		Kellogg Brown & Root Bangladesh Limited
		Kellogg Brown & Root Energy Services Limited
		OGC International Limited
		Wharton Williams International Ltd
Michael James Bay Green	Help The Hospices	50-85 Burton Court Limited
	RPC Group plc	
	Axis-Shield Public Limited Company	
Jean-Claude Guez	Eurostar Group Limited	Exel plc
	Eurostar (U.K.) Limited	
Andrew Macfarlane	Rentokil Initial plc	Bass Beers Worldwide Limited
	BET Limited	Bass Hotels & Resorts, Inc.
	Rentokil Initial 1927 plc	Bass Machine Holdings Limited
		Bass (U.S.A.) Franchising, Inc.
		Bass (U.S.A.) Incorporated Crowne Plaza, Inc.
		DeleVille SpA (Italy)
		E.P. Development Co.
		General InnKeeping Acceptance Corporation

Name of Director/ Proposed Director	Current non-Group directorships	Non-Group directorships held in the last five years (but no longer held)
		Gestion Hotelera Gestal CA (Venezuela) GIAC Leasing Corporation Land Securities plc Land Securities (Finance) Limited Land Securities Group plc Land Securities Properties Limited Land Securities Trillium Limited Trillium Group Limited Vegaplace Limited HIA, Inc. H.I. (Canada), Inc. HII International Holdings, Inc. H.I. Ravinia, Inc. HI-Communications, Inc. Holiday Clubs International, Inc. Holiday Hospitality Franchising, Inc. Holiday Inn Limited Holiday Inn Worldwide Insurance Company Holiday Inns of America, Inc. Holiday Inns (Andina), Inc. Holiday Inns (Freeport), Inc. Holiday Inns, Inc. Holiday Inns (Jamaica), Inc. Holiday Inns (South America), Inc. Holiday Inns (The Bahamas), Inc. Holiday Pacific Equity Corporation Holiday Pacific Holding Company Holiday Pacific Management Corporation Holidex (U.K.), Inc. Hotelera El Carmen S.A. (Spain) Indian Valley Realty Corp. INNvest Realty Corp. Insurance Resource Services, Inc. Inter-Continental de Colombia S.A. (Colombia) Intercontinental Hotels Betriebsgesellschaft m.b.H. (Germany) Intercontinental Hotels Corporation de Venezuela C.A. (Venezuela) Intercontinental Hotels Group Services Company Intercontinental Hotels Italia S.r.l. (Italy) Intercontinental Hotels Management GmbH (Germany) Inter-Continental Szalloda Budapest Rt. LS Property Finance Company Limited Land Securities Property Holdings Limited Land Securities Portfolio Management Limited Land Securities Group PLC Land Securities Trillium Limited Land Securities Management Services Limited Land Securities Capital Markets PLC Land Securities Business Services Limited Land Securities (Finance) Limited Land Securities Intermediate Limited Land Securities PLC Land Securities Properties Limited LRG HI Ltd Mitchells & Butlers Pensions Limited

Name of Director/ Proposed Director	Current non-Group directorships	Non-Group directorships held in the last five years (but no longer held)
		NAS Cobalt No. 1 Limited NAS Cobalt No. 2 Limited ResCom Services, Inc. Retail Property Holdings Trust Limited Riverfront Investment Co., Inc. Six Continents Hotel Group Company Six Continents Pensions Limited Tex-Ken, Inc. Trillium Group Limited Vegaplace Limited
Michael Parker	British Nuclear Fuels plc Nexia Solutions Limited British Nuclear Group Limited Uranco Limited	British Nuclear Group Sellafield Limited Serromex Overseas Limited Serromex UK Holdings Limited
Stephen Hare	Bruel & Kjaer Sound & Vibration Measurement AS Bruel & Kjaer Vibro AS Fairey Overseas Developments Limited FODL GmbH Servomex Asia Pacific Limited Spectris Gmbh Sensoren Und Systeme Spectris Inc Spectris Plc Spectris Pte Ltd Spectris UK Holdings Limited Spectris US Holdings Limited TIL 83 Limited	Ancrane Associated Electrical Industries International Limited M (2003) plc M (DGP1) Limited M (DGP2) Limited M Communications China Limited M Communications Holdings Limited M Communications International Holdings Limited M Communications International Investments Limited M Communications International Limited M Communications Limited M Corporation plc M Projects Hong Kong Limited Telent Communications Limited Telent Communications International Limited Telent Communications Holdings Limited Telent plc
Chan Galbato	–	Choiceparts LLC
James Drummond	–	Kidde Fire Trainers Limited Fire Training Products Limited IFTE plc I. F. T. E. (US Investments) Limited Dascem Europe Limited
Mike Caliel	–	–
Mike Bradley	–	–
Brian McCluskie	–	–
Nigel Smith	The Railway Forum	Weldcure Limited Hobart Overseas Holdings Limited Charter Overseas Holdings Limited Charter Central Services Limited Central Mining Finance Limited Charter plc Airgare Limited Howden Group Limited British South Africa Company (The)
Peter Tompkins	–	–
Victoria Hull	–	The Cable Communications Association Limited Cable Finance Limited

Name of Director/ Proposed Director	Current non-Group directorships	Non-Group directorships held in the last five years (but no longer held)
Paula Larson	–	–
David Thomas	–	Coutts Crescent Management 1994 Limited

6.13 In addition to the companies listed above:

(i) Victoria Hull has been a director of the following Group companies which have been voluntarily dissolved following a solvent voluntary liquidation in the last 5 years: Dreghorn Holdings Ltd; Dunlop Investments Ltd; H. G. Miles Ltd; Marcam Europe Ltd; Redec UK Ltd; Sorbo Fifty-Two Ltd; Sorbo Forty-Eight Ltd and Unidev Ltd; and

(ii) Steve Hare has been a director of the following companies which have been voluntarily dissolved following a solvent voluntary liquidation in the last 5 years: Servomex Overseas Limited and Servomex UK Holdings Limited.

6.14 Save as disclosed above, the Directors, Proposed Director, Senior Managers and Proposed Senior Manager:

(a) have no convictions to fraudulent offences within the last five years;

(b) have not within the previous five years been associated as directors with an executive function, partners or senior management of any company or partnership with any bankruptcy, receivership or liquidation; and

(c) have not within the previous five years received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of a company or partnership.

7. Invensys Share Schemes

(a) There are grants and awards outstanding under the following Invensys Share Schemes:

(i) the Invensys 1998 Senior Executive Long Term Incentive Plan (the "LTIP");

(ii) the Invensys plc Restricted Share Plan (the "Restricted Share Plan");

(iii) the Invensys 1998 Senior Executive Share Option Scheme (the "1998 ESOS");

(iv) the Siebe plc Share Option Scheme 1993 (the "Siebe Scheme");

(v) the BTR Executive Share Option Scheme (1995) (the "BTR ESOS");

(vi) the Eurotherm plc Executive Share Option Scheme 1995 (the "Eurotherm ESOS");

(vii) the Invensys Savings Related Share Option Scheme (the "SAYE Scheme");

(viii) the Invensys Overseas Savings Related Share Option Scheme (the "Overseas SAYE Scheme"); and

(ix) the BTR plc Savings Related Share Option Scheme (the "BTR SAYE Scheme").

In addition, under an individual arrangement pursuant to Rule 13.13A of the pre-1 July 2005 FSA listing rules established to replace benefits foregone by leaving previous employment, the Company granted an option ("UCIH Option") and restricted share award ("UCIH RSA") to Ulf Henriksson on him joining the Company as a Director.

The only Invensys Share Schemes under which grants and awards have been made in the last 12 months are the LTIP and the Restricted Share Plan.

The main provisions of each Invensys Share Scheme are as described in sub-paragraphs (b) to (k) below. No consideration is payable for the grant of options and awards under any of the Invensys Share Schemes.

In accordance with the rules of the Invensys Share Schemes, outstanding options and outstanding share awards will be adjusted to take account of the Rights Issue in such manner as the Board (or the appropriate committee of the Board) may consider appropriate. This is subject to the prior approval (where required) of UK HM Revenue and Customs and the Company's auditors. Participants will be notified of the adjustments in due course.

(b) Equity Dilution Limits

The number of Ordinary Shares which may be issued pursuant to the Invensys Share Schemes is limited to 10% of the issued ordinary share capital of Invensys over a 10 year period for all Invensys Share Schemes. No new Ordinary Shares may be issued under the Restricted Share Plan.

(c) The Invensys 1998 Senior Executive Long Term Incentive Plan

The LTIP is administered by the Remuneration Committee. The main provisions of the LTIP are described below.

(i) Eligibility

All employees of the Group, including Executive Directors of Invensys, who are required to devote the whole or substantially the whole of their time to the business of the Group are eligible to participate in the LTIP.

(ii) Grant of awards

The Remuneration Committee may grant awards ("Awards") to eligible employees. Awards comprise a conditional award of Ordinary Shares which must be retained for a specified period at the end of the performance period applying to those Shares and on satisfaction of the performance requirement. The performance period is of 3 years' duration commencing on the date of the award. Prior to the expiry of the performance period, a performance requirement must be satisfied. Awards made prior to 22 July 2005 are subject to a retention period of 2 years following the last day of the performance period. For awards made on or after 22 July 2005, 50% of any Ordinary Shares vesting on expiry of the performance period are to be released at that time with the release of the other 50% being deferred for one year. All Awards are non-transferable.

Depending on the country in which the participant is resident the award would be delivered using one of the following mechanisms: (a) a nominal price option award which is a right to acquire shares for a nominal payment (unless the Remuneration Committee determines otherwise), (b) a conditional share award; or (c) a cash award (granted in respect of a notional number of shares).

The Remuneration Committee may make Awards at any time in its absolute discretion, except that no Awards may be made during a close period.

The Remuneration Committee have approved the grant of Awards shortly after the date of this Document of approximately 51.1 million Ordinary Shares under the LTIP, with others to be granted on an ad-hoc basis to new hires.

No Awards may be made under the LTIP after 30 July 2008.

The Awards are subject to a performance requirement determining if and to what extent the Award will vest. The performance requirement currently consists of a total shareholder return ("TSR") target relative to a bespoke comparator group of successful international industrial companies including major competitors which each compete in at least one or other of the Group's core markets. The companies are ABB, Eaton, Emerson, GE, Honeywell, Johnson Controls, Rockwell, Schlumberger, Schneider, Siemens, Smiths Group and Yokagawa. A sliding scale operates that would release 25% of Ordinary Shares at median, rising on a straight-line basis, to 100% of Ordinary Shares being released for upper decile performance. In addition, Awards will only vest if the Remuneration Committee is satisfied that two underpins have been met: the first relating to achievement of stretching internal free cash flow targets and the second relating to the efficient management of legacy liability items (principally pension funding obligations, environmental claims, disputed taxes, ongoing litigation and restructuring costs). If at least the median position is not achieved, the whole Award lapses. The TSR calculations will be undertaken using the average TSR of the Company and each comparator company over the three month period preceding the date of an Award and the three month average figures as at the end of the three-year performance period. All figures will be converted into sterling using the then current exchange rates.

(iii) Release of Awards

For Awards made on or after 22 July 2005, 50% of the Ordinary Shares which vest at the end of the performance period (having regard to the satisfaction of the performance requirement) will be released

at that time subject to the participant completing a release request. The balance of the shares must be retained during the retention period.

Retained shares (whatever the subject of Awards granted before or after 22 July 2005) may be partially released, at the discretion of the Remuneration Committee, following the end of the performance period to enable the participant to meet any tax payments which arise on the satisfaction of the performance requirement. Retained shares are released after the end of the retention period. The release of Ordinary Shares is subject to the participant agreeing to indemnify their employer company in respect of any tax payments which may arise.

All Ordinary Shares allotted under the LTIP shall rank equally in all respects with Ordinary Shares in issue at that time except for any rights that attached to such Ordinary Shares by reference to a record date which was before the date of release.

Awards will normally lapse if the participant ceases to be employed by a Group company. However, where cessation of employment is due to death, injury, ill health, disability or any other reason approved by the Remuneration Committee except reasons involving misconduct, impropriety or unsatisfactory performance, the Remuneration Committee may determine that a proportion or all of the Award shall be released to the participant, having regard to the extent to which the performance requirement has been fulfilled to the date of leaving and, unless the Remuneration Committee decides, reflecting the proportion of the performance period which has elapsed to that date. On retirement or early retirement, shares subject to an Award may be released at the end of the performance period, to the extent that the performance requirement has been satisfied.

Awards will be released in the event of a change of control, takeover or liquidation of Invensys, but only to the extent that the performance requirement has been met. Where immediate release of the Award is not possible on a change of control, Invensys may pay the participant an equivalent cash amount.

(iv) Limits

No Awards can be granted to a participant if the aggregate value of the Awards under the LTIP in that financial year would exceed two times the participant's salary. This limit was extended to three times the participant's salary for grants in the year ended 31 March 2006 only.

(v) Adjustment

In the event of any variation in the ordinary share capital of Invensys, including as a result of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital or a large one-off dividend payment, the Remuneration Committee may, in its discretion, adjust the number of Ordinary Shares comprised in awards provided that, as far as is possible, there is no material change to the value of the awards as a result of the adjustment.

(vi) Amendments

The Remuneration Committee may amend the LTIP as it thinks fit. However, no amendment which is to the advantage of participants may be made to key features of the LTIP without the prior consent of Invensys in a general meeting. No amendment may be made which would materially affect any subsisting rights of participants, except with the prior consent of those participants affected.

(d) The Invensys plc Restricted Share Plan

The Restricted Share Plan is administered by the Remuneration Committee. The main provisions of the Restricted Share Plan are described below.

(i) Eligibility

All employees of the Group, excluding Executive Directors of Invensys, are eligible to participate in the Restricted Share Plan.

(ii) Grant of Awards

The Remuneration Committee may select employees to receive awards ("Awards") under the Restricted Share Plan. Awards may consist of either an option, a restricted share award or a forfeitable

share award. Awards may be made on the basis they will not vest until a performance condition has been satisfied. The Remuneration Committee will specify the number of Ordinary Shares comprised in the Award or the value of the Award; the length of the Award period; the performance period and performance condition (if any) which must be satisfied and, in relation to an option, the exercise period and the exercise price.

Any dividends paid on a restricted share award during the award period will be used to purchase further Ordinary Shares ("Dividend Shares") which will then form part of the restricted share award. Participants will have no rights in respect of the Ordinary Shares comprised in a restricted share award prior to the vesting date.

Participants will have all rights attaching to the Ordinary Shares comprised in a forfeitable share award, including dividend and voting rights, during the award period.

The Remuneration Committee may also make grants of cash awards which confer a right to receive a cash payment equal to the market value at the vesting date of that number of Ordinary Shares to which the cash award relates. The cash award does not confer an entitlement to receive Ordinary Shares. The provisions of the Restricted Share Plan applicable to restricted share awards apply to cash awards.

All Awards are non-transferable. The Remuneration Committee may make Awards at any time, except that no Awards may be made during a close period.

(iii) Release of Awards

Participants may exercise options on vesting by delivering to Invensys a notice of exercise and payment for the Ordinary Shares under option. Invensys will transfer the appropriate number of Ordinary Shares to each participant on vesting of restricted share awards and forfeitable share awards. The Remuneration Committee may, in its absolute discretion, decide to satisfy Awards in cash.

Invensys may withhold any amounts necessary to meet any tax liabilities due in respect of the Awards.

All Ordinary Shares transferred under the Restricted Share Plan shall rank equally in all respects with Ordinary Shares in issue at that time except for any rights that attached to such Ordinary Shares by reference to a record date which was before the date of the transfer (except as regards forfeitable share awards where participants are entitled to all rights attaching to the Ordinary Shares from the date of the Award).

Awards normally lapse on the date a participant ceases to be employed by the Group. The notice of an Award sets out the consequences of a participant ceasing employment and, if the cessation of employment falls within those provisions, these may provide that the Awards will not lapse but will continue and will vest in accordance with the provisions of the notice of the Award. If the provisions of the notice of the Award do not apply, the Remuneration Committee may, in its discretion, decide to permit the participant to continue to participate in the Restricted Share Plan.

Awards and, where applicable, Dividend Shares may be replaced by equivalent rights in the event of a takeover, reconstruction or winding-up of Invensys or the transfer of a Group Company out of the Group. If replacement Awards are not made, the Awards will vest to the extent the performance condition has been satisfied.

(iv) Adjustment

In the event of any variation in the ordinary share capital of Invensys, including as a result of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital, the Remuneration Committee may, in its discretion, adjust the number of Ordinary Shares comprised in Awards and, where relevant, the number of Dividend Shares.

(v) Amendments

The Remuneration Committee may amend the Restricted Share Plan in any respect and must give written notice to all participants affected by the amendment as soon as reasonably practicable thereafter.

The award of restricted shares made to Ulf Henriksson as referred to in the table of restricted share awards under paragraph 5.3 above was granted outside the Restricted Share Plan but has been granted on similar terms to those of the Restricted Share Plan described above.

(e) The Invensys 1998 Senior Executive Share Option Scheme

(i) General

The 1998 ESOS is divided into two parts, one of which has been approved by HM Revenue and Customs in order to confer certain tax reliefs on participants in respect of options with aggregate exercise prices not exceeding £30,000. The two parts are the same in all material respects.

The 1998 ESOS also contains schedules which contain provisions for the operation of the plan in France, the United States and Canada and for the award of share appreciation rights.

(ii) Eligible employees

Employees of the Group, including Executive Directors of Invensys, who at the date of grant of an option are not within two years of their contractual retirement age and are required to devote substantially the whole of their working time to the business of the Group (being, in the case of approved options, not less than 25 hours per week) are eligible to be granted options at the discretion of the Remuneration Committee.

(iii) Grant of options

The 1998 ESOS is supervised by the Remuneration Committee. Options may be granted over either new or existing Ordinary Shares within 42 days following the announcement of Invensys' results for any period and at other times in exceptional circumstances. No payment is required for the grant of an option and options are not transferable.

No option may be granted under the 1998 ESOS later than 29 July 2008.

(iv) Exercise price

The exercise price payable for each option is the greater of the middle market quotation of an Ordinary Share over the five dealing days immediately preceding the date of grant and (in the case of options to subscribe for Ordinary Shares) the nominal value of an Ordinary Share.

(v) Exercise of options and performance conditions

Options granted under the 1998 ESOS will normally be exercisable between the third and tenth years following the date of grant.

The performance condition attaching to the exercise of options granted between 30 July 1998 and 24 July 2001 provided that no options could be exercised unless earnings per share ("EPS") growth over a period of three years was equal or in excess of the Retail Price Index plus 12%.

For options granted between 25 July 2001 and 16 June 2002 the performance condition requires EPS over a period of three, four or five financial years to be a certain percentage above the growth of the Retail Prices Index. The EPS growth target is determined at the discretion of the Remuneration Committee and for the 2001 grant was 12% over a three year period; 16% over a four year period; and 20% over a five-year period.

The performance condition attaching to the exercise of options granted on or after 17 June 2002 is a total shareholder return ("TSR") target. TSR is measured by reference to the change in the market value of Ordinary Shares over a period of three, four or five years and the net value of dividends received on the Ordinary Shares, assuming they are immediately reinvested in Ordinary Shares during that period, as compared to the constituents of the FTSE 100 Index on the dealing date prior to the date of grant. To receive 100% of the Ordinary Shares comprised in an award, Invensys must rank in the top quartile of the comparator group. To receive the minimum award (40%), Invensys' TSR performance must rank at the median. The percentage of Ordinary Shares to be released for performance between the minimum and maximum targets increases on a straight-line basis. If the performance condition is not met in full at the first measurement, it will be re-tested in years four and five. If the median position has not been met by the end of the fifth year, the option will lapse.

Options normally lapse on cessation of employment or at the discretion of the Remuneration Committee. Where cessation of employment is due to injury, ill health, disability, redundancy or

retirement, the Remuneration Committee may, in exceptional circumstances, allow an option to be exercised within six months from the date of termination of employment, or 42 months from the date of grant or six months from the option first becoming exercisable and may determine to what extent the option may be exercised.

All Ordinary Shares allotted or transferred under the 1998 ESOS shall rank equally in all respects with Ordinary Shares in issue at that time except for any rights that attached to such Ordinary Shares by reference to a record date which was before the date of the allotment or transfer.

Options may also be exercised in the event of a takeover, reconstruction or winding-up of Invensys. In certain circumstances, options may be exchanged for options over Ordinary Shares in an acquiring company.

(vi) Limits on options

The aggregate exercise price of options granted to a UK-based employee under the 1998 ESOS may not exceed 100% of the base salary of the employee in that financial year (of which up to £30,000 may be awarded under the approved part of the 1998 ESOS).

(vii) Adjustment of options

In the event of any variation in the ordinary share capital of Invensys, including as a result of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital or any demerger or other corporate event which, in the opinion of the Remuneration Committee, affects options, the Remuneration Committee may, in its discretion, adjust the number of Ordinary Shares under option and the exercise price.

(viii) Amendments

The Remuneration Committee may amend the 1998 ESOS as it thinks fit. However, no amendment which is to the advantage of participants may be made to key features of the 1998 ESOS without the prior consent of Invensys in a general meeting and, in relation to the approved part of the 1998 ESOS, without the approval of HM Revenue and Customs. No amendment may be made which would materially affect any subsisting rights of participants, except with the prior consent of those participants affected.

(f) The Siebe plc Share Option Scheme 1993

No further options can be granted under the Siebe Scheme. Options were last granted in March 1999 and 1,824,026 options remained outstanding under the scheme as at 30 April 2006. The provisions of the Siebe Scheme are similar to the 1998 ESOS save that exercise of options is not subject to the satisfaction of a performance condition and, on a change of control, participants are entitled to exercise their options at any time during the period of three months from the date on which the Directors of Invensys notify participants of a change of control and any options not exercised during that period will not lapse at the end of the period unless the Directors of Invensys give notice to participants that options will lapse.

(g) The BTR Executive Share Option Scheme (1995)

No further options can be granted under the BTR ESOS. Options were last granted in April 1998. Grants made under the BTR ESOS have been rolled over into options over Ordinary Shares and 946,064 options remained outstanding as at 30 April 2006. The provisions of the BTR ESOS are similar to the 1998 ESOS save that the performance conditions have ceased to apply.

(h) The Eurotherm plc Executive Share Option Scheme 1995

No further options can be granted under the Eurotherm ESOS. Options were last granted on 22 January 1998 and 185,267 options remained outstanding as at 30 April 2006. The provisions of the Eurotherm ESOS are similar to the 1998 ESOS save that the exercise of options is not subject to the satisfaction of a performance condition.

(i) The Invensys Savings Related Share Option Scheme

The SAYE Scheme has been approved by HM Revenue and Customs. The main provisions of the SAYE Scheme are described below.

(i) Eligible employees

All UK resident, permanent employees and Directors of Invensys and participating subsidiaries are eligible to apply for options under the SAYE Scheme. Other employees may be nominated for participation by the Remuneration Committee.

(ii) Grant of options

Each eligible employee who applies for an option must enter into a savings contract approved by HM Revenue and Customs. The savings contract will be for a period not exceeding 60 months under which monthly contributions are made of not more than £250. The number of Ordinary Shares over which an option is applied for shall be deemed to be the number of Ordinary Shares obtained by dividing the total amount repayable under the savings contract (plus bonus) by the relevant exercise price.

If the number of applications for options received would result in the maximum number of Ordinary Shares which may be issued under the SAYE Scheme being exceeded, options granted following such applications will be scaled down on a pro rata basis.

Options are not transferable.

No option may be granted under the SAYE Scheme after 30 July 2006.

(iii) Exercise price

The price payable to acquire Ordinary Shares on the exercise of an option will be not less than 80% of the middle market quotation of an Ordinary Share on the dealing day immediately preceding the date of invitation or, in respect of options giving a right to subscribe for Ordinary Shares, the nominal value of an Ordinary Share, if greater.

(iv) Exercise of options

An option will normally be exercisable within the six months commencing on the completion of the relevant savings contract.

Early exercise is permitted in certain circumstances, including the participant ceasing employment due to ill health, redundancy, retirement, or injury, a participant's employing company ceasing to be a subsidiary of Invensys and the participant attaining retirement age whilst continuing to hold office.

Options normally lapse on cessation of employment. Options may be exercised early where employment ceases by reason of injury, disability, redundancy or retirement, or, where employment ceases more than three years after the date of grant, it ceases as a result of pregnancy or early retirement with the agreement of a member of the Group.

Options may be exercised in the event of a change of control, takeover, reconstruction or winding-up of Invensys. In certain circumstances, the option may be exchanged for an option over Ordinary Shares of the acquiring company.

(v) Adjustments

In the event of any variation in the ordinary share capital of Invensys, including as a result of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital, the Board may make adjustments to the exercise price or number of Ordinary Shares subject to an option.

(vi) Amendments

Invensys may amend the SAYE Scheme as it thinks fit. However, no amendment which is to the advantage of participants may be made to key features of the SAYE Scheme without the prior consent of Invensys in a general meeting and the approval of HM Revenue and Customs. No amendment may be made which would materially affect any subsisting rights of participants, except with the prior consent of those participants affected.

(j) The Invensys Overseas Savings Related Share Option Scheme

The provisions of the Overseas SAYE Scheme are similar to the SAYE Scheme set out above, save that the Remuneration Committee may make minor amendments to extend the Overseas SAYE Scheme to non-UK resident participants. Schedule 1 to the Overseas SAYE Scheme provides for its operation without a savings requirement in relation to participants in Australia. This is to take advantage of Australian tax laws.

No option may be granted under the SAYE Scheme after 30 July 2006.

(k) The BTR plc Savings Related Share Option Scheme

No further options can be granted under the BTR SAYE Scheme. Most options under the BTR SAYE scheme have been rolled over into options over Invensys Ordinary Shares. For those option holders who did not accept the rollover, BTR ordinary shares are issued on the exercise of options but are automatically transferred to Invensys in consideration for the issue of new Invensys Ordinary Shares to participants on the

basis of 0.533 of an Ordinary Share for every BTR ordinary share. A maximum of 1,040,574 Ordinary Shares may be issued under the BTR SAYE scheme.

(l) As at 23 May 2006 (being the latest practicable date prior to the publication of this Document), the following awards to acquire Ordinary Shares had been granted to Directors and employees under the following Invensys Share Schemes:

Scheme	No. of options outstanding	Exercise price per Ordinary Share (pence)	Date of grant	Exercise period[1]
1998 ESOS[2]	1,183,085	217.33	04.02.99	04.02.02 to 03.02.09
	51,890	289.08	30.06.99	30.06.02 to 29.06.09
	6,067,230	278.48	01.12.99	01.12.02 to 30.11.09
	8,925	318.95	13.01.00	13.01.03 to 12.01.10
	82,968	219.50	20.06.00	20.06.03 to 19.06.10
	5,769,354	247.45	09.08.00	09.08.03 to 08.08.10
	290,581	163.81	08.12.00	08.12.03 to 07.12.10
	10,433,871	139.96	13.06.01	13.06.04 to 12.06.11
	518,899	129.94	02.07.01	02.07.04 to 01.07.11
	1,983,373	125.26	14.01.02	14.01.05 to 13.01.12
	158,472	100.98	07.03.02	07.03.05 to 06.03.12
	23,120,006	96.69	17.06.02	17.06.05 to 16.06.12
	422,278	62.00	01.08.02	01.08.05 to 31.07.12
	3,589,268	61.23	04.12.02	04.12.05 to 03.12.12
	456,943	49.09	27.01.03	27.01.06 to 26.01.13
	103,780	24.09	14.03.03	14.03.06 to 13.03.13
Total	**54,240,923**			
Siebe Scheme	352,847	225.361	12.07.96	12.07.99 to 11.07.06
	1,041,940	239.575	13.12.96	13.12.99 to 12.12.06
	12,453	238.25	10.07.97	10.07.00 to 09.07.07
	93,402	286.18	12.12.97	12.12.00 to 11.12.07
	67,248	264.99	14.07.98	14.07.01 to 13.07.08
	256,136	261.13	25.03.99	25.03.02 to 24.03.09
Total	**1,824,026**			
BTR ESOS	386,080	574.905	03.04.96	03.04.99 to 02.04.06
	19,596	474.568	17.10.96	17.10.99 to 16.10.06
	210,451	333.553	11.06.97	11.06.00 to 10.06.07
	329,937	366.095	16.04.98	16.04.01 to 15.04.08
Total	**946,064**			
Eurotherm ESOS	101,443	407.5684	12.07.96	12.07.99 to 11.07.06
	44,135	252.5703	11.07.97	11.07.00 to 10.07.07
	39,689	254.9971	22.01.98	22.01.01 to 21.01.08
Total	**185,267**			
UCIH Option	5,000,000	16.55	01.06.04	50 per cent. 21.11.05 to 31.05.14
				50 per cent. 21.05.07 to 31.05.14
Total	**5,000,000**			
Total of all Executive Share Option Schemes	**62,196,280**			

Scheme	No. of options outstanding	Exercise price per Ordinary Share (pence)	Date of grant	Exercise period[1]
SAYE Scheme	13,938	255.55	02.02.00	01.04.07 to 30.09.07
	315,971	123.34	31.01.01	01.04.06 to 30.09.06
	88,298	123.34	31.01.01	01.04.08 to 30.09.08
	473,298	86.72	11.01.02	01.04.07 to 30.09.07
	67,138	86.72	11.01.02	01.04.09 to 30.09.09
	1,834,306	41.43	21.01.03	01.04.06 to 30.09.06
	1,890,602	41.43	21.01.03	01.04.08 to 30.09.08
	307,793	41.43	21.01.03	01.04.10 to 30.09.10
	6,705,033	14.00	26.07.04	01.10.07 to 31.03.08
Total	**11,696,377**			
Overseas SAYE Scheme	2,675,256	123.34	31.01.01	01.04.06 to 30.09.06
	76,099	86.72	28.01.02	01.04.07 to 30.09.07
	2,371,021	41.43	17.02.03	01.04.06 to 30.09.06
	658,385	41.43	17.02.03	01.04.08 to 30.09.08
Total	**5,780,761**			
BTR SAYE Scheme	39,311	173.557	20.10.98	01.01.06 to 30.06.06
Total	**39,311**			
Total for all Savings Related Share Option Schemes	**17,516,449**			

	Type of Award	No. of shares under Award	Date of grant	Normal performance period	Normal release date/period [3]
LTIP [4] [5]	Nominal Price Option	16,623,050	20.06.03	20.06.03 to 19.06.06	20.06.08 to 19.09.08
	Share Award	6,953,259	20.06.03	20.06.03 to 19.06.06	20.06.08
	Nominal/Nil Price Option	19,835,034	24.06.04	24.06.04 to 23.06.07	24.06.09 to 23.09.09
	Share Award	8,055,000	24.06.04	24.06.04 to 23.06.07	24.06.09
	Nominal Price Option	1,650,000	30.09.04	30.09.04 to 29.09.07	30.09.09 to 29.12.09
	Share Award	550,000	30.09.04	30.09.04 to 29.09.07	30.09.09
	Nominal Price Option	2,550,000	01.12.04	01.12.04 to 31.11.07	01.12.09 to 28.02.10
	Share Award	3,250,000	01.12.04	01.12.04 to 31.11.07	01.12.09
	Share Award	300,000	21.12.04	21.12.04 to 20.12.07	21.12.09
	Nominal/Nil Price Option	96,622,309	22.07.05	22.07.05 to 21.07.08	50 per cent. of Award 22.07.08 to 21.10.08 50 per cent. of Award 22.07.09 to 21.10.09
	Share Award	34,831,091	22.07.05	22.07.05 to 21.07.08	50 per cent. of Award on 22.07.08 50 per cent. of Award on 22.07.09
	Nominal Price Option	2,990,654	10.11.05	10.11.05 to 09.11.08	50 per cent. of Award 10.11.08 to 09.02.09 50 per cent. of Award 10.11.09 to 09.02.10
	Share Award	6,398,151	10.11.05	10.11.05 to 09.11.08	50 per cent. of Award on 10.11.08 50 per cent. of Award on 10.11.09
	Share Award	709,606	27.02.06	27.02.06 to 26.02.09	50 per cent. of Award on 27.02.09 50 per cent. of Award on 27.02.10
Total for all LTIP Awards		**201,318,154**			

	No. of shares under Award	Date of grant	Release date
Restricted Share Plan [6]	1,000,000	26.09.05	01.04.08
	196,708	26.09.05	18.04.07
	550,784	26.09.05	04.04.07
	2,000,000	10.11.05	03.10.08
	500,000	27.02.06	01.02.09
Total	**4,247,492**		
UCIH RSA	4,000,000	01.06.04	50 per cent. of Award on 28.05.06 [7] 50 per cent. of Award on 21.05.07
Total	**4,000,000**		
Total for all Invensys Share Schemes	**289,278,375**		

1 Subject to the satisfaction of performance requirements (where applicable).

- Phantom options have been granted on three occasions and are outstanding in relation to a further 696,405 Ordinary Shares on terms that the participant will, between the maturity date (three years from the date of grant) and the expiry date (10 years from the date of grant), be entitled to a cash payment equal to any growth in value of a number of Ordinary Shares above a base price (which is comparable to the exercise price of an option to acquire Ordinary Shares) on completion of an exercise form. The base price of the phantom options is 125.26 pence per share for 134,914 options granted on 14 January 2002; 96.69 pence per share for 557,083 options granted on 17 June 2002 and 61.23 pence per share for 4,408 options granted on 4 December 2002. The participants are not required to pay any consideration for the grant or on maturity of the awards.

3 Release of shares is subject to satisfaction of the relevant performance requirements.

4 Phantom awards have been granted in relation to a further 15,173,624 Ordinary Shares on terms that the participants will be entitled to a cash payment equal to the full market value of such shares at the date of maturity (at least 3 years but not more than 5 years from the date of grant). The outstanding cash awards were granted on 20 June 2003 over 1,245,360 shares, 24 June 2004 over 1,450,000 shares and 22 July 2005 over 12,478,264 shares. The participants are not required to pay any consideration for the grant or on maturity of the award.

5 Awards granted under the LTIP prior to 22 July 2005 are subject to a two-year holding period following the performance period before awards are released. For awards granted on 22 July 2005 and after 50% of any shares vesting on satisfaction of the performance condition are released at that time with the other 50% being deferred for one year.

6 Awards under the Restricted Share Plan are awards of shares.

7 The vesting of the restricted shares is contingent on continued employment until the second anniversary of their vesting except as necessary to meet tax liabilities. Under the terms on which the restricted share award was made, the first two million shares were expressed to vest on 21 November 2005, subject to an obligation to retain the shares (except any necessary sale to meet his tax liabilities) until 20 November 2007. Following a delay in effecting the vesting and a subsequent dealing prohibition which prevented the vesting of these shares, it has been agreed with Ulf Henriksson that the shares will vest as soon as practicable after publication of this Document. Ulf Henriksson intends to take up his rights under the proposed rights issue in respect of the after tax number of such shares. The 2 million shares that will be released on 21 May 2007 will be adjusted in the same manner as the other awards under the employee share schemes to take account of the depreciatory effect of the Rights Issue.

(m) Details of the options granted to Directors, Proposed Director, Senior Managers and Proposed Senior Manager, which are included above, are set out in paragraph 5 above.

8. PENSIONS

Information on the Company's pension schemes is included in note 25 of the Company's audited financial statements for the year ended 31 March 2006 starting on page 117 of this Document.

9. UNDERWRITING ARRANGEMENTS

Summary of Underwriting Agreement

(a) The Company, the Directors, the Underwriters and the Managers have entered into an underwriting agreement (the "Underwriting Agreement") dated 25 May 2006 under which the Underwriters and Managers have agreed, subject to the conditions referred to below, to use their reasonable endeavours to procure subscribers for the New Shares not taken up under the Rights Issue at the Issue Price failing which the Underwriters have agreed to subscribe themselves for any New Shares not validly taken up. The Company has appointed JPMorgan Cazenove Limited and Morgan Stanley & Co. International Limited to act as sponsors and nominated representatives in connection with its application for Admission.

The Company has agreed to pay the Managers a total commission of 2.75% on the aggregate value at the Issue Price of the New Shares, of which: (i) 1.25% will be retained by the Manager; (ii) 0.75% will be payable by the Managers to sub-underwriters as a commitment commission and (iii) 0.75% will be payable by the Managers to sub-underwriters for their participation in the Rights Issue. The 0.75% commitment commission will be payable whether or not the Managers' obligations under the Underwriting Agreement become unconditional or are terminated and the remaining 2% will only be payable if Admission takes place.

The Company will pay all other costs, charges and expenses of, or incidental to, the Rights Issue, including the listing fees payable to the Financial Services Authority, the fees of the London Stock Exchange, printing costs, Registrar's fees, the Company's legal expenses, the Managers' and Underwriters' reasonable legal and out-of-pocket expenses, and all related irrecoverable VAT, if applicable.

The Underwriting Agreement is conditional, among other things, on:

(i) subject to the prior satisfaction or waiver of the other conditions, Admission becoming effective at or before 8.00 a.m. on Thursday, 15 June 2006 (or such later date as the Underwriters and the Managers may agree, being not later than 8.00 a.m. on 30 June 2006);

(ii) the passing without amendment of the Resolution in the EGM Notice (and not, except where agreed between the Company and the Underwriters and the Managers, at any adjournment of such meeting);

(iii) the New Credit Agreement not having been terminated or rescinded and the conditions precedent to the New Credit Agreement having been satisfied, subject only to Admission and receipt by the Company of the proceeds of the Rights Issue; and

(iv) there having been no material adverse change or any development reasonably likely to involve a material adverse change, in the business, assets, operations, prospects or condition (financial or otherwise) of the Group taken as a whole.

The Underwriting Agreement confers on the Underwriters and the Managers, among other things, the right to terminate their obligations prior to Admission in the event of breach of warranty or undertaking which is material in the context of the Rights Issue and/or certain other events relating to the occurrence of adverse market conditions or material disruption in settlement, payment or clearance services or economic or political events.

The Underwriting Agreement also contains certain customary representations and warranties by the Company as to the accuracy of the information contained in this Document and in relation to other matters relating to the Group and its business; and an indemnity from the Company in favour of each of the Underwriters and Managers, which is usual for an agreement of this nature. The Company has also given certain undertakings to the Underwriters and Managers. These include agreeing, among other things, (a) without the prior written consent of the Underwriters and Managers not to enter into any agreements or arrangements or otherwise take any action which would require the publication of a supplementary prospectus (or, in the respect of an action taken after Admission, would have done so had the action been taken prior to Admission) for a period of 90 days and (b) without the prior written consent of the Underwriter or Manager, for a period of 90 days after Admission or the date on which the Underwriting Agreement terminates, whichever is the earlier, not to: (i) offer, pledge, sell or contract to sell, allot, issue or grant any rights, options or warrants to purchase, lend or otherwise transfer or dispose of, directly or indirectly any securities of the Company; or (ii) enter into any agreement, commitment or arrangement to allot, issue or grant any rights in respect of any securities of the company or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company. The restrictions described in (b) above shall not, however, apply to the issue of any Ordinary Shares by the Company upon the exercise of an existing option or warrant or the conversion of a security outstanding at the date of this Document; and (iii) the grant of options under, or allotment and issue of shares pursuant to options, the Invensys Share Scheme.

16. SUBSIDIARIES AND INVESTMENTS

The Company is the holding company of the Group and has the following principal subsidiaries, all of which (i) (unless otherwise stated below) are wholly-owned companies and (ii) are included in the consolidated profit and loss account and balance sheet of the Group:

Name	Country of Incorporation	Registered Office	Business
Invensys Canada Finance Inc	Canada	181 Bay Street, Suite 1800, Toronto, Ontario M5J 2T9	Corporate (holding company)
Invensys Group Limited	England & Wales	Portland House, Bressenden Place, London SW1E 5BF	Corporate (holding company)
Invensys Iberica SA	Spain	Avenida de Bruselas, 38 Portal B, planta 3a, Arroyo de la Vega, Alcobendas, Madrid 28108 Spain	Corporate (holding company)
Invensys Inc	USA	The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, USA	Corporate (holding company)
Invensys International Holdings Limited	England & Wales	Portland House, Bressenden Place, London SW1E 5BF	Corporate (holding company)
Invensys Luxembourg SARL	Luxembourg	69 boulevard de la Petrusse, L2014 Luxembourg	Corporate (holding company)
Barcol Air AG	Switzerland	Grundstrasse 10b, Stafa, CH-8712, Switzerland	Controls
Changzhou Ranco Reversing Valve Company Limited	China	Xinhua Village, Chunjiang Town, Changzhou, Jiangsu, 213127, China	Controls
Eberle Controls GnbH	Germany	Klingenhofstrasse 71, Nuermberg, D-90411, Germany	Controls
Elektronika Slovensko a.s.	Slovakia	Chovatel'ská 8, Trnava 917 01, Slovak Republic	Controls
Eliwell Controls Srl (formerly Eliwell & Controlli Srl)	Italy	Via Dell'Industria 15, Pieve D'Alpago, Belluno, 32010 Italy	Controls
IMServ Europe Limited	England & Wales	Portland House, Bressenden Place, London SW1E 5BF	Controls
Invensys (Qingdao) Controls Company Limited	China	190 Zhuzhou Road, Hi-Tech industrial Park, Qingdao, Shandong, 266101 China	Controls
Invensys Appliance Controls Ltda	Brazil	Avenida Alexandre Colares 1032, 2nd, 3rd and 4th floors, Vl. Jaguara, Sao Paulo 05106-000 Brazil	Controls
Invensys Appliance Controls SA	France	Avenue des Sorbiers, Thiez, Cluses, 74300, France	Controls

Name	Country of Incorporation	Registered Office	Business
Invensys Appliance Controls Sro	Czech Republic	Šternberk, Dlouhá 4, 785 01, Czech Republic	Controls
Invensys Building Systems Inc	USA	1209 Orange Street, Wilmington, Delaware 19801, USA	Controls
Invensys Building Systems Pte Limited	Singapore	1 Marina Boulevard, #28-00, One Marina Boulevard, 018989, Singapore	Controls
Invensys Climate Controls Canada Inc	Canada	3505 Laird Road, Unit 14, Mississauga, Ontario L5L 5Y7, Canada	Controls
Invensys Controls Australia Pty Limited	Australia	115-121 Ballandela Road, Pendle Hill, NSW 2145, Australia	Controls
Invensys Controls UK Limited	England & Wales	Portland House, Bressenden Place, London SW1E 5BF	Controls
Invensys Controls Italy Srl	Italy	Via F. del Vesco 2, Belluno, 32100 Italy	Controls
Invensys SAM	Monaco	5 rue du Gabian, Le Triton, 98000, Monaco	Controls
Invensys Weihai Controls Co Limited	China	45 Wenhua East Road, Weihai, Shandong, 264200, China	Controls
Maple Chase Company	USA	c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801 USA	Controls
Oreg Drayton Energietechnik GmbH	Germany	Zum Wolfsgraben 5, Hunfeld, D-36088, Germany	Controls
Ranco Japan Limited (71% owned)	Japan	Les Belles Mode Bldg, 3-3 Koujimachi, Chiyoda-ku, Tokyo, Japan	Controls
Ranco North America LP	USA	1300 East Ninth Street, Cleveland, Ohio 44114, USA	Controls
Robertshaw Controls Company	USA	1209 Orange Street, Wilmington, Delaware 19801, USA	Controls
Siebe Appliance Controls GmbH	Germany	Heerwasenstrasse 25, Gosheim, D-78599, Germany	Controls
Foxboro-Eckardt GmbH	Germany	Pragstrasse 82, Stuttgart, D-70376, Germany	Process Systems
Invensys India Private Limited	India	No 1 Doctor's Lane, Gole Market, New Delhi, 110 001, India	Controls
Invensys Middle East FZE	United Arab Emirates	PO Box 61495, Jebel Ali, Dubai, United Arab Emirates	APV

Name	Country of Incorporation	Registered Office	Business
Invensys Process Systems (Australia) Pty Limited	Australia	738 Blackburn Road, Clayton North, Victoria 3168 Australia	Process Systems
Invensys Process Systems (S) Pte Limited	Singapore	15 Changi Business Park, Central 1, 486057 Singapore	Process Systems
Invensys Systems Brasil Ltda	Brazil	Avenue Chibaras 75, Sao Paulo Sao Paulo State, 04076-000 Brazil	Process Systems
Invensys Systems Canada Inc	Canada	3280 Langstaff Road, Concord, Ontario, L4K 4Z8. Canada	Process Systems
Invensys Systems France SAS	France	10 Avenue du Centaure, Cergy Saint Christophe, 95800 France	Process Systems
Invensys Systems Inc	USA	33 Commercial Street, Foxboro, MA 02035, USA	Process Systems
Invensys Systems Italia SpA	Italy	Via G. Carducci 125, Sesto San Giovanni, Milan 20099, Italy	Process Systems
Invensys Systems Japan Inc	Japan	Gotanda Chuo Building 2 & 3 F, 2-3-5, Higashi Gotanda, Shinagawa-ku, Tokyo 141-0022 Japan	APV
Invensys Systems Mexico SA	Mexico	C/o Sanchez-Mejorada, Velasco y Valencia, S.C., Paseo de la Reforma No. 450, Distrito Federal, Mexico City, 11500 Mexico	APV
Invensys Systems (UK) Limited	England & Wales	Portland House, Bressenden Place, London SW1E 5BF	Process Systems
Shanghai Foxboro Co Limited (70% owned)	China	No 161 Caobao Road, Shanghai, 200233 China	Process Systems
Burco Utility and Railroad Supply Corp	USA	103 Thompson Road, Culloden, West Virginia, 25510, USA	Rail
Dimetronic SA	Spain	Avenida de Castilla, 2, Parque Empresarial (Edifico Grecia), 28830-San Fernando de Henares, Madrid, Spain	Rail
Safetran Canada Inc	Canada	461 Keewatin Road, Winnipeg, Manitoba, R2X 2S1, Canada	Rail
Safetran Systems Corporation	USA	1209 Orange Street, Wilmington, Delaware 19801, USA	Rail
Westinghouse Brakeand Signal Holdings Limited	England & Wales	Portland House, Bressenden Place, London SW1E 5BF	Rail

Name	Country of Incorporation	Registered Office	Business
Westinghouse Rail Systems Australia Limited	Australia	738 Blackburn Road, Clayton North, Victoria 3168 Australia	Rail
APV (China) Co., Limited	China	1 Shuanghe Road, Linhe Industrial Zone, Shunyi, Beijing 101300, China	APV
APV Asia Pte Limited	Singapore	48A Loyang Way, 508741, Singapore	APV
APV Australia Pty Limited	Australia	738 Blackburn Road, Clayton North, Victoria 3168 Australia	APV
APV Deutschland GmbH	Germany	Zechenstrasse 49, Unna, Hamm, 59425, Germany	APV
APV France SA	France	ZI No. 2, 6 Rue Jacquard, Evreux, 27000 France	APV
APV Iberica Ingenieria y Servicios SA	Spain	Calle Miguel Yuste 19, Madrid 28037, Spain	APV
APV Middle East Limited (75% owned)	Saudi Arabia	PO Box 4259, Riyadh, 11491, Saudi Arabia	APV
APV New Zealand Limited	New Zealand	42 Vestey Drive, Auckland, Mt Wellington, New Zealand	APV
AVP North America Inc	USA	The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, USA	APV
APV Rosista GmbH	Germany	Zechenstrasse 49, Unna, Hamm, 59425, Germany	APV
APV South America Industria e Comercio Ltda	Brasil	Rua João Daprat 231, Jardim Dalva, São Bernardo do Campo, São Paulo, 09600-010, Brasil	APV
APV Systems Limited	England & Wales	Portland House, Bressenden Place, London SW1E 5BF	APV
APV Thermotech GmbH	Germany	Otto-Brünner-Str. 7, Artern, Erfurt 6556, Germany	APV
APV UK Limited	England & Wales	Portland House, Bressenden Place, London SW1E 5BF	APV
Invensys APV A/S	Denmark	Pasteursvej 1, 8600 Silkeborg, Denmark	Process Systems
Invensys SA (Proprietary) Limited	South Africa	Growthpoint Office Park, Unit 12B(ii), Tonnetti Street, Midrand, Gauteng 1685, South Africa	APV
Eurotherm Automation SAS	France	6 Chemin des Joncs - Parc d'affaires, Dardilly, 69570, France	Eurotherm

Name	Country of Incorporation	Registered Office	Business
Eurotherm Deutschland GmbH	Germany	Ottostrasse 1, Limburg, 65549, Germany	Eurotherm
Eurotherm Espana SA	Spain	C/La Granja 74, Alcobendas, 28108 Spain	Eurotherm
Eurotherm Inc	USA	c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801 USA	Eurotherm
Eurotherm Limited	England & Wales	Portland House, Bressenden Place, London SW1E 5BF	Eurotherm
Eurotherm Limited	Hong Kong	Room 10, 18/F Kodak House, Tower Two, 321 Java Road, North Point, Hong Kong	Eurotherm
Eurotherm Srl	Italy	Via XXIV Maggio, Guanzate, Como 22070, Italy	Eurotherm

11. PROPERTY, PLANT AND EQUIPMENT

The Group has no tangible fixed assets which are material on an individual basis.

12. INTERESTS OF MAJOR SHAREHOLDERS

12.1 As at 23 May 2006 (being the last practicable date prior to the publication of this Document) and following completion of the Rights Issue, assuming full take up by such persons of the Rights Issue and that no options over Existing Shares are exercised between the date of this Document and completion of the Rights Issue, insofar as it is known to the Company, the name of each person, other than a Director, who, directly or indirectly, is interested in 3% or more of the Company's capital, and the amount of such person's interest, is or, following completion of the Rights Issue, is expected to be, as follows:

Name	Date of notification	% of issued share capital	No. of Ordinary Shares following the Rights Issue[1]	Percentage of issued share capital following the Rights Issue
Brandes Investment Partners, LP	10 April 2006	17.91	1,426,422,134	17.91
HBOS plc	15 December 2005	4.181	332,885,818	4.181
Legal & General Group plc	11 November 2005	3.05	242,894,609	3.05
Standard Life Investments	24 May 2006	9.976 (material and non-material interests)[1]	794,510,359	9.976
The Capital Group Companies, Inc.	17 March 2006	4.801	382,263,354	4.801

1 The material interests (for the purposes of Section 199 of the Act) in the issued share capital of the Company being 6.043% on 10 March 2006.

12.2 Save as disclosed in this paragraph 12, the Directors are not aware of any interest (within the meaning of Part VI of the Act) which will represent 3%, or more of the issued share capital of the Company following the Rights Issue.

12.3 So far as the Company is aware, no person or persons, directly or indirectly, jointly or severally, exercise or could exercise control over the Company.

12.4 There are no differences between the voting rights enjoyed by the Shareholders described in paragraph 12.1 above and those enjoyed by any other holder of Ordinary Shares in the Company.

13. Audit of financial information

The auditors of the Company are Ernst & Young LLP of 1 More London Place, London SE1 2AF. Ernst & Young LLP, which is registered to carry out audit work by the Institute of Chartered Accountants in England and Wales, has audited the consolidated financial information for Invensys for the years ended 31 March 2006, 31 March 2005 and 31 March 2004 in accordance with auditing standards and has made a report under section 235 of the Act in respect of these sets of statutory accounts and such reports were unqualified and did not contain a statement under sections 237(2) or (3) of the Act.

14. Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or another member of the Group within the two years immediately preceding the date of this Document and are or may be material to the Group:

14.1 Underwriting Agreement

The Underwriting Agreement is described in paragraph 9 of this Part 16.

14.2 New Senior Credit Facilities

(i) *Facilities*

It is proposed that Invensys International Holdings Limited ("AIHL") and certain other members of the Group will enter in to a £700 million credit facility agreement (the "New Credit Agreement") with the Lenders on or about the date of this Document. Pursuant to the New Credit Agreement, the Lenders will provide the New Senior Credit Facilities to the Group, which will consist of:

- a US Dollar term facility for US$190 million due 15 January 2011 (the "New Term A Facility");
- a Euro term facility for €75 million due 15 January 2011 (the "New Term B Facility");
- a multicurrency revolving credit facility for £150 million due 15 December 2010 (the "New RCF") (with a backup facility);
- a US Dollar bonding facility for US$170 million due 15 December 2010 (the "New A Bonding Facility");
- a Sterling bonding facility for £75 million due 15 December 2010 (the "New B Bonding Facility");
- a Euro bonding facility for EUR 51 million due 15 December 2010 (the "New C Bonding Facility"); and
- a multicurrency bonding facility for £200 million due 15 December 2010 (the "New D Bonding Facility").

(ii) *Purpose*

The New Senior Credit Facilities may be used (A) to refinance existing indebtedness of the Group, (B) to provide working capital for the Group, and (C) for the general corporate purposes of AIHL and its subsidiaries.

(iii) *Interest and fees*

Advances under the New Senior Credit Facilities shall bear interest at a rate equal to the relevant interbank rate, plus an amount in respect of the lender's regulatory costs of compliance with certain regulatory requirements plus a margin. The margin payable for utilisations under the New Senior Credit Facilities will be as follows:

- in respect of the New Term A Facility, the New A Bonding Facility, the New B Bonding Facility, and the New C Bonding Facility, 2.25% per annum;
- in respect of the New Term B Facility, 2.50% per annum; and
- in respect of the New RCF and the New D Bonding Facility, 2.00% per annum and after the first 12 months will be subject to adjustment in accordance with a margin ratchet, subject to a maximum of 2.00% per annum.

Certain fees and expenses, including upfront fees, commitment fees and agency fees, will also be payable. A commitment fee of 0.75% per annum will be payable quarterly in arrear on the daily undrawn balance of each facility. Fees in respect of the issue of guarantees or letters of credit will reflect the margin payable on advances, together with a fronting fee payable to the bank that appears on the face of the guarantee or letter of credit.

(iv) *Repayment*

The balance of each of the New Senior Credit Facilities will be repayable on the respective maturity date of each facility. Upon a change of control of the Company or a disposal of all or substantially all of the assets of the Company or the Group all outstandings under the New Senior Credit Facilities will become repayable. In addition, certain mandatory repayments are required in respect of the net proceeds from certain disposals.

(v) *Guarantees and Security*

Outstandings under the New Senior Credit Facilities will be guaranteed by the material companies in the Group, being those companies in the Group which generate at least 85% of the Group's revenue, gross assets or operating profit. In addition, certain strategic holding companies will also become guarantors. The New Senior Credit Facilities will be secured by share pledges over the shares issued in the borrowers and certain of the guarantors, together with first priority security interests over certain tangible and intangible assets of the borrowers and those guarantors that are material companies in the Group.

(vi) *Covenants*

The New Senior Credit Facilities require the Group to comply with certain financial tests including maximum leverage ratios (in respect of the total debt of the Group), a minimum interest coverage ratio and a cap on the annual levels of capital expenditure.

The New Senior Credit Facilities also contain certain other covenants which, among other things, will restrict the incurrence of additional indebtedness, investments, dividends, disposals, acquisitions, mergers and consolidations, transactions with affiliates and other matters customarily restricted in facilities of this nature.

(vii) *Events of Default*

The New Senior Credit Facilities contain customary events of default including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and failure of any guarantee or security document supporting the New Senior Credit Facilities to be in full force and effect.

14.3 **An indenture (the "Indenture") dated 5 March 2004 between Invensys and Deutsche Trustee Company Limited (the "Trustee") pursuant to which the High Yield Bonds were issued**

The Indenture includes certain covenants for the benefit of the holders of the High Yield Bonds which limit the ability of the Company and certain of its subsidiaries to, among other things, (i) make certain payments, including dividends or other distributions, with respect to the Company's equity interests, or prepayments of subordinated debt; (ii) incur indebtedness or issue preferred stock; (iii) make certain investments or sell assets; (iv) create certain liens; (v) provide guarantees for certain debt; (vi) enter into restrictions on the payment of dividends and other amounts; (vii) engage in certain transactions with affiliates; (viii) engage in sale and leaseback transactions; (ix) issue or sell equity interests of certain of its subsidiaries; and (x) consolidate, merge or transfer all or substantially all of the Company's assets.

The Indenture provides that each of the following will be an event of default ("Event of Default"): (A) a default for 30 days in the payment when due of interest on the High Yield Bonds; (B) a default in payment when due of the principal of, or premium, if any, on the High Yield Bonds; (C) the failure by the Company or any of its subsidiaries to comply with the provisions of the Indenture or the High Yield Bonds; (D) a default under certain other indebtedness of the Company or its subsidiaries caused by a payment default thereunder or the acceleration of such indebtedness prior to its express maturity; (E) the failure by the Company or its subsidiaries to pay certain final judgments; and (F) certain events of bankruptcy or insolvency with respect to the Company or its subsidiaries.

The Indenture provides that, upon the occurrence of any Event of Default (other than an Event of Default relating to certain events of bankruptcy or insolvency), the Trustee or the holders of at least 25% in principal amount of the then outstanding High Yield Bonds of either series may declare all the High Yield Bonds to be due and payable immediately. Upon any such declaration, the High Yield Bonds shall become due and payable immediately. The Indenture further provides that, upon the occurrence of any Event of Default relating to certain events of bankruptcy or insolvency, all outstanding High Yield Bonds shall be due and payable immediately without further action or notice.

The Indenture also includes (1) customary provisions relating to issuance, delivery, transfer and exchange of the High Yield Bonds, (2) provisions relating to redemption of the High Yield Bonds, (3) customary provisions relating to rights, duties and liabilities of the Trustee, (4) customary provisions relating to defeasance and discharge of the Indenture and the High Yield Bonds and (5) customary provisions relating to amendments to and waivers with respect to the terms of the Indenture and the High Yield Bonds.

14.4 Current Senior Credit Facilities dated 5 March 2004

Invensys International Holdings Limited ("AIHL"), as principal borrower, together with certain other members of the Group, entered into the Current Senior Credit Facilities on 5 March 2004 with Deutsche Bank AG London.

The Current Senior Credit Facilities were provided to the Group pursuant to the following agreements:

(a) a senior credit agreement dated 5 March 2004 (as amended from time to time) (the "Senior Credit Agreement");

(b) a second lien credit agreement dated 5 March 2004 (the "Second Lien Credit Agreement"); and

(c) an intercreditor agreement dated 5 March 2004, which governs the relationship between (i) the lenders under the Senior Credit Agreement, (ii) the lenders under the Second Lien Credit Agreement, (iii) the providers of hedging to the Invensys Group as required by the Current Senior Credit Facilities; and (iv) those members of the Group that are creditors under intercompany loans.

It is intended that these facilities will be repaid following completion of the 2006 Refinancing.

Current Senior Credit Facilities

(i) *Facilities*

Deutsche Bank AG London (as Facility Agent for each of the lenders under the Senior Credit Agreement and the lenders under the Second Lien Credit Agreement) provides the Current Senior Credit Facilities to AIHL as principal borrower.

The Current Senior Credit Facilities consists of:

- a 5 year term loan for US$410 million (the "Term A1 Facility");
- a 5 year term loan for US$129.150 million (the "Term A2 Facility", and together with the Term A1 Facility, the "Term A Facilities");
- a 5 year and 6 month term loan for US$520 million (the "Term B1 Facility");
- a 5 year and 6 month term loan for €134.2 million (the "Term B2 Facility", and together with the Term B1 Facility, the "Term B Facilities");
- a 5 year revolving credit facility for US$160 million (the "A RCF");
- a 5 year revolving credit facility for £45 million (the "B RCF");
- a 5 year revolving credit facility for €40 million (the "C RCF");
- a 5 year revolving credit facility for US$75 million (the "D RCF", and together with the A RCF, the B RCF, and the C RCF, the "Revolving Credit Facilities");
- a 5 year bonding facility for US$290 million (the "A Bonding Facility");
- a 5 year bonding facility for £80 million (the "B Bonding Facility");
- a 5 year bonding facility for €90 million (the "C Bonding Facility");

- a 5 year bonding facility for US$184.5 million (the "D Bonding Facility", and together with the A Bonding Facility, the B Bonding Facility, and the C Bonding Facility, the "Bonding Facilities");

- a 5 year and 9 month second lien facility for €150 million (the "Euro Second Lien Facility"); and
- a 5 year and 9 month second lien facility for US$300 million (the "Dollar Second Lien Facility", and together with the Euro Second Lien Facility, the "Second Lien Facilities").

(ii) *Purpose*

The Current Senior Credit Facilities may be used (A) to refinance existing indebtedness of the Group, (B) to fund an escrow account to meet certain identifiable legacy liabilities of the Group, (C) the balance may be utilised to provide working capital for the Group and the RCF may, in addition, be used for the general corporate purposes of AIHL and its subsidiaries.

(iii) *Interest and fees*

Advances under the Current Senior Credit Facilities shall bear interest at a rate equal to the relevant interbank rate, plus an amount in respect of the lender's regulatory costs of compliance with certain regulatory requirements plus a margin. The margin payable for utilisations under the Term A Facilities, the Revolving Credit Facilities and the Bonding Facilities is 3.00% per annum and is subject to adjustment in accordance with a margin ratchet, subject to a maximum of 3.00% per annum. The margin payable for drawings under the Term B Facilities is 3.50% per annum, and under the Second Lien Facilities is 4.75% per annum.

Certain fees and expenses, including upfront fees, commitment fees and agency fees, are also payable. The commitment fee on undrawn commitments under the Revolving Credit Facilities and the Bonding Facilities is 1.00% per annum and is payable quarterly in arrear on the daily undrawn balance of each facility. Fees in respect of the issue of guarantees or letters of credit reflect the margin payable on advances, together with a fronting fee payable to the bank that appears on the face of the guarantee or letter of credit.

(iv) *Repayment*

The Term A Facilities are subject to certain semi-annual repayment instalments beginning in September 2006. The Term B Facilities are subject to certain nominal semi-annual repayment instalments. The balance of each of the Current Senior Credit Facilities is repayable on the respective maturity date of each facility. Upon a change of control of the Company or a disposal of all or substantially all of the assets of the Company or the Group all outstandings under the Current Senior Credit Facilities will become repayable. In addition, certain mandatory repayments are required in respect of the net proceeds from certain disposals, excess cash flow, further capital markets issues and further equity issues.

(v) *Guarantees and Security*

Outstandings under the Current Senior Credit Facilities are guaranteed by the material companies in the Group, being those companies in the Group which generate at least 2% of the Group's revenue, gross assets or operating profit. In addition, certain strategic holding companies are also guarantors. The Current Senior Credit Facilities are secured by share pledges over the shares issued in the borrowers and guarantors, together with first priority security interests over certain tangible and intangible assets of the borrowers and guarantors.

(vi) *Covenants*

The Current Senior Credit Facilities require the Group to comply with certain financial tests including maximum leverage ratios (in respect of both debt outstanding under the Current Senior Credit Facilities and the total debt of the Group), a minimum interest coverage ratio, a minimum cash flow to debt service coverage ratio and a cap on the annual levels of capital expenditure.

The Current Senior Credit Facilities also contain certain other covenants which, among other things, restrict the incurrence of additional indebtedness, investments, dividends, disposals, acquisitions, mergers and consolidations, transactions with affiliates and other matters customarily restricted in facilities of this nature.

(vii) *Events of Default*

The Current Senior Credit Facilities contain customary events of default including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in

excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and failure of any guarantee or security document or any subordination provision supporting the Current Senior Credit Facilities to be in full force and effect.

14.5 Rule 144A US$250 million note issue of 7.125% notes due 2007

Issued by Siebe plc (the precursor to Invensys plc) on 27 January 1997 with the Bankers Trust Company as paying agent. Interest is payable semi-annually on 15 January and 15 July and the notes are due on 15 January 2007. The notes are unsecured and unsubordinated senior obligations of the issuer and rank at least equally with all other unsecured and unsubordinated obligations of the issuer. The issuer has given the usual and customary covenants with respect to these notes. The notes are not redeemable prior to their maturity except that the Notes may be redeemed, in whole and not in part, at a redemption of 100% of their principal amount plus accrued interest thereon to the redemption date, if the issuer has been or would be required to pay certain additional amounts with respect to the notes.

14.6 Rule 144A US$200 million note programme of 6.5% notes due 2010

Issued by Siebe plc (the precursor to Invensys plc) on 28 January 1998 with the Bankers Trust Company as paying agent. Interest is payable semi-annually on 15 January and 15 July and the notes are due on 15 January 2010. The notes are unsecured and unsubordinated senior obligations of the issuer and rank at least equally with all other unsecured and unsubordinated obligations of the issuer. The issuer has given the usual and customary covenants with respect to these notes. The notes are not redeemable prior to their maturity except that the Notes may be redeemed, in whole and not in part, at a redemption price of 100% of their principal amount plus accrued interest thereon to the redemption date, if the issuer has been or would be required to pay certain additional amounts with respect to the notes.

14.7 Agreement with Invensys Pension Trustee Limited in relation to a recovery plan for the Invensys Pension Scheme

(i) *Purpose*

On 28 March 2006, Invensys Plc and Invensys Pension Trustee Limited ("the Trustee") entered into a recovery plan ("the Recovery Plan") for the purposes of section 226 of the Pensions Act 2004, in relation to the Invensys Pension Scheme ("the Scheme"). The purpose of the Recovery Plan is to eliminate the Scheme's actuarial funding deficit, which was calculated as at the Scheme valuation date of 30 September 2005 as being £325 million. The funding shortfall is expected to be eliminated within 8.5 years (i.e. by 30 September 2014).

(ii) *Deficit Reduction Contributions*

To eliminate the funding shortfall, the Trustee and the Company have agreed that the Company will pay additional contributions to the Scheme as "deficit reduction contributions", as follows:

Due by	Amount
31 March 2006	£105.0m
30 September 2006	£10.0m
31 March 2007	£10.0m
30 September 2007	£10.0m
31 March 2008	£10.0m
30 September 2008	£18.0m
31 March 2009	£18.0m
30 September 2009	£18.5m
31 March 2010	£18.5m
30 September 2010	£19.0m
31 March 2011	£19.0m
30 September 2011	£19.5m
31 March 2012	£19.5m
30 September 2012	£20.0m
31 March 2013	£20.0m
30 September 2013	£20.5m
31 March 2014	£20.5m
30 September 2014	£21.5m

(iii) *Additional contributions on the disposal of an Invensys business*

In addition its liability to make Deficit Reduction Contributions, on the disposal of any trade or companies carrying on a trade that forms or form part or all of one of the groups of businesses managed as Invensys Process Systems, Wonderware, Invensys Rail Systems, Invensys Controls, Eurotherm or APV (each an "Invensys Business"), the Company will contribute 8% of the disposal proceeds net of tax and disposal costs (an "Additional Disposal Contribution") to the Scheme. Where an Invensys Business is sold that includes the sale of a participating employer in the Scheme, the Additional Disposal Contribution will be the debt on the participating employer as agreed in a withdrawal arrangement agreed by the Pensions Regulator, if this is higher than 8% of the disposal proceeds net of tax and disposal costs.

No Additional Disposal Contribution will be made to the Scheme where an Invensys Business is sold that does not include a participating employer in the Scheme and the proceeds of sale are less than £1 million.

An Additional Disposal Contribution will only become payable by the Company to the extent that the sum of all Deficit Reduction Contributions, Additional Disposal Contributions previously paid and the Additional Disposal Contribution in question does not exceed £325 million.

14.8 **Disposal of the Powerware Business**

A sale and purchase agreement dated 27 April 2004 between (i) Invensys, Invensys Inc., Invensys International Holdings Ltd, Invensys Luxembourg Sarl, Invensys Systems Italia SpA, Feltrax International Ltd, BTR Industries GmbH, Unitech Power Supplies, Hawksley Holdings Ltd, Hawker Siddeley Management Ltd (the "Powerware Vendors") and (ii) the Eaton Corporation, relating to the disposal of the Powerware Business.

Consideration: The Eaton Corporation acquired the Powerware Business for a total consideration of US$560 million.

Representations and Warranties: The Powerware Vendors gave certain representations and warranties to the Eaton Corporation in relation to the Powerware Business and indemnities on a joint and several basis, for breach thereof and for breach of any covenants (which survive indefinitely), obligations or related agreements. The representations and warranties were usual for a transaction of this type. Claims under the representations and warranties must generally be brought within 18 months of the closing date to be capable of recovery. Generally, individual claims must exceed a *de minimis* amount of US$125,000 and the aggregate amount of all claims must exceed US$6 million to be capable of recovery. The liability of the Powerware Vendors is subject to a cap of US$112 million.

Environmental Indemnities: The Powerware Vendors have agreed to indemnify the Eaton Corporation on a joint and several basis for losses resulting from:

(a) breach of any representation or warranty relating to any violation of environmental laws or release of hazardous materials at properties of the Powerware Business prior to the closing date. Claims must be made within seven years of the closing date to the extent that they relate to company properties, and within 12 years of the closing date to the extent that they relate to non-company properties, to be capable of recovery. The liability of the Powerware Vendors under this indemnity is limited to US$30 million if relating to properties of the Powerware Business and US$50 million if relating to other properties, excluding asbestos claims (see (b) below). Claims must exceed a *de minimis* level of US$25,000 in respect of each claim relating to properties of the Powerware Business. There is no *de minimis* level for claims relating to non-Powerware Business properties. For claims relating to properties of the Powerware Business, the Powerware Vendors will have no liability for the first US$1 million of aggregate losses, 50% liability for aggregate losses which exceed US$1 million but do not exceed US$2 million and 100% liability for aggregate losses exceeding US$2 million. The Powerware Vendors will not have any liability for environmental claims in respect of non-Powerware Business properties in excess of US$50 million; and

(b) asbestos claims (this indemnity is not subject to a threshold and survives indefinitely).

Tax Indemnities: The Powerware Vendors have agreed to indemnify the Eaton Corporation for up to US$20 million for US Federal income tax attributable to the amount of the consolidated net operating loss deduction (within the meaning of (US) Treasury Regulation Section 1.1502-21) of the Powerware Vendors' group and other taxes up to the completion of the sale.

General Limitations: The liability of the Powerware Vendors for claims made pursuant to the indemnities in respect of the representations and warranties under (a) and (b) above, but excluding claims made with respect to breaches of representations and warranties relating to i) due authorisation of the agreement; ii) capitalisation and due issue of shares; iii) ownership and transfer of shares; iv) environmental claims relating to asbestos; and v) financial advisers, will not exceed US$112 million. The total liability of the Powerware Vendors for losses arising from breach of representations and warranties other than those relating to i), ii), iii) and v) (not iv)) is limited to US$540 million.

Non-compete: Invensys and Invensys International Holdings Ltd have agreed for a period of three years from the closing date not to engage, and to cause their affiliates not to engage, in activities that compete with the Powerware Business as it was conducted as at the completion date anywhere in the world (subject to certain circumstances and specified exemptions). Invensys and Invensys International Holdings Ltd have also agreed, for a period of two years following the closing date, not to solicit, and to cause their affiliates not to solicit, the employment of any of the employees of the Powerware Business (other than in certain circumstances). The consideration to be received by Invensys and Invensys International Holdings Ltd from the Eaton Corporation pursuant to the non-competition agreement was US$20 million and was paid as part of the purchase price.

14.9 Disposal of Hansen Transmissions

A sale and purchase agreement dated 19 May 2004 between (i) Invensys Holdings Ltd, BTR Finance B.V., Hansen Transmissions International Ltd, Invensys Inc. (the "Hansen Vendors"), (ii) Invensys, and (iii) Eve Holdings N.V. (the "Hansen Purchaser"), relating to the disposal of the Hansen Business.

Consideration: The Hansen Purchaser acquired the Hansen Business for a gross cash consideration of €132 million.

Representations and warranties: The Hansen Vendors gave certain representations and warranties to the Hansen Purchaser on a several, but not joint basis (except to the extent that the Hansen Vendors do not agree between themselves as to which is liable for the breach, in which case they are joint and severally liable) in respect of the companies, the shares of which are owned by them. Invensys gave certain representations and warranties to the Hansen Purchaser solely to the extent that these relate to Invensys. The representations and warranties were usual for a transaction of this type. Claims under the representations and warranties must generally be brought within 18 months of the completion date (in respect of certain warranties relating to the Hansen Vendors and the Hansen Business the time limit is 15 years and in respect of environmental matters four years) to be capable of recovery.

Claims must exceed a *de minimis* amount of €25,000 in respect of each claim and the aggregate amount of all claims must exceed €500,000 for amounts in excess of that sum to be capable of recovery. The total aggregate liability of the Hansen Vendors in respect of all claims is limited to €25 million (except in the case of certain warranties relating to the Hansen Vendors and the Hansen Business where the total aggregate liability is limited to €130 million and in the case of environmental matters (see below)).

Environmental Indemnities: The Hansen Vendors have agreed to indemnify the Hansen Purchasers on a several, but not joint basis for costs resulting from certain environmental conditions concerning hazardous materials, soil and ground water contamination and against the costs, expenses, damages, fines and penalties of certain environmental proceedings. The liability of the Hansen Vendors is limited to 80 per cent of the amount that would be payable by them in relation to any environmental liabilities that exceed €1,500,000. Liability for environmental matters in the warranties or in the environmental indemnity must exceed a *de minimis* amount of €20,000 (recoverable in full) and shall not exceed €15 million (except in relation to former properties for the purposes of the indemnity) to be capable of recovery.

The Hansen Vendors also gave an indemnity against claims relating to pre-completion exposure to asbestos, to which the same *de minimis* and cap amounts apply.

Recovery under all relevant claims under the representations and warranties given by the Hansen Vendors and claims made under the indemnities is generally limited to €130 million.

All indemnities given by the Hansen Vendors survive for seven years from the closing date.

Non-compete: The Hansen Vendors have agreed not to compete with the business of the design, manufacture, sale and distribution of industrial and wind turbine gearboxes as such business was conducted on

the completion date for two years from the completion date. The Hansen Vendors have agreed not to solicit present or past customers of the Hansen Business for a period of two years.

14.10 Disposal of the Advanced Building System (ABS) business EMEA region

A stock and asset purchase agreement dated 7 June 2005 between (i) Invensys, Invensys International Holdings Ltd, Siebe France SAS, Invensys Deutschland GmbH, Invensys Middle East FZE and Invensys Controls UK Ltd (the "ABS Sellers"); and (ii) Schneider Electric S.A., as purchaser, relating to the disposal of the Advanced Building Business EMEA Region ("ABS EMEA").

Consideration: Schneider Electric S.A. acquired ABS EMEA for a total consideration of US$150 million.

Representations and Warranties: The ABS Sellers gave certain representations and warranties to Schneider Electric S.A. on a joint and several basis. The representations and warranties were usual for a transaction of this type, and indemnification was provided for breach of such representations and warranties as well as, inter alia, breaches of covenant, pension liabilities and litigation.

Claims under the indemnity provided for breach of the representations and warranties must exceed a *de minimis* amount of US$75,000 and only aggregate claims in excess of US$2 million are capable of recovery. The aggregate liability of the ABS Sellers under this indemnity is limited to US$15 million.

Claims under the representations and warranties must generally be brought within 22 months of the closing date (certain warranties relating to ownership and transfer of shares and title to assets last indefinitely, and tax warranties last until the expiration of the time during which a governmental body may assess a tax).

Environmental indemnities: The ABS Sellers have agreed to indemnify Schneider Electric S.A. for losses arising out of or resulting from:

(a) breach of the representations and warranties relating to certain environmental matters. Claims under this indemnity must be brought on or before the fifth anniversary of closing. Claims for breaches of the environmental representations and warranties must exceed a *de minimis* amount of US$75,000 and only aggregate claims in excess of US$500,000 are capable of recovery. The aggregate liability of the ABS Sellers under this indemnity is limited to US$10 million. Further restrictions apply in certain cases; and

(b) any "predecessor environmental liabilities', meaning any environmental claim relating to (i) conditions existing prior to closing at any real property owned, operated or leased by the companies or the subsidiaries that is not listed in the agreement as company property; or (ii) any third party property used by the ABS EMEA, prior to closing, for the transport, disposal or treatment of hazardous materials. Claims must be brought on or before the twelfth anniversary of closing to be capable of recovery. The *de minimis* thresholds noted above do not apply to this indemnity. The aggregate liability of the ABS Sellers under this indemnity is limited to US$25 million (and losses under (a) above can be included for the purposes of this limit).

Non-compete: Invensys and Invensys International Holdings plc have agreed not to compete with the BMS business within a defined territory for three years following the completion date subject to certain exceptions. Invensys and Invensys International Holdings plc have agreed not to solicit employees of the business whose gross salary exceeds €30,000 (or the equivalent thereof) for four years or, in the case of employees of the Tour Andover Controls Division, 12 months after the completion date.

14.11 Disposal of the Lambda business

The disposal of the Lambda business involved two stock purchase agreements, details of which are set out below. The first agreement concerned the Lambda power group of Invensys Inc. and the second concerned Invensys' interest in Densei-Lambda K.K.

- Stock purchase agreement (the "First Stock Purchase Agreement") dated 19 July 2005 between (i) Invensys, Invensys Inc, Invensys International Holdings Ltd, Invensys Systems Italia SpA, Unitech Power Supplies Ltd, Siebe Climate Controls International Ltd, Siebe France SAS, Invensys Deutschland GmbH (the "First Lambda Vendors") and (ii) TDK Corporation (the "Lambda Purchaser"). This agreement transferred the Lambda power group of Invensys Inc. (the "Lambda Power Business").

Consideration: The Lambda Purchaser acquired the Lambda Business for a total consideration, under both the First Stock Purchase Agreement and the Second Stock Purchase Agreement of US$235 million.

Representations and Warranties: The First Lambda Vendors gave representations and warranties, on a joint and several basis, which were usual for a transaction of this type.

The First Lambda Vendors and Second Lambda Vendors (as defined below) jointly and severally indemnified, inter alios, TDK Corporation for (i) breaches of representations and warranties and (ii) breach of covenants (including a 3-year non-solicitation and dealing standstill obligation and the 3-year non-compete obligation referred to below).

In respect of (i) above (except with reference to certain specified representations and warranties) individual claims must exceed a *de minimis* amount of US$75,000 and only aggregate claims in excess of US$2 million are capable of recovery. Aggregate losses in excess of US$47 million cannot be recovered under each of the agreements separately, nor under both the agreements together.

In respect of (i) and (ii) above the absolute limit for recovery under the indemnities given in both the agreements together is US$235 million. Other than by reference to this absolute limit, the indemnity under (ii) above is unlimited.

Claims must generally be made within 18 months of the closing date (although certain representations and warranties under each agreement last indefinitely, such as those relating to authorisation, capitalisation and ownership and transfer of shares). Claims in respect of environmental representations and warranties made by the First Lambda Vendors must be made within 5 years of the closing date, but environmental representations and warranties made by the Second Lambda Vendors last indefinitely.

Environmental Indemnities: The First Lambda Vendors agreed to indemnify the Lambda Purchaser on a joint and several basis for all losses incurred by it or the Lambda Power Business which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing on or prior to the closing date. The indemnities are subject to the same *de minimis* levels and limits as the representations and warranties.

The First Lambda Vendors gave an environmental indemnity for the costs associated with complying with ISRA (approval by the State of New Jersey under the New Jersey Industrial Site Recovery Act). Costs of up to US$500,000 are recoverable from the First Lambda Vendors, but they are only liable for 50% of the costs exceeding this amount and being less than US$1 million. Once the costs reach US$1million the First Lambda Vendors are liable for the full costs in excess of this threshold. Should the First Lambda Sellers expect, within 30 months of the closing date, the total losses for environmental matters with respect to a property owned by the Lambda Power Business in Neptune, New Jersey to exceed US$5 million they have the right to purchase the property for US$1.5 million.

Non-compete: The First Lambda Vendors have agreed not to compete with certain businesses as they were conducted at the time of closing, for 3 years from the closing date. Businesses with which the First Lambda Vendors may not compete include designing, manufacturing, and selling AC to DC or DC to DC power supplies for use in or in connection with electrical equipment, and designing, developing, manufacturing, marketing, selling and servicing uninterruptible power systems. They also agreed to a non-solicitation of employees covenant lasting for 3 years from the closing date.

- Stock purchase agreement dated 19 July 2005 (the "Second Stock Purchase Agreement") between (i) Invensys, Invensys Inc., Unitech Ltd (the "Second Lambda Vendors") and (ii) the Lambda Purchaser. This agreement concerned the Second Lambda Vendors' interest in Densei-Lambda K.K.

  Consideration: As above, the total consideration under both the First Stock Purchase Agreement and the Second Stock Purchase Agreement was US$235 million.

  Representations and Warranties: As above, the Second Lambda Vendors gave representations and warranties which are usual for this type of transaction. Indemnification was provided for failure of the representations and warranties to be true and correct at the closing date. Generally the representations and warranties relating to Densei-Lamba and its subsidiaries were expressed not to survive the closing. However, certain representations and warranties survived until the close of business of the date 18 months after the closing date. The same *de minimis* amount and limits on recovery of losses apply as in the First Stock Purchase Agreement.

[1] Converted at the closing exchange rate on 23 May 2006 of $1.88: £1

Environmental Indemnities: There were no express environmental indemnities, but indemnities were given for the representations and warranties, and these included environmental indemnities, which were expressed not to survive the closing.

Non-compete: The Second Lambda Vendors agreed not to solicit employees for 3 years after the closing date.

14.12 Disposal of IBS

A stock and asset purchase agreement dated 24 May 2006 between, *inter alia*, (i) Invensys International Holdings Ltd., (ii) Siebe Inc. (together, the "IBS US Sellers"); and (iv) Schneider Electric S.A., as purchaser, relating to the disposal of the Advanced Building Systems business in the US and Asia. Invensys is also a party to the agreement for certain limited purposes.

Consideration: Schneider Electric S.A. has agreed to acquire the issued and outstanding shares of capital stock of certain companies, which form the Advanced Building Systems business in the US and Asia, for a total consideration of $296 million (£157 million). The initial purchase price will be adjusted after closing using the difference between the targeted external cash/debt balance, the amount obtained by subtracting baseline working capital from final working capital, the amount of final intercompany receivables, and the amount of the final intercompany payables. Closing is expected to take place on 28 July 2006, subject to certain customary regulatory approvals.

Covenants: The IBS US Sellers have given certain customary covenants in the agreement, concerning the usual matters such as *inter alia* employees, access to management and other matters concerning the conduct of business pending the closing.

Representations and Warranties: The IBS US Sellers have given certain representations and warranties to Schneider Electric S.A on a joint and several basis. The representations and warranties are usual for a transaction of this type, and indemnification has been provided for breach of such representations and warranties, except in the case of tax matters, which are dealt with in a separate indemnity. Indemnification was also provided for, *inter alia,* breaches of covenants and litigation.

Claims under the indemnity provided for breach of the representations and warranties must exceed a *de minimis* amount of US$75,000 and only aggregate claims in excess of US$3 million are capable of recovery.

Claims under the representations and warranties must generally be brought within 22 months of the closing date (certain warranties relating to ownership and transfer of shares last indefinitely, tax warranties last until the expiration of the time during which a governmental body may assess a tax, environmental matters have longer expiration dates and the warranty which relates to the sufficiency of intellectual property licences for the purposes of the business expires 3 years after the closing date.)

The sole remedy for breach of the intellectual property representations and warranties is that the IBS US Sellers ensure that the relevant licences are granted.

Environmental Indemnities: The IBS US Sellers have agreed to indemnify Schneider Electric S.A. for losses arising out of or resulting from certain environmental liabilities relating to property previously owned by IBS. Claims under this indemnity must be brought on or before the twelfth anniversary of closing. The aggregate liability of the IBS US Sellers under this indemnity is limited to $25 million. This indemnity will survive for 12 years after the closing date.

Non-compete: Invensys has agreed not to compete with the business within a defined territory for three years following the completion date subject to certain exceptions. Invensys has agreed not to solicit employees of the business whose gross salary exceeds US$50,000 for four years after the closing date.

15. TAXATION

15.1 UK taxation

The following comments are intended as a general guide only to the UK tax position under current UK legislation and published HM Revenue & Customs practice as at the date of this Document, both of which are subject to change at any time, possibly with retrospective effect. These comments deal only with the position of Qualifying Shareholders who are resident or ordinarily resident for UK tax purposes in (and only in) the UK (except where the position of a non-UK resident Qualifying Shareholder is expressly referred to) and who hold their shares as an investment and who are the absolute beneficial owners of them and have not acquired their shares by virtue of any employment. They do not constitute tax advice

and are only a general guide. They do not deal with the position of certain classes of shareholders, such as dealers in securities, broker-dealers, insurance companies and collective investment schemes. Qualifying shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the UK should obtain their own tax advice.

(a) Taxation of chargeable gains

(i) *Taxation of chargeable gains*

For the purpose of UK taxation of chargeable gains, the issue of the New Shares should be regarded as a reorganisation of the share capital of the Company.

Accordingly, a Qualifying Shareholder should not be treated as making a disposal of his holding of Existing Shares by reason of taking up all or part of his rights to New Shares and no immediate liability to UK taxation of chargeable gains in respect of the New Shares should arise if he takes up his entitlement to New Shares in full. Instead the Qualifying Shareholder's New Shares will generally be treated as the same asset as, and as having been acquired at the same time as, his holding of Existing Shares (the "New Holding") with the subscription money for the New Shares added to the base cost of the Qualifying Shareholder's existing holding.

If a Qualifying Shareholder sells or otherwise disposes of all or part of the New Shares allotted to him, or of his rights to subscribe for New Shares or if he allows or is deemed to allow all or any part of his rights to lapse in return for a cash payment, he may, depending on his circumstances, incur a liability to UK taxation on chargeable gains. However, if the proceeds resulting from the disposal or lapse of rights do not exceed whichever is the greater of £3,000 or 5% of the market value (as at the date of disposal or lapse) of the Existing Shares in respect of which the rights arose, the Qualifying Shareholder should not generally be treated as making a disposal for the purposes of UK taxation of chargeable gains; instead the proceeds will be deducted from the base cost of his existing holding for the purposes of computing any chargeable gain or allowable loss on a subsequent disposal.

(ii) *Indexation Allowance/Taper Relief*

Corporate Qualifying Shareholders

In the case of a Qualifying Shareholder within the charge to UK corporation tax, indexation allowance will apply to the amount paid for the New Shares only from, generally, the date the money for the New Shares is paid or is liable to be paid, not from the time the original holding was acquired.

Non-corporate Qualifying Shareholders

In the case of other UK resident or ordinarily resident Qualifying Shareholders who either:

(i) acquired their Existing Shares in the Company prior to 1 April 1998; or

(ii) had acquired shares in BTR plc prior to 1 April 1998 and acquired their Existing Shares in the Company as a result of the merger on 3 February 1999 (when their shares in BTR plc were cancelled and replaced with their Existing Shares in the Company),

indexation allowance will be available in relation to their base cost in their Existing Shares until the end of April 1998. Accordingly, for such a Qualifying Shareholder, indexation allowance on his original holding of shares will be given for months up to and including April 1998, but not after that, and indexation allowance will not be given in respect of amounts paid for the New Shares.

No indexation allowance will be given on any Existing Shares for months after April 1998 and indexation allowance will not be given in respect of amounts paid for the New Shares. Instead, indexation allowance has been replaced by a taper relief which will reduce the amount of any chargeable gain realised on a subsequent disposal of an individual's shareholding according to how long the shares have been held since 6 April 1998 or since the shares were acquired, whichever is the later.

An individual Qualifying Shareholder that has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of all or part of the New Holding during that period may be liable on their return to UK tax on chargeable gains arising during the period of absence, subject to any available exemption or relief.

(b) Dividends

No amounts in respect of tax will be withheld at source from dividend payments made by the Company.

Liability to income tax will depend upon the individual circumstances of a Qualifying Shareholder.

A UK resident holder of a New Share who is an individual and who receives a dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "Gross Dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the Gross Dividend, unless and except to the extent that the Gross Dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the Gross Dividend calculated as 32.5% of the Gross Dividend, less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 (one-ninth of £80) and to the extent that the Gross Dividend falls above the threshold for the higher rate of income tax, a taxpayer would be taxable on £88.89 (£80 plus £8.89) at 32.5% i.e. £28.89 less a credit of £8.89, leaving a tax charge of £20.

No individual UK resident Qualifying Shareholder is able to claim any repayment of the tax credit or any part of it from HM Revenue & Customs.

A holder of New Shares which is a company resident for UK tax purposes in the UK and which receives a dividend paid by the Company will not generally be taxable on the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Other UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, are not entitled to claim repayment of any tax credit with respect to the dividend.

Non-UK resident Qualifying Shareholders will generally not be able to claim repayment of any tax credit from HM Revenue & Customs. A Qualifying Shareholder who is not resident in the UK should consult his own tax adviser as to whether he is entitled to a payment in respect of the tax credit, the procedure for claiming it and his tax liability on the dividends in the jurisdiction in which he is resident.

(c) Stamp duty and stamp duty reserve tax ("SDRT")

Subject to the points in the following sections, no stamp duty or SDRT will generally be payable on the issue of Provisional Allotment Letters or split Provisional Allotment Letters in respect of the New Shares or the crediting of Nil Paid Rights to accounts in CREST. Where New Shares represented by such documents or rights are registered in the name of the original shareholder entitled to such shares or New Shares are credited in uncertificated form to CREST accounts, no liability to stamp duty or SDRT will generally arise.

The purchaser of rights to New Shares represented by Provisional Allotment Letters or split Provisional Allotment Letters (whether nil paid or fully paid) or Nil Paid Rights or Fully Paid Rights held in CREST on or before the latest time for registration of renunciation will not generally be liable to pay stamp duty, but the purchaser will normally be liable to pay SDRT at the rate of 0.5% of the actual consideration paid. Where such a purchase is effected through a stockbroker or other financial intermediary that person will normally account to HM Revenue & Customs for the SDRT and should indicate that this has been done in any contract note issued to the purchaser. In other cases, the purchaser of the rights to the New Shares represented by Provisional Allotment Letters or a split Provisional Allotment Letters or Nil Paid Rights or Fully Paid Rights is liable to pay the SDRT and must account for it to HM Revenue & Customs. CRESTCo will collect and account to HM Revenue & Customs for any SDRT payable in respect of the transfer of Nil Paid Rights or Fully Paid Rights held in CREST.

No stamp duty or SDRT will be payable on the registration of Provisional Allotment Letters or split Provisional Allotment Letters or Nil Paid Rights, whether by the original holder or his renouncee.

Any dealings in New Shares after the latest time for registration of renunciation of Provisional Allotment Letters fully paid will be subject to stamp duty or SDRT in the normal way. An instrument effecting the conveyance or transfer on sale of New Shares will usually be subject to ad valorem stamp duty at the rate of 0.5% (rounded up if necessary to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5% of the amount or value of the consideration paid for the New Shares will generally arise in relation to an agreement to transfer New Shares.

However, if within six years of the date of the agreement (or, if the agreement was conditional, of the date the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is duly paid on that instrument, the stamp duty will normally cancel, or give rise to a right to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

A charge to stamp duty or SDRT at a higher rate of 1.5% of the consideration payable, or in some circumstances the value of the New Shares (rounded up in the case of stamp duty to the nearest £5), will generally be payable on a transfer or issue of New Shares to, or to a nominee for, certain persons providing clearance services or to, or to a nominee or agent for, certain persons whose business is, or includes, issuing depository receipts.

There will be no stamp duty or SDRT on a transfer of New Shares into CREST provided, in the case of SDRT, the transfer is not for money or money's worth. A transfer of New Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect and account for SDRT on relevant transactions settled within the system.

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person, including market makers, brokers, dealers and persons connected with depository arrangements and clearance services, are not liable to stamp duty or stamp duty reserve tax and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

15.2 United States Federal Income Taxation

The following is a summary based on present law of certain US federal income tax considerations relevant to the receipt, exercise and disposition of Nil Paid Rights pursuant to the Rights Issue as well as the acquisition, ownership and disposition of the New Shares. It addresses only a US Holder (as defined below) that receives the Nil Paid Rights with respect to Existing Shares or ADRs, will hold the Nil Paid Rights and New Shares as capital assets and uses the US dollar as its functional currency. The discussion is not a complete description of all the tax considerations that may be relevant to a US Holder. The discussion does not consider the circumstances of particular purchasers subject to special tax rules, such as banks, dealers, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders of 10% or more of the Company's shares, persons holding the Nil Paid Rights or New Shares as part of a hedge, straddle, conversion or other integrated financial transaction, persons resident or ordinarily resident in the United Kingdom and persons holding Existing Shares, ADRs, Nil Paid Rights or New Shares through a permanent establishment or fixed base outside the United States. The discussion is a general summary only; it is not a substitute for tax advice. It does not address US state and local tax considerations.

THE STATEMENTS ABOUT US FEDERAL INCOME TAX ISSUES ARE MADE TO SUPPORT MARKETING OF THE NIL PAID RIGHTS AND NEW SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID US FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISER ABOUT THE TAX CONSEQUENCES UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF THE RECEIPT, EXERCISE AND DISPOSITION OF NIL PAID RIGHTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF NEW SHARES UNDER THE LAWS OF THE UNITED KINGDOM, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTION WHERE THE PROSPECTIVE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, "US Holder" means a beneficial owner of Nil Paid Rights or New Shares that for US federal income tax purposes is (i) an individual citizen or resident of the United States, (ii) a corporation or other entity organised in or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

The tax consequences to a partner in a partnership holding Nil Paid Rights or New Shares generally will depend on the status of the partner and the activities of the partnership. US Holders that are partnerships are urged to consult their own tax advisers about the tax consequences to their partners of receiving, exercising and disposing of Nil Paid Rights and of purchasing, owning and disposing of New Shares.

Holders of ADRs generally will be treated for US federal income tax purposes as holding the ordinary Shares represented by the ADRs. No gain or loss will be recognized upon the exchange of New Shares for ADRs.

US Holders should note that the "UK Taxation" discussion above is also relevant. See in particular the discussion of UK stamp duty tax; section 15.1(c) of Part 16 — "Additional Information — UK Taxation".

The following discussion assumes that the Company is not and will not become a passive foreign investment company or PFIC.

(a) Nil Paid Rights

(i) *Receipt*

The Company believes that a US Holder should be entitled to treat the receipt of Nil Paid Rights pursuant to the Rights Issue as a non-taxable distribution with respect to such holder's Existing Shares for US federal income tax purposes. However, the manner of application of the US federal income tax rules applicable to the distribution of Nil Paid Rights is not entirely clear. Accordingly, the distribution of Nil Paid Rights to a US Holder could be characterized as a taxable distribution for US federal income tax purposes. The remainder of this discussion assumes, however, the distribution of Nil Paid Rights to a US Holder is non-taxable. The US Holder's holding period in the Nil Paid Rights will include its holding period in the Existing Shares or ADRs with respect to which the Nil Paid Rights were distributed.

If the fair market value of Nil Paid Rights when distributed is less than 15% of the fair market value of the Existing Shares, the Nil Paid Rights will have no tax basis unless the US Holder affirmatively elects to allocate its adjusted tax basis in its Existing Shares or ADRs to the Nil Paid Rights in proportion to the relative fair market values of the Existing Shares or ADRs and the Nil Paid Rights on the date Nil Paid Rights are distributed. A US Holder must make this election in a statement attached to its tax return for the taxable year in which it receives the Nil Paid Rights.

If the fair market value of Nil Paid Rights when distributed is 15% or more than the fair market value of the Existing Shares, then a US Holder must allocate its adjusted tax basis in its Existing Shares or ADRs between the Existing Shares or ADRs and the Nil Paid Rights in proportion to their relative fair market values on the date Nil Paid Rights are distributed.

(ii) *Exercise of Nil Paid Rights and Subscription of New Shares*

A US Holder will not recognise taxable income when it receives New Shares by exercising Nil Paid Rights. The holder's tax basis in the New Shares will equal its tax basis in the Nil Paid Rights exercised plus the US dollar value of the pounds sterling exercise price of the Nil Paid Rights on the acquisition date (or in the case of cash basis and electing accrual basis taxpayers, the settlement date).

If a US Holder uses previously acquired pounds sterling to pay the subscription price for the New Shares, any foreign currency gain or loss that it recognises on the exchange of the pounds sterling for New Shares generally will be US source ordinary income or loss.

(iii) *Dispositions*

A US Holder will generally recognise capital gain or loss on the sale or other disposition of Nil Paid Rights in an amount equal to the difference between its adjusted tax basis in the Nil Paid Rights and the US dollar value of the amount realised from the sale or other disposition. Any gain or loss generally will be treated as arising from US sources and will be long-term capital gain or loss if the US Holder's holding period in the Nil Paid Rights exceeds one year.

A US Holder that receives foreign currency on the sale or other disposition of the Nil Paid Rights will realise an amount equal to the US dollar value of the foreign currency on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US Holder will have a tax basis in the foreign currency received equal to the US dollar amount realised. Any gain or loss realised on a subsequent conversion of the foreign currency into US dollars generally will be US source ordinary income or loss.

(iv) *Expiration*

If a US Holder allows Nil Paid Rights to expire without selling or exercising them, the Nil Paid Rights should be deemed to have no tax basis. The holder therefore should recognise no loss upon the expiration of the Nil Paid Rights. Any tax basis that was allocated from Existing Shares or ADRs to the Nil Paid Rights will remain with the Existing Shares or ADRs.

A US Holder that receives a payment from the Managers on account of the sale of New Shares at a premium over the Rights Issue Price will be treated either as having sold the Nil Paid Rights (as described above) or as having exercised the Nil Paid Rights and sold the New Shares. A US Holder that is treated as having sold the New Shares will recognise a short-term capital gain or loss as described below (see Section 15.2(b)(ii)). A US Holder that receives amounts in respect of lapsed Nil Paid Rights should consult its own tax advisers about the US federal income tax treatment of those amounts.

(b) New Shares

Dividends

Distributions on the New Shares will be includable in income as dividends from foreign sources when actually or constructively received. The dividends will not be eligible for the dividends-received deduction available to US corporations. The dividends generally will be eligible for the reduced rate available to non-corporate US Holders on qualified dividend income.

Dividends paid in pounds sterling will be includable in income in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into US dollars at that time. A US Holder's adjusted tax basis in the pounds sterling will equal the US dollar amount included. Any gain or loss recognised on a subsequent conversion of the pounds sterling into US dollars for a different amount generally will be US source ordinary income or loss.

(ii) *Dispositions*

A US Holder generally will recognise capital gain or loss on the sale or other disposition of the New Shares equal to the difference between the US dollar value of the amount realised from the sale or other disposition and the US Holder's adjusted tax basis in the New Shares. This capital gain or loss will be long term capital gain or loss if the US Holder held the New Shares for more than one year. Deductions for capital losses are subject to significant limitations.

A US Holder that receives foreign currency on the sale or other disposition of New Shares will realise an amount equal to the US dollar value of the foreign currency on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into US dollars at that time. A US Holder will have a tax basis in the foreign currency received equal to the US dollar amount realised. Any gain or loss on a subsequent conversion of the foreign currency into US dollars for a different amount generally will be US source ordinary income or loss.

(c) Backup Withholding and Information Reporting

Dividends paid in respect of the New Shares and proceeds from the sale or exchange of Nil Paid Rights or New Shares may be reported to the US Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments unless the holder provides its taxpayer identification number or otherwise establishes a basis for exemption. Any amount withheld may be credited against the holder's US federal income tax liability or refunded to the extent it exceeds the holder's liability.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE NOTES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

16. Working capital

In the opinion of the Company, the working capital available to the Group is sufficient for the Group's present requirements, that is for the next 12 months following the date of this Document.

17. Related party transactions

The Company confirms that there have been no related party transactions during the three years ended 31 March 2006, 31 March 2005 and 31 March 2004 and during the period between 1 April 2006 and 23 May 2006 (being the latest practicable date prior to the publication of this Document).

18. NO SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the Group since 31 March 2006, the date to which the last audited consolidated annual accounts of Invensys were prepared.

19. DIVIDENDS

19.1 As at 31 March 2006, Invensys had, and after the application of the net proceeds from the Rights Issue, Invensys will continue to have, a significant deficit on distributable reserves and is subject to restrictions on payment of dividends under the terms of the High Yield Bonds. Accordingly, Invensys is unlikely to be able to pay dividends for the foreseeable future.

19.2 Invensys has not paid or declared any dividends in respect of the years ended 31 March 2006, 31 March 2005 and 31 March 2004.

19.3 There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

20. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

From 1 April 2005, as required by the European Union's IAS Regulation, the Group has prepared its audited consolidated financial information in accordance with IFRS as adopted by the EU, a body of accounting principles that may differ materially from US generally accepted accounting principles (US GAAP). The Company has not quantified the impact of these differences.

In making an investment decision, prospective investors must rely on their own examination of the Group, the terms of the Offer and the financial information in this document. Prospective investors should consult their own professional advisers for an understanding of the difference between IFRS and US GAAP. The following provides a summary of the most significant differences between IFRS and US GAAP that the directors believe might impact Invensys.

(a) Transition from UK GAAP to IFRS

On transition from UK GAAP to IFRS on 1 April 2004 the Group adopted certain exemptions under IFRS 1, which result in significant differences between the accounting for transactions pre-transition presented in the IFRS financial statements and how the transactions pre-transition would have been accounted for under IFRS. These items therefore result in differences between the Invensys financial statements under IFRS and how the financial statements would be presented under US GAAP. The most significant exemptions adopted were:

- business combinations - business combinations prior to the date of transition were not restated;
- employee benefits - the approach to accounting for actuarial gains and losses on the Group's pension schemes under IFRS is consistent with UK GAAP, FRS 17. The "corridor" approach has not been applied, and gains and losses are being recognised in full as a reserve movement;
- cumulative translation differences - cumulative translation differences on foreign operations have been deemed to be zero at IFRS transition; only post-transition translation differences are being taken to the income statement on the subsequent disposal of a foreign operation; and
- financial instruments - IAS 32 and IAS 39 were applied for the first time for the year ended 31 March 2006.

In accordance with IAS 38, Intangible assets, in certain cases where it was not possible to assess accurately whether costs for developing software expensed under UK GAAP prior to IFRS transition met the IAS 38 criteria for capitalisation, an asset was not recognised on transition.

(b) Intangible fixed assets

- Since, as described in (a) above, on transition from UK GAAP to IFRS, business combinations prior to the transition date have not been restated, the merger between Siebe plc and BTR plc on 4 February, 1999, which resulted in the formation of Invensys plc, has been accounted for as a merger. Under US GAAP it would have been accounted for as the purchase of BTR plc by Siebe plc. This would have

given rise to a significant difference on the accounting for intangible assets, including goodwill, and the related amortisation. Other business combinations prior to the transition date have also not been restated and differences in accounting for these transactions by Invensys also would have given rise to significant differences in intangible asset balances, primarily goodwill, and the related amortisation.

- Goodwill on acquisitions up to 4 April 1998 was set off against reserves, whereas under US GAAP it would have been capitalised. Furthermore, goodwill arising pre-transition was amortised, whereas under US GAAP from 1 April 2002 it would no longer have been amortised but would have been subject to impairment testing. Impairment provisions which might be required would differ between US GAAP and UK GAAP, reflecting both differences in underlying carrying values and the bases of calculating the provision.

(c) Pension accounting

- The treatment of the merger between Siebe plc and BTR plc under purchase accounting for US GAAP would have given rise to the recognition of a pension asset, in accordance with Statement of Financial Accounting Standards 87: Employers' Accounting for Pensions.
- Since as described in (a) above on transition from UK GAAP to IFRS Invensys has not applied the corridor approach to accounting for actuarial gains and losses, the overall pension accounting would be impacted by differences related to actuarial methods used in measuring and recognising the value of the plan assets and accumulated benefit obligation.

(d) Other balance sheet items

- Other balance sheet differences would include items related to the fair value adjustments related to the use of purchase accounting for the merger, the valuation of financial instruments and derivatives for the year ended 31 March 2005 (as described in (a) above) and restructuring accruals.

(e) Loss on disposal and discontinued operations

- As described in (a) above on transition from UK GAAP to IFRS only post-transition translation differences on foreign operations are being taken to the income statement on the subsequent disposal of a foreign operation, whereas under US GAAP translation differences before the transition date would also have been taken to the income statement.
- The loss on disposals would also have differed, principally reflecting the differing carrying values of goodwill attributed to the disposed businesses arising from the matters identified in (a) and (b) above.

(f) Software capitalisation and amortisation

- As described in (a) above, on transition to IFRS in accordance with IAS 38, costs for developing software incurred prior to transition were not capitalised where it was not possible to assess accurately whether the costs met the criteria for recognition. Under US GAAP the costs of developing software products for sale would have been capitalised after technical feasibility had been established for the product in accordance with SFAS 86. These capitalised costs then would have been amortised over the remaining estimated economic life of the product.

(g) Other income statement items

Other income statement differences would include items related to accounting for pension costs and financial instruments and derivatives for the year ended 31 March 2005 (as described in (a) above).

21. CONSENTS

Ernst & Young LLP has given and has not withdrawn its written consent to the inclusion of its report in the unaudited pro forma financial information in Part 13 of this Document, in the form and context in which it appears, and has authorised the contents of the part of this Document which comprises its report for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

22. GENERAL

The Managers and Underwriters and their respective affiliates have, from time to time, performed certain investment banking and/or other financial services for the Company and certain of its subsidiaries and affiliates,

for which they received customary fees. The proceeds from the Rights Issue will be used to repay indebtedness under the Existing Senior Credit Facilities. HSBC Bank plc and Morgan Stanley Bank International Limited are arrangers and HSBC Bank plc and Morgan Stanley Senior Funding, Inc. are lenders under the New Senior Credit Facilities described in paragraph 14.2 of Part 16 ("Additional Information"). The Managers and Underwriters and their respective affiliates may in the future provide investment banking or other financial services to the Company and its subsidiaries or affiliates, for which they will receive customary fees.

23. MISCELLANEOUS

22.1 The expenses relating to the issue of the New Shares, including the Underwriters' commission, the UK Listing Authority and London Stock Exchange listing fees, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to £17 million (excluding VAT) and are payable by the Company.

22.2 The financial information contained in this Document does not amount to statutory accounts within the meaning of section 240 of the Act.

22.3 The Company is not currently subject to any mandatory takeover bids.

24. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 12 months following Admission at the offices of the Company at Portland House, Bressenden Place, London SW1E 5BF:

(a) the Memorandum and Articles of Association of the Company;

(b) the Annual Report and Accounts for Invensys in respect of the years ended 31 March 2006, 31 March 2005 and 31 March 2004;

(c) the consent letter referred to in "Consents" in paragraph 21 above;

(d) the Circular dated 25 May 2006;

(e) the report from Ernst & Young LLP set out in Part 13 ("Unaudited Pro-forma Financial Information");

(f) the Provisional Allotment Letter; and

(g) this Document.

Dated: 25 May 2006

PART 17 DEFINITIONS

The following definitions apply throughout this Document unless the context requires otherwise:

"144A Notes"	the 144A notes issued by the Company due 2010
"2004 Refinancing"	the refinancing plan announced by the Invensys Board on 5 February 2004 including the following transactions: a) the raising of approximately £470 million (£450 million net of expenses) by the issue of 2,187,363,013 Ordinary Shares at an issue price of 21.50 pence per Ordinary Share by way of the Placing and Open Offer; b) the raising of approximately £650 million (£625 million net of expenses) by the issue of the High Yield Bonds; and c) the arrangement of the £1.6 billion Current Senior Credit Facilities
"2006 Refinancing"	the Rights Issue and the New Senior Credit Facilities
"Act"	the Companies Act 1985, as amended
"ABS"	Advanced Building Systems
"Admission"	the admission of the New Shares, nil paid, (i) to the Official List and (ii) to trading on the London Stock Exchange's market for listed securities
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"ADR"	an American Depositary Receipt of the Company issued under the Deposit Agreement, evidencing an American Depositary Share
"AGM"	the annual general meeting of the Company, scheduled to be held on 3 August 2006
"American Depositary Shares"	American Depositary Shares, each representing two Ordinary Shares, evidenced by ADRs
"APAC"	Asia Pacific
"Articles"	the articles of association of the Company
"Audit Committee"	the audit committee of the Company
"Australia"	the Commonwealth of Australia
"Business Day"	a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business
"Canada"	Canada, its territories and possessions
"CCSS"	the CREST Courier and Sorting Service established by CRESTCo to facilitate inter alia the deposit and withdrawal of certificated securities;
"CER"	constant exchange rates
"certificated" or "in certificated form"	an Ordinary Share or other security (as appropriate) not in uncertificated form
"Circular"	the circular dated 25 May 2006 issued by the Company in connection with the Rights Issue and including the EGM Notice
"Combined Code"	the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003
"Company" or "Invensys"	Invensys plc

"CREST" — the relevant system (as defined in the Regulations) for the paperless settlement of trades in listed securities in the UK, of which CRESTCo is the operator (as defined in the Regulations)

"CRESTCo" — CRESTCo Limited

"CREST Manual" — the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrar Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since)

"CREST member" — a person who has been admitted to CRESTCo as a system-member (as defined in the Regulations)

"CREST participant" — a person who is, in relation to CREST, a system-participant (as defined in the Regulations)

"CREST shareholders" — Shareholders holding Ordinary Shares in uncertificated form

"CREST sponsor" — a CREST participant admitted to CREST as a CREST sponsor

"CREST sponsored member" — a CREST member admitted to CREST as a sponsored member

"Current Senior Credit Facilities" — the senior credit facilities issued pursuant to the 2004 Refinancing and described in paragraph 14 of Part 16 ("Additional Information") of this Document

"Deposit Agreement" — the amended and restated deposit agreement between the Depositary, the Company and holders of ADRs, dated as of 12 February 1999 as amended

"Depositary" — Deutsche Bank Trust Company America of 60 Wall Street, New York, NY 10005, United States

"Directors" or "Board" — the Executive Directors and Non-Executive Directors

"Disclosure Rules" — the disclosure rules made under section 73A of the FSMA

"Disposal" — the proposed disposal of IBS to Schneider Electric S.A.

this "Document" — this Prospectus issued by the Company in respect of the Rights Issue dated 25 May 2006 (together with any supplements or amendments thereto)

"EGM Notice" — the notice of the Extraordinary General Meeting set out in the Circular

"EMEA" — Europe, Middle East and Asia

"Extraordinary General Meeting" or "EGM" — the extraordinary general meeting of the Company convened for Wednesday, 14 June 2006, (including any adjournment thereof), notice of which is set out at the end of the Circular

"EU" — the European Union

"Exchange Act" — United States Securities Exchange Act of 1934, as amended

"Exchange Information" — the business and financial information that Invensys is required to publish in accordance with the rules and practices of the Financial Services Authority and the London Stock Exchange

"Excluded Jurisdictions" — the United States, Canada, Japan, France, Australia and South Africa

"Executive Directors" — the executive Directors of the Company

"Existing Shares" — the existing issued Ordinary Shares

"ex-rights date" — 15 June 2006

"Financial Services Authority" or "FSA"	the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA
"FRS"	the Financial Reporting Standards
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Fully Paid Rights"	rights to subscribe for the New Shares, fully paid
"High Yield Bonds"	the 9.875% senior subordinated notes due 2011 issued by the Company
"IBS"	Invensys Building Systems operations in the US and Asia Pacific
"IFRS"	the International Financial Reporting Standards as adopted by the European Union
"Invensys Group" or the "Group"	the Company and its consolidated subsidiaries and subsidiary undertakings from time to time
"Invensys Share Schemes"	the Invensys 1998 Senior Executive Share Option Scheme, the Siebe plc Share Option Scheme 1993, the BTR Executive Share Option Scheme (1995), the BTR Senior Executive Share Option Scheme 1985, the Eurotherm plc Executive Share Option Scheme 1995, the Eurotherm International Executive Share Option Scheme 1985, the Second Unitech 1984 Executive Share Option Scheme, the Unitech 1984 Executive Share Option Scheme, the Invensys Savings Related Share Option Scheme, the Invensys Overseas Savings Related Share Option Scheme, the BTR plc Savings Related Share Option Scheme, the Baker Savings Related Share Option Scheme (1981), the Invensys 1998 Senior Executive Long Term Incentive Plan, the Invensys plc Restricted Share Plan and any other arrangements for involving employees of Invensys and/or members of its group in the capital of Invensys
"Issue Price"	15 pence per New Share
"Joint Sponsors"	JPMorgan Cazenove Limited and Morgan Stanley & Co. International Limited
"Lenders"	Bank of America, N.A., Deutsche Bank AG, London Branch, HSBC Bank plc, Lloyds TSB Bank plc, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited and The Royal Bank of Scotland plc
"Listing Rules"	the listing rules made under section 73A of the FSMA
"London Stock Exchange"	London Stock Exchange plc
"Managers"	HSBC Bank plc, JPMorgan Cazenove Limited and Morgan Stanley & Co. International Limited
"member account ID"	the identification code or number attached to any member account in CREST
"Memorandum"	Memorandum of Association of the Company
"Member States"	member states of the EU
"MTM instruction"	Many-to Many instruction
"New Senior Credit Facilities"	the credit facilities to be entered into pursuant to the 2006 Refinancing and referred to in paragraph 14 of Part 16 ("Additional Information")
"New Shares"	the new Ordinary Shares to be allotted and issued pursuant to the Rights Issue
"Nil Paid Rights"	rights to subscribe for New Shares, nil paid, provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue

"Non-Executive Directors"	the non-executive Directors of the Company
"Official List"	the Official List of the Financial Services Authority
"OPBIT"	under UK GAAP, operating profit before exceptional items, goodwill amortisation and goodwill impairment; under IFRS, operating profit before exceptional items
"Ordinary Shares"	the ordinary shares of 1 pence each in the capital of Invensys
"Overseas Shareholders"	Qualifying Shareholders with registered addresses in, or who are citizens, residents or nationals of jurisdictions outside the UK
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
"Placing and Open Offer"	the placing and open offer made by the Company in February 2004 pursuant to the 2004 Refinancing
"Proposed Director"	Stephen Hare
"Proposed Senior Manager"	James Drummond
"Prospectus" or "this Document"	this Prospectus issued by the Company in respect of the Rights Issue dated 25 May 2006 (together with any supplements or amendments thereto)
"Prospectus Rules"	the rules made for the purposes of Part VI of FSMA in relation to the offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004
"Prospectus Directive"	EU Prospectus Directive (2003/71/EC)
"Provisional Allotment Letters"	the renounceable provisional allotment letters representing Nil Paid Rights or Fully Paid Rights to be issued to Qualifying non-CREST Shareholders (other than Qualifying Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Japan, Australia, France or South Africa)
"Proxy Form"	the proxy form relating to the EGM
"Qualified Institutional Buyer" or "QIB"	has the meaning given by Rule 144A under the Securities Act
"Qualifying CREST Shareholders"	Qualifying Shareholders holding Existing Shares in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders holding Existing Shares in certificated form
"Qualifying Shareholders"	holders of Existing Shares on the register of members of Invensys at the close of business on the Record Date
"Record Date"	12 June 2006
"Registrar"	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6NA
"Regulatory Information Service"	a Regulatory Information Service that is approved by the FSA and that is on the list of Regulatory Information Service providers maintained by the FSA
"Regulation S"	Regulation S under the Securities Act
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended
"Resolution"	the resolution set out in the EGM Notice
"Rights Issue"	the proposed issue by way of rights of up to 2,276 million New Shares to Qualifying Shareholders on the terms and subject to the conditions set out in this Document and, in the case of Qualifying non-CREST Shareholders only, in the Provisional Allotment Letters

"Rule 144A"	Rule 144A under the Securities Act
"Securities Act"	the United States Securities Act of 1933, as amended
"Senior Managers"	the persons set out above in Part 7 ("Directors, Senior Managers and Corporate Governance") under "Senior Managers"
"Shareholders"	the holders of Ordinary Shares
"South Africa"	the Republic of South Africa
"Statutes"	the Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Act
"subsidiary undertaking"	as defined in section 258 of the Act
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	generally accepted accounting principles in the UK
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST
"Underwriters"	HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited
"Underwriting Agreement"	the underwriting agreement entered into between the Company, the Underwriters and the Managers described in paragraph 9 of Part 16 ("Additional Information")
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia
"US GAAP"	generally accepted accounting principles in the US

Terms defined in the CREST Manual, shall unless the context otherwise requires, bear the same meanings where used herein.

PART 18 CHECKLIST OF DOCUMENTATION INCORPORATED BY REFERENCE

Information incorporated by reference	Page number in Prospectus
Annual report and accounts of Invensys for the year ended 31 March 2005 (pages 35 to 67 inclusive)	71
Annual report and accounts of Invensys for the year ended 31 March 2004 (pages 28 to 62 inclusive)	71

(Please see Part 12 ("Unaudited Revised Presentation to Reflect Discontinued Operations") for a revised presentation of financial information in respect of the financial years ended 31 March 2005 and 2004 reflecting discontinued operations and the reclassification of operations between businesses.)

Copies of the documents of which part or all are incorporated herein are available:

(a) on the Company's website (*www.invensys.com*). Except to the extent expressly set out above in this Part 18, neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this Document; and

(b) as provided in paragraph 24 of Part 16 ("Additional Information).